Filed Pursuant to Rule 424(b)(3)
Registration File No.: 333-215224

Offer by

MONTANA MERGER SUB I, INC.,

a direct wholly owned subsidiary of

MACOM TECHNOLOGY SOLUTIONS HOLDINGS, INC.,

to exchange each outstanding share of common stock of

APPLIED MICRO CIRCUITS CORPORATION

for

$3.25 in cash

and

0.1089 shares of common stock of MACOM Technology Solutions Holdings, Inc.

THE OFFER AND THE WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 A.M. MIDNIGHT, EASTERN TIME, AT THE END OF JANUARY 25, 2017, UNLESS EXTENDED OR TERMINATED.

MACOM Technology Solutions Holdings, Inc. (“MACOM”), through its direct wholly owned subsidiary Montana Merger Sub I, Inc. (the “Purchaser”), is offering, upon the terms and subject to the conditions set forth in this prospectus/offer and in the accompanying letter of transmittal, to exchange for each outstanding share of common stock of Applied Micro Circuits Corporation (“AppliedMicro”), par value $0.01 per share, that is validly tendered in the offer and not properly withdrawn:

•	$3.25 in cash, without interest and less any applicable withholding taxes (the “cash consideration”); and

•	0.1089 shares of MACOM common stock, par value $0.001 per share, together with cash in lieu of any fractional shares of MACOM common stock, without interest and less any applicable withholding taxes (the “stock consideration”, which, together with the cash consideration, forms the “transaction consideration”).

The Purchaser’s obligation to accept for exchange, and to exchange, shares of AppliedMicro common stock for cash and shares of MACOM common stock in the offer is subject to a number of conditions, including there having been validly tendered and not properly withdrawn a number of shares of AppliedMicro common stock that, together with any shares of AppliedMicro common stock directly or indirectly owned by MACOM and the Purchaser, represents at least a majority of the outstanding shares of AppliedMicro common stock. See “The Merger Agreement – Conditions to the Transaction – Conditions to the Offer” for a description of all such conditions.

The offer is being made pursuant to an Agreement and Plan of Merger and Reorganization, dated November 21, 2016 (as such agreement may be amended, supplemented or otherwise modified from time to time in accordance therewith, the “merger agreement”), among MACOM, the Purchaser, MACOM Connectivity Solutions, LLC (f/k/a Montana Merger Sub II, LLC), a direct wholly owned subsidiary of MACOM (“Merger Sub”), and AppliedMicro. A copy of the merger agreement is attached to this document as Annex A.

The offer is the first step in MACOM’s plan to acquire control of, and ultimately all of the outstanding equity in, AppliedMicro. Pursuant to the terms and subject to the conditions of the merger agreement, as soon as practicable following the consummation of the offer, MACOM intends to consummate a merger of the Purchaser with and into AppliedMicro, with AppliedMicro surviving the merger (the “first merger”). The purpose of the first merger is for MACOM to acquire all shares of AppliedMicro common stock that it did not acquire in the offer. In the first merger, each outstanding share of AppliedMicro common stock that was not acquired by the Purchaser in the offer (other than certain dissenting, converted and cancelled shares, as described further in this document) will be converted into the right to receive the transaction consideration. After the first merger, the

AppliedMicro business will be a direct wholly owned subsidiary of MACOM, and the former stockholders of AppliedMicro will no longer have any direct ownership interest in the surviving entity (the “first surviving company”). The first merger will be governed by Section 251(h) of the General Corporation Law of the state of Delaware (the “DGCL”), and accordingly no stockholder vote will be required to complete the first merger.

Immediately following the first merger, the first surviving company will merge with and into Merger Sub (which we refer to as the “second merger” and together with the first merger, the “mergers”), with Merger Sub surviving the second merger. As a result of the second merger, the surviving entity (the “surviving company”) will be converted from a corporation into a limited liability company. The second merger is intended to cause the offer and the mergers, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). Please read the discussion under the caption “Material U.S. Federal Income Tax Consequences” in this prospectus/offer. Immediately before the second merger, MACOM will be the sole owner of AppliedMicro, and none of the former AppliedMicro Stockholders will have any direct economic interest in, or approval or other rights with respect to, the second merger.

The AppliedMicro board of directors unanimously determined that the terms of the merger agreement and the transactions contemplated by the merger agreement (the “transactions”), including the offer and the first merger, are fair to, and in the best interests of, AppliedMicro and its stockholders. The AppliedMicro board of directors has also resolved to recommend that the stockholders of AppliedMicro accept the offer and tender their shares of AppliedMicro common stock to the Purchaser pursuant to the offer.

The MACOM board of directors also unanimously determined that the terms of the merger agreement and the transactions, including the offer and the first merger, are fair to, and in the best interests of, MACOM and its stockholders.

MACOM common stock is listed on the NASDAQ Global Select Market (“Nasdaq”) under the symbol “MTSI,” and AppliedMicro common stock is listed on Nasdaq under the symbol “AMCC.” You are encouraged to obtain current market quotations for MACOM common stock and AppliedMicro common stock in connection with your decision whether to tender your shares.

The first merger will entitle AppliedMicro stockholders to appraisal rights under the DGCL. To exercise appraisal rights, an AppliedMicro stockholder must strictly comply with all of the procedures under the DGCL. These procedures are described more fully in the section entitled “The Transactions – Dissenters’ Rights.”

For a discussion of certain factors that AppliedMicro stockholders should consider in connection with the offer, please read the section of this document entitled “Risk Factors” beginning on page 23.

You are encouraged to read this entire document and the related letter of transmittal carefully, including the annexes and information referred to or incorporated by reference in this document.

Neither MACOM nor the Purchaser has authorized any person to provide any information or to make any representation in connection with the offer other than the information contained or incorporated by reference in this document, and if any person provides any information or makes any representation of this kind, that information or representation must not be relied upon as having been authorized by MACOM or the Purchaser.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this document. Any representation to the contrary is a criminal offense.

The date of this prospectus/offer is January 24, 2017.

i

ADDITIONAL INFORMATION

As permitted by the SEC, this document incorporates by reference important business and financial information about MACOM, AppliedMicro and their respective subsidiaries from documents filed with the SEC that have not been included in or delivered with this document.

This information is available without charge at the SEC’s website at www.sec.gov, as well as from other sources.

You can obtain the documents incorporated by reference in this document, without charge, by requesting them in writing or by telephone at the following address and telephone number.

Investor Relations MACOM Technology Solutions Holdings, Inc. 100 Chelmsford Street

Lowell, Massachusetts 01851

(978) 656-2500 http://ir.macom.com/

If you would like to request documents, in order to receive timely delivery prior to the expiration of the offer, please make your request at least five (5) business days prior to the expiration date of the offer. Unless the offer is extended, this means that the latest you should request documents is January 18, 2017.

See also “Where To Obtain Additional Information.”

AppliedMicro has supplied all information contained or incorporated by reference in this document relating to AppliedMicro, and MACOM has supplied all information contained or incorporated by reference in this document relating to MACOM. Both AppliedMicro and MACOM have contributed information relating to the transactions.

Certain information relating to AppliedMicro appears in the Solicitation/Recommendation Statement on Schedule 14D-9, which has been filed by AppliedMicro with the SEC (as amended and supplemented, the “Schedule 14D-9”). The initial Schedule 14D-9 was mailed to AppliedMicro stockholders on or about December 23, 2016.

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QUESTIONS AND ANSWERS ABOUT THE OFFER

Below are some of the questions that you as a holder of shares of AppliedMicro common stock may have regarding the offer and answers to those questions. You are urged to carefully read the remainder of this document, the related letter of transmittal, the annexes to this document and the other information referred to or incorporated by reference in this document because the information contained in this section and in the “Summary” section is not complete. See “Where To Obtain Additional Information.”

As used in this document, unless otherwise indicated or the context requires: “MACOM” (or “we,” “us” and “our”) refers to MACOM Technology Holdings Solutions, Inc., a Delaware corporation, and its consolidated subsidiaries; the “Purchaser” refers to Montana Merger Sub I, Inc., a Delaware corporation and a direct wholly owned subsidiary of MACOM; “Merger Sub” refers to MACOM Connectivity Solutions, LLC (f/k/a Montana Merger Sub II, LLC), a Delaware limited liability company and a direct wholly owned subsidiary of MACOM; and “AppliedMicro” refers to Applied Micro Circuits Corporation, a Delaware corporation, and its consolidated subsidiaries.

Who is offering to buy my AppliedMicro shares?

MACOM, through its direct wholly owned subsidiary the Purchaser, is making this offer to exchange $3.25 in cash and 0.1089 shares of common stock of MACOM for each share of common stock of AppliedMicro that is validly tendered in the offer and not properly withdrawn.

MACOM is a leading provider of high-performance analog semiconductor solutions that enable next-generation Internet applications, the cloud connected apps economy and the modern, networked battlefield across the radio frequency, microwave, millimeter-wave and photonic spectrum. Our technology enables next generation radars for air traffic control and weather forecasting, as well as mission success on the modern networked battlefield. We help our customers, including some of the world’s leading communications infrastructure, aerospace and defense companies, solve complex challenges in areas including network capacity, signal coverage, energy efficiency and field reliability, utilizing our best-in-class team and broad portfolio of analog radio frequency, microwave, millimeter-wave and photonic semiconductor solutions.

What is MACOM proposing?

Pursuant to the terms and subject to the conditions set forth in the Agreement and Plan of Merger and Reorganization, entered into by MACOM, the Purchaser, Merger Sub and AppliedMicro on November 21, 2016 (as such agreement may be amended, supplemented or otherwise modified from time to time in accordance therewith, the “merger agreement”), MACOM proposes to acquire control of, and ultimately all of the outstanding equity in, AppliedMicro.

The offer is the first step in MACOM’s plan to acquire all of the outstanding shares of AppliedMicro, and the first merger is the second step in such plan.

If a sufficient number of shares of AppliedMicro common stock are tendered into the offer such that MACOM will own at least a majority of the outstanding shares of AppliedMicro common stock, subject to the satisfaction or waiver of the other conditions to the offer, MACOM will accept for exchange, the shares tendered in the offer. Then, as soon as practicable thereafter, MACOM will consummate a merger of the Purchaser with and into AppliedMicro, with AppliedMicro surviving the merger (the “first merger”). The purpose of the first merger is for MACOM to acquire all remaining shares of AppliedMicro common stock that it did not acquire in the offer. After the first merger, the AppliedMicro business will be a direct wholly owned subsidiary of MACOM, and the former stockholders of AppliedMicro will no longer have any direct ownership interest in the first surviving company. The first merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), and accordingly no stockholder vote will be required to consummate the first merger.

Immediately following the first merger, the first surviving company will merge with and into Merger Sub (which we refer to as the “second merger” and together with the first merger, the “mergers”), with Merger Sub surviving the second merger. As a result of the second merger, the surviving company will be converted from a corporation into a limited liability company.

Why is MACOM proposing the offer and the mergers?

The board of directors of MACOM unanimously determined that the terms of the merger agreement and the transactions contemplated by the merger agreement (the “transactions”), including the offer and the first merger, are fair to, and in the best interests of, MACOM and its stockholders. See “The Transactions – MACOM’s Reasons for the Transactions” for more information.

Does the AppliedMicro board of directors support the transactions?

Yes. The AppliedMicro board of directors unanimously resolved to recommend that AppliedMicro stockholders accept the offer and tender their AppliedMicro shares to the Purchaser pursuant to the offer. The AppliedMicro board of directors also unanimously determined that the terms of the merger agreement and the transactions, including the offer and the first merger, are fair to, and in the best interests of AppliedMicro’s stockholders.

See “The Transactions – AppliedMicro’s Reasons for the Transactions; Recommendation of AppliedMicro’s Board of Directors” for more information. A description of the reasons for this recommendation is also set forth in AppliedMicro’s Solicitation/Recommendation Statement on Schedule 14D-9, which has been filed by AppliedMicro with the SEC (as amended and supplemented, the “Schedule 14D-9”). The initial Schedule 14D-9 was mailed to AppliedMicro stockholders together with the preliminary prospectus/offer on or about December 23, 2016.

Do any of AppliedMicro’s significant stockholders support the transactions?

Yes. Concurrently with the execution of the merger agreement on November 21, 2016, MACOM and the Purchaser entered into separate support agreements (each, a “support agreement” and collectively, the “support agreements”) with each of L. William Caraccio, Cesar Cesaratto, Paramesh Gopi, Paul Gray, Michael Major, Martin S. McDermut, Theodore A. Shlapak, Robert Sproull, Duston Williams, Christopher Zepf, and Kingdom Ridge Capital LLC (collectively, the “supporting stockholders”), who beneficially own, in the aggregate, approximately eleven percent (11%) of AppliedMicro common stock, as of December 15, 2016, to commit to tender their shares of AppliedMicro common stock in the offer. See “Support Agreements.”

What are the classes and amounts of AppliedMicro securities that the Purchaser is offering to acquire?

MACOM, through the Purchaser, is seeking to acquire all issued and outstanding shares of AppliedMicro common stock, par value $0.01 per share.

What will I receive for my shares of AppliedMicro common stock?

MACOM, through the Purchaser, is offering, upon the terms and subject to the conditions set forth in this document and in the accompanying letter of transmittal, to exchange for each outstanding share of AppliedMicro common stock that is validly tendered in the offer and not properly withdrawn:

•	$3.25 in cash, without interest and less any applicable withholding taxes (the “cash consideration”); and

•	0.1089 shares of MACOM common stock, par value $0.001 per share, together with cash in lieu of any fractional shares of MACOM common stock, without interest and less any applicable withholding taxes (the “stock consideration,” which, together with the cash consideration, forms the “transaction consideration”).

If you do not tender your shares into the offer, but the first merger is completed, you will also receive the transaction consideration in exchange for your shares of AppliedMicro common stock (other than for certain dissenting, converted and cancelled shares, as described further in this document).

Will I have to pay any fee or commission to exchange my shares of AppliedMicro common stock?

If you are the record owner of your shares of AppliedMicro common stock and you tender those shares in the offer, you will not have to pay any brokerage fees, commissions or similar expenses. If you own your shares of AppliedMicro common stock through a broker, dealer, commercial bank, trust company or other nominee and your broker, dealer, commercial bank, trust company or other nominee tenders your shares on your behalf, your broker or such other nominee may charge a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply.

What are the conditions of the offer?

The offer is conditioned upon, among other things, the following:

•	Regulatory Approval – any waiting period (and extensions thereof) applicable to the offer and the mergers under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), having expired or been terminated, which required waiting period with respect to the offer and the mergers was terminated by the FTC and the Antitrust Division on December 12, 2016;

•	Minimum Condition – The Purchaser receiving at least a majority of the outstanding shares of AppliedMicro common stock, when added to shares of AppliedMicro common stock already owned by the Purchaser, having been validly tendered into (and not withdrawn from) the offer prior to the expiration date of the offer (the “minimum condition”);

•	Effectiveness of Form S-4 – the registration statement on Form S-4 of which this document is a part having been declared effective by the SEC under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and no stop order having been issued or proceeding seeking a stop order having been initiated or threatened by the SEC;

•	Listing of MACOM Common Stock – the shares of MACOM common stock to be issued in the offer and the mergers having been approved for listing on Nasdaq, subject to official notice of issuance;

•	Accuracy of AppliedMicro’s Representations – the representations and warranties of AppliedMicro contained in the merger agreement being true and correct as of November 21, 2016 and the expiration date of the offer, subject to specified de minimis and materiality standards, as applicable;

•	AppliedMicro’s Compliance with Covenants – AppliedMicro having complied in all material respects with its covenants under the merger agreement to be performed by AppliedMicro at or prior to the expiration date;

•	No Legal Prohibition – there being no injunction by any court or other tribunal of competent jurisdiction or law that has been adopted and is effective that, in each case, prohibits or makes illegal the consummation of the offer or the mergers; and

•	Tax Opinions – the receipt of written opinions by MACOM and AppliedMicro from their respective legal counsel, dated as of the expiration date of the offer, to the effect that the offer and the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

The offer is subject to certain other conditions set forth in the section entitled “The Merger Agreement – Conditions to the Transactions – Conditions to the Offer.” MACOM’s obligation to consummate the offer is not conditioned upon any financing arrangements or contingencies.

How long will it take to complete the proposed transactions?

The transactions are currently expected to be completed during the first calendar quarter of 2017, subject to the satisfaction or waiver of the conditions described in “The Merger Agreement – Conditions to the Transactions.”

Until what time can I tender my shares of AppliedMicro common stock in the offer?

The offer is scheduled to expire at 12:00 midnight, Eastern time, at the end of January 25, 2017, unless extended or terminated. Any extension, delay, termination, waiver or amendment of the offer will be followed as promptly as practicable by public announcement thereof to be made no later than 9:00 a.m., Eastern time, on the next business day after the previously scheduled expiration date. During any such extension, all shares previously tendered and not properly withdrawn will remain subject to the offer, subject to the rights of a tendering stockholder to withdraw such stockholder’s shares. “Expiration date” means January 25, 2017, unless and until the Purchaser has extended the period during which the offer is open, subject to the terms and conditions of the merger agreement, in which event the term “expiration date” means the latest time and date at which the offer, as so extended by the Purchaser, will expire.

Subject to the provisions of the merger agreement, and unless AppliedMicro consents otherwise or the offer or the merger agreement is terminated, (1) the Purchaser must extend the offer for any period required by the U.S. federal securities laws and rules and regulations of the SEC and its staff or of Nasdaq, and, except for in certain circumstances specified by the merger agreement, the Purchaser will not be required to extend past 11:59 PM Eastern time on May 31, 2017 (the “end date”), and (2) if the offer conditions are not satisfied or earlier waived at any scheduled expiration date, the Purchaser may (and must, if requested by AppliedMicro) extend the offer for not more than ten (10) business days from the previously scheduled expiration date. However, in no event will the Purchaser be required to extend the offer on more than two (2) ten (10) business day occasions if all conditions to the offer other than the minimum condition are satisfied on the date on which the offer is scheduled to expire, but the Purchaser may, in its sole and absolute discretion, elect to do so. Notwithstanding the foregoing, (1) in no event shall the Purchaser be required to extend the offer beyond the end date, if Purchaser is then entitled to terminate the merger agreement pursuant to Section 8.1(b) of the merger agreement and (2) in no event shall Purchaser be permitted to extend the offer beyond the end date without the consent of AppliedMicro.

If the merger agreement is terminated, the Purchaser must promptly terminate the offer.

Other than as described above, the Purchaser may not extend, terminate or withdraw the offer without the prior written consent of AppliedMicro.

Any decision to extend, terminate or withdraw the offer will be made public by an announcement.

See “Exchange Offer Procedures – Extension, Termination and Amendment of Offer.”

How do I tender my shares of AppliedMicro common stock?

To validly tender shares of AppliedMicro common stock held of record, AppliedMicro stockholders must:

•	if such shares are in certificated form or Direct Registration Form, deliver a properly completed and duly executed letter of transmittal, along with any required signature guarantees and any other required documents, and certificates, if applicable, for tendered AppliedMicro shares to American Stock Transfer & Trust Company, LLC, the depositary and exchange agent (the “exchange agent”) for the offer, at its address set forth elsewhere in this document, all of which must be received by the exchange agent prior to the expiration date; or

•	if such shares are in electronic book-entry form, deliver an agent’s message in connection with a book-entry transfer, and any other required documents, to the exchange agent at its address set forth elsewhere in this document and follow the other procedures for book-entry tender set forth herein, all of which must be received by the exchange agent prior to the expiration date.

If your shares of AppliedMicro common stock are held in “street name” (i.e., through a broker, dealer, commercial bank, trust company or other nominee), those shares may be tendered by your nominee by book-entry transfer through The Depository Trust Company (“DTC”). To validly tender such shares held in street name, you should instruct such nominee to do so prior to the expiration date.

We are not providing for guaranteed delivery procedures. Accordingly you must allow sufficient time for the necessary tender procedures to be completed during normal business hours prior to the expiration date. Tenders received by the exchange agent after the expiration date will be disregarded and of no effect. In all cases, you will receive your consideration for your tendered shares only after timely receipt by the exchange agent of certificates for such shares, if any, or of a confirmation of a book-entry transfer of such shares, and a properly completed and duly executed letter of transmittal and any other required documents.

For a more complete discussion of the procedures for tendering your shares of AppliedMicro common stock, see “Exchange Offer Procedures – Procedures for Tendering.”

Until what time can I withdraw tendered shares of AppliedMicro common stock?

You may withdraw your previously tendered shares of AppliedMicro common stock at any time until the offer has expired and, if the Purchaser has not accepted your AppliedMicro shares for exchange prior to expiration of the offer, you may withdraw them at any time on or after that date until the Purchaser accepts shares for exchange. Once the Purchaser accepts your tendered shares for exchange, however, you will no longer be able to withdraw them. For a more complete discussion of the procedures for withdrawing your AppliedMicro shares, see “Exchange Offer Procedures – Withdrawal Rights.”

How do I withdraw previously tendered shares of AppliedMicro common stock?

To withdraw previously tendered shares of AppliedMicro common stock that are held of record, you must deliver a written notice of withdrawal with the required information to the exchange agent at any time at which you have the right to withdraw shares.

To withdraw previously tendered shares of AppliedMicro common stock that are held in “street name,” you must instruct your broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your shares and such broker, dealer, commercial bank, trust company or other nominee must effectively withdraw such shares at any time at which you have the right to withdraw shares.

For a more complete discussion of the procedures for withdrawing your AppliedMicro shares, including the applicable deadlines for effecting withdrawals, see “Exchange Offer Procedures – Withdrawal Rights.”

When and how will I receive the transaction consideration in exchange for my tendered shares of AppliedMicro common stock?

Upon the terms and subject to the satisfaction or waiver of the conditions of the offer (including, if the offer is extended or amended, the terms and conditions of any extension or amendment), promptly following the expiration date, the Purchaser will accept for exchange, and will thereafter promptly exchange, all shares of AppliedMicro common stock validly tendered and not properly withdrawn prior to the expiration date.

The Purchaser will deliver the transaction consideration for your validly tendered and not properly withdrawn shares through the exchange agent, which will act as your agent for the purpose of receiving the transaction consideration from the Purchaser and transmitting such transaction consideration to you. In all cases, you will receive your consideration for your tendered shares only after timely receipt by the exchange agent of certificates for such AppliedMicro shares, if any, or a confirmation of a book-entry transfer of such shares, and a properly completed and duly executed letter of transmittal and any other required documents for such shares.

What happens if I do not tender my shares of AppliedMicro common stock?

If MACOM completes the offer, it intends to complete the first merger as soon as practicable following such completion of the offer. Upon consummation of the first merger, each share of AppliedMicro common stock that has not been tendered and accepted for exchange in the offer, unless appraisal rights under Delaware law for such shares are properly exercised and other than shares held in treasury by AppliedMicro or shares held by MACOM, any subsidiary of MACOM or any subsidiary of AppliedMicro, will be converted in the first merger into the right to receive the transaction consideration.

If the offer is completed, will AppliedMicro continue as a public company?

No. MACOM is required, on the terms and subject to the satisfaction or waiver of the conditions set forth in the merger agreement, to consummate the mergers as soon as practicable following its acceptance for purchase of shares of AppliedMicro common stock in the offer. If the offer is consummated, the first merger will be consummated pursuant to DGCL Section 251(h) without a stockholder vote and shares that were not tendered into the offer will be converted into the right to receive the transaction consideration (other than dissenting, converted and cancelled shares), and the common stock of AppliedMicro will be delisted from trading. As such, MACOM does not expect there to be a significant period of time between the consummation of the offer and the consummation of the mergers, and MACOM and Merger Sub will take the actions, including filing required forms with the SEC to deregister AppliedMicro as a public company.

If the first merger takes place, AppliedMicro will no longer be publicly traded, and the AppliedMicro business will be a wholly owned subsidiary of MACOM.

Will I have the right to have my shares of AppliedMicro common stock appraised?

Appraisal rights are not available in connection with the offer, and AppliedMicro stockholders who tender their shares in the offer will not have appraisal rights in connection with the first merger. However, if the Purchaser accepts shares in the offer and the first merger is completed, holders of shares of AppliedMicro common stock will be entitled to exercise appraisal rights in connection with the first merger if they did not tender their shares in the offer and satisfy the other requirements prescribed by Delaware law.

AppliedMicro stockholders who comply with the applicable statutory procedures under the DGCL will be entitled to receive a judicial determination of the fair value of their shares of AppliedMicro common stock (exclusive of any element of value arising from the accomplishment or expectation of the first merger) and to receive payment of such fair value in cash. Any such judicial determination of the fair value of shares of AppliedMicro common stock could be based upon considerations other than, or in addition to, the price paid in the offer and the first merger and the market value of shares of AppliedMicro common stock. The value so determined could be higher or lower than the price per AppliedMicro share paid by MACOM or the Purchaser pursuant to the offer and the first merger. You should be aware that opinions of investment banking firms as to the fairness from a financial point of view of the consideration payable in a sale transaction, such as the offer and the first merger, are not opinions as to fair value under applicable Delaware law.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the first surviving company within ten (10) days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 will constitute the formal notice of appraisal rights under Section 262 of the DGCL.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by AppliedMicro stockholders desiring to exercise any available appraisal rights under Section 262 of the DGCL, and is qualified in its entirety by the full text of Section 262 of the DGCL. See “The Transactions – Dissenters’ Rights.”

Who should I contact if I have questions about the offer?

You may contact D.F. King & Co., Inc., the information agent, by phone toll-free at (866) 530-8635 or by email at infoagent@dfking.com.

SUMMARY

This section summarizes material information presented in greater detail elsewhere in this document. However, this summary does not contain all of the information that may be important to AppliedMicro stockholders. You are urged to read carefully the remainder of this document, the related letter of transmittal, the annexes to this document and the other information referred to or incorporated by reference in this document because the information contained in this section and in the “Questions and Answers About the Offer” section is not complete. See “Where To Obtain Additional Information.”

The Transactions (Page 33)

The purpose of the transactions that have been agreed to between MACOM and AppliedMicro is for MACOM to acquire control of, and ultimately the entire equity interest in, AppliedMicro. The offer is the first step in MACOM’s plan to acquire all of the outstanding shares of AppliedMicro common stock, and the first merger is the second step in such plan. If the offer is completed, tendered shares of AppliedMicro common stock will be exchanged for the transaction consideration, and upon completion of the first merger, any remaining shares of AppliedMicro common stock that were not tendered into the offer (other than certain dissenting, converted or cancelled shares, as described further in this document) will be converted into the right to receive the transaction consideration.

Immediately following the first merger, and as the final step in MACOM’s plan to acquire all of the outstanding shares of AppliedMicro common stock, the first surviving company will merge with and into Merger Sub in the second merger.

Transaction Consideration (Page 104)

The transaction consideration consists of:

•	$3.25 in cash, without interest and less any applicable withholding taxes; and

•	0.1089 shares of MACOM common stock, par value $0.001, together with cash in lieu of any fractional shares of MACOM common stock, without interest and less any applicable withholding taxes.

AppliedMicro stockholders will not receive any fractional shares of MACOM common stock in the offer or the first merger, and each AppliedMicro stockholder who otherwise would be entitled to receive a fraction of a share of MACOM common stock pursuant to the offer or the first merger will be paid an amount in cash (without interest) in lieu thereof, based on the volume weighted average closing sale price per share (calculated to the nearest one-hundredth of one cent) of MACOM common stock as reported on Nasdaq for the period of ten (10) consecutive trading days beginning on the thirteenth (13th) trading day immediately preceding the date on which the mergers (as defined below) are consummated (the “closing date”) and concluding at the close of trading on the third (3rd) trading day immediately preceding the closing date, as calculated by Bloomberg Financial LP under the function “VWAP” (the “MACOM trading price”).

The Offer (Page 102)

MACOM, through the Purchaser, is offering, upon the terms and subject to the conditions set forth in this document and in the accompanying letter of transmittal, to exchange the transaction consideration for each outstanding share of AppliedMicro common stock that is validly tendered in the offer and not properly withdrawn.

The Mergers (Page 103)

The first merger and the second merger will be completed as soon as practicable following the Purchaser’s acceptance of tendered shares, assuming the satisfaction or waiver of the other conditions of the offer at such time. The first merger will be subject to Section 251(h) of the DGCL, which means that no vote of AppliedMicro stockholders will be required to complete the first merger. Accordingly, MACOM anticipates that the first merger will be completed on or about the same day as the completion of the offer.

In the first merger, the Purchaser will merge with and into AppliedMicro, with AppliedMicro surviving the merger (the “effective time”). At the effective time, each outstanding share of AppliedMicro common stock that was not acquired by the Purchaser in the offer (other than shares held by stockholders validly exercising appraisal rights under Delaware law, shares held in treasury by AppliedMicro or shares held by MACOM, any subsidiary of MACOM or any subsidiary of AppliedMicro) will be converted into the right to receive the transaction consideration. After the first merger, AppliedMicro will be a direct wholly owned subsidiary of MACOM, and the former stockholders of AppliedMicro will no longer have any direct ownership interest in the first surviving company.

Immediately following the first merger, the first surviving company will merge with and into Merger Sub, with Merger Sub surviving the second merger (the “second effective time”). From and after the second effective time, the surviving company holding the AppliedMicro business will be a limited liability company rather than a corporation.

The Companies (Page 31)

MACOM

MACOM Technology Solutions Holdings, Inc.

100 Chelmsford Street

Lowell, Massachusetts 01851

(978) 656-2500

MACOM is a leading provider of high-performance analog semiconductor solutions that enable next-generation Internet applications, the cloud connected apps economy and the modern, networked battlefield across the radio frequency, microwave, millimeterwave and photonic spectrum. MACOM designs and manufactures differentiated, high-value products for customers who demand high performance, quality and reliability. MACOM offers a broad portfolio of over 4,500 standard and custom devices, which include integrated circuits, multi-chip modules, power pallets and transistors, diodes, amplifiers, switches and switch limiters, passive and active components and complete subsystems, across approximately 40 product lines serving over 6,500 end customers in three primary markets. MACOM’s semiconductor products are electronic components that our customers incorporate into their larger electronic systems, such as, point-to-point wireless backhaul radios, high density networks, active antenna arrays, radar, magnetic resonance imaging systems and unmanned aerial vehicles. MACOM’s primary markets are: Networks, which includes carrier and enterprise infrastructure, wired broadband and cellular backhaul, cellular infrastructure, photonic solutions, data centers and fiber optic applications; Aerospace and Defense, which includes military and commercial radar, radio frequency jammer, electronic countermeasure, and communication data link applications; and, Multi-market, which includes industrial, medical, test and measurement and scientific applications.

MACOM was incorporated in Delaware in March 2009 and became a public company in 2012. Its shares are traded on Nasdaq under the ticker symbol “MTSI.”

The Purchaser

Montana Merger Sub I, Inc.

c/o MACOM Technology Solutions Holdings, Inc.

100 Chelmsford Street

Lowell, Massachusetts 01851

(978) 656-2500

The Purchaser is a Delaware corporation and a direct and wholly owned subsidiary of MACOM. The Purchaser was incorporated on November 17, 2016 for the purpose of making the offer and consummating the first merger. The Purchaser has engaged in no business activities to date and it has no material assets or liabilities of any kind, other than those incident to its formation and those incurred in connection with the merger agreement, the offer and the mergers.

Merger Sub

MACOM Connectivity Solutions, LLC

c/o MACOM Technology Solutions Holdings, Inc.

100 Chelmsford Street

Lowell, Massachusetts 01851

(978) 656-2500

Merger Sub is a Delaware limited liability company and a direct and wholly owned subsidiary of MACOM. Merger Sub was formed on November 17, 2016 for the purpose of consummating the second merger and on December 28, 2016 underwent a name change from Montana Merger Sub II, LLC to MACOM Connectivity Solutions, LLC. Merger Sub has engaged in no business activities to date and it has no material assets or liabilities of any kind, other than those incident to its formation and those incurred in connection with the merger agreement and the mergers.

AppliedMicro

Applied Micro Circuits Corporation

4555 Great America Parkway, 6th Floor

Santa Clara, California 95054

(408) 542-8632

AppliedMicro is a global leader in silicon solutions for next-generation cloud infrastructure and data centers, as well as connectivity products for edge, metro and long-haul communications equipment. AppliedMicro’s Computing products include the X-Gene family of server processors, each based on the ARMv8 64-bit Instruction Set Architecture (“ISA”), which target mainstream cloud and data center infrastructure including hyperscale, telco, enterprise and high performance computing. As part of AppliedMicro’s current Computing business, AppliedMicro also offers embedded computing products which include the HeliX family of processors, based on the ARM 64-bit ISA, and PowerPC products, based on Power Architecture. AppliedMicro’s embedded Computing products are deployed in a variety of applications including networking and telecom, enterprise storage, data center and industrial applications. The Connectivity portion of AppliedMicro’s business provides high-speed, high-bandwidth, high-reliability communications products to network equipment manufacturers. They include the X-Weave family of products, designed to meet the needs of service providers and public cloud, private cloud, and enterprise data centers.

AppliedMicro was incorporated in California in 1979 and was reincorporated in Delaware in 1987. AppliedMicro became a publicly traded company in 1997. Its shares trade on the Nasdaq under the ticker symbol “AMCC.”

Support Agreements (Page 127)

Concurrently with the execution of the merger agreement on November 21, 2016, MACOM and the Purchaser entered into the support agreements with the supporting stockholders, who beneficially own, in the aggregate, approximately eleven percent (11%) of AppliedMicro common stock, as of December 15, 2016, to commit to tender their outstanding shares of AppliedMicro common stock in the offer.

Pursuant to the support agreements, each of the supporting stockholders agreed during the term of his, her or its respective support agreement, among other things, (i) to promptly (and, in any event, not later than ten (10) business days following commencement of the offer) validly tender or cause to be tendered all outstanding shares of AppliedMicro common stock owned by the supporting stockholder, (ii) with respect to any additional shares of AppliedMicro common stock acquired after commencement of the offer, but before the acceptance time, to promptly (and, in any event, not later than two (2) business days following the acquisition of such additional shares) validly tender or cause to be tendered such additional shares, (iii) not to withdraw shares of AppliedMicro common stock from the offer unless the offer is terminated and (iv) to certain restrictions on transferring or encumbering any such shares of AppliedMicro common stock prior to termination of the support agreement.

The support agreements may terminate early in certain circumstances. For more information regarding the support agreements, see “Support Agreements.”

Conditions to the Transactions (Page 107)

Completion of the transactions is subject to certain conditions, including, among others:

•	Regulatory Approval – any waiting period (and extensions thereof) applicable to the offer and the mergers under the HSR Act having expired or been terminated, which required waiting period with respect to the offer and the mergers was terminated by the FTC and the Antitrust Division on December 12, 2016;

•	Minimum Condition – the Purchaser receiving at least a majority of the outstanding shares of AppliedMicro common stock, when added to shares of AppliedMicro common stock already owned by the Purchaser, having been validly tendered into (and not withdrawn from) the offer prior to the expiration date of the offer;

•	Effectiveness of Form S-4 – the registration statement on Form S-4 of which this document is a part having been declared effective by the SEC under the Securities Act, and no stop order having been issued or proceeding seeking a stop order having been initiated or threatened by the SEC;

•	Listing of MACOM Common Stock – the shares of MACOM common stock to be issued in the offer and the mergers having been approved for listing on Nasdaq, subject to official notice of issuance;

•	Accuracy of AppliedMicro’s Representations – the representations and warranties of AppliedMicro contained in the merger agreement being true and correct as of November 21, 2016 and the expiration date of the offer, subject to specified de minimis and materiality standards, as applicable;

•	AppliedMicro’s Compliance with Covenants – AppliedMicro having complied in all material respects with its covenants under the merger agreement to be performed by AppliedMicro at or prior to the expiration date;

•	No Legal Prohibition – there being no injunction by any court or other tribunal of competent jurisdiction or law that has been adopted and is effective that, in each case, prohibits or makes illegal the consummation of the offer or the mergers; and

•	Tax Opinions – the receipt of written opinions by MACOM and AppliedMicro from their respective legal counsel, dated as of the expiration date of the offer, to the effect that the offer and the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Treatment of AppliedMicro Equity Awards (Page 106)

Under the terms of the merger agreement,

•	Vested in-the-Money AppliedMicro Stock Options. Each outstanding vested in-the-money option to acquire shares of AppliedMicro common stock will be cancelled as of the effective time and thereafter will only entitle the holder of such option to receive (without interest) an amount in cash and a number of shares of MACOM common stock equal to the product of the (i) transaction consideration (with the stock consideration value based on the closing price of the MACOM common stock on Nasdaq on the last trading day immediately before the effective time), multiplied by (ii) that number of whole and partial (computed to the nearest four decimal places) shares of AppliedMicro common stock equal to the excess of (A) the total number of shares of AppliedMicro common stock then subject to such vested in-the-money AppliedMicro option over (B) the number of whole and partial (computed to the nearest four decimal places) shares of AppliedMicro common stock that, when multiplied by the closing price of the AppliedMicro common stock on Nasdaq on the last trading day immediately prior to the effective time, is equal to the aggregate exercise price of such vested in-the-money AppliedMicro option.

•	Other AppliedMicro Stock Options. Each outstanding option to acquire shares of AppliedMicro common stock other than a vested in-the-money AppliedMicro option will be cancelled and converted into, as of the effective time, and thereafter evidence an award of stock options exercisable for shares of MACOM common stock having the same terms and conditions, subject to certain modifications.

•	Vested AppliedMicro Restricted Stock Units. Each outstanding vested AppliedMicro restricted stock unit will be settled in that number of shares of AppliedMicro common stock underlying the vested AppliedMicro restricted stock unit and thereafter will entitle the holder thereof to receive (without interest) an amount in cash and a number of shares of MACOM common stock equal to the transaction consideration (with the stock consideration valued based on the closing price of MACOM common stock on Nasdaq on the last trading day immediately before the effective time), in respect of each share of AppliedMicro common stock that was subject to such holder’s vested AppliedMicro restricted stock unit.

•	Unvested AppliedMicro Restricted Stock Units. Each outstanding unvested AppliedMicro restricted stock unit will be cancelled and converted into, as of the effective time, and thereafter evidence an award of restricted stock units with respect to shares of MACOM common stock having the same terms and conditions, subject to certain modifications.

AppliedMicro 2012 Employee Stock Purchase Plan (Page 107)

AppliedMicro will cause any outstanding offering period under the 2012 Employee Stock Purchase Plan, as amended (“ESPP”) to terminate as of the effective time, with the ESPP and all outstanding rights under such plan being terminated as of such time. Any shares of AppliedMicro common stock purchased under the ESPP will be canceled and converted into the right to receive the transaction consideration. Any funds that remain in the account of an ESPP participant will be promptly returned to the participant.

Regulatory Approvals (Page 83)

Completion of the transactions is subject to the expiration or termination of the waiting period applicable to the transactions under the HSR Act. On December 12, 2016, early termination of the waiting period under the HSR Act was granted, and accordingly this condition has been satisfied. The parties to the merger agreement are required to use their respective reasonable best efforts to consummate the transactions, including by taking all reasonable actions necessary to obtain any antitrust or other regulatory approvals, as described in the merger agreement.

Source and Amount of Funds (Page 93)

MACOM estimates that the aggregate amount of cash consideration required to purchase the maximum amount of shares of AppliedMicro common stock sought in the offer is approximately $288 million, which is equal to $3.25 multiplied by 88,581,000 shares of AppliedMicro common stock (see Note 2 to the “Unaudited Pro Forma Condensed Combined Financial Statements” for the calculation of the estimated shares of AppliedMicro common stock entitled to the cash consideration), plus related costs and expenses. MACOM intends to use cash on hand to finance the cash portion of the transactions and the related costs and expenses.

Listing of MACOM Common Stock (Page 123)

MACOM will submit the necessary notification to Nasdaq with respect to the listing of the shares of MACOM common stock to be issued in connection with the transactions. Approval of this listing is a condition to completion of the offer and the first merger.

Dissenters’ Rights (Page 81)

Appraisal rights are not available in connection with the offer, and AppliedMicro stockholders who tender their shares in the offer will not have appraisal rights in connection with the first merger. However, if the Purchaser accepts shares in the offer and the first merger is completed, holders of shares of AppliedMicro common stock will be entitled to exercise appraisal rights in connection with the first merger if they did not tender their shares in the offer and satisfy the other requirements prescribed by Section 262 of the DGCL. The “fair value” of AppliedMicro common stock may be greater than, less than or the same as the transaction consideration. For more information, see “The Transactions – Dissenters’ Rights.”

You will find a detailed discussion of appraisal rights in the Schedule 14D-9, which has been filed with the SEC and was mailed to AppliedMicro stockholders together with the preliminary prospectus/offer on or about December 23, 2016. The Schedule 14D-9 will constitute the formal notice of appraisal rights under Section 262 of the DGCL.

Comparative Market Price and Dividend Matters (Page 129)

MACOM common stock is listed on Nasdaq under the symbol “MTSI,” and AppliedMicro common stock is listed on Nasdaq under the symbol “AMCC.” The following table sets forth the closing prices of MACOM common stock and AppliedMicro common stock on Nasdaq as reported on November 18, 2016, the trading day prior to public announcement of execution of the merger agreement, and on January 20, 2017, the most recent practicable trading date prior to the filing of this document. The table also shows the implied value of one share of AppliedMicro common stock on such dates, which was calculated by adding (1) the per-share cash consideration of $3.25 and (2) the product of the exchange ratio of 0.1089 multiplied by the closing price of MACOM common stock on such date.

	Per-Share AppliedMicro Closing Price	Per-Share MACOM Closing Price	Implied Transaction Value of AppliedMicro Share
November 18, 2016	$7.25	$46.95	$8.36
January 20, 2017	$8.35	$46.90	$8.36

The market value of the stock portion of the transaction consideration will change as the market value of MACOM common stock fluctuates during the offer period and thereafter. AppliedMicro stockholders should obtain current market quotations for shares of AppliedMicro common stock and MACOM common stock before deciding whether to tender their AppliedMicro shares in the offer.

Ownership of MACOM After the Transactions (Page 81)

MACOM estimates that former stockholders of AppliedMicro will own, in the aggregate, approximately 16.1% of the shares of MACOM common stock outstanding immediately following completion of the transactions.

Comparison of Stockholders’ Rights (Page 150)

The rights of MACOM stockholders are different in some respects from the rights of AppliedMicro stockholders. Therefore, AppliedMicro stockholders will have different rights as stockholders once they become MACOM stockholders.

Material U.S. Federal Income Tax Consequences (Page 142)

It is intended that the offer and the mergers, taken together, qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to MACOM’s obligation to complete the offer that MACOM and AppliedMicro each receive a written opinion from their respective legal counsel, Ropes & Gray LLP and Pillsbury Winthrop Shaw Pittman LLP, respectively, to the effect that the offer and the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Accordingly, assuming the receipt and accuracy of such opinions, U.S. holders (as defined under “Material U.S. Federal Income Tax Consequences”) of shares of AppliedMicro common stock that receive a combination of shares of MACOM common stock and cash (other than cash received in lieu of fractional shares of MACOM common stock) in exchange for shares of AppliedMicro common stock pursuant to the offer and/or the first merger generally will recognize gain (but not loss) in an amount equal to the lesser of (i) the amount by which the sum of the fair market value of MACOM common stock and cash received by the U.S. holder exceeds such U.S. holder’s adjusted tax basis in its shares of AppliedMicro common stock surrendered and (ii) the amount of cash received by such U.S. holder. Non-U.S. holders (as defined under “Material U.S. Federal Income Tax Consequences”) of shares of AppliedMicro common stock that receive the transaction consideration pursuant to the offer or the first merger may be subject to U.S. withholding tax with respect to cash received.

Holders of AppliedMicro common stock should read the section entitled “Material U.S. Federal Income Tax Consequences” for a more complete discussion of the U.S. federal income tax consequences of the transactions. Tax matters can be complicated, and the tax consequences of the transactions to a particular holder will depend on such holder’s particular facts and circumstances. AppliedMicro stockholders should consult their own tax advisors to determine the specific consequences to them of exchanging their shares of AppliedMicro common stock for the transaction consideration pursuant to the offer or the first merger.

Accounting Treatment (Page 94)

In accordance with United States generally accepted accounting principles (“GAAP”), MACOM will account for the acquisition of shares in the transactions under the acquisition method of accounting for business combinations.

Questions About the Offer and the Mergers

Questions or requests for assistance or additional copies of this document may be directed to the information agent at the telephone number and addresses set forth below. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the offer and the mergers.

The information agent for the offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, NY 10005

Bankers and Brokers Call: (212) 493-3910

Others Call Toll Free: (866) 530-8635

Email: infoagent@dfking.com

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF MACOM

The following table sets forth certain selected financial information for MACOM as of and for the periods indicated. The selected consolidated statements of operations data for fiscal years 2016, 2015 and 2014 and the selected consolidated balance sheet data as of September 30, 2016 and October 2, 2015 are derived from the audited consolidated financial statements of MACOM included in MACOM’s Annual Report on Form 10-K for the fiscal year ended September 30, 2016, which is incorporated by reference into this document. The selected consolidated statements of operations data for fiscal years 2013 and 2012 and the selected consolidated balance sheet data as of October 3, 2014, September 27, 2013 and September 28, 2012 are derived from MACOM’s audited consolidated financial statements, adjusted for discontinued operations, which are not incorporated by reference into this document. You should read this summary selected financial data together with MACOM’s “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and MACOM’s historical consolidated financial statements and the notes thereto included in MACOM’s Annual Report on Form 10-K for the fiscal year ended September 30, 2016, which is incorporated by reference into this document. See “Where To Obtain Additional Information.” The historical results are not necessarily indicative of results to be expected in the future.

Selected Consolidated Statements of Operations Data

	Fiscal Years
	2016	2015	2014	2013	2012
	(in thousands, except per share data)
Statements of Operations Data (1):
Revenue	$544,338	$420,609	$339,189	$242,703	$255,544
Cost of revenue	262,729	217,019	198,249	133,505	134,826

Gross profit	281,609	203,590	140,940	109,198	120,718

Operating expenses:
Research and development	107,698	82,188	71,351	42,505	34,903
Selling, general and administrative	145,433	110,030	82,593	57,930	41,235
Impairment charges	11,765	—	—	—	—
Restructuring charges	3,465	1,280	14,823	1,060	1,862

Total operating expenses	268,361	193,498	168,767	101,495	78,000

Income (loss) from operations	13,248	10,092	(27,827)	7,703	42,718

Other income (expense):
Warrant liability (expense) gain (2)	(16,431)	(6,020)	(3,928)	(4,312)	3,175
Class B conversion liability expense (2)	—	—	—	—	(44,119)
Interest (expense), net	(18,427)	(18,376)	(12,362)	(817)	(695)
Other income (expense), net	39	(1,096)	3,217	372	185

Other (expense), net	(34,819)	(25,492)	(13,073)	(4,757)	(41,454)

(Loss) income before income taxes	(21,571)	(15,400)	(40,900)	2,946	1,264
Income tax (benefit) provision	(17,983)	(9,858)	(16,086)	283	11,830

(Loss) income from continuing operations	(3,588)	(5,542)	(24,814)	2,663	(10,566)

Income from discontinued operations	5,022	54,131	9,491	15,533	6,902

Net income (loss)	1,434	48,589	(15,323)	18,196	(3,664)

Accretion value of redeemable preferred stock	—	—	—	—	(2,616)

Net income (loss) attributable to common stockholders	$1,434	$48,589	$(15,323)	$18,196	$(6,280)

	Fiscal Years
	2016	2015	2014	2013	2012
	(in thousands, except per share data)
Basic income (loss) per common share:
(Loss) income from continuing operations	$(0.07)	$(0.11)	$(0.53)	$0.06	$(0.53)
Income from discontinued operations	0.09	1.06	0.20	0.34	0.28

Net income (loss) – basic	$0.03	$0.95	$(0.33)	$0.40	$(0.25)

Diluted income (loss) per common share:
(Loss) income from continuing operations	$(0.07)	$(0.11)	$(0.53)	$0.06	$(0.53)
Income from discontinued operations	0.09	1.06	0.20	$0.33	$0.28

Net income (loss) – diluted	$0.03	$0.95	$(0.33)	$0.39	$(0.25)

Shares used to compute net income (loss) per common share:
Basic	53,364	51,146	47,009	45,916	24,758

Diluted	53,364	51,146	47,009	47,137	24,758

Selected Consolidated Balance Sheet Data

	As of
	September 30, 2016	October 2, 2015	October 3, 2014	September 27, 2013	September 28, 2012
Consolidated Balance Sheet Data (in thousands):
Cash and cash equivalents	$332,977	$122,312	$173,895	$110,488	$84,600
Working capital	520,794	312,743	287,703	194,289	157,451
Total assets	1,188,551	860,834	675,852	316,635	268,217
Long-term debt, less current portion	576,345	335,087	336,796	—	—
Stockholders’ equity	$462,784	$424,533	$228,567	$247,141	$199,458

(1)	See “Results of Operations” in Item 7 of and Consolidated Statements of Operations and MACOM’s Notes to Consolidated Financial Statements included in MACOM’s Annual Report on Form 10-K for the fiscal year ended September 30, 2016 for additional information for fiscal years 2016, 2015 and 2014.
(2)	Represents changes in the fair value of certain features of MACOM’s warrant and Class B convertible preferred stock that were recorded as liabilities and adjusted each reporting period to fair value. The convertible preferred stock liability was settled in connection with MACOM’s initial public offering in March 2012.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF APPLIEDMICRO

The following table sets forth certain selected consolidated financial information for AppliedMicro as of the end of and for the periods indicated. The selected consolidated statements of operations data for the fiscal years ended March 31, 2016, 2015 and 2014 and the selected consolidated balance sheet data as of March 31, 2016 and 2015 are derived from, and qualified by reference to, the audited consolidated financial statements included in AppliedMicro’s Annual Report on Form 10-K for the fiscal year ended March 31, 2016, which is incorporated by reference into this document. The selected consolidated statements of operations data for the fiscal years ended March 31, 2013 and 2012 and the selected consolidated balance sheet data as of March 31, 2014, 2013 and 2012 are derived from AppliedMicro’s audited consolidated financial statements which are not incorporated by reference into this document. The selected consolidated statements of operations data for the six months ended September 30, 2016 and 2015, and the selected consolidated balance sheet data as of September 30, 2016 and 2015 are derived from, and qualified by reference to, the unaudited consolidated financial statements included in AppliedMicro’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2016, which is incorporated by reference into this document. You should read this summary selected consolidated financial data together with AppliedMicro’s “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and AppliedMicro’s historical consolidated financial statements and the notes thereto. The historical results are not necessarily indicative of results to be expected in the future. See “Where to Obtain Additional Information.”

in thousands	Six Months Ended		Fiscal Years Ended March 31,
	September 30, 2016	September 30, 2015	2016	2015	2014	2013	2012
Net revenues	$83,277	$77,556	$159,287	$165,011	$216,150	$195,642	$230,887
Cost of revenues	30,148	34,564	69,739	69,297	85,189	83,048	98,804

Gross profit	53,129	42,992	89,548	95,714	130,961	112,594	132,083

Operating expenses:
Research and development	51,522	44,028	91,518	107,220	146,579	187,419	175,656
Selling, general and administrative	17,041	17,137	33,507	33,643	38,927	51,684	45,794
Gain on sale of TPack	—	—	—	—	(19,699)	—	—
Gain on sale of building	—	—	—	—	(25,815)	—	—
Amortization of purchased intangible assets	—	—	—	104	316	1,926	3,202
Restructuring	—	111	25	5,421	1,134	6,435	875

Total operating expenses	68,563	61,276	125,050	146,388	141,442	247,464	225,527

Operating loss	(15,434)	(18,284)	(35,502)	(50,674)	(10,481)	(134,870)	(93,444)
Realized gain on short-term investments and interest income, net	472	1,876	2,238	2,764	5,052	2,595	4,247
Other income (expense), net	32	33	69	(3,056)	354	(2,394)	7,437

Loss before income taxes	(14,930)	(16,375)	(33,195)	(50,966)	(5,075)	(134,669)	(81,760)
Income tax expense (benefit)	249	(910)	(624)	1,092	619	(554)	928

Net loss	$(15,179)	$(15,465)	$(32,571)	$(52,058)	$(5,694)	$(134,115)	$(82,688)

Basic and diluted net loss per share	$(0.18)	$(0.19)	$(0.39)	$(0.66)	$(0.08)	$(2.06)	$(1.33)

Shares used in calculating basic and diluted net loss per share	85,486	81,680	82,668	78,814	72,897	65,258	62,245

Consolidated Balance Sheet Data

			Fiscal Years Ended March 31,
	September 30, 2016	September 30, 2015	2016	2015	2014	2013	2012
Cash, cash equivalents and short-term investments	$81,728	$75,500	$83,845	$75,358	$106,583	$85,476	$113,846
Working capital	$88,670	$96,015	$90,572	$96,652	$112,351	$26,860	$118,575
Total assets	$143,745	$151,340	$146,292	$158,863	$207,536	$211,380	$269,052
Total current liabilities	$29,720	$28,036	$29,461	$31,467	$55,155	$114,089	$72,286
Total stockholders’ equity	$112,958	$118,948	$115,038	$123,105	$149,236	$81,504	$169,236

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

The following selected unaudited pro forma condensed combined financial data as of and for the year ended September 30, 2016 give effect to the transactions, which will be accounted for as a business combination under the acquisition method of accounting, with MACOM as the acquirer. The selected unaudited pro forma condensed combined financial data presented below is based on, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements that appear elsewhere in this document, including the footnotes thereto, and the historical financial statements of MACOM and AppliedMicro that appear elsewhere in this document. See the sections entitled, “Where To Obtain Additional Information” and “Unaudited Pro Forma Condensed Combined Financial Statements,” for additional information.

MACOM operates on a 52-or 53-week fiscal year ending on the Friday closest to September 30. All date references contained herein relate to MACOM’s fiscal year unless otherwise stated. AppliedMicro’s fiscal year ends on March 31. As a result of the different fiscal years of MACOM and AppliedMicro:

•	The unaudited pro forma condensed combined balance sheet as of September 30, 2016 combines MACOM’s historical consolidated balance sheet as of September 30, 2016, which was the end of MACOM’s 2016 fiscal year, and AppliedMicro’s historical unaudited condensed consolidated balance sheet as of September 30, 2016, which was the end of its second fiscal quarter, giving pro forma effect to the transactions as if they had been completed on September 30, 2016; and

•	The unaudited pro forma condensed combined statement of operations for the year ended September 30, 2016 combines MACOM’s historical results of operations for the year ended September 30, 2016, which was the end of MACOM’s 2016 fiscal year, and AppliedMicro’s historical unaudited results of operations for the 12 months ended September 30, 2016, which have been derived from AppliedMicro’s consolidated statement of operations for the year ended March 31, 2016, and from AppliedMicro’s condensed consolidated statement of operations for the six months ended September 30, 2016 and September 30, 2015, giving pro forma effect to the transactions as if they had been completed on October 3, 2015.

The transactions will be accounted for using the acquisition method of accounting. The pro forma adjustments reflect adjustments required under GAAP for business combinations and are based upon, among other things, preliminary estimates of fair market values of assets acquired and liabilities assumed and certain assumptions that we believe are reasonable. Revisions to the preliminary estimates of fair market value may have a significant impact on the pro forma amounts of total assets, total liabilities and stockholders’ equity, amortization expense, interest expense and income tax expense. The actual adjustments to MACOM’s consolidated financial statements upon the closing of the transactions will depend on a number of factors, including additional information available and AppliedMicro’s net assets on the closing date of the merger. Therefore, the actual adjustments will differ from the pro forma adjustments, and the differences may be material. The selected unaudited pro forma condensed combined statement of operations does not reflect any non-recurring charges or gains that MACOM may record in connection with the merger. However, these estimated non-recurring items will be reflected in MACOM’s statement of operations for the period during which the merger will take place.

The selected unaudited pro forma condensed combined financial data is presented for illustrative purposes only and is not necessarily indicative of the actual or future financial position or results of operations that would have been realized if the transactions had been completed as of the dates indicated in the unaudited pro forma condensed combined financial statements or that will be realized upon the consummation of the transactions. The following information has been derived from, and should be read in conjunction with, the unaudited pro forma combined financial statements and the related notes included in this document. See “Unaudited Pro Forma Condensed Combined Financial Statements.”

Year Ended September 30, 2016
(in thousands, except per share data)
Statements of Operations Data
Loss from operations	$(34,970)
Loss from continuing operations	$(42,888)
Net loss per common share from continuing operations	$(0.67)

As of September 30, 2016
(in thousands)
Balance Sheet Data
Cash and cash equivalents	$67,577
Working capital (1)	$315,494
Total assets	$1,726,707
Total liabilities	$788,454
Accumulated deficit	$(108,138)
Total stockholders’ equity	$938,253

(1)	We define working capital as current assets less current liabilities.

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA

The following unaudited pro forma per share information as of and for the year ended September 30, 2016 reflects the transactions as if they had occurred on October 3, 2015. The information in the table is based on, and should be read together with, the unaudited pro forma condensed combined financial statements that appear elsewhere in this document, including the notes thereto, and the historical financial statements of MACOM and AppliedMicro that are incorporated by reference into this document. See “Where To Obtain Additional Information” and “Unaudited Pro Forma Condensed Combined Financial Statements.”

The following unaudited pro forma per share data for the year ended September 30, 2016 was derived from MACOM’s historical results of operations for the year ended September 30, 2016, which was the end of MACOM’s 2016 fiscal year, and AppliedMicro’s historical unaudited results of operations for the 12 months ended September 30, 2016, which have been derived from AppliedMicro’s condensed consolidated statement of operations for the six months ended September 30, 2016 and from AppliedMicro’s condensed consolidated statement of operations for the six months ended March 31, 2016, giving pro forma effect to the transactions as if they had been completed on October 3, 2015.

The unaudited pro forma per share data is presented for illustrative purposes only and is not necessarily indicative of actual or future financial position or results of operations that would have been realized if the transactions had been completed as of the dates indicated or will be realized upon the completion of the transactions. MACOM and AppliedMicro have not declared or paid any dividends during the periods presented.

As of and for the year ended September 30, 2016
MACOM
Book value per share – historical (1)	$8.62
Net loss per common share from continuing operations – basic and diluted	$(0.07)
AppliedMicro
Book value per share – historical (1)	$1.31
Net loss per share – basic and diluted	$(0.38)
Combined
Book value per share – pro forma (2)	$14.65
Net loss per common share from continuing operations – basic and diluted	$(0.67)
AppliedMicro Unaudited Pro Forma Equivalent Data per Share (3)
Book value per share – historical	$1.59
Net loss per common share from continuing operations – basic and diluted	$(0.07)

(1)	Historical book value per share is calculated by taking total stockholders’ equity divided by total outstanding common shares
(2)	Combined pro forma book value per share is calculated by taking pro forma combined total stockholders’ equity divided by pro forma combined outstanding common shares
(3)	AppliedMicro Unaudited Pro Forma Equivalent Data per share is calculated by applying the share exchange ratio of 0.1089 to the combined unaudited pro forma data per share

RISK FACTORS

AppliedMicro stockholders should carefully read this document and the other documents referred to or incorporated by reference into this document, including in particular the following risk factors, in deciding whether to tender AppliedMicro shares pursuant to the offer.

Risks Relating to the Offer and Mergers and Combined Company

The stock portion of the transaction consideration is fixed and will not be adjusted. Because the market price of MACOM common stock may fluctuate, AppliedMicro stockholders cannot be sure of the market value of the transaction consideration they will receive in exchange for their AppliedMicro shares in connection with the transactions.

In connection with the offer and the first merger, AppliedMicro stockholders will receive cash and a fixed number of MACOM shares of common stock for each of their shares of AppliedMicro common stock (i.e., 0.1089 MACOM shares for each AppliedMicro share). Because the number of shares of MACOM common stock being offered as part of the transaction consideration will not vary based on the market value of MACOM common stock, the portion of the market value of the transaction consideration that AppliedMicro stockholders will receive in the offer or first merger that is based on the value of MACOM common stock will vary based on the price of such stock at the time the transaction consideration is received. The market price of MACOM common stock may decline after the date of this document, after you tender your shares and/or after the offer and the first merger are completed.

A decline in the market price of MACOM common stock could result from a variety of factors beyond MACOM’s control, including, among other things, the possibility that: MACOM may not achieve the expected benefits of the acquisition of AppliedMicro as rapidly or to the extent anticipated, including expectations relating to the sale by MACOM of a portion of AppliedMicro’s compute business; AppliedMicro’s business may not perform as anticipated following the transactions, including if key AppliedMicro customers discontinue purchasing from the combined firm; AppliedMicro’s connectivity products or MACOM’s products do not continue to gain market share; (see “Risk Factors—Risks Related to AppliedMicro’s Business”); the effect of MACOM’s acquisition of AppliedMicro on MACOM’s financial results may not meet the expectations of MACOM, financial analysts or investors; the addition and integration of AppliedMicro’s business may be unsuccessful, take longer or be more disruptive than anticipated; or MACOM’s creditworthiness may be adversely affected as a result of MACOM’s reduced cash reserves incurred to finance the offer and the mergers.

Because the offer will not be completed until certain conditions have been satisfied or waived, a significant period of time may pass between the commencement of the offer, the time you tender your shares and the time that the Purchaser accepts your shares for payment. Therefore, at the time you tender your shares of AppliedMicro common stock pursuant to the offer, you will not know the exact market value of the stock portion of the transaction consideration that will be issued if the Purchaser accepts such shares for payment.

See “Comparative Market Price and Dividend Matters.” You are urged to obtain current market quotations for shares of AppliedMicro common stock and for shares of MACOM common stock.

The offer remains subject to conditions that MACOM cannot control.

The offer is subject to a number of conditions, including the minimum condition, lack of legal prohibitions, the listing on Nasdaq of the shares of MACOM common stock to be issued in the transactions, the receipt of opinions of AppliedMicro’s and MACOM’s respective legal counsel regarding the tax treatment of the transactions, the effectiveness of the registration statement on Form S-4 of which this document is a part, the truth and accuracy of AppliedMicro’s representations and warranties made in the merger agreement, subject to specified materiality standards, and AppliedMicro’s material compliance with its covenants under the merger agreement. There are no assurances that all of the conditions to the offer will be satisfied or that the conditions will be satisfied in the time frame expected. If the conditions to the offer are not met, then MACOM may, subject to the terms and conditions of the merger agreement, allow the offer to expire, or amend or extend the offer. See “Merger Agreement – Conditions to the Transaction.”

If the transactions are completed, AppliedMicro stockholders will receive MACOM common stock as part of the transaction consideration and will accordingly become MACOM stockholders. MACOM common stock may be affected by different factors than AppliedMicro common stock, and MACOM stockholders will have different rights than they had as AppliedMicro stockholders.

Upon consummation of the transactions, AppliedMicro stockholders will receive shares of MACOM common stock as part of the transaction consideration and will accordingly become MACOM stockholders. MACOM’s business differs from that of AppliedMicro, and MACOM’s results of operations and the trading price of MACOM common stock may be adversely affected by factors different than those that would affect AppliedMicro’s results of operations and stock price.

In addition, holders of shares of MACOM common stock will have rights as MACOM stockholders that differ from the rights they had as AppliedMicro stockholders before the transactions. For a comparison of the rights of MACOM stockholders to the rights of AppliedMicro stockholders, see “Comparison of Stockholders’ Rights.”

AppliedMicro stockholders will have a reduced ownership and voting interest in the combined company.

Immediately following consummation of the offer and the first merger, AppliedMicro stockholders will collectively own approximately 16.1% of the outstanding shares of MACOM common stock. Consequently, AppliedMicro stockholders will not be able to exercise as much influence over the management and policies of the combined company as they currently exercise over AppliedMicro.

MACOM may fail to realize all of the anticipated benefits of the transactions or those benefits may take longer to realize than expected.

The full benefits of the transactions may not be realized as expected or may not be achieved within the anticipated time frame, or at all. Failure to achieve the anticipated benefits of the transactions could adversely affect MACOM’s results of operations or cash flows, cause dilution to the earnings per share of MACOM, decrease or delay the expected benefits of the transactions and negatively affect the price of MACOM common stock.

In addition, MACOM and AppliedMicro will be required to devote significant attention and resources prior to closing to prepare for the post-closing operation of the combined company, and MACOM will be required post-closing to devote significant attention and resources to successfully align the business practices and integrate the operations of MACOM and AppliedMicro. This process may disrupt the businesses and, if ineffective, would limit the anticipated benefits of the transactions.

MACOM and AppliedMicro will incur direct and indirect costs as a result of the transactions.

MACOM and AppliedMicro will incur substantial expenses in connection with and as a result of completing the transactions. Following the completion of the mergers, MACOM expects to incur additional expenses in connection with combining the businesses, operations, policies and procedures of MACOM and AppliedMicro. Factors beyond MACOM’s control could affect the total amount or timing of those expenses, many of which, by their nature, are difficult to estimate accurately. Moreover, diversion of management focus and resources from the day-to-day operation of the business to matters relating to the transactions could adversely affect each company’s business, regardless of whether the offer and the mergers are completed.

The receipt of shares of MACOM common stock in the offer and/or the first merger may be taxable to AppliedMicro stockholders.

The offer is contingent upon the receipt of an opinion by each of MACOM and AppliedMicro from their respective legal counsel to the effect that the offer and the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. However, if the offer and the mergers are not treated as component parts of an integrated transaction for U.S. federal income tax purposes, if the mergers are not completed in the manner described herein and in the merger agreement or if the transactions otherwise fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, the exchange of shares of AppliedMicro common stock for cash and shares of MACOM common stock in the offer and/or the first merger will be taxable to AppliedMicro stockholders for U.S. federal income tax purposes. See “Material U.S. Federal Income Tax Consequences.”

MACOM’s and AppliedMicro’s actual financial positions and results of operations may differ materially from the unaudited pro forma combined financial data included in this document.

The unaudited pro forma combined financial information contained in this document is presented for illustrative purposes only and may differ materially from what MACOM’s actual financial position or results of operations would have been had the transactions been completed on the dates indicated. The unaudited pro forma combined financial information has been derived from the audited and unaudited historical financial statements of MACOM and certain adjustments and assumptions have been made regarding the combined company after giving effect to the offer and mergers. The assets and liabilities of AppliedMicro have been measured at fair value based on various preliminary estimates using assumptions that MACOM’s management believes are reasonable utilizing information currently available. The process for estimating the fair value of acquired assets and assumed liabilities requires the use of judgment in determining the appropriate assumptions and estimates. These estimates may vary significantly as additional information becomes available and as additional analyses are performed. Differences between preliminary estimates in the unaudited pro forma combined financial information and the final acquisition accounting may occur and are not necessarily indicative of MACOM’s financial position or results of operations in future periods or that would have been realized in historical periods presented.

In addition, the assumptions used in preparing the unaudited pro forma combined financial information may not prove to be accurate, and other factors may affect MACOM’s financial condition or results of operations following the closing. Any potential decline in MACOM’s financial condition or results of operations may cause significant variations in MACOM’s share price. See “Unaudited Pro Forma Condensed Combined Financial Statements.”

The merger agreement limits AppliedMicro’s ability to pursue alternative transactions, and in certain instances requires payment of a termination fee, which could deter a third party from proposing an alternative transaction.

The merger agreement contains provisions that, subject to certain exceptions, limit AppliedMicro’s ability to solicit, initiate or knowingly encourage or knowingly facilitate any inquiries regarding or the making or submission of any proposal or offer that constitutes or could reasonably be expected to lead to an AppliedMicro takeover proposal (as defined below). See “Merger Agreement – No Solicitation of Other Offers by AppliedMicro.” In addition, under specified circumstances, AppliedMicro is required to pay a termination fee of $30 million if the merger agreement is terminated. See “Merger Agreement – Effect of Termination.” It is possible that these or other provisions might discourage a potential competing acquiror that might have an interest in acquiring all or a significant part of AppliedMicro from considering or proposing an acquisition, or might result in a potential competing acquiror proposing to pay a lower per share price to acquire AppliedMicro than it might otherwise have proposed to pay.

If the value of MACOM’s business, together with any synergies to be achieved from MACOM’s acquisition of AppliedMicro, is less than the value of the transaction consideration, the trading price of shares of MACOM common stock could decrease.

If investors believe that the value of the cash consideration and stock consideration to be exchanged for AppliedMicro shares in connection with the offer and the first merger, together with transaction costs, is greater than the value of AppliedMicro’s business, together with any synergies expected to be achieved from MACOM’s acquisition of AppliedMicro, the trading price of MACOM common stock could decrease and the transactions could have a dilutive effect on the value of common shares held by MACOM stockholders (including former AppliedMicro stockholders).

Uncertainty during pendency of the transactions may cause suppliers, customers or other business partners to delay or defer decisions concerning MACOM and/or AppliedMicro or re-negotiate agreements with MACOM and/or AppliedMicro, and completion of the transactions could cause suppliers, customers and other business partners to terminate or re-negotiate their relationships with the combined company.

The offer and mergers will be completed only if specified conditions are met, many of which are outside the control of MACOM and AppliedMicro. In addition, both parties have rights to terminate the merger agreement under specified circumstances. Accordingly, there may be uncertainty regarding the consummation of the offer and mergers, both as to whether they will be consummated and when. This uncertainty may cause suppliers, customers or other business partners of MACOM and/or AppliedMicro to delay or defer decisions concerning such company’s products or businesses, or to seek to change existing agreements with MACOM and/or AppliedMicro, which could negatively affect their respective businesses, results of operations and financial conditions.

Additionally, if the offer and mergers are completed, certain suppliers, customers or other business partners may attempt to terminate or change their relationships with the combined company, for example if such counterparties had prior experiences with either MACOM or AppliedMicro that caused them to be dissatisfied with MACOM or AppliedMicro. These decisions could have an adverse effect on the business of the combined company.

MACOM’s acquisition of AppliedMicro could trigger certain change-of-control or similar provisions contained in AppliedMicro’s agreements with third parties that could permit such parties to terminate or re-negotiate those agreements.

AppliedMicro and its subsidiaries may be a party to agreements that permit a counterparty to terminate an agreement or receive payments because the offer and mergers would cause a default or violate an anti-assignment, change-of-control or similar clause in such agreement. If this happens, MACOM may have to seek to replace that agreement with a new agreement or make additional payments under such agreement. However, MACOM may be unable to replace a terminated agreement on comparable terms or at all. Depending on the importance of such agreement to AppliedMicro’s business, the failure to replace a terminated agreement on similar terms or at all, and requirements to pay additional amounts, may increase the costs to MACOM of operating AppliedMicro’s business or decrease the expected benefits of the offer and mergers to the combined company.

The stock prices of MACOM and AppliedMicro common stock may be adversely affected if the offer and mergers are not completed.

If the offer and the mergers are not completed, the prices of MACOM common stock and AppliedMicro common stock may decline to the extent that the current market prices of such common stock reflect a market assumption that the offer and the mergers will be completed and have value.

Failure to effectively retain, attract and motivate key employees could diminish the anticipated benefits of the transactions.

The success of the acquisition of AppliedMicro will depend in part on the attraction, retention and motivation of personnel critical to the business and operations of the combined company due to, for example, their technical skills or industry and management expertise. Employees and consultants may experience uncertainty about their future roles with MACOM and AppliedMicro during the pendency of the offer and mergers or after their completion. MACOM and AppliedMicro, while similar and sharing a number of core values, do not have identical corporate cultures, and some employees or consultants may not want to work for the combined company. In addition, competitors may recruit employees during MACOM’s integration of AppliedMicro. If the companies are unable to attract, retain and motivate personnel that are critical to the successful integration and future operation of the companies, the combined company could face disruptions in its operations, loss of existing customers, key information, expertise or know-how and unanticipated additional recruiting and training costs. In addition, the loss of key personnel could diminish the anticipated benefits of the acquisition of AppliedMicro to MACOM.

The financial analyses and forecasts considered by AppliedMicro and its financial advisors may not be realized.

While the financial projections utilized by AppliedMicro and its advisors in connection with the offer and the mergers and summarized in this registration statement were prepared in good faith based on information available at the time of preparation, no assurances can be made regarding future events or that the assumptions made in preparing such projections will accurately reflect future conditions. In preparing such projections, the management of AppliedMicro made assumptions regarding, among other things, future economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant uncertainties and contingencies, including, among others, risks and uncertainties described or incorporated by reference in this section and the section entitled “Forward-Looking Statements,” all of which are difficult to predict and many of which are beyond the control of AppliedMicro and MACOM and will be beyond the control of the combined company. There can be no assurance that the underlying assumptions or projected results will be realized, and actual results will likely differ, and may differ materially, from those reflected in the unaudited financial projections, whether or not the offer and mergers are completed. The financial projections do not necessarily reflect the manner in which the acquired business will be operated by MACOM or the results of operations of such underlying business after the completion of the acquisition. The costs and expenses shown in such AppliedMicro projections do not necessarily represent the costs and expenses to be incurred by MACOM. As a result, the unaudited financial projections cannot be considered predictive of actual future operating results, and this information should not be relied on as such. In addition, since such projections cover multiple years, the information by its nature becomes less predictive with each successive year.

Risks Related to MACOM’s Business

You should read and consider the risk factors specific to MACOM’s business that will also affect the combined company after the merger. These risks are described in (i) Part I, Item 1A of MACOM’s Annual Report on Form 10-K for the fiscal year ended September 30, 2016, as filed with the SEC on November 17, 2016 and (ii) in other documents that are incorporated by reference into this document. See “Where To Obtain Additional Information” for the location of information incorporated by reference in this document.

Risks Related to AppliedMicro’s Business

The announcement and pendency of AppliedMicro’s agreement to be acquired by MACOM may have an adverse effect on AppliedMicro’s business, operating results and stock price.

AppliedMicro’s announcement of having entered into the merger agreement and MACOM’s and the Purchaser’s commencement of the offer could cause a material disruption to AppliedMicro’s business.

AppliedMicro is subject to additional risks in connection with the announcement and pendency of the offer and the mergers, including, but not limited to, the following:

•	market reaction to the announcement of the offer and the mergers;

•	changes in the respective business, operations, financial position and prospects of either company or the combined company following consummation of the mergers;

•	market assessments of the likelihood that the offer and the mergers will be consummated;

•	the amount of cash and the number of shares of MACOM common stock comprising the transaction consideration will not be adjusted for changes in AppliedMicro’s business, assets, liabilities, prospects, outlook, financial condition or results of operations during the pendency of the merger agreement, including any successful execution of AppliedMicro’s current strategy as an independent company or in the event of any change in the market price of, analyst estimates of, or projections relating to, AppliedMicro common stock;

•	potential adverse effects on AppliedMicro’s relationships with AppliedMicro’s current customers, suppliers and other business partners, or those with which AppliedMicro is seeking to establish business relationships, due to uncertainties about the offer and the mergers;

•	pursuant to the merger agreement, AppliedMicro is subject to certain restrictions on the conduct of AppliedMicro’s business prior to consummation of the mergers, which restrictions could adversely affect AppliedMicro’s ability to realize certain of AppliedMicro’s business strategies or take advantage of certain business opportunities;

•	potential adverse effects on AppliedMicro’s ability to attract, recruit, retain and motivate current and prospective employees who may be uncertain about their future roles and relationships with us following the completion of the mergers, and the possibility that AppliedMicro’s employees could lose productivity as a result of uncertainty regarding their employment following the mergers;

•	AppliedMicro has incurred, and will continue to incur, significant costs, expenses and fees for professional services and other transaction costs in connection with the offer and the mergers, and many of these fees and costs are payable by AppliedMicro regardless of whether the mergers are consummated;

•	the possibility of disruption to AppliedMicro’s business, including increased costs and diversion of management time and resources that could otherwise have been devoted to other opportunities that may have been beneficial to us; and

•	interest rates, general market and economic conditions and other factors generally affecting the market prices of MACOM common stock and AppliedMicro common stock.

Since a portion of the offer consideration consists of MACOM common stock, AppliedMicro’s stock price will be adversely affected by a decline in MACOM’s stock price and any adverse developments in MACOM’s business. Changes in MACOM’s stock price and business may result from a variety of factors, including changes in its business operations and changes in general market and economic conditions. These factors are beyond AppliedMicro’s control.

The failure of the offer and the mergers to be completed may adversely affect AppliedMicro’s business and AppliedMicro’s stock price.

MACOM’s and the Purchaser’s obligation to accept for exchange, and to exchange, shares of AppliedMicro common stock for the transaction consideration in the offer is subject to a number of conditions, including (i) at least a majority of the outstanding shares of AppliedMicro common stock, when added to shares of AppliedMicro common stock already owned by the Purchaser, having been validly tendered into (and not withdrawn from) the offer prior to the expiration date of the Offer, (ii) the exchange of shares of MACOM common stock pursuant to the offer and the mergers having been registered pursuant to a registration statement filed by MACOM with the SEC and declared effective by the SEC, (iii) shares of MACOM common stock issuable pursuant to the offer and the mergers having been authorized for listing on Nasdaq, (iv) the absence of any order or ruling prohibiting the consummation of the mergers and (v) subject to certain exceptions, the accuracy of the other party’s representations and warranties and compliance with covenants.

There can be no assurance that these conditions to the completion of the offer will be satisfied, or that the mergers will be completed on the proposed terms, within the expected timeframe or at all. If the offer and the mergers are not completed, AppliedMicro’s stock price could fall. Furthermore, if the offer and the mergers are not completed, AppliedMicro may suffer other consequences that could adversely affect AppliedMicro’s business, results of operations and stock price, including the following:

•	AppliedMicro could be required to pay a termination fee of $30 million to MACOM under certain circumstances as described in the merger agreement;

•	AppliedMicro would have incurred significant costs in connection with the offer and the mergers that AppliedMicro would be unable to recover;

•	AppliedMicro may be subject to negative publicity or be negatively perceived by the investment or business communities;

•	AppliedMicro may be subject to legal proceedings related to the transactions contemplated by the merger agreement;

•	any disruptions to AppliedMicro’s business resulting from the announcement and pendency of the offer and the mergers, including any adverse changes in its relationships with customers, suppliers, other business partners and employees, may continue or intensify in the event the mergers are not consummated; and

•	AppliedMicro may not be able to take advantage of alternative business opportunities or effectively respond to competitive pressures.

Other Risks Related to AppliedMicro’s Business

You should also read and consider the risk factors specific to AppliedMicro’s business that will also affect the combined company after the mergers. These risks are described in (i) Part II, Item 1A of AppliedMicro’s 10-Q for the quarterly period ended September 30, 2016, as filed with the SEC on November 2, 2016, and (ii) in other documents that are incorporated by reference into this document. See “Where to Obtain Additional Information” for the location of information incorporated by reference in this document.

FORWARD-LOOKING STATEMENTS

Information both included and incorporated by reference in this document may contain forward-looking statements, which may be identified by their use of terms such as “intend,” “plan,” “may,” “should,” “will,” “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “continue,” “potential,” “opportunity,” “project” and similar terms and their negative expressions. These statements are based on certain assumptions and analyses that MACOM’s management or AppliedMicro’s management believe are appropriate under the circumstances. However, these statements are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should the assumptions prove incorrect, actual results may differ materially from those expected, estimated or projected. Forward-looking statements speak only as of the date they are made, and neither MACOM nor AppliedMicro undertakes any obligation to publicly update or revise any of them in light of new information, future events or otherwise.

All subsequent forward-looking statements attributable to MACOM, AppliedMicro or any person acting on MACOM’s or AppliedMicro’s behalf are qualified by the cautionary statements in this section.

Factors that could have a material adverse effect on MACOM’s or AppliedMicro’s operations and future prospects or the consummation of the offer and the mergers, many of which are difficult to predict and beyond the control of MACOM or AppliedMicro, include, but are not limited to:

•	failure to satisfy the conditions to consummate the offer and the mergers;

•	uncertainties as to how many AppliedMicro stockholders will tender their shares in the offer;

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement;

•	the failure of the offer and the mergers to close in a timely manner or at all;

•	difficulties encountered in integrating or inability of MACOM to integrate AppliedMicro following completion of the acquisition;

•	failure to realize the expected benefits, costs savings, revenues, profits, synergies or growth from the acquisition of AppliedMicro, in a timely manner or at all;

•	failure to meet expectations concerning future business combinations or dispositions, including the potential sale of a portion of AppliedMicro’s compute business following the closing of the offer and the mergers, at all or within a specific time period;

•	significant transaction costs related to the offer and the mergers and any future divestment of a portion of AppliedMicro’s compute business;

•	effects of the pendency of the acquisition or any future divestment of a portion of AppliedMicro’s compute business on relationships with employees, suppliers, customers and other business partners;

•	MACOM acquiring, managing and integrating new operations, businesses or assets, and the associated diversion of management attention or other related costs or difficulties;

•	the loss of the services of any of key employees, the inability to attract or retain qualified employees in the future, or delays in hiring required employees;

•	the inherent uncertainty associated with financial or other projections;

•	changes in tax laws or other rules or regulations, including laws relating to net operating loss carry-forwards and credits;

•	potential non-realization of expected orders or non-realization of backlog;

•	variations in product development costs, especially related to advanced technologies;

•	risks related to litigation and/or regulatory actions related to the offer and the mergers;

•	fluctuations in the market price of AppliedMicro’s or MACOM’s common stock, for any reason; and

•	negative effects of this registration statement or the consummation of the offer and mergers on the market price of MACOM’s common stock and on MACOM’s operating results.

These risks and uncertainties, along with the risk factors discussed under “Risk Factors” in this document, should be considered in evaluating any forward-looking statements contained in this document.

THE COMPANIES

MACOM

MACOM is a leading provider of high-performance analog semiconductor solutions that enable next-generation Internet applications, the cloud connected apps economy and the modern, networked battlefield across the radio frequency, microwave, millimeterwave and photonic spectrum. MACOM designs and manufactures differentiated, high-value products for customers who demand high performance, quality and reliability. MACOM offers a broad portfolio of over 4,500 standard and custom devices, which include integrated circuits, multi-chip modules, power pallets and transistors, diodes, amplifiers, switches and switch limiters, passive and active components and complete subsystems, across approximately 40 product lines serving over 6,500 end customers in three primary markets. MACOM’s semiconductor products are electronic components that our customers incorporate into their larger electronic systems, such as, point-to-point wireless backhaul radios, high density networks, active antenna arrays, radar, magnetic resonance imaging systems and unmanned aerial vehicles. MACOM’s primary markets are: Networks, which includes carrier and enterprise infrastructure, wired broadband and cellular backhaul, cellular infrastructure, photonic solutions, data centers and fiber optic applications; Aerospace and Defense, which includes military and commercial radar, radio frequency jammer, electronic countermeasure, and communication data link applications; and, Multi-market, which includes industrial, medical, test and measurement and scientific applications.

MACOM was incorporated in Delaware in March 2009 and became a public company in 2012. Its shares are traded on Nasdaq under the ticker symbol “MTSI.”

The address and telephone number of MACOM’s principal executive offices is 100 Chelmsford Street, Lowell, Massachusetts 01851, (978) 656-2500.

MACOM also maintains a website at https://www.macom.com/. MACOM’s website and the information contained therein or connected thereto shall not be deemed to be incorporated herein, and you should not rely on any such information in making an investment decision.

The Purchaser

The Purchaser is a Delaware corporation and a direct and wholly owned subsidiary of MACOM. The Purchaser was incorporated on November 17, 2016 for the purpose of making the offer and consummating the first merger. The Purchaser has engaged in no business activities to date and it has no material assets or liabilities of any kind, other than those incident to its formation and those incurred in connection with the merger agreement, the offer and the mergers.

The address and telephone number of the Purchaser’s principal executive offices is 100 Chelmsford Street, Lowell, Massachusetts 01851, (978) 656-2500.

Merger Sub

Merger Sub is a Delaware limited liability company and a direct and wholly owned subsidiary of MACOM. Merger Sub was formed on November 17, 2016 for the purpose of consummating the second merger and on December 28, 2016 underwent a name change from Montana Merger Sub II, LLC to MACOM Connectivity Solutions, LLC. Merger Sub has engaged in no business activities to date and it has no material assets or liabilities of any kind, other than those incident to its formation and those incurred in connection with the merger agreement and the mergers.

The address and telephone number of Merger Sub’s principal executive offices is 100 Chelmsford Street, Lowell, Massachusetts 01851, (978) 656-2500.

AppliedMicro

AppliedMicro is a global leader in silicon solutions for next-generation cloud infrastructure and data centers, as well as connectivity products for edge, metro and long-haul communications equipment. AppliedMicro’s Computing products include the X-Gene family of server processors, each based on the ARMv8 64-bit ISA, which target mainstream cloud and data center infrastructure including hyperscale, telco, enterprise and high performance computing. As part of AppliedMicro’s current Computing business, AppliedMicro also offers embedded computing products which include the HeliX family of processors, based on the ARM 64-bit ISA, and PowerPC products, based on Power Architecture. AppliedMicro’s embedded Computing products are deployed in a variety of applications including networking and telecom, enterprise storage, data center and industrial applications. The Connectivity portion of AppliedMicro’s business provides high-speed, high-bandwidth, high-reliability communications products to network equipment manufacturers. They include the X-Weave family of products, designed to meet the needs of service providers and public cloud, private cloud, and enterprise data centers.

AppliedMicro was incorporated in California in 1979 and was reincorporated in Delaware in 1987. AppliedMicro became a publicly traded company in 1997. Its shares trade on the Nasdaq under the ticker symbol “AMCC.”

The address and telephone number of AppliedMicro’s principal executive offices is 4555 Great America Parkway, 6th Floor, Santa Clara, California 95054, (408) 542-8632.

AppliedMicro also maintains a website at https://www.apm.com/. AppliedMicro’s website and the information contained therein or connected thereto shall not be deemed to be incorporated herein, and you should not rely on any such information in making an investment decision.

THE TRANSACTIONS

General

MACOM, through the Purchaser, which is a direct wholly owned subsidiary of MACOM, is offering to exchange the transaction consideration for each outstanding share of AppliedMicro common stock validly tendered in the offer and not properly withdrawn.

The transaction consideration consists of:

•	$3.25 in cash, without interest and less any applicable withholding taxes; and

•	0.1089 shares of MACOM common stock, par value $0.001, together with cash in lieu of any fractional shares of MACOM common stock, without interest and less any applicable withholding taxes.

AppliedMicro stockholders will not receive any fractional shares of MACOM common stock in the offer or the first merger, and each AppliedMicro stockholder who otherwise would be entitled to receive a fraction of a share of MACOM common stock pursuant to the offer or the first merger will be paid an amount in cash (without interest) in lieu thereof, based on the MACOM trading price. See “Merger Agreement – Transaction Consideration.”

The purpose of the transactions is for MACOM to acquire control of, and ultimately the entire equity interest in, AppliedMicro. The offer is the first step in MACOM’s plan to acquire all of the outstanding shares of AppliedMicro common stock, and the first merger is the second step in such plan. Tendered shares of AppliedMicro common stock will be exchanged for the transaction consideration, and if the first merger is completed, any remaining shares of AppliedMicro common stock that were not tendered into the offer (other than certain dissenting, converted or cancelled shares, as described further in this document) will be converted into the right to receive the transaction consideration.

Immediately following the first merger and as the final step in MACOM’s plan to acquire all of the outstanding shares of AppliedMicro common stock, the first surviving company will merge with and into Merger Sub in the second merger.

Background of the Transactions

The AppliedMicro board of directors regularly and on an ongoing basis evaluates the strategic direction of AppliedMicro and its short-term and long-term business plans and objectives. In late 2014, in recognition of significant changes to AppliedMicro’s competitive landscape, including without limitation increased levels of consolidation among semiconductor and communications companies, as well as the need for AppliedMicro to make significant additional investments in new products and design process technologies, the AppliedMicro board of directors determined that AppliedMicro should explore its strategic alternatives.

In February 2015, AppliedMicro engaged Morgan Stanley & Co. LLC (“Morgan Stanley”) to provide financial advisory and placement agent services in connection with AppliedMicro’s efforts to conduct a private placement financing of AppliedMicro equity securities to one or more strategic investors in AppliedMicro or its ARM-based compute business, for the intended purpose of adding to AppliedMicro’s balance sheet and enabling increased product and market development activities.

In May 2015, the AppliedMicro board of directors, in accordance with AppliedMicro’s bylaws, established the strategy committee of the board (the “strategy committee”), consisting of directors Cesaratto, Shlapak, Williams and Zepf, to investigate, review, consider and, if deemed advisable, to make recommendations to the AppliedMicro board of directors with respect to one or more strategic alternatives intended to enhance stockholder value. All four members of the strategy committee are independent members of the AppliedMicro board of directors. Mr. Zepf is the managing principal of Kingdom Ridge Capital, which has been one of

AppliedMicro’s largest stockholders since 2011. Strategic alternatives would include, but would not be limited to, a sale or purchase by AppliedMicro of one or more product lines, business units or engineering teams, an acquisition of AppliedMicro, an equity financing by AppliedMicro either by way of public or private offering, a debt financing of AppliedMicro, and/or one or more strategic partnerships. Over the course of the next several months, the strategy committee held meetings and investigated and evaluated various possible strategic alternatives, including, among others, the proposed private placement equity investment described above and other potential equity and debt financing alternatives, prior to the commencement of the activities leading up to the current transaction.

On January 21, 2016, at a telephonic meeting of the strategy committee, also attended by AppliedMicro management representatives, the strategy committee discussed expanding the focus of its evaluation of strategic alternatives to include the investigation of a potential merger or acquisition of AppliedMicro or of its ARM-based compute business, including what considerations should accompany such an analysis and what such a process would entail. The strategy committee members and management representatives discussed the value to AppliedMicro of engaging an experienced investment bank as financial advisor in connection with such investigation, and determined that at least three investment banks be interviewed in connection with making such engagement. Thereafter, representatives of Morgan Stanley joined the meeting and made a presentation to the strategy committee and management representatives on AppliedMicro’s strategic alternatives, as well as an overview of sales process considerations, the strategic landscape of the semiconductor industry, M&A timing and process considerations, Company financial analyses, and recommendations for next steps. Following their departure, the strategy committee members and management representatives discussed the Morgan Stanley presentation and identified two other qualified investment banks that would be requested to present to the management and, subject to clearing conflicts, the strategy committee.

In late January 2016, Dr. Gopi and director Zepf interviewed the second qualified investment banking firm candidate with respect to advising AppliedMicro on the proposed transaction, during which it was determined that such bank had material conflicts of interest as a result of its relationship with a key competitor of AppliedMicro and therefore could not be further considered for the engagement.

On February 2, 2016, the strategy committee held a meeting at which the representatives of the third investment banking firm candidate made a presentation to the strategy committee and management, which included an overview of the firm’s credentials, a semiconductor market update, including recent consolidation activity, an evaluation of AppliedMicro including financial analyses, an analysis of potential mergers and acquisitions partners, and related timing and process considerations.

Following the departure of the representatives of the third independent banking firm candidate, the strategy committee members reviewed and evaluated the presentations made by Morgan Stanley and the other banking firm, discussing the pros and cons of each in assisting AppliedMicro in connection with the proposed strategic transaction process. As part of this discussion, the strategy committee members considered various criteria and factors, including Morgan Stanley’s leadership position and experience in the semiconductor industry, its understanding of AppliedMicro’s business and previous advisory services provided to AppliedMicro, its relationships with potential business combination partners including the fact that Morgan Stanley’s representatives had informed AppliedMicro that it was not representing any of the potential business combination partners under discussion in connection with strategic transactions involving AppliedMicro or that would otherwise pose a conflict of interest, and its overall capabilities and strengths. After discussion, the strategy committee members determined that Morgan Stanley would be best qualified and able to serve as investment advisor to AppliedMicro and approved recommending the engagement of that firm to the full AppliedMicro board of directors.

On February 3, 2016, at a regular meeting of the AppliedMicro board of directors, Mr. Cesaratto updated the directors with respect to the matters discussed and decisions made at the recent meetings held by the strategy committee including, among other things, the basis of its decision to recommend that AppliedMicro commence a non-public process aimed at finding an acquirer of its ARM-based compute business or product line or of

AppliedMicro as a whole; its deliberations whether to engage Morgan Stanley as outside financial advisor in connection with such process; and its directive to Company management to initiate all appropriate steps consistent with implementing such process on a confidential basis, while continuing to fully execute on AppliedMicro’s existing annual operating plan.

Thereafter, following additional discussion and evaluation, the AppliedMicro board of directors approved each of the strategy committee’s recommendations and directives and agreed to vote upon engaging Morgan Stanley later in the meeting after hearing a presentation by the firm. The directors then discussed with AppliedMicro management and representatives of Morgan Stanley the strategic alternatives explored to date, an overview of sales process considerations, the strategic landscape, potential timing and process, Morgan Stanley’s preliminary views on valuation, and potential next steps. Following the departure of the Morgan Stanley representatives, the AppliedMicro board of directors discussed whether to engage Morgan Stanley as financial advisor to AppliedMicro in connection with the strategic transaction process. After discussion, the board of directors agreed to engage Morgan Stanley as financial advisor to AppliedMicro, and authorized and directed AppliedMicro management to negotiate an appropriate engagement letter with the firm.

On February 12, 2016, the strategy committee held a telephonic meeting to review and evaluate the proposed Morgan Stanley engagement letter and related indemnity agreement. After discussion of the material terms and conditions proposed, the strategy committee directed the AppliedMicro management representatives attending the meeting to finalize negotiation of the remaining terms and thereupon execute and deliver the agreements.

On February 24, 2016, AppliedMicro signed Morgan Stanley’s engagement letter and indemnity agreement to retain Morgan Stanley as AppliedMicro’s financial advisor in connection with the strategic transaction process.

Between March 9 and March 16, 2016, at the direction of the strategy committee, representatives of Morgan Stanley contacted representatives of six entities regarding their potential interest in a strategic transaction.

Between March 22 and April 26, 2016, at the direction of the strategy committee, representatives of AppliedMicro management and of Morgan Stanley contacted an additional nine entities to discuss their potential interest in a strategic transaction.

On April 26, 2016, the strategy committee met and received updates on the strategic process from representatives of AppliedMicro management and of Morgan Stanley, including that management presentations had been made to four entities, and that there was an upcoming meeting scheduled with one entity. The strategy committee was also informed that six of the 17 entities contacted to date had said they were not interested in pursuing discussions. The other entities contacted had expressed interest in meeting or a presentation, had not replied, or said they might have interest at a later date. The strategy committee asked AppliedMicro management and the Morgan Stanley representatives to follow up with those entities, and to re-engage with potential consolidation partners in China that previously had been contacted by or on behalf of AppliedMicro with respect to a potential investment transaction. Ultimately, in connection with the process of exploring its strategic alternatives, representatives of AppliedMicro and/or Morgan Stanley contacted 30 entities, met with 15 entities, and received indications of interest from five entities.

On May 3, 2016, the strategy committee met to discuss and evaluate the status of these outreach efforts. The strategy committee noted the results of the outreach efforts to date, and directed the AppliedMicro management attendees to take steps to expand AppliedMicro’s outreach to include seeking a consolidation partner for its connectivity business.

On May 4, 2016, the AppliedMicro board of directors held a meeting at which representatives of AppliedMicro management and of Morgan Stanley reported on activities undertaken to date in the current strategic process, and discussed next steps and additional considerations regarding strategic alternatives. The Morgan Stanley representatives also provided an update on their preliminary views on valuation.

On May 19, 2016, the strategy committee met to discuss management’s efforts to market the compute and connectivity businesses separately, and to address and resolve customer and timing concerns that could be expected to arise if the two businesses were separated.

On May 26, 2016, director Cesaratto, representatives of AppliedMicro management and Company A met in Palo Alto, California to discuss Company A’s potential interest in a strategic transaction.

On June 3, 2016, the strategy committee again met to review with AppliedMicro management, the strategic process, discuss AppliedMicro’s operating progress and establish execution goals and directives for AppliedMicro management. The strategy committee also discussed additional outreach efforts to potential acquirers based in China, including the meeting with Company A. The strategy committee also discussed the interest in the connectivity business recently expressed by Company C.

On June 6, 2016, representatives of Company B met with AppliedMicro management at AppliedMicro’s Santa Clara offices to discuss Company B’s interest in a potential strategic investment.

On June 15, 2016, representatives of Morgan Stanley and the financial advisor to Company C met in Menlo Park to discuss Company C’s interest in a potential strategic transaction.

On June 20, 2016, the strategy committee met and received an update from representatives of AppliedMicro management and of Morgan Stanley on the strategic process. The strategy committee discussed potential Committee on Foreign Investment in the United States concerns related to China-based transactions. The strategy committee then discussed Company C’s interest in the connectivity business, and directed AppliedMicro management and the Morgan Stanley representatives to pursue further discussions with Company C. The Morgan Stanley representatives also discussed reaching out to seven additional entities, including MACOM and Company D, each of whom could potentially be interested in a transaction involving either the acquisition of AppliedMicro as a whole or just the connectivity business. The Morgan Stanley representatives noted that, consistent with the directions from the strategy committee, they were now also approaching potential financial sponsors in the U.S. and China. In this regard, they also discussed the interest from Company B, a U.S. private equity firm, in sponsoring a potential PIPE transaction. The strategy committee directed management and the Morgan Stanley representatives to pursue further discussions with the entities discussed at the meeting.

On June 27, 2016, representatives of Morgan Stanley met with Company C and the financial advisor to Company C, at Morgan Stanley’s Menlo Park offices to discuss Company C’s possible interest in a strategic transaction.

On June 28, 2016, representatives of AppliedMicro and Morgan Stanley held a call to discuss Company B’s interest in a potential PIPE transaction and conducting due diligence. On July 7, 2016, representatives of AppliedMicro, Morgan Stanley and Company B held a telephonic discussion regarding financial due diligence.

On July 7, 2016, the strategy committee met and received an update regarding a potential sale of the connectivity business, including due diligence meetings held with Company C (which had also expressed some interest in acquiring AppliedMicro as a whole and subsequently disposing of the compute business), and Company B’s continuing interest in a potential PIPE transaction. The strategy committee directed AppliedMicro management to continue to engage with Company C and Company B, pursue due diligence discussions with China-based potential investors and acquirers, and commence a broader outreach to additional entities.

Between July 13, 2016 and July 22, 2016, consistent with the directions from the strategy committee, representatives of Morgan Stanley contacted five more entities, including Company D, to discuss each party’s possible interest in a strategic transaction. On or about July 18, 2016, a representative from Morgan Stanley contacted John Croteau, MACOM’s president and chief executive officer, to ask whether MACOM had any interest in pursuing a potential acquisition of AppliedMicro.

On July 25, 2016, representatives of AppliedMicro, Morgan Stanley and Company B held follow-up discussions by telephone regarding the connectivity business.

On July 27, 2016, MACOM and AppliedMicro executed a non-disclosure agreement following negotiations with their respective attorneys.

On July 29, 2016, representatives of AppliedMicro, Morgan Stanley and Company A met by video conference, at which time AppliedMicro made a management presentation to Company A.

On August 2, 2016, the strategy committee held a regular meeting, also attended by the other members of the AppliedMicro board of directors, during which the strategy committee and representatives of AppliedMicro management and Morgan Stanley discussed various possible alternatives, including a sale of AppliedMicro as a whole to potentially interested parties (including Company A, Company C and MACOM), a sale of the connectivity business to potentially interested parties (including Company C, Company D and MACOM), and a PIPE transaction to be led by Company B.

On August 5, 2016, representatives of AppliedMicro, accompanied by representatives of Morgan Stanley, provided management presentations to two entities, including Company D, at AppliedMicro’s Santa Clara offices.

On August 11, 2016, representatives of AppliedMicro, Morgan Stanley, Company C and the financial advisor to Company C held a follow-up meeting at AppliedMicro’s Santa Clara offices to further discuss the possibility of a strategic transaction.

On August 15, 2016, representatives of Morgan Stanley, Company D and the financial advisor to Company D met at AppliedMicro’s Santa Clara offices to discuss Company D’s interest in a strategic transaction.

On August 18, 2016, representatives of AppliedMicro, Morgan Stanley and MACOM, including Dr. Gopi and Preetinder Virk, MACOM’s Senior Vice President and General Manager, Carrier Networks, met at AppliedMicro’s Santa Clara offices, at which time AppliedMicro made a management presentation to MACOM.

On August 22, 2016, the strategy committee held a telephonic meeting during which the strategy committee and representatives of AppliedMicro management and of Morgan Stanley discussed the status of discussions with potential acquirers of AppliedMicro as a whole (including Company A and MACOM) and potential acquirers of the connectivity business (including Company D, MACOM and Company C), and discussed Company B as a potential lead investor for a PIPE transaction. The AppliedMicro management and Morgan Stanley representatives also reported on the other entities that had been recently contacted at the direction of the strategy committee and that had informed them that they did not have any interest in pursuing strategic or financing discussions with AppliedMicro.

On August 30, 2016, at the direction of the strategy committee, Morgan Stanley sent letters describing a proposed process for submitting indications of interest in a strategic transaction with AppliedMicro to five entities, including Company A, Company D, and MACOM, which letters provided for a September 13, 2016 deadline for submitting written indications of interest.

On August 30, 2016, Company B provided AppliedMicro, by email to representatives of Morgan Stanley, a draft term sheet for a proposed PIPE transaction involving the issuance of up to $300 million of senior secured, fully participating, redeemable, convertible preferred stock (the “PIPE proposal”). AppliedMicro and representatives of Morgan Stanley held a telephonic discussion of the draft term sheet on September 1, 2016.

On September 1, 2016, representatives of AppliedMicro, Morgan Stanley and Company A held a due diligence call regarding the compute business.

On September 2, 2016, Company C submitted a written indication of interest for the purchase of the connectivity business for $300 million on a cash-free, debt-free basis (the “Company C Proposal”).

On September 6, 2016, the AppliedMicro board of directors met with management. Initially, the board of directors reviewed Company B’s PIPE proposal. The board of directors received advice that the proposal included material terms that would not typically be considered market standard for a transaction of this nature or that were otherwise onerous to AppliedMicro and its stockholders. The AppliedMicro board of directors considered the potentially negative impact of those terms on AppliedMicro and its stockholders. The AppliedMicro board of directors decided not to pursue further discussions of the PIPE proposal.

The AppliedMicro board of directors also discussed and evaluated the Company C Proposal, with input from AppliedMicro management. The AppliedMicro board of directors concluded that the purchase price set forth in the Company C Proposal was significantly below the minimum enterprise value attributable to the connectivity business, and decided not to accept its proposal.

AppliedMicro’s management then updated the AppliedMicro board of directors on the responses received from each entity that the board of directors had authorized them to contact, the likely further response expected from each, and which of AppliedMicro’s strategic alternatives were expected to be addressed by each such entity. The AppliedMicro directors discussed whether to invite additional companies to participate in the process.

The AppliedMicro board of directors then discussed with management and counsel the need to obtain from Morgan Stanley, as AppliedMicro’s outside independent financial advisor, further disclosure of Morgan Stanley’s relationships with the process participants who had submitted or were expected to submit indications of interest or proposals. The AppliedMicro board of directors directed management to request the additional disclosure, which it did by means of a letter to Morgan Stanley dated September 6, 2016.

On September 7, 2016, representatives of AppliedMicro (including Dr. Gopi), Morgan Stanley, MACOM (including Mr. Croteau) and Evercore, financial advisor to MACOM, met in Tyngsboro, Massachusetts for a management presentation by AppliedMicro.

On September 12, 2016, Company A sent AppliedMicro, by email to representatives of Morgan Stanley, a written indication of interest regarding a proposed purchase of AppliedMicro as a whole.

On September 13, 2016, MACOM and Company D each submitted to AppliedMicro a written indication of interest, with MACOM submitting a written indication of interest for AppliedMicro as a whole, and Company D submitting a written indication of interest to purchase the connectivity business only.

On September 14, 2016, the strategy committee of the AppliedMicro board of directors met by telephone and received an update from representatives of AppliedMicro management and Morgan Stanley on the initial indications of interest received. The Morgan Stanley representatives summarized the five proposals received to date, and noted they were waiting for responses from two other potentially interested parties. Of the five proposals: two proposals were for acquisitions of AppliedMicro as a whole, one at a proposed purchase price of $645 million (MACOM) and one at a proposed purchase price of $670 million (Company A); two were for the connectivity business, one at a proposed purchase price of $300 million (Company C), and one at a proposed purchase price of between $475 to $525 million (Company D); and one was for the $300 million PIPE proposal (Company B). The MACOM proposal was to buy AppliedMicro as a whole for a mixture of cash and stock, consisting of $2.67 per share in cash and approximately $4.43 per share in MACOM common stock, for a total price of $7.10 per share of AppliedMicro common stock, with the exchange ratio to be fixed at signing, and the Morgan Stanley representatives noted that this constituted essentially an at-market offer (no premium) and was not subject to a financing contingency. The MACOM proposal also requested a 45-day exclusive negotiating period. The proposal by Company D was to acquire the connectivity business in a debt-free asset purchase transaction for an all cash payment of between $475 million to $525 million, with the ultimate price to be determined after conducting due diligence. The Company D proposal was not subject to a financing contingency and would allow AppliedMicro to retain all of its cash and all assets other than the connectivity business. The proposal by Company A was an all-cash offer for AppliedMicro as a whole at $7.38 per share of AppliedMicro common stock for a total price of $670 million. However, the Company A proposal was subject to a financing contingency, the funding source had not been identified, Company A had not conducted significant due diligence, and the Company A proposal included unusual and unacceptable terms such as a requirement for indemnity of the buyer by AppliedMicro stockholders. The strategy committee and representatives of AppliedMicro management and of Morgan Stanley discussed the relative value and structure of the proposals, including the relative merits and advantages and disadvantages of a sale of AppliedMicro as a whole, a sale of the connectivity business only, and the PIPE proposal.

After extensive discussion, the strategy committee directed the AppliedMicro management and Morgan Stanley representatives to ask Company A to submit a separate indication of interest to acquire the compute business only, which might enable AppliedMicro to combine such an offer with a separate sale of the connectivity business to Company D or another bidder. In addition, the strategy committee believed that Company A might have an easier time obtaining financing for a smaller offer. The strategy committee directed the AppliedMicro management and Morgan Stanley representatives to ask Company A to otherwise improve the price and certainty of its proposal substantially. The strategy committee also directed the AppliedMicro management and Morgan Stanley representatives to ask MACOM and Company D to submit improved purchase price offers. The strategy committee reiterated the conclusion of the AppliedMicro board of directors that Company B’s Pipe proposal was not attractive, nor was Company C’s proposal to purchase the connectivity business for $300 million cash.

Between September 20 and 26, 2016, representatives of Morgan Stanley had a number of conversations with representatives of Evercore and MACOM concerning the MACOM indication of interest. The Morgan Stanley representatives communicated AppliedMicro’s view that the price offered by MACOM was inadequate. The Evercore representatives informed the Morgan Stanley representatives that MACOM would be willing to increase the price to at least a 10% premium over the AppliedMicro common stock current closing price, if AppliedMicro would permit MACOM to commence limited due diligence and the results of the diligence were satisfactory to MACOM. The Morgan Stanley representatives communicated this proposal to AppliedMicro’s management, which agreed to schedule preliminary due diligence meetings with MACOM.

On September 20, 2016, the AppliedMicro board of directors met to review and evaluate the potential feasibility of AppliedMicro selling the connectivity business and continuing to operate the compute business as a standalone public company (“RemainCo”) until such time as AppliedMicro was able to consolidate the compute business with another company or otherwise unlock additional value for the benefit of AppliedMicro’s stockholders. Management then reviewed in detail the potential viability of pursuing a RemainCo option, including an analysis of the context and objectives for unlocking additional value in the compute business. Management also presented preliminary pro forma financial information relating to a RemainCo enterprise.

On September 28, 2016, the AppliedMicro board of directors met to receive an update on indications of interest received and additional outreach conducted, and to review and evaluate additional financial and other information relating to the RemainCo option. The AppliedMicro board of directors instructed management to continue (either directly or in conjunction with or through Morgan Stanley) reaching out to potential purchasers of the compute business on a stand-alone basis, as well as any other likely participants in the strategic process and to encourage Company D and Company A to continue to engage in the process. Management also provided additional information regarding the RemainCo option. The AppliedMicro board of directors discussed the potential risks and benefits to AppliedMicro and its stockholders of pursuing a RemainCo option, required operating capital and cash reserves needed for the enterprise, and, in the event a consolidation partner or other growth or monetization strategy could not be found for the compute business, the costs associated with ceasing business operations. After discussion, the AppliedMicro board of directors decided that it was not supportive of proceeding with the RemainCo option at that time in light of the risks and uncertainties discussed.

On September 28, 2016, representatives of Morgan Stanley contacted two additional entities that had not submitted indications of interest; both declined to engage further in the process. Also on September 28, 2016, Company D informed representatives of Morgan Stanley via telephone that it was only willing to explore a possible acquisition of AppliedMicro’s connectivity business if AppliedMicro could address Company D’s reservations about AppliedMicro’s ability and willingness to complete a sale of its connectivity business without first finding a buyer for its compute business. Company D reiterated its lack of interest in making a bid for AppliedMicro as a whole, and its unwillingness to further engage with AppliedMicro, unless and until AppliedMicro could assure Company D that it had a buyer for its compute business.

On September 30, 2016, AppliedMicro granted MACOM and its advisors access to its electronic data room containing legal, contractual and other information regarding AppliedMicro. From September 30 through November 21, 2016, MACOM and its advisors engaged in due diligence review of AppliedMicro.

From October 4 to October 6, 2016, representatives of AppliedMicro, Morgan Stanley, MACOM, Evercore, financial advisor to MACOM, and AppliedMicro and MACOM legal counsel conducted due diligence and reverse due diligence review sessions at Pillsbury’s Palo Alto offices.

On October 7, 2016, the AppliedMicro board of directors met and initially reviewed and evaluated the current status of the indications of interest received from MACOM, Company D and Company A. A representative of Pillsbury attended the meeting. Members of AppliedMicro management updated the AppliedMicro board of directors with respect to discussions with each of MACOM, Company D and Company A. The AppliedMicro board of directors and management also discussed the scope of AppliedMicro’s reverse due diligence review of MACOM, given that MACOM’s proposed purchase price consideration included significant MACOM equity. The AppliedMicro board of directors then discussed the status of Company D’s indication of interest to acquire the connectivity business, including Company D’s reservations about AppliedMicro’s ability and willingness to complete a sale of its connectivity business without first finding a buyer for its compute business, its lack of interest in making a bid for AppliedMicro as a whole, and its unwillingness to further engage with AppliedMicro unless and until AppliedMicro could assure Company D that it had a buyer for its compute business. Consequently, the AppliedMicro board of directors asked management to instruct Morgan Stanley to keep Company D informed of AppliedMicro’s efforts to find a buyer for the compute business and to encourage Company D to further engage in due diligence. The AppliedMicro directors discussed with management the likely value of a RemainCo entity to determine whether such value, when added to the amount being offered for the connectivity business by Company D, would likely be higher than the other strategic alternatives potentially available to AppliedMicro, including the MACOM proposal and Company A proposals to purchase AppliedMicro as a whole, or the alternative of AppliedMicro remaining as an independent company with both the compute and connectivity businesses.

Management then reviewed with the AppliedMicro board of directors further information provided by Morgan Stanley in response to AppliedMicro’s September 6, 2016 letter related to its relationships with the companies participating in the process, including that the amount of fees received by Morgan Stanley for financial services to MACOM during the last two years was between $2 million to $3 million, that Morgan Stanley was a lender to MACOM, and that one of the senior Morgan Stanley AppliedMicro transaction team members who had served as a member of the MACOM board of directors starting in March 2013 and ending in September 2014 still held 2,533 shares of MACOM common stock received for such service and, along with another senior member of the Morgan Stanley AppliedMicro transaction team, is on Morgan Stanley’s coverage team for MACOM. The board of directors evaluated and was advised by counsel with respect to the disclosures. The AppliedMicro board of directors decided to further discuss these matters with Morgan Stanley’s representatives. It also considered the potential costs and benefits of retaining a second independent financial advisor to provide a valuation opinion and its view as to the conduct of the strategic transaction process as whole but took no action at that time.

On October 14, 2016, MACOM submitted a revised non-binding proposal and proposed exclusivity agreement to AppliedMicro via email to representatives of Morgan Stanley. The revised non-binding proposal proposed that MACOM would acquire all of AppliedMicro’s equity for a premium of 10% over the closing price the day before signing a definitive agreement

On October 17, 2016, Company A submitted a revised proposal to acquire the compute business for $100 million in cash paid at closing, plus up to $140 million payable over three years subject to attainment of annual performance milestones, which was subject to a number of conditions.

On October 17, 2016, the AppliedMicro board of directors met and discussed the current status of outreach activities and an updated management presentation on the feasibility and viability of the RemainCo option. The directors then reviewed the revised MACOM indication of interest. Had a definitive agreement been signed on October 14, 2016, on the basis of such proposal the purchase price would have been $6.81 per share, of which $3.29 per share would be paid in cash and approximately $3.52 in MACOM common stock. The AppliedMicro board of directors noted that this price was lower than the $7.10 per share price set forth in MACOM’s previous indication of interest and on that basis instructed management and the Morgan Stanley representatives to convey to MACOM that its offer was unlikely to be acceptable unless it was increased. The AppliedMicro board of directors further noted that even though the $6.81 price per share was unacceptable, the actual price to be paid for AppliedMicro was unpredictable since it was not fixed but rather was based on the closing price of AppliedMicro stock on a trading date at least 30 calendar days in the future. The AppliedMicro board of directors then discussed other methods for calculating per share acquisition price other than setting it based on the closing price on a future date (a “spot price”). Among the approaches considered was calculating such price using a formula based on an average of the trading prices of AppliedMicro’s stock on a daily basis over an extended period of time prior to the signing of a definitive agreement. It was noted that such an approach would reduce the impact of one day or short term fluctuation in AppliedMicro’s stock price, more accurately reflect the market’s perception of the value of AppliedMicro when compared to the use of a spot price and would be less susceptible to manipulation. The AppliedMicro board of directors, and its advisors, then discussed various formulas used for calculating premiums in acquisition transactions including the use of a 10, 30 and 90 trading day volume weighted average price (“VWAP”), and the pros and cons of each, before settling on the latter as a basis for its counteroffer. Morgan Stanley was authorized to indicate to MACOM that AppliedMicro was willing to proceed with negotiations on the basis of a per share acquisition price equal to a 10% premium to AppliedMicro’s 90-day VWAP calculated as of the last trading day immediately prior to the signing of a definitive agreement.

The AppliedMicro directors then reviewed Company A’s revised indication of interest to acquire the compute business, noting that it was unclear from the written offer whether AppliedMicro would need to provide additional capital to fund the working capital requirements of the compute business, which would in effect substantially reduce the proposed purchase price, and further noting that Company A had conducted limited due diligence to date and had conditioned its offer on the results of further diligence. The AppliedMicro board of directors discussed the merits of the Company A proposal with the AppliedMicro management, Morgan Stanley and Pillsbury representatives, relative to the other proposals received, in light of its potential likelihood of completion, noting, among other matters: Company A’s financing condition, which raised uncertainty as to ability to complete the transaction; the relatively longer timeframe required to complete M&A transactions with Chinese acquirers due to regulatory and other issues; Company A’s relative lack of due diligence performed to date, the probability that the revenue goals set out in the earn-out portion of the proposal could be achieved, and the possible need to fund working capital requirements. The AppliedMicro board of directors directed management to continue to engage with Company A to discuss and potentially address the issues described above.

On October 19, 2016, management representatives had a telephonic meeting with Company A, during which Company A informed AppliedMicro that, notwithstanding the terms of Company A’s October 17 indication of interest, Company A would reduce the total cash purchase price for the compute business dollar-for-dollar by the amount of cash the business would need to operate until profitability; Company A expected the full management team for the compute business to come from AppliedMicro, with Company A serving primarily as an outside investor; Company A did not intend to engage a financial advisor and would engage legal counsel only later in the process; Company A would require additional strategic investors, as yet not identified, to provide financing for the acquisition; Company A would require detailed pro forma financial statements of the compute business as a standalone company; and Company A anticipated the time frame required to negotiate a definitive agreement would remain 60 days.

On October 19, 2016, representatives of Evercore and Morgan Stanley discussed MACOM’s indication of interest. On behalf of AppliedMicro, Morgan Stanley discussed AppliedMicro’s willingness to accept a per share acquisition price equal to a 10% premium if calculated based on a 90-day VWAP formula.

On October 21, 2016, Evercore, on behalf of MACOM, communicated MACOM’s counterproposal of $7.20 per share (comprised of both cash and shares of MACOM common stock) to Morgan Stanley.

On October 21, 2016, the strategy committee held a telephonic meeting, also attended by representatives of Morgan Stanley and AppliedMicro management, to discuss MACOM’s revised proposal to acquire AppliedMicro. The Morgan Stanley representatives presented the strategy committee with a summary of the key economic terms of MACOM’s prior indication of interest, as well as its new proposal, and its preliminary views regarding the valuation of the MACOM common stock. The Morgan Stanley representatives were requested to prepare for consideration by the AppliedMicro board of directors an additional analysis regarding the potential use of a price collar with respect to MACOM’s purchase price proposal. The strategy committee members also reviewed the status of the other indications of interest previously received by AppliedMicro and, with respect to a potential sale of the connectivity business, a RemainCo valuation analysis.

On October 22, 2016, the AppliedMicro board of directors met and received an update on the strategy committee meeting held on October 21, 2016, including the current revised non-binding Letter of Intent (“LOI”) and exclusivity agreement from MACOM. A representative of management and a representative of Pillsbury then provided a summary of the material terms in the proposed LOI and exclusivity agreement from MACOM, including suggested modifications. The Morgan Stanley representatives then discussed the use and advisability of requesting a price collar in light of the fact that under the MACOM proposal MACOM common stock would represent a significant portion of the total proposed purchase price, noting that whether a collar would benefit or be detrimental to AppliedMicro stockholders would depend on the type of collar and the movement of MACOM’s stock price between announcement of the transaction and closing. The AppliedMicro board of directors also considered the results of reverse due diligence performed to date and publicly available information (including the historical MACOM price performance information presented), Morgan Stanley’s preliminary views regarding the valuation of the MACOM common stock, the likelihood of success and cost in negotiating a collar, and that stock price performance is inherently unpredictable.

The AppliedMicro directors and management then discussed with Morgan Stanley its responses regarding its relationships with MACOM and the other participants in the process.

The AppliedMicro directors and management and the Morgan Stanley representatives then discussed the current MACOM proposal, including the value offered by MACOM relative to the other strategic alternatives available to AppliedMicro, including proceeding as a standalone company. The AppliedMicro board of directors decided that the MACOM proposal under consideration did not adequately value AppliedMicro and was not in the best interests of AppliedMicro stockholders. The AppliedMicro board of directors approved proposing a purchase price counter offer based on its earlier offer of a 10% premium valuing AppliedMicro stock for purposes of such valuation using a 90-day VWAP formula. Applying such formula generated a price per share, assuming no change in the results of the application of such formulas due to future stock price changes, of approximately $7.50 per share of AppliedMicro common stock (comprised of both cash and shares of MACOM common stock). The counteroffer did not include a price collar. Morgan Stanley was directed to deliver such counter offer to the Evercore representatives on AppliedMicro’s behalf.

On October 22, 2016, Morgan Stanley, on behalf of AppliedMicro, counter-proposed a transaction in which MACOM would acquire all of the outstanding shares of AppliedMicro for approximately $7.50 per share (comprised of both cash and new shares of MACOM common stock), based on a 10% premium to the current 90-day VWAP of AppliedMicro stock.

On October 23, 2016, Evercore, on behalf of MACOM, orally made a counteroffer on the terms described below. On the same day, the AppliedMicro board of directors held a telephonic meeting to review and evaluate MACOM’s counterproposal and to discuss financial advisor independence matters. In its revised proposal, MACOM proposed a strategic combination that would involve a payment of $300 million in cash and the remainder in stock. The aggregate purchase price would reflect a 10% premium over AppliedMicro’s valuation as calculated using the VWAP of AppliedMicro’s outstanding stock for the 90 days preceding the date of the signing of a definitive agreement with respect to the strategic combination, with the exchange ratio of MACOM common stock to be issued in the transaction calculated in the same manner using the 90-day VWAP for MACOM’s stock. Applying the exchange ratio to MACOM’s stock price on October 21 (the last trading day preceding the Board meeting) would have generated an implied price per share of AppliedMicro common stock of approximately $7.43 per AppliedMicro share, with $3.25 paid in cash and approximately $4.18 in shares of MACOM common stock. The terms of the exclusivity agreement and the LOI as proposed by MACOM were otherwise unchanged, with the exception that MACOM (i) requested the ability to contact certain customers prior to executing the definitive agreement and (ii) had asked for access to all proposals regarding the sale of AppliedMicro’s compute business received by AppliedMicro.

The Morgan Stanley representatives informed the AppliedMicro board of directors that, absent a change in circumstance, they believed that the revised proposal represented MACOM’s last and best offer on price. It was noted that a potential change of circumstances might result from movements in the stock price of MACOM or AppliedMicro prior to signing a definitive agreement. The AppliedMicro board of directors discussed the revised MACOM proposal, including the potential impact on the return to AppliedMicro’s stockholders of changes in AppliedMicro and MACOM’s stock value prior to the signing of the definitive agreement and from the signing of the definitive agreement to the closing.

During the meeting, in a closed session of the AppliedMicro board of directors, a representative of Pillsbury discussed with the board of directors Morgan Stanley’s response to AppliedMicro’s request for additional details regarding the financial services that Morgan Stanley had provided to MACOM, including the fact that Morgan Stanley had served as an arranger and bookrunner in connection with a $250 million incremental term loan to MACOM in August 2016. A discussion followed, after which the AppliedMicro board of directors again discussed whether to retain a second independent financial advisor to review and evaluate the strategic process overall and deliver a second fairness opinion. Upon the conclusion of this discussion, taking into account the information received and considered at this and its prior meeting, the AppliedMicro board of directors concluded that it did not need the services of a second independent advisor at that time.

The Morgan Stanley representatives then returned to the meeting and responded to further questions regarding their previous work for MACOM. Morgan Stanley then presented a written analysis of the impact on the purchase price of stock price volatility and stock price changes over time in light of the 90-day VWAP formula.

The AppliedMicro board of directors again discussed the other strategic alternatives available to AppliedMicro, including the proposal received from Company A to acquire AppliedMicro as a whole, proposals received from Company D and Company A (individually or in combination), continuing the process in order to try to attract additional interest in AppliedMicro or its compute and connectivity businesses from other parties and remaining as a standalone company (either in conjunction with a sale of its connectivity or compute businesses or without having completed either transaction). The AppliedMicro directors also discussed in detail the merits of the MACOM revised proposal. The AppliedMicro board of directors concluded that, relative to the Company D indication of interest in acquiring the connectivity business (whether in combination with the Company A transaction with respect to the compute business or otherwise) and the Company A indications of interest to acquire AppliedMicro as a whole or the compute business, the MACOM proposal appeared to offer the best strategic alternative available to AppliedMicro and offered its stockholders, on a risk adjusted basis, the highest return. It was noted that AppliedMicro had engaged in a thorough marketing process and that it seemed unlikely that extending that process and either reaching out to additional parties or re-contacting parties who had been previously contacted would result in AppliedMicro’s receipt of proposals that offered a higher value than those received to date. It was also noted that a definitive agreement would provide for a fiduciary out that would allow other parties in the future, subject to certain conditions, to make an offer to acquire AppliedMicro and the AppliedMicro board of directors to consider such offer. The relative benefits of the MACOM offer as compared to proceeding on a standalone basis, on a risk-adjusted basis were also discussed. A representative of Pillsbury discussed with the AppliedMicro board of directors its fiduciary duties.

After discussion, the AppliedMicro board of directors approved proceeding with negotiations on the LOI and exclusivity agreement based on the price formula proposed by MACOM. AppliedMicro management, in conjunction with representatives of Morgan Stanley, was instructed to pursue the various suggestions considered by the AppliedMicro board of directors with respect to modifications of the LOI and authorized to negotiate an exclusivity agreement with MACOM, subject to the prior approval of the strategy committee or the AppliedMicro board of directors.

On October 25, 2016, Evercore submitted to AppliedMicro by email to representatives of Morgan Stanley, a revised LOI and exclusivity agreement from MACOM, requesting a 30-day exclusive negotiating period, and indicated that this constituted its final proposal to acquire AppliedMicro.

Between October 25 and October 28, 2016, representatives of AppliedMicro and MACOM continued to negotiate the terms of the LOI and an exclusivity agreement.

On October 28, 2016, the AppliedMicro board of directors met to review the status of negotiations with MACOM and to consider whether to approve the revised LOI and exclusivity agreement. The exclusivity agreement provided MACOM with the exclusive right to negotiate a potential transaction with AppliedMicro until November 15, 2016. The exclusivity agreement also contained an automatic 14-day extension of the exclusivity period provided that AppliedMicro had not provided written notice of termination of negotiations with MACOM. Representatives of AppliedMicro management, Pillsbury and Morgan Stanley discussed the status of the parties’ negotiation of the remaining open issues in the LOI, including: MACOM’s preliminary indication of a tax-free structure, concessions regarding due diligence customer calls and MACOM’s intention to provide at closing equity arrangements to AppliedMicro’s employees that were substantially comparable to existing arrangements, including those providing for acceleration. The AppliedMicro board of directors discussed the need to retain employees in the event the proposed transaction with MACOM failed to close; the importance of negotiating reasonable employee retention and compensation arrangements in the definitive agreement and the need for AppliedMicro to conduct further reverse due diligence in light of the equity portion of the proposed transaction. The AppliedMicro board of directors then discussed the remaining open issues in the exclusivity agreement. The AppliedMicro board of directors also discussed the anticipated timeframe and process by which additional due diligence would be conducted by both MACOM and AppliedMicro, and by which a proposed definitive agreement between the parties would be negotiated, drafted and signed. The AppliedMicro board of directors again reviewed with representatives of Morgan Stanley and Pillsbury the strategic alternatives available to the AppliedMicro board of directors and the status of each alternative. After the conclusion of this discussion, the AppliedMicro board of directors unanimously approved the terms and conditions of the proposed LOI and exclusivity agreement and directed Dr. Gopi to finalize and execute them.

On October 28, 2016, AppliedMicro and MACOM executed the LOI and exclusivity agreement.

On November 1, 2016, the AppliedMicro board of directors held a meeting at AppliedMicro’s Santa Clara, California headquarters offices, also attended by representatives of AppliedMicro management, Morgan Stanley and Pillsbury, to further discuss the LOI’s purchase price dynamics relating to potential changes in the share trading prices of AppliedMicro and the MACOM common stock prior to signing a definitive agreement. Among other things, Morgan Stanley reviewed with the directors the last 12 months stock price performance of AppliedMicro and MACOM, the parties’ historical exchange ratio, an economic summary of the LOI proposal at current share prices and as projected assuming a November 15, 2016 definitive agreement signing date, and illustrative value sensitivity and deal parameter sensitivity analyses, as well as a review of selected precedent lower-than-average premium M&A transactions. The AppliedMicro board of directors also discussed the status of the indications of interest previously submitted by other potential bidders and evaluated potential backup strategies in the event the LOI transaction did not reach completion. The AppliedMicro board of directors also discussed the anticipated timing of receipt from MACOM’s counsel of the first draft merger agreement, as well as certain open issues likely to be present in that document and requiring further negotiation.

On November 2, 2016, MACOM’s legal counsel, Ropes & Gray LLP (“Ropes”) sent the initial draft of the merger agreement for the transaction to representatives of Pillsbury.

On November 3, 2016, tax, environmental, export controls and compliance, and technology and engineering due diligence meetings took place between representatives of MACOM and AppliedMicro management.

On November 4, 2016, the AppliedMicro board of directors held a meeting to discuss the proposed transaction with MACOM. The AppliedMicro board of directors discussed the initial draft of the merger agreement, noting, among other things, that the draft did not reflect a tax-free structure, and was silent with respect to employee equity assumption. The AppliedMicro board of directors stressed to AppliedMicro management that a tax-free structure would be an important consideration for many of the AppliedMicro stockholders. It was noted that since the LOI with MACOM had been executed, AppliedMicro’s market capitalization had increased, while the price of MACOM’s common stock had declined. Dr. Gopi said that the increase in the AppliedMicro common stock price had substantially reduced the valuation premium represented by the offer described in the LOI, and the AppliedMicro board of directors directed AppliedMicro management to continue to monitor developments in this regard and work with the Morgan Stanley representatives to seek to negotiate a price increase with MACOM.

The AppliedMicro board of directors also discussed the retention of a second independent financial advisor in order to get its advice regarding AppliedMicro’s process for exploring its strategic alternatives and a second fairness opinion. The AppliedMicro board of directors concluded that such advice and opinion would be helpful to its decision-making and in the best interest of AppliedMicro’s stockholders, and authorized AppliedMicro management to continue its efforts in this regard. The AppliedMicro board of directors then selected three possible candidates, including Needham & Company, LLC (“Needham & Company”) for this role and authorized AppliedMicro’s management to select the firm within the group that could best serve AppliedMicro stockholders’ interests, taking into account actual or potential conflicts, expertise, ability to engage quickly and cost.

On November 4, 2016, AppliedMicro management held a telephonic discussion with Needham & Company regarding the retention of Needham & Company as a second independent financial advisor to provide its view as to the conduct of AppliedMicro’s strategic process overall and to render a second fairness opinion. AppliedMicro management also engaged in discussions with the two other firms on November 4 and 5, 2016.

On November 6, 2016, Pillsbury sent Ropes and MACOM a revised draft of the merger agreement reflecting AppliedMicro’s revisions to the initial draft provided by MACOM.

Between November 7 and November 18, 2016, representatives of AppliedMicro, Morgan Stanley, Pillsbury and, at times, AppliedMicro’s independent audit firm, KPMG LLP, participated in several reverse due diligence conference calls with representatives of MACOM, Evercore, and Ropes, and received information and documents from and on behalf of MACOM responding to written requests from AppliedMicro and its representatives for due diligence information.

On November 9, 2016, AppliedMicro entered into an engagement letter with Needham & Company. On that day representatives of Pillsbury and Ropes also discussed the draft merger agreement by telephone.

On November 9, 2016, an AppliedMicro management representative, on behalf of AppliedMicro, requested that Morgan Stanley provide more detail with respect to the financial services provided to MACOM in its October 7, 2016 letter.

On November 10, 2016, Ropes sent MACOM’s revised draft of the merger agreement responding to the previous draft sent by Pillsbury and AppliedMicro. That draft did not provide for tax-free reorganization treatment with respect to the exchange of shares of MACOM common stock for AppliedMicro common stock in the proposed transaction.

On November 10, 2016, the AppliedMicro board of directors held a telephonic meeting, also attended by representatives of AppliedMicro management and Morgan Stanley, to discuss valuation of the consideration to be paid by MACOM per share of AppliedMicro common stock in the transaction, in light of current market prices and 90-day VWAP prices for the stock of both companies, and MACOM’s insistence on a taxable transaction for the share exchange portion of the consideration. The Morgan Stanley representatives noted that given that the value of the transaction to AppliedMicro’s stockholders was fluctuating daily, it might make sense to have a final discussion on this subject closer in time to the execution of the merger agreement, and that MACOM was due to release its financial results for the fourth quarter of fiscal 2016 on November 15, 2016. The AppliedMicro board of directors expressed the view that, absent a significant change in relative value, a price increase was appropriate. A representative of Morgan Stanley later called a representative of MACOM and communicated the request for a price increase in light of the recent increases in the AppliedMicro stock price. Such request was not accepted.

On November 11, 2016, representatives of Pillsbury and Ropes discussed open issues and negotiated terms of the merger agreement by telephone.

On November 11, 2016, the AppliedMicro board of directors held a meeting at which AppliedMicro management provided and the board approved updated projections for the future operation of the compute business. The AppliedMicro directors also received an update regarding the transaction and merger agreement discussions with MACOM from AppliedMicro management.

On November 11, 2016, intellectual property and software diligence meetings took place between representatives of Ropes and the MACOM and AppliedMicro management teams. In addition, technology diligence meetings also took place between MACOM’s technical team and AppliedMicro management.

On November 14, 2016, human relations diligence meetings took place between representatives of MACOM and AppliedMicro management.

On November 14, 2016, the AppliedMicro board of directors held a telephonic meeting, also attended by AppliedMicro management representatives and Pillsbury, to review and discuss the terms and conditions of the proposed support agreements to be entered into by AppliedMicro’s directors and officers and certain stockholders as a condition to MACOM’s execution and delivery of the proposed merger agreement, as well as the status of the merger agreement negotiations and estimated timetable to completion.

On November 16, 2016, representatives of Pillsbury sent AppliedMicro’s revised draft of the merger agreement to representatives of Ropes. Ropes and MACOM sent a further revised draft of the merger agreement to Pillsbury and AppliedMicro on November 17, 2016. The revised draft of the merger agreement provided for tax-free reorganization treatment of the share exchange portion of the proposed consideration.

On November 17, 2016, representatives of AppliedMicro management, Morgan Stanley and Pillsbury had a conference call with representatives of MACOM, Evercore and Ropes to discuss and negotiate open issues in the merger agreement.

On November 17, 2016, the AppliedMicro board of directors held a meeting at which representatives of Morgan Stanley reviewed with the AppliedMicro board of directors the implicit premium of the proposed transaction, noting that depending on the signing date and the performance of the stock price of the two companies in the interim, the 90-day VWAP might change. The AppliedMicro board of directors then discussed perceived trends in the stock price of the two companies and their potential impact on the transaction. Representatives of AppliedMicro management, Morgan Stanley and Pillsbury updated the AppliedMicro board of directors on the progress of various aspects of the transaction, including merger agreement negotiations, reverse due diligence, including the presentation of Mr. Croteau, to the AppliedMicro board of directors set for November 19, 2016, and customer diligence calls with MACOM’s top customers. They discussed MACOM’s financial position and its recent quarterly results and expected future prospects, based on publicly available information and research analyst reports. The AppliedMicro directors asked a number of questions regarding MACOM’s business model and its different lines of business. The Morgan Stanley representatives responded that MACOM appeared to be performing strongly and that they did not expect MACOM to make any divestitures in the near term apart from the possible sale, post-transaction, of the compute business. Morgan Stanley then left the meeting.

Representatives of Needham & Company then joined the meeting and shared their views with the AppliedMicro board of directors regarding the strategic process, including with respect to the approach taken by AppliedMicro generally in identifying and contacting interested bidders, as well as their thoughts as to the relative merits of the indications of interest received. A representative of Pillsbury asked the Needham & Company representatives if they had any business relationships with MACOM. The representatives responded that Needham & Company had been involved as a co-manager in MACOM’s initial public offering several years ago.

A member of AppliedMicro management and representatives of Pillsbury then summarized the open issues remaining in the merger agreement negotiations. The AppliedMicro board of directors provided management with specific instructions regarding AppliedMicro’s position with respect to certain of the specific issues identified. The AppliedMicro board of directors asked management for additional information regarding break-up fee precedents in transactions of this size. AppliedMicro management made a presentation with respect to the state of negotiations regarding retention arrangements with certain executives. He noted that the negotiation included a request for the modification of certain rights to severance that the executives might otherwise be entitled to receive on completion of the MACOM transaction.

On November 18, 2016, representatives of Pillsbury and Ropes again met by telephone to negotiate open issues under the merger agreement.

On November 18, 2016, the AppliedMicro board of directors held a telephonic meeting, also attended by AppliedMicro management representatives and Pillsbury, to review and discuss proposed amendments to AppliedMicro’s Executive Severance Benefit Plan that would take effect upon the merger agreement closing, ratify officer appointments and financial assumptions, and coordinate the remaining board meeting schedule to facilitate completion of the merger agreement.

On November 19, 2016, Pillsbury sent a revised draft of the merger agreement to Ropes and MACOM.

On November 19, 2016, the AppliedMicro board of directors held a meeting at 8:00 a.m. California time at which Mr. Croteau provided the AppliedMicro board of directors with an overview of MACOM’s business and his view of how the proposed acquisition of AppliedMicro would synergistically fit with MACOM’s business lines and business model. Mr. Croteau also provided a financial overview of MACOM and MACOM’s expectations regarding earnings and MACOM’s history of exceeding analyst forecasts. Mr. Croteau responded to diligence questions from the AppliedMicro board of directors.

Thereafter, Mr. Croteau left the meeting and the Morgan Stanley representatives reported to the AppliedMicro board of directors that as of the close of trading on November 18, 2016, assuming the execution of the merger agreement prior to the market opening on November 21, 2016, the consideration payable by MACOM in the proposed transaction would consist of $3.25 cash (39%) and 0.1089 shares of MACOM common stock (61%) per share of AppliedMicro common stock with an implied value (for such cash and stock) of $8.36 per share based on the MACOM common stock closing price. They noted that this represented approximately a 15% premium to the AppliedMicro common stock closing price on November 18, 2016. The Morgan Stanley representatives discussed the sales process and Morgan Stanley’s financial analysis of the transaction. The Morgan Stanley representatives then responded to questions from the AppliedMicro directors.

Next, AppliedMicro management discussed with the AppliedMicro board of directors Morgan Stanley’s responses to AppliedMicro’s requests for details with respect to the financial services provided to MACOM in the last two years, including that Morgan Stanley’s role as a lender to MACOM arose from Morgan Stanley’s participation in $30 million of a $130 million revolving credit facility in February 2015, and the involvement of a senior member of the Morgan Stanley AppliedMicro transaction team in the services provided for the August 2016 MACOM loan. Thereafter, Morgan Stanley representatives answered further questions regarding Morgan Stanley’s prior financial services for MACOM. A member of AppliedMicro management and a Pillsbury representative provided the AppliedMicro board of directors an update on the status of the Merger Agreement negotiations. The Morgan Stanley representatives then left the meeting. AppliedMicro management then shared with the AppliedMicro board of directors further information derived from the reverse due diligence.

On November 19, 2016, representatives of Morgan Stanley and Evercore had a number of discussions regarding open issues in the merger agreement and attempted to negotiate resolutions on behalf of their clients.

At the end of the day on November 19, 2016, representatives of Ropes sent MACOM’s latest revised merger agreement draft to Pillsbury and AppliedMicro. Representatives of Pillsbury and Ropes discussed the open issues.

On November 20, 2016, the AppliedMicro board of directors held a morning meeting at which representatives of Pillsbury, Morgan Stanley and AppliedMicro management were present. The Pillsbury representatives summarized the terms of the merger agreement as currently proposed by MACOM for signature by AppliedMicro and provided advice to the AppliedMicro board of directors on matters relating to the merger agreement and the proposed transaction. The Pillsbury representatives summarized the open issues in the merger agreement and received instruction from the AppliedMicro board of directors regarding AppliedMicro’s responses. The Pillsbury representatives recommended that the AppliedMicro board of directors reconvene later in the day to vote on MACOM’s proposed acquisition of AppliedMicro assuming the parties were able to resolve the open merger agreement issues. It was anticipated that at such later meeting, the AppliedMicro board of directors would vote on the proposed transaction and that Morgan Stanley and Needham & Company each would deliver its fairness opinion to the AppliedMicro board of directors, after which the AppliedMicro board of directors would vote on the proposed acquisition. The AppliedMicro board of directors then invited Needham & Company representatives to the meeting and the Needham & Company representatives presented their valuation analysis and assumptions, as well as an analysis with respect to the transaction consideration. The Needham & Company representatives stated that they were ready to deliver a fairness opinion if requested to do so.

Representatives of Pillsbury, Morgan Stanley, Ropes and Evercore negotiated the open issues in the merger agreement on November 20, 2016 and exchanged additional drafts of the merger agreement and the Support Agreements.

In the evening on November 20, 2016, the AppliedMicro board of directors met again. Pillsbury reviewed and discussed the proposed resolutions regarding the transaction and advised the AppliedMicro board of directors regarding their fiduciary duties. Representatives of Morgan Stanley reviewed with the AppliedMicro board of directors its financial analysis of the proposed transaction. Morgan Stanley rendered to the AppliedMicro board of directors its oral opinion, subsequently confirmed in writing, that as of November 20, 2016, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations upon the scope of the review undertaken by Morgan Stanley as set forth in its written opinion, the transaction consideration to be received by the holders of shares pursuant to the merger agreement was fair from a financial point of view to the holders of AppliedMicro shares. The opinion of Morgan Stanley is more fully described in the section entitled “The Transactions – Opinions of AppliedMicro’s Financial Advisors – Opinion of Morgan Stanley & Co. LLC.”

The AppliedMicro board of directors then invited Needham & Company to the meeting and the Needham & Company representatives reviewed with the AppliedMicro board of directors its financial analysis of the proposed transaction and formally delivered the Needham & Company fairness opinion (orally, subsequently confirmed in writing), as more fully described below under the heading “The Transactions – Opinions of AppliedMicro’s Financial Advisors – Opinion of Needham & Company, LLC.” Following discussion, the AppliedMicro board of directors unanimously agreed and determined, for the reasons more fully described in “The Transactions – AppliedMicro’s Reasons for the Transactions; Recommendation of AppliedMicro’s Board of Directors,” that the offer and the transactions were advisable and in the best interests of AppliedMicro and its stockholders, and the AppliedMicro board of directors voted unanimously to approve the merger agreement and the transactions contemplated thereunder.

On the morning of November 21, 2016, before the opening of trading on Nasdaq, MACOM, Purchaser, Merger Sub and AppliedMicro executed the merger agreement and issued press releases announcing its execution.

MACOM’s Reasons for the Transactions

MACOM’s board of directors unanimously approved, adopted and declared advisable the transactions contemplated by the merger agreement, including the offer, the mergers and that the mergers are fair to, and in the best interests of, MACOM and its stockholders.

In reaching its determination, MACOM’s board of directors consulted with MACOM’s management, as well as with MACOM’s legal and financial advisors, and considered a variety of factors weighing favorably towards the transactions, including the factors described below.

•	Expected Benefits of the Transaction. MACOM’s board of directors believes that the transactions will allow MACOM to realize a number of significant benefits, including the following:

•	The addition of AppliedMicro’s connectivity business is expected to be highly complementary to MACOM’s product portfolio, through the addition of market-leading OTN framers, MACsec Ethernet networking components and a leading single-lambda PAM4 platform.

•	The transactions are expected to accelerate MACOM’s significant growth in optical technologies for cloud service providers and enterprise network customers serving the high-growth, high-margin data center market.

•	The transactions are expected to expand MACOM’s addressable market and complete MACOM’s protocol-agnostic “switch to fiber” data center product portfolio.

•	AppliedMicro’s leadership in PAM4 solutions based on FinFET technology and custom engagements with top-tier data center and service provider customers is expected to strengthen MACOM’s competitive position with those customers.

•	MACOM plans to improve the profitability of AppliedMicro by divesting a portion of its compute business and by realizing potential revenue and cost synergies.

•	MACOM expects to benefit from over $500 million of AppliedMicro U.S. federal income tax net operating loss carry-forwards, subject to applicable limitations.

•	Excluding the impact of a portion of AppliedMicro’s compute business, the transactions are anticipated to be accretive to MACOM’s non-GAAP revenue growth, non-GAAP gross margin, non-GAAP operating margin and non-GAAP earnings per share beginning in MACOM’s fiscal year 2017.

•	Market Conditions and Diligence. MACOM’s board also took into account current financial market conditions and the current and historical market prices and volatility of, and trading information with respect to, shares of AppliedMicro and MACOM common stock. MACOM’s board of directors further considered its familiarity with the business operations, strategy, earnings and prospects of each of MACOM and AppliedMicro and the scope and results of the due diligence investigation conducted by MACOM’s management and advisors with respect to AppliedMicro.

•	Financial Terms of the Transaction. MACOM’s board of directors reviewed the amount and form of consideration to be paid in the transactions, the fact that the exchange ratio is fixed, the expected pro forma ownership of the combined company and other financial terms of the transactions.

•	Recommendation of Management. MACOM’s board of directors took into account the recommendation of MACOM’s management in favor of the transactions.

•	Provisions of the Merger Agreement. MACOM’s board of directors considered the structure of the transactions and terms and conditions of the merger agreement, including the financial terms, the anticipated short time period from announcement to completion achievable through the exchange offer structure, the limited restrictions placed on AppliedMicro’s ability to seek an AppliedMicro takeover proposal (as defined below) from any person other than MACOM and its subsidiaries, the conditions to completion, the termination rights of the parties and the obligation of AppliedMicro to pay a $30 million termination fee to MACOM in certain circumstances.

•	Likelihood of Completion. MACOM’s board of directors took into account the expectation that the conditions to consummation of the offer and the mergers will be satisfied on a timely basis.

•	Support Agreements. MACOM’s board of directors viewed favorably the willingness of AppliedMicro’s directors and executive officers, along with Kingdom Ridge Capital LLC, who together beneficially own approximately eleven percent (11%) of AppliedMicro’s outstanding common stock, to commit to tender their outstanding AppliedMicro shares in the offer (see “Support Agreements”).

MACOM’s board of directors also identified and considered certain potentially negative factors in its deliberations to be balanced against the positive factors, including:

•	the risk that the anticipated benefits of the transactions will not be realized in full or in part, including the risks that only limited interest or no buyer at all may emerge for a portion of AppliedMicro’s compute business, or that expected revenue and/or cost synergies will not be achieved or not achieved on the expected timeframe;

•	the risk that the transaction may not be consummated despite the parties’ efforts or that the closing of the transaction may be unduly delayed;

•	costs associated with the transactions, and with any disruption to MACOM’s or AppliedMicro’s business resulting from the transactions;

•	the risk that the trading price of MACOM common stock could decrease and the offer and the merger could have a dilutive effect on the value of common shares held by MACOM stockholders for any number of reasons, some of which are outside MACOM’s control, including for example if investors in MACOM believe that the value of the cash and stock consideration to be exchanged for AppliedMicro shares in connection with the offer and the merger, together with transaction costs, is greater than the value of AppliedMicro’s business, together with any synergies expected to be achieved or actually realized from MACOM’s acquisition of AppliedMicro;

•	potential challenges in integrating the two companies;

•	the provisions of the merger agreement that place restrictions on the interim operations of MACOM and its subsidiaries pending the closing (see “Merger Agreement – Conduct of Business During Pendency of the Transactions”);

•	the risks associated with the occurrence of events which may materially adversely affect the operations or financial condition of AppliedMicro and its subsidiaries, which may not entitle MACOM to terminate the merger agreement;

•	the risk of diverting MACOM management’s focus and resources from other strategic opportunities and from operational matters while working to implement the transaction with AppliedMicro, and other potential disruption associated with combining the companies, and the potential effects of such diversion and disruption on the businesses and customer relationships of MACOM and AppliedMicro; and

•	the risks associated with the transactions, the combined company following the transactions, MACOM’s business and AppliedMicro’s business described under the sections entitled “Forward-Looking Statements” and “Risk Factors.”

After consideration of these factors, MACOM’s board of directors determined that, overall, the potential benefits of the transactions outweighed the potential risks.

This discussion of the information and factors considered by MACOM’s board of directors includes the material positive and negative factors considered by MACOM’s board of directors, but it is not intended to be exhaustive and may not include all the factors considered by MACOM’s board of directors. MACOM’s board of directors did not quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the merger agreement and the transactions. Rather, MACOM’s board of directors viewed its position and recommendation as being based on the totality of the information presented to and factors considered by it. In addition, individual members of MACOM’s board of directors may have given differing weights to different factors. It should be noted that this explanation of the reasoning of MACOM’s board of directors and certain information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Forward-Looking Statements.”

AppliedMicro’s Reasons for the Transactions; Recommendation of AppliedMicro’s Board of Directors

Expected Benefits of the Transactions

The transactions are expected to result in benefits to all AppliedMicro stockholders. In evaluating the transactions and the merger agreement, the AppliedMicro board of directors consulted with AppliedMicro management and legal and financial advisors. In reaching its decision that the transactions are advisable, and in reaching its recommendation that AppliedMicro stockholders tender their shares in the offer, the AppliedMicro board of directors considered a number of factors, including the following material factors, which the AppliedMicro board of directors viewed as supporting its recommendation.

Considered Factors

AppliedMicro’s Operating and Financial Condition; Prospects of AppliedMicro as an Independent Company and of Compute Business as a Standalone Company. The AppliedMicro board of directors considered its knowledge and familiarity with AppliedMicro’s business, its current and historical financial condition and results of operations, as well as AppliedMicro’s financial plan and prospects, if it were to remain an independent company with both the Compute and Connectivity businesses. The AppliedMicro board of directors evaluated AppliedMicro’s long-term strategic plan, including the execution risks and uncertainties, and the potential impact on the trading price of AppliedMicro shares (which is not feasible to quantify numerically) if AppliedMicro were to execute or fail to execute upon its strategic plan. The AppliedMicro board of directors reviewed the projections described in the section entitled “Certain Financial Forecasts of AppliedMicro,” and weighed the prospects of AppliedMicro’s ability as a stand-alone entity to achieve long-term value for AppliedMicro stockholders through execution on AppliedMicro’s strategic business plan against the near-term value to AppliedMicro stockholders which could be realized through the transaction at a premium to the then-current market price of the AppliedMicro shares.

The AppliedMicro board of directors also considered the feasibility, financial viability and prospects of operating the Compute business as a standalone public company, after a sale of the Connectivity business, until such time as AppliedMicro were able to sell the Compute business or otherwise unlock additional value for the benefit of AppliedMicro stockholders. The AppliedMicro board of directors evaluated the potential impact to the stock price of AppliedMicro after a sale of the Connectivity business, as well as the lack of scale, negative cash flow, projected losses and the lack of predictability around product development and future revenue and market and customer perception of the long-term viability of the Compute business as a standalone company, as well as the disproportionate expense and management burden of remaining a public company given the scale of the Compute business. The AppliedMicro board of directors also evaluated the divesture alternatives that might be available in the event an acquiror or other growth or monetization strategy could not be found for the Compute business.

Risks of Execution in a Competitive Marketplace. In evaluating AppliedMicro’s long-term prospects as an independent company against the value to AppliedMicro stockholders which could be realized by AppliedMicro stockholders through the transaction, the AppliedMicro board of directors considered the impact of general economic market trends on AppliedMicro’s sales, as well as general market risks that could reduce the price of AppliedMicro shares. The AppliedMicro board of directors also considered the highly competitive marketplace for AppliedMicro’s products and the fact that many of AppliedMicro’s competitors are significantly larger and have greater financial and other resources than AppliedMicro, and the impact of this competitive environment on AppliedMicro’s ability to execute its strategic plan without substantial risk to the value of AppliedMicro.

Premium to Market Share Price. The AppliedMicro board of directors considered that the transaction consideration represented:

•	a premium of 15.4% to the $ 7.25 closing price per share on November 18, 2016;

•	a premium of 20.7% based on the 30-day VWAP of $6.93 per share;

•	a premium of 20.1% based on the 60-day VWAP of $6.96 per share; and

•	a premium of 20.3% based on the 90-day VWAP of $6.95 per share.

Absence of Financing Condition and Other Limited Conditions. The AppliedMicro board of directors considered that the offer is likely to be completed and the merger is likely to be consummated, based on, among other things, the absence of a financing condition and the limited number of other conditions to the transactions.

Timing of Completion. The AppliedMicro board of directors considered the anticipated timing of the consummation of the transactions contemplated by the merger agreement and the fact that the transaction is structured as a tender offer and a subsequent merger, which can often be completed more promptly than would have been the case with a merger alone, meaning that all AppliedMicro stockholders are likely to receive the transaction consideration for their shares more promptly.

Opinions of AppliedMicro’s Financial Advisors.

The AppliedMicro board of directors considered the oral opinion of Morgan Stanley, which was confirmed in writing by delivery of Morgan Stanley’s written opinion, dated November 20, 2016, that as of such date, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations upon the scope of the review undertaken by Morgan Stanley as set forth in its written opinion, the transaction consideration to be received by the holders of shares of AppliedMicro common stock pursuant to the merger agreement was fair from a financial point of view to such holders. The full text of Morgan Stanley’s written opinion to the AppliedMicro board of directors, dated as of November 20, 2016, is attached hereto as Annex C. The summary of the opinion of Morgan Stanley herein is qualified in its entirety by reference to the full text of the opinion. We encourage you to read Morgan Stanley’s opinion and the summary of Morgan Stanley’s opinion below under the heading “Opinions of AppliedMicro’s Financial Advisors – Opinion of Morgan Stanley & Co. LLC,” carefully and in their entirety.

The AppliedMicro board of directors also considered the oral opinion of Needham & Company, which was confirmed in writing by delivery of Needham & Company’s written opinion, dated November 20, 2016, to the effect that, as of such date and based upon and subject to the various qualifications, limitations, assumptions and conditions set forth therein, the transaction consideration per share to be paid to AppliedMicro stockholders (other than MACOM or any of its affiliates and other than holders of dissenting shares) pursuant to the merger agreement was fair from a financial point of view to such stockholders, as more fully described below under the heading “Opinions of AppliedMicro’s Financial Advisors – Opinion of Needham & Company, LLC.” The full text of Needham & Company’s written opinion, dated November 20, 2016, is attached hereto as Annex D.

Inclusion of Cash and Stock Consideration. The AppliedMicro board of directors considered the form of transaction consideration to be paid to the AppliedMicro stockholders in the transactions and the certainty of the value of the cash consideration component in addition to the current and potential value of the stock consideration, as well as the fact that MACOM’s proposal was not subject to obtaining any outside financing. The AppliedMicro board of directors considered the performance of the MACOM common stock, the reverse due diligence conducted on MACOM, the business reputation of MACOM and its management and the substantial financial resources of MACOM and, by extension, Purchaser, which the AppliedMicro board of directors believed supported the conclusion that a transaction with MACOM and Purchaser could be completed relatively quickly and in an orderly manner, and, furthermore, that the stock consideration would enable stockholders to participate in any future growth in MACOM’s value.

Available Alternatives; Results of Discussions with Third Parties. The AppliedMicro board of directors considered the possible alternatives to the acquisition by MACOM (including the possibility of being acquired in whole or in part by another company or financial sponsor, continuing to operate as an independent entity, and operating the Compute business as a standalone company subsequent to a sale of the Connectivity business as discussed above, and the desirability and perceived risks of those alternatives), the range of potential benefits to AppliedMicro stockholders of these alternatives and the timing and the likelihood of accomplishing the goals of such alternatives, as well as the AppliedMicro board of directors’ assessment that none of these alternatives were reasonably likely to present superior opportunities for AppliedMicro to create greater value for AppliedMicro stockholders, taking into account risks of execution as well as business, competitive, industry and market risks. The AppliedMicro board of directors also considered the results of the process that the AppliedMicro board of directors had conducted, with the assistance of the AppliedMicro management and its financial and legal advisors, to evaluate strategic alternatives and the results of discussions with third parties regarding business combination and change of control transactions. The AppliedMicro board of directors also considered the ability of other bidders to make, and the likelihood that other bidders would make, a proposal to acquire AppliedMicro at a higher price.

Availability of Appraisal Rights. The AppliedMicro board of directors considered the availability of statutory appraisal rights under the DGCL for AppliedMicro stockholders in connection with the first merger who do not tender their shares in the offer and who otherwise comply with the statutory requirements of the DGCL, and who believe that exercising their appraisal rights would yield them a greater per share amount than the first merger would.

Regulatory Approvals. The AppliedMicro board of directors considered that the substantive regulatory approvals that may be required to consummate the transactions would likely be limited to complying with the requirements under the HSR Act.

Terms of the Merger Agreement

Termination Right to Accept Superior Proposals. The AppliedMicro board of directors also considered the fact that the merger agreement provides that at any time prior to such time as the purchaser accepts the shares tendered and not properly withdrawn, if the AppliedMicro board of directors receives a bona fide unsolicited written company takeover proposal (as defined in the merger agreement) that did not result from a breach of

AppliedMicro’s covenant not to solicit and if the AppliedMicro board of directors determines in good faith, after consultation with its independent financial advisor and legal counsel, that such company takeover proposal constitutes or would reasonably be expected to lead to a company superior proposal (as defined merger agreement) and that failure to take such action would or would be reasonably be expected to, be inconsistent with the AppliedMicro directors’ fiduciary duties under applicable law, pursuant to the terms and conditions of the merger agreement, the AppliedMicro board of directors can terminate the merger agreement to concurrently enter into an agreement with respect to that company superior proposal. The AppliedMicro board of directors also considered the fact that there is no additional expense reimbursement payable except to the extent of the fixed termination fee.

Change in Recommendation. The AppliedMicro board of directors considered the fact that, on the terms and subject to the conditions set forth in the merger agreement, the AppliedMicro board of directors may withdraw or modify its recommendation (a) in response to a company superior proposal or (b) in other circumstances not in response to a company superior proposal, if it determines in good faith, after consultation with its financial and legal advisors, that in the case of (a), such action would, or would reasonably be expected to, be required to comply with the directors’ fiduciary duties under applicable law and in the case of (b), such action is required to comply with the directors’ fiduciary duties under applicable law.

Termination Fee. The AppliedMicro board of directors considered that the merger agreement requires AppliedMicro to pay a termination fee of $30.0 million if AppliedMicro terminates the merger agreement to enter into an agreement with respect to a company superior proposal or if MACOM terminates the merger agreement because a company adverse recommendation change (as defined in the merger agreement) has occurred. The AppliedMicro board of directors believes that the termination fee amount is customary and reasonable and will not deter any interested third party from making a company superior proposal or inhibit the AppliedMicro board of directors from approving a company superior proposal if such were available.

Extension of Offer Period. The AppliedMicro board of directors considered the fact that the merger agreement provides that, under certain circumstances, the Purchaser would be required to extend the offer beyond the initial expiration of the offer if certain conditions to the consummation of the offer are not satisfied as of the initial expiration of the offer or, if applicable, certain subsequent expirations, which would increase the likelihood that the offer could be consummated.

Arm’s-Length Negotiation. The merger agreement has customary terms and was the product of arm’s-length negotiations.

Potentially Negative Factors

The AppliedMicro board of directors also considered potential risks associated with the transactions in connection with its evaluation of the fairness of the proposed transaction, including:

Termination by MACOM. The AppliedMicro board of directors considered the risk that MACOM may terminate the merger agreement and not complete the offer in certain limited circumstances, including, subject to certain conditions, if there is a company material adverse effect (as defined in the merger agreement), or if AppliedMicro does not perform its obligations under the merger agreement in all material respects.

Termination Fee. The AppliedMicro board of directors reviewed and discussed the termination fee that could become payable by AppliedMicro pursuant to the merger agreement under certain circumstances. The AppliedMicro board of directors believes that the termination fee is customary and reasonable and will not deter any interested third party from making a company superior proposal or inhibit the AppliedMicro board of directors from approving a company superior proposal if such were available.

Pre-Closing Covenants. The AppliedMicro board of directors considered that, under the terms of the merger agreement, AppliedMicro has agreed that it will carry on its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, that AppliedMicro will not take a number of actions related to the conduct of its business without the prior written consent of MACOM (which consent shall not be unreasonably withheld, conditioned or delayed). The AppliedMicro board of directors further considered that these terms may limit the ability of AppliedMicro to pursue or undertake business opportunities that could arise prior to the consummation of the transactions.

Loss of Ability to Participate in the Future Growth of AppliedMicro. The AppliedMicro board of directors considered the fact that stockholders who tender their shares (or whose shares are converted to transaction consideration in the merger, if it occurs) will not participate in any future earnings or growth of AppliedMicro and will not benefit from any future appreciation in the value of AppliedMicro. Likewise, if the first merger is completed, AppliedMicro stockholders will not bear the risks associated with a decrease in the value of AppliedMicro.

Tax Treatment. The AppliedMicro board of directors considered that the receipt of cash by AppliedMicro stockholders will be fully taxable to AppliedMicro stockholders.

Failure to Close. The AppliedMicro board of directors considered the risk that the proposed transaction might not be completed and the effect of the resulting public announcement of termination of the merger agreement on:

•	the market price of the AppliedMicro shares, which could be affected by many factors, including (i) the reason for which the merger agreement was terminated and whether such termination results from factors adversely affecting AppliedMicro, (ii) the possibility that the marketplace would consider AppliedMicro to be an unattractive acquisition candidate, and (iii) the possible sale of AppliedMicro shares by short-term investors following the announcement of termination of the merger agreement;

•	AppliedMicro’s operating results, particularly in light of the costs incurred in connection with the transaction, including the potential requirement to make a termination payment;

•	the ability to attract and retain key personnel; and

•	relationships with customers, suppliers, vendors, purchasing agents and other business partners of AppliedMicro.

Regulatory Approvals. The AppliedMicro board of directors considered the regulatory approvals that may be required to consummate the transactions (including, in particular, the requirements under the HSR Act).

Other Factors

In addition to the above, the AppliedMicro board of directors also considered the following factors:

Conflicts of Interest. The AppliedMicro board of directors considered the fact that AppliedMicro’s executive officers and directors have financial interests in the transactions contemplated by the merger agreement, including the offer and the mergers, that may be different from or in addition to those of other stockholders, as more fully described under “Interests of Certain Persons in the Transactions.”

Liquidation Valuation; Net Book Value; Other Factors Not Considered. The AppliedMicro board of directors did not consider the liquidation value of AppliedMicro, because the AppliedMicro board of directors considered AppliedMicro to be a viable, going concern with its value derived from cash flows from its continuing operations rather than from its assets. Moreover, the AppliedMicro board of directors did not consider net book value, which is an accounting concept, because it believes that net book value does not present a meaningful valuation for AppliedMicro and its business since AppliedMicro’s value is derived from cash flows generated by continuing operations.

The AppliedMicro board of directors based its ultimate decision on its business judgment that the benefits of the transactions to unaffiliated AppliedMicro stockholders outweigh the negative considerations. The AppliedMicro board of directors determined that the transactions represent the best reasonably available alternative to maximize AppliedMicro stockholder value with the least risk of non-completion.

This discussion of the information and factors considered by the AppliedMicro board of directors includes the material positive and negative factors considered by the AppliedMicro board of directors, but is not intended to be exhaustive and may not include all of the factors considered by the AppliedMicro board of directors. The AppliedMicro board of directors did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination, and did not quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination that the transactions, the merger agreement and the other transactions contemplated by the merger agreement are fair and advisable to and in the interests of AppliedMicro stockholders (including the unaffiliated AppliedMicro stockholders). Rather, the AppliedMicro board of directors conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, AppliedMicro management and AppliedMicro’s outside advisors, and considered the factors overall to be favorable to, and to support, its determination. In addition, individual members of the AppliedMicro board of directors may have given different weight to different factors.

For the reasons described above, the AppliedMicro board of directors has unanimously recommended that the AppliedMicro stockholders accept the offer and tender their shares in the offer.

Opinions of AppliedMicro’s Financial Advisors

Opinion of Morgan Stanley & Co. LLC

AppliedMicro retained Morgan Stanley to provide it with financial advisory services and the AppliedMicro board of directors with a financial opinion in connection with the sale of AppliedMicro. AppliedMicro selected Morgan Stanley to act as its financial advisor based on Morgan Stanley’s qualifications, expertise and reputation, its knowledge of and involvement in recent transactions in AppliedMicro’s industry, and its knowledge of AppliedMicro’s business and affairs. In connection with the transactions, at the meeting of the AppliedMicro board of directors on November 20, 2016, Morgan Stanley rendered to the AppliedMicro board of directors its oral opinion, subsequently confirmed in writing, that as of November 20, 2016, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations upon the scope of the review undertaken by Morgan Stanley as set forth in the written opinion, the transaction consideration to be received by the holders of shares of AppliedMicro common stock, pursuant to the merger agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Morgan Stanley, dated as of November 20, 2016, is attached as Annex C to this prospectus/offer and is incorporated by reference in this prospectus/offer in its entirety. You are encouraged to read the opinion in its entirety for a discussion of the assumptions made, procedures followed, matters considered and qualifications and limitations upon the scope of the review undertaken by Morgan Stanley in rendering its opinion. The summary of the opinion of Morgan Stanley in prospectus/offer is qualified in its entirety by reference to the full text of the opinion. Morgan Stanley’s opinion was addressed to the AppliedMicro board of directors, in its capacity as such, and addresses only the fairness from a financial point of view of the transaction consideration to be received by the holders of shares of AppliedMicro common stock pursuant to the merger agreement as of the date of the opinion. Morgan Stanley’s opinion did not address any other aspects or implications of the transactions and does not constitute an opinion or a recommendation as to how the stockholders of AppliedMicro should act or vote in connection with any of the transactions contemplated by the merger agreement, including, without limitation, as to whether the stockholders of AppliedMicro should tender their shares into the offer.

In connection with rendering its opinion, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of AppliedMicro and MACOM, respectively;

•	reviewed certain internal financial statements and other financial and operating data concerning AppliedMicro and MACOM, respectively;

•	reviewed certain financial projections prepared by the management of AppliedMicro;

•	reviewed information relating to certain strategic, financial and operational benefits anticipated from the transactions, prepared by the management of AppliedMicro;

•	discussed the past and current operations and financial condition and the prospects of AppliedMicro, including information relating to certain strategic, financial and operational benefits anticipated from the transactions, with senior executives of AppliedMicro;

•	discussed the past and current operations and financial condition and the prospects of MACOM, including information relating to certain strategic, financial and operational benefits anticipated from the transactions, with senior executives of MACOM;

•	reviewed the reported prices and trading activity for AppliedMicro common stock and the MACOM common stock;

•	compared the financial performance of AppliedMicro and MACOM and the prices and trading activity of AppliedMicro common stock and the MACOM common stock with that of certain other publicly-traded companies comparable with AppliedMicro and MACOM, respectively, and their securities;

•	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

•	participated in certain discussions and negotiations among representatives of AppliedMicro and MACOM and their financial and legal advisors;

•	reviewed the merger agreement and certain related documents; and

•	performed such other analyses and reviewed such other information and considered such other factors as Morgan Stanley deemed appropriate.

In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley by AppliedMicro and MACOM, and formed a substantial basis for its opinion. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the transactions, Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of AppliedMicro’s management of the future financial performance of AppliedMicro and MACOM. At AppliedMicro’s direction, Morgan Stanley’s analysis relating to the business and financial prospects of MACOM for purposes of the opinion were made on the basis of Thompson consensus forecasts as of November 18, 2016 (the “MACOM Street Forecasts”) only. Morgan Stanley was advised by AppliedMicro, and assumed, with AppliedMicro’s consent, that the MACOM Street Forecasts are a reasonable basis upon which to evaluate the business and financial prospects of MACOM. Morgan Stanley expressed no view as to the MACOM Street Forecasts or the assumptions on which they were based, including the selection of the analyst forecasts from which the MACOM Street Forecasts were derived. In addition, Morgan Stanley assumed that the transactions will be consummated in accordance with the terms set forth in the merger agreement without any waiver, amendment or delay of any terms or conditions, and that transactions will be treated as a tax-free reorganization, pursuant to the Code, and that the definitive merger agreement would not differ in any material respect from the draft thereof furnished to Morgan Stanley. Morgan Stanley also assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed transactions. Morgan Stanley is not a legal, tax, or regulatory advisor. Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of MACOM and AppliedMicro and their legal, tax, or regulatory advisors with respect to legal, tax, or regulatory matters. Morgan Stanley relied upon, without independent verification, the assessment by the managements of AppliedMicro and MACOM of: (1) the strategic, financial and other benefits expected to result from the transactions, (2) the timing and risks associated with the integration of AppliedMicro and MACOM, (3) their ability to retain key employees of AppliedMicro and MACOM, respectively, and (4) the validity of, and risks associated with, AppliedMicro’s and MACOM’s existing and future technologies, intellectual property, products, services and business models. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of AppliedMicro’s officers, directors or employees, or any class of such persons, relative to the transaction consideration to be received by the holders of shares of AppliedMicro common stock in the transaction. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of AppliedMicro or MACOM, nor was Morgan Stanley furnished with any such valuations or appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of November 20, 2016. Events occurring after November 20, 2016 may affect Morgan Stanley’s opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

Summary of Financial Analyses.

The following is a brief summary of the material analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion letter to the AppliedMicro board of directors dated November 20, 2016. The following summary is not a complete description of Morgan Stanley’s opinion or the financial analyses performed and factors considered by Morgan Stanley in connection with its opinion, nor does the order of analyses described represent the relative importance or weight given to those analyses. Except as otherwise noted, to the extent that it is based on market data, the following quantitative information is based on market data as it existed on or before November 18, 2016, the last full trading day prior to the meeting of the AppliedMicro board of directors to approve and adopt the merger agreement, declare the advisability of the merger agreement and approve the transactions. The various analyses summarized below were based on the closing prices of $7.25 per share, and $46.95 per share of the MACOM common stock, respectively, as of November 18, 2016, and are not necessarily indicative of current market conditions. Based on the closing price per share of the MACOM common stock of $46.95, and the per share transaction consideration comprised of $3.25 in cash and 0.1089 of a share of MACOM common stock for each share, the implied value of the transaction consideration per share was $8.36.

Some of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. The analyses listed in the tables and described below must be considered as a whole; considering any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Morgan Stanley’s opinion.

In performing the financial analyses summarized below and arriving at its opinion, Morgan Stanley used and relied upon certain forecasts approved for its use by the AppliedMicro board of directors, including (1) a “Management Case,” which was based on AppliedMicro management’s projections (as defined below under the heading “Certain Financial Forecasts of AppliedMicro”) for the fiscal quarter ended March 31, 2017 and the fiscal years 2017 through 2020 and AppliedMicro’s management’s guidance in extrapolating these forecasts for fiscal years 2021 through 2026, and (2) a “Company Street Case” based on Thompson consensus forecasts as of November 18, 2016 for fiscal years 2017 and 2018 and AppliedMicro management’s guidance in extrapolating these forecasts for fiscal years 2019 through 2026.

Public Trading Comparables Analysis.

Morgan Stanley performed a public trading comparables analysis, which attempts to provide an implied value of a company by comparing it to similar companies that are publicly traded. Morgan Stanley reviewed and compared certain financial estimates for AppliedMicro, under each of the Company Street Case and the Management Case, with comparable publicly available consensus equity analyst research estimates for selected companies that share similar business characteristics and have certain comparable operating characteristics including, among other things, similarly sized revenue and/or revenue growth rates, market capitalizations, profitability, scale and/or other similar operating characteristics (we refer to these companies as the comparable companies). These companies were the following:

•	Advanced Micro Devices, Inc.

•	Acacia Communications, Inc.

•	Cavium, Inc.

•	Inphi Corporation

•	Mellanox Technologies, Ltd.

Morgan Stanley analyzed the ratio of aggregate value (defined as fully diluted market capitalization plus total debt, plus non-controlling interest, less cash and cash equivalents) to projected revenue for calendar year 2017. For purposes of this analysis, Morgan Stanley utilized market data as of November 18, 2016 and Thompson consensus forecasts as of November 18, 2016 for aggregate value and revenue for each of the comparable companies. Morgan Stanley also analyzed the ratio of aggregate value to projected EBITDA (defined as net income excluding net interest expense, income tax expense and certain other non-cash and non-recurring items, principally depreciation, amortization and stock-based compensation) for calendar year 2017, and the ratio of price per share to projected earnings per share for calendar year 2017, but as the projected EBITDA and earnings for AppliedMicro for calendar year 2017 under the Management Case are negative, these ratios were not material.

Based on its analysis of the relevant metrics for each of the comparable companies and upon the application of its professional judgment and experience, Morgan Stanley selected a representative range of ratios of aggregate value to projected revenue, and applied this range to the projected revenue for AppliedMicro for calendar year 2017, under each of the Company Street Case and the Management Case. Based on this analysis, and the outstanding shares of AppliedMicro common stock on a fully diluted basis (including outstanding options, restricted stock units and performance-based restricted stock units) as of November 18, 2016, Morgan Stanley calculated the estimated implied value per share as of November 18, 2016 as follows:

	Selected Comparable Company Multiple Ranges	Implied Value Per Share of Company Common Stock ($)
Company Street Case
Aggregate Value to Projected 2017 Revenue of $193MM	2.5x – 4.0x	6.17 – 9.32

Management Case
Aggregate Value to Projected 2017 Revenue of $158MM	2.5x – 4.0x	5.22 – 7.80

Morgan Stanley also performed a public trading comparables analysis of MACOM, consistent with the method used to perform a public trading comparables analysis of AppliedMicro, as described above. Morgan Stanley utilized the MACOM Street Forecasts to compare MACOM with the following companies:

•	Advanced Micro Devices, Inc.

•	Acacia Communications, Inc.

•	Cavium, Inc,

•	Integrated Device Technology, Inc.

•	Inphi Corporation

•	MaxLinear, Inc.

•	Mellanox Technologies, Ltd.

•	Microsemi Corporation

•	Monolithic Power Systems, Inc.

•	Power Integrations, Inc.

•	Semtech Corporation

Based on its analysis of the relevant metrics for each of the comparable companies and upon the application of its professional judgment and experience, Morgan Stanley selected representative ranges of aggregate value to revenue and aggregate value to EBITDA and price to earnings multiples, and applied these ranges to the estimated relevant metric for MACOM under the MACOM Street Forecasts. Based on this analysis, and the outstanding shares of MACOM common stock on a fully diluted basis (including outstanding options, restricted stock units and warrants) as of November 18, 2016, Morgan Stanley calculated the estimated implied value per share of MACOM common stock as of November 18, 2016 as follows:

	Selected Comparable Company Multiple Ranges	Implied Value Per Share of MACOM Common Stock ($)
Aggregate Value to Projected 2017 Revenue of $665MM	3.5x – 5.0x	37.12 – 54.39
Aggregate Value to Projected 2017 EBITDA of $222MM	11.0x – 16.0x	39.07 – 58.28
Price to Estimated 2017 Earnings of $2.73 per share	15.0x – 21.0x	40.89 – 57.25

No company utilized in the public trading comparables analysis is identical to AppliedMicro or MACOM. In evaluating the comparable companies, Morgan Stanley made numerous assumptions with respect to industry performance, general business, regulatory, economic, market and financial conditions and other matters, many of which are beyond AppliedMicro’s, MACOM’s and Morgan Stanley’s control. These include, among other things, the impact of competition on AppliedMicro’s and MACOM’s respective businesses and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of AppliedMicro and MACOM, in the industry, and in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in and of itself a meaningful method of using comparable company data.

Precedent Transactions Analysis.

Morgan Stanley performed a precedent transactions analysis, which is designed to imply a value of a company based on publicly available financial terms and premia of selected transactions. Morgan Stanley compared publicly available statistics for select semiconductor transactions occurring between 2012 and November 2016, and involving U.S.-based target companies. Morgan Stanley selected such comparable transactions because they shared certain characteristics with the transactions, most notably because they were similar semiconductor transactions. The following is a list of the semiconductor transactions reviewed:

Date Announced	Target	Acquiror
11/3/2016	Lattice Semiconductor	Canyon Bridge Capital
09/12/2016	Intersil	Renesas
07/26/2016	Linear Technology	Analog Devices
06/15/2016	QLogic	Cavium
02/23/2016	Newport	MKS Instruments
02/4/2016	Cascade Microtech	FormFactor
01/12/2016	Atmel	Microchip
12/2/2015	Mattson Technology	Beijing E-Town Dragon
11/24/2015	PMC-Sierra	Microsemi
11/18/2015	Fairchild Semiconductor	ON Semiconductor
10/21/2015	SanDisk	Western Digital
09/20/2015	Atmel	Dialog (2)
09/3/2015	Pericom	Diodes
06/1/2015	Altera	Intel
05/28/2015	Broadcom	Avago
05/7/2015	Micrel	Microchip
03/18/2015	Vitesse Semiconductor	Microsemi
03/1/2015	Freescale	NXP Semiconductors
01/27/2015	Silicon Image	Lattice Semiconductor
12/1/2014	Spansion	Cypress Semiconductor
08/20/2014	International Rectifier	Infineon
06/9/2014	Hittite Microwave	Analog Devices
02/24/2014	TriQuint Semiconductors	RF Micro Devices
02/10/2014	Supertex	Microchip Technology
12/16/2013	LSI	Avago
11/5/2013	Mindspeed Technologies	MACOM
08/15/2013	Volterra Semiconductor	Maxim Integrated Products
06/12/2012	Ramtron International	Cypress Semiconductor
05/2/2012	Standard Microsystems	Microchip Technology
04/30/2012	PLX	Integrated Device Technology

For the transactions listed above, Morgan Stanley noted (1) the multiple of aggregate value of the transaction to the last twelve months’ (“LTM”) revenue, and (2) the multiple of aggregate value of the transaction to the next twelve months’ (“NTM”) revenue, in each case based on publicly available information compiled in Morgan Stanley’s technology transactions database. Based on its analysis of the relevant metrics and time frame for each of the transactions listed above and upon the application of its professional judgment and experience, Morgan Stanley selected representative ranges of financial multiples for the transactions listed above and applied these ranges of financial multiples to the relevant financial statistic for AppliedMicro, under each of the Company Street Case and the Management Case. The following table summarizes Morgan Stanley’s analysis:

	Representative Ranges	Implied Value Per Share of Company Common Stock($)
Company Street Case
Aggregate Value to LTM Revenue of $165MM	2.0x – 4.0x	4.51 – 8.11
Aggregate Value to NTM Revenue of $183MM	2.0x – 3.5x	4.89 – 7.89

Management Case
Aggregate Value to LTM Revenue of $165MM	2.0x – 4.0x	4.51 – 8.11
Aggregate Value to NTM Revenue of $159MM	2.0x – 3.5x	4.37 – 6.98

For the transactions listed above, Morgan Stanley also noted the distributions of (1) the implied premium to the acquired company’s closing share price on the last trading day prior to announcement (or the last trading day prior to the share price being affected by acquisition rumors or similar merger-related news), and (2) the implied premium to the acquired company’s 30-trading-day average closing share price prior to announcement (or the last 30-trading-day average closing share price prior to the share price being affected by acquisition rumors or similar merger-related news).

Based on its analysis of the relevant metrics and time frame for each of the transactions listed above and upon the application of its professional judgment and experience, Morgan Stanley selected representative ranges of implied premiums of the transactions listed above and applied these ranges of premiums to the relevant financial statistic for AppliedMicro. The following table summarizes Morgan Stanley’s analysis:

	Representative Ranges	Implied Value Per Share of Company Common Stock($)
Premium to 1-Day Closing Share Price of $7.25	23% – 48%	8.91 – 10.72
Premium to 30-Day Average Closing Share Price of $6.78	22% – 50%	8.29 – 10.17

No company or transaction utilized in the precedent transactions analysis is identical to AppliedMicro or to the transactions. In evaluating the precedent transactions, Morgan Stanley made judgments and assumptions with respect to industry performance, general business, regulatory, economic, market and financial conditions and other matters, many of which are beyond AppliedMicro’s and Morgan Stanley’s control. These include, among other things, the impact of competition on AppliedMicro’s business and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of AppliedMicro and the industry, and in the financial markets in general, which could affect the public trading value of the companies and the aggregate value of the transactions to which they are being compared. The fact that points in the range of implied value per share derived from the valuation of precedent transactions were less than or greater than the transaction consideration to be received by the holders of shares of AppliedMicro common stock is not necessarily dispositive in connection with Morgan Stanley’s analysis of such consideration, but one of many factors Morgan Stanley considered.

Discounted Cash Flow Analysis.

Morgan Stanley performed a discounted cash flow analysis of AppliedMicro, which is an analysis designed to provide an implied value of a company by calculating the present value of the projected future cash flows and terminal value of such company. Morgan Stanley calculated a range of equity values per share based on a discounted cash flow analysis to value AppliedMicro as a standalone entity, under each of the Company Street Case and the Management Case.

Morgan Stanley first calculated AppliedMicro’s projected free cash flows (defined as net income excluding net interest expense, income tax expense and certain other non-cash and non-recurring items, principally depreciation, amortization and stock-based compensation). Morgan Stanley then calculated the present value of AppliedMicro’s projected free cash flows for the fourth quarter of fiscal year 2017 and fiscal years 2018 through 2026, and based on the variable year-to-year growth rate present in the Company Street Case and the Management Case, calculated terminal values based on a range of perpetual growth rates from 1% to 3%, which range was selected in Morgan Stanley’s professional judgment and experience. The free cash flows and terminal values were discounted to present values as of December 31, 2016, at a range of discount rates from 11.7% to 13.7%, which range of discount rates was selected, in Morgan Stanley’s professional judgment and experience, to reflect AppliedMicro’s weighted average cost of capital. Morgan Stanley also calculated an estimated value for AppliedMicro’s net operating loss balance as of June 30, 2016 using the same range of discount rates, which resulted in a range of estimated present values for AppliedMicro’s net operating loss balance of $111 million to $126 million under the Company Street Case, and $165 million to $186 million under the Management Case. Based on this analysis, and the outstanding shares of AppliedMicro common stock on a fully diluted basis (including outstanding options, restricted stock units and performance-based restricted stock units) as of November 18, 2016, Morgan Stanley calculated the estimated implied present value per Share as of December 31, 2016 under the Company Street Case and the Management Case as follows:

Implied Value Per Share of Company Common Stock ($)
Company Street Case	5.59 – 7.47
Management Case	6.60 – 9.37

Morgan Stanley also performed a discounted cash flow analysis of MACOM utilizing the MACOM Street Forecasts. The MACOM Street Forecasts were based on Thomson consensus forecasts as of November 18, 2016, and the projections for calendar years 2017 through 2026 represented extrapolations of the MACOM Street Forecasts. Morgan Stanley’s calculation of MACOM’s projected free cash flows used the same methodology as described for AppliedMicro’s projected free cash flows above. Morgan Stanley then calculated the present value of MACOM’s projected free cash flows for calendar years 2017 through 2026, and calculated a terminal value based on a range of perpetual growth rates from 1% to 3%, which range was selected in Morgan Stanley’s professional judgment and experience. The projected free cash flows and terminal values were discounted to present values as of December 31, 2016 at a range of discount rates from 9.3% to 11.0%, which range of discount rates was selected, in Morgan Stanley’s professional judgment and experience, to reflect MACOM’s weighted average cost of capital. Based on this analysis, and the outstanding shares of MACOM common stock on a fully diluted basis (including outstanding options, restricted stock units and warrants) as of November 18, 2016, Morgan Stanley calculated the estimated implied present value per share of MACOM common stock as of December 31, 2016 under the MACOM Street Forecasts as follows:

Implied Value Per Share of MACOM Common Stock ($)
MACOM Street Forecasts	37.44 – 52.51

Sum-of-the-Parts Discounted Cash Flow Analysis.

Morgan Stanley performed a sum-of-the-parts discounted cash flow analysis, which is designed to imply a value of a company based on the separate valuation of the Company’s three lines of business: (1) Connectivity, (2) ARM-based Compute (“ARM”), and (3) Power PC, in each case based upon the Management Case.

Morgan Stanley’s discounted cash flow analysis of the Connectivity, ARM and Power PC lines of business used the same projections and methodology as described above under the heading “—Discounted Cash Flow Analysis,” except that for purposes of the sum-of-the-parts analysis, the free cash flows and terminal values were discounted to present values as of December 31, 2016 at a range of discount rates from 10.5% to 12.5% for the Connectivity and Power PC businesses, and 16.3% to 18.3% for the ARM business, which ranges of discount rates were selected, in Morgan Stanley’s professional judgment and experience, to reflect the weighted average cost of capital applicable to each business.

To estimate the aggregate value of AppliedMicro as a whole, Morgan Stanley added the estimated present value as of December 31, 2016 of AppliedMicro’s net operating loss balance as of June 30, 2016, calculated using the method described above under the heading “Opinion of Morgan Stanley & Co. LLC – Discounted Cash Flow Analysis.” Morgan Stanley then added AppliedMicro’s cash balance as of September 30, 2016 of $82 million to reach an estimated implied equity value range of $520 million to $729 million, and divided those equity values by the number of fully diluted shares of AppliedMicro common stock outstanding. Based on this analysis, Morgan Stanley calculated a range of estimated implied present values per share as of December 31, 2016 of $5.69 to $7.97.

The sum-of-the-parts analysis was prepared for illustrative purposes only, is not necessarily reflective of the prices that would actually be obtained if AppliedMicro’s businesses were sold separately, and does not address the feasibility of selling such businesses separately and certain factors and costs, such as tax inefficiencies, separation and transaction costs, and change-of-control restrictions, that would be implicated by a sale of the component parts of AppliedMicro and that were not considered in Morgan Stanley’s sum-of-the-parts analysis.

Trading Range Analysis.

Morgan Stanley performed a trading range analysis with respect to the historical trading price of the shares of AppliedMicro common stock, reviewing the range of closing trading prices of the shares of AppliedMicro common stock for various periods ending on November 18, 2016. Morgan Stanley observed the following:

Period Ending November 18, 2016	Range of Trading Prices of Shares of AppliedMicro common stock ($)
Last 1 Month	5.87 – 7.60
Last 3 Months	5.87 – 7.60
Last 6 Months	5.87 – 7.60
Last 12 Months	5.08 – 7.60

Morgan Stanley observed that the shares of AppliedMicro common stock closed at $7.25 on November 18, 2016. Morgan Stanley noted that the implied value of the transaction consideration per share of $8.36 reflected (1) a 15.4% premium to the closing trading price per share on November 18, 2016, (2) a 20.7% premium to the volume-weighted average closing price per share for the 30 trading days prior to and including November 18, 2016, (3) a 20.3% premium to the volume-weighted average closing trading price per share for the 90 trading days prior to and including November 18, 2016, and (4) a 10.1% premium to the highest closing trading price per share for the twelve months prior to and including November 18, 2016.

Morgan Stanley also performed a trading range analysis with respect to the historical trading price of the MACOM common stock, reviewing the range of closing trading prices of the shares of the MACOM common stock for various periods ending on November 18, 2016. Morgan Stanley observed the following:

Period Ending November 18, 2016	Range of Trading Prices of MACOM Common Stock Shares ($)
Last 1 Month	35.74 – 46.95
Last 3 Months	35.74 – 46.95
Last 6 Months	29.81 – 46.95
Last 12 Months	29.81 – 46.95

Equity Research Analysts’ Future Price Targets.

Morgan Stanley reviewed and analyzed public market trading price targets for the shares of AppliedMicro common stock prepared and published by equity research analysts as of November 18, 2016. These targets reflected the analysts’ estimates of the future public market trading price of the shares. The range of undiscounted analyst price targets for the shares was $7.00 to $11.00 per share as of November 18, 2016. Morgan Stanley discounted the range of analyst price targets per share by one year at a rate of 12.7%, which discount rate was selected by Morgan Stanley, upon the application of its professional judgment and experience, to reflect AppliedMicro’s cost of equity. This analysis indicated an estimated implied range of equity values of $6.21 to $9.76 per share.

Morgan Stanley also reviewed and analyzed public market trading price targets for the MACOM common stock prepared and published by equity research analysts as of November 18, 2016. These targets reflected the analysts’ estimates of the future public market trading price of the MACOM common stock. The range of undiscounted analyst price targets for the shares of MACOM common stock was $41.00 to $50.00 per share as of November 18, 2016. Morgan Stanley discounted the range of analyst price targets per share of MACOM common stock by one year at a rate of 11.4%, which discount rate was selected by Morgan Stanley, upon the application of its professional judgment and experience, to reflect MACOM’s cost of equity. This analysis indicated an estimated implied range of equity values of $36.80 to $46.67 per share of MACOM common stock.

The public market trading price targets published by equity research analysts do not necessarily reflect current or future market trading prices for the shares of AppliedMicro common stock, and these estimates are subject to uncertainties, including the future financial performance of AppliedMicro and future financial market conditions.

General.

In connection with the review of the transactions by AppliedMicro’s board of directors, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of AppliedMicro or MACOM. In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business, regulatory, economic, market and financial conditions and other matters, many of which are beyond AppliedMicro’s, MACOM’s and Morgan Stanley’s control. These include, among other things, the impact of competition on AppliedMicro’s and MACOM’s respective business and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of AppliedMicro, MACOM, and the industry, or in the financial markets in general. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness from a financial point of view of the transaction consideration to be received by the holders of shares of AppliedMicro common stock pursuant to the merger agreement and in connection with the delivery of its opinion, dated November 20, 2016, to the AppliedMicro board of directors. These analyses do not purport to be appraisals or to reflect the prices at which shares of AppliedMicro common stock or shares of Parent’s common stock might actually trade.

The consideration to be received by the holders of shares of AppliedMicro common stock pursuant to the merger agreement was determined through arm’s-length negotiations between AppliedMicro and MACOM, and was approved by the AppliedMicro board of directors. Morgan Stanley provided advice to the AppliedMicro board of directors during these negotiations, but did not, however, recommend any specific consideration to AppliedMicro or the AppliedMicro board of directors, nor did Morgan Stanley opine that any specific consideration constituted the only appropriate consideration for the transactions. Morgan Stanley’s opinion did not address the relative merits of the transactions contemplated by the merger agreement as compared to other business or financial strategies that might be available to AppliedMicro, nor did the opinion address the underlying business decision of AppliedMicro to enter into the merger agreement or proceed with any other transaction contemplated by the merger agreement. Morgan Stanley expressed no opinion or recommendation as to how the stockholders of AppliedMicro should act or vote in connection with any of the transactions contemplated by the merger agreement, including, without limitation, as to whether such holders of AppliedMicro common stock should tender their common stock into the offer.

Morgan Stanley’s opinion and its presentation to the AppliedMicro board of directors was one of many factors taken into consideration by the AppliedMicro board of directors in deciding to approve and adopt the merger agreement, declare the advisability of the merger agreement and approve the transactions. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the AppliedMicro board of directors with respect to the transaction consideration or of whether the AppliedMicro board of directors would have been willing to agree to different consideration. Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with Morgan Stanley’s customary practice.

Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Its securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, or may trade or otherwise structure and effect transactions, for their own account or the accounts of their customers, in debt or equity securities or loans of MACOM, AppliedMicro, or any other company, or any currency or commodity, that may be involved in the transactions, or any related derivative instrument.

Under the terms of its engagement letter, Morgan Stanley provided AppliedMicro and AppliedMicro’s board of directors with financial advice and assistance, and the AppliedMicro board of directors with a financial opinion, described in this section and attached to this prospectus/offer as Annex C, in connection with the transactions, and AppliedMicro has agreed to pay Morgan Stanley a fee of approximately $11 million for its services, approximately $10 million of which is contingent upon the closing of the transactions and $900,000 of which has already been paid following Morgan Stanley’s delivery of the financial opinion. AppliedMicro has also agreed to reimburse Morgan Stanley for certain of its expenses, including the reasonable fees of outside counsel and other professional advisors, incurred in connection with Morgan Stanley’s engagement. In addition, AppliedMicro has agreed to indemnify Morgan Stanley and its affiliates, its and their respective officers, directors, employees and agents, and each other person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses relating to, arising out of or in connection with Morgan Stanley’s engagement.

In the two years prior to the date of the opinion, Morgan Stanley and its affiliates have provided financing services to MACOM and have received approximately $2.8 million in aggregate fees in connection with such services. In addition, Morgan Stanley or an affiliate thereof is currently a lender to MACOM. Morgan Stanley may also seek to provide financial advisory and financing services to MACOM and AppliedMicro and their respective affiliates in the future and would expect to receive fees for the rendering of these services. In addition, one of the senior members of the Morgan Stanley team on this engagement was a member of the MACOM board of directors starting in March 2013 until his resignation in September 2014.

Opinion of Needham & Company, LLC

AppliedMicro retained Needham & Company to render an opinion as to the fairness, from a financial point of view, to the holders of the shares of AppliedMicro common stock (other than MACOM or any of its affiliates and other than holders who have properly demanded appraisal rights) of the consideration to be paid to such holders pursuant to the merger agreement.

On November 20, 2016, Needham & Company delivered its oral opinion, which it subsequently confirmed in writing, to the AppliedMicro board of directors that, as of that date and based upon and subject to the assumptions and other matters described in the written opinion, the transaction consideration to be paid to the holders of AppliedMicro common stock (other than MACOM or any of its affiliates and other than holders who have properly demanded appraisal rights) pursuant to the merger agreement was fair, from a financial point of view, to those holders. Needham & Company provided its opinion for the information and assistance of the AppliedMicro board of directors in connection with and for the purpose of the AppliedMicro board of directors’ evaluation of the transactions contemplated by the merger agreement. Needham & Company’s opinion relates only to the fairness, from a financial point of view, to the holders of the shares of AppliedMicro common stock (other than MACOM or any of its affiliates and other than holders who have properly demanded appraisal rights) of the transaction consideration, which was determined through arm’s length negotiations between AppliedMicro and MACOM and not by Needham & Company. Needham & Company’s opinion does not address any other aspect of the transactions or any related transaction and does not constitute a recommendation as to whether or not any holder of shares of AppliedMicro common stock should tender such shares of AppliedMicro common stock in connection with the offer or vote or act on any matter relating to the transactions.

The full text of Needham & Company’s opinion, dated November 20, 2016, which sets forth the assumptions made, procedures followed, matters considered, and qualifications and limitations on and scope of the review undertaken by Needham & Company, is attached to this prospectus/offer as Annex D and is incorporated by reference herein. The summary of Needham & Company’s opinion set forth below is qualified in its entirety by reference to the full text of the opinion. You should read this opinion carefully and in its entirety.

In arriving at its opinion, Needham & Company, among other things:

•	reviewed a draft of the merger agreement dated November 20, 2016;

•	reviewed certain publicly available information concerning AppliedMicro and MACOM and certain other relevant financial and operating data of AppliedMicro and MACOM furnished to Needham & Company by AppliedMicro;

•	reviewed the historical stock prices and trading volumes of the shares of AppliedMicro common stock and MACOM common stock;

•	held discussions with members of management of AppliedMicro concerning current operations of and future business prospects for AppliedMicro and joint prospects for the combined companies, including the potential cost savings and other synergies that may be achieved by the combined companies;

•	reviewed certain financial forecasts with respect to AppliedMicro prepared by management of AppliedMicro and held discussions with members of management of AppliedMicro concerning those forecasts;

•	reviewed certain research analyst projections with respect to AppliedMicro and MACOM and held discussions with members of management of AppliedMicro concerning those projections;

•	compared certain publicly available financial data of companies whose securities are traded in the public markets and that Needham & Company deemed generally relevant to similar data for AppliedMicro and MACOM;

•	reviewed the financial terms of certain business combinations that Needham & Company deemed generally relevant; and

•	reviewed such other financial studies and analyses and considered such other matters as Needham & Company deemed appropriate.

In connection with its review and in arriving at its opinion, Needham & Company assumed and relied on the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by it for purposes of its opinion and did not independently verify, nor did Needham & Company assume responsibility for independent verification of, any of that information. Needham & Company assumed the accuracy of the representations and warranties contained in the merger agreement and all related agreements. In addition, Needham & Company assumed that the transactions will be consummated on the terms and subject to the conditions set forth in the draft merger agreement furnished to Needham & Company without waiver, modification or amendment of any material term, condition or agreement of that agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the transactions, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on AppliedMicro, MACOM or the contemplated benefits of the transactions. Needham & Company assumed that financial forecasts for AppliedMicro provided to Needham & Company by management of AppliedMicro, including the financial projections by AppliedMicro’s management described under the heading “Certain Financial Forecasts of AppliedMicro” were reasonably prepared on bases reflecting the best currently available estimates and judgments of management of AppliedMicro, at the time of preparation, of the future operating and financial performance of AppliedMicro and the combined companies. Needham & Company relied, without independent verification, on the estimates of management of AppliedMicro of the potential cost savings and other synergies, including the amount and timing thereof, that may be achieved as a result of the transactions. Needham & Company also assumed, based on discussions with the management of AppliedMicro, that the research analyst projections for AppliedMicro and MACOM represent reasonable estimates of the future financial performance of AppliedMicro and MACOM. Needham & Company expressed no opinion with respect to any of those forecasts (including cost savings and other synergies), estimates or projections or the assumptions on which they were based.

Needham & Company did not assume any responsibility for or make or obtain any independent evaluation, appraisal or physical inspection of the assets or liabilities of AppliedMicro, MACOM or any of their respective subsidiaries nor did Needham & Company evaluate the solvency or fair value of AppliedMicro, MACOM or any of their respective subsidiaries under any state or federal laws relating to bankruptcy, insolvency or similar matters. Needham & Company’s opinion states that it was based on economic, monetary and market conditions as they existed and could be evaluated as of its date, and Needham & Company assumed no responsibility to update or revise its opinion based upon circumstances and events occurring after its date. Needham & Company’s opinion is limited to the fairness, from a financial point of view, to the holders of the shares of

AppliedMicro common stock (other than MACOM or any of its affiliates and other than holders who have properly demanded appraisal rights) of the transaction consideration to be paid to those holders pursuant to the merger agreement and Needham & Company expressed no opinion as to the fairness of the transactions to, or any consideration paid in connection with the transactions to, the holders of any other class of securities, creditors or other constituencies of AppliedMicro, or as to AppliedMicro’s underlying business decision to engage in the transactions or the relative merits of the transactions as compared to other business strategies that might be available to AppliedMicro. In addition, Needham & Company expressed no opinion with respect to the amount or nature or any other aspect of any compensation payable to or to be received by any officers, directors or employees of any party to the transactions, or any class of those persons, relative to the transaction consideration to be paid to the holders of the shares of AppliedMicro common stock pursuant to the merger agreement or with respect to the fairness of any such compensation. Needham & Company expressed no opinion as to the value of MACOM common stock if and when issued pursuant to the transactions or the prices at which MACOM common stock or the shares of AppliedMicro common stock will actually trade at any time.

AppliedMicro imposed no limitations on Needham & Company with respect to the investigations made or procedures followed by Needham & Company in rendering its opinion.

In preparing its opinion, Needham & Company performed a variety of financial and comparative analyses. The following paragraphs summarize the material financial analyses performed by Needham & Company in arriving at its opinion. The order of analyses described does not represent relative importance or weight given to those analyses by Needham & Company. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by Needham & Company, the tables must be read together with the full text of each summary. The following quantitative information, to the extent it is based on market data, is, except as otherwise indicated, based on market data as they existed on or prior to November 20, 2016, and is not necessarily indicative of current or future market conditions.

AppliedMicro Selected Companies Analysis

Using publicly available information, Needham & Company compared selected historical and projected financial and market data ratios for AppliedMicro to the corresponding data and ratios of publicly traded companies that Needham & Company deemed generally relevant because they have lines of business that may be considered similar to AppliedMicro’s Connectivity or Compute lines of business. These companies, referred to as the “Selected Connectivity Companies” and “Selected Compute Companies,” and collectively as the “Selected Companies,” consisted of the following:

Selected Connectivity Companies:

Broadcom Corporation

Exar Corporation

Inphi Corporation

Integrated Device Technology, Inc.

MACOM Technology Solutions Holdings, Inc.

Marvell Technology Group Ltd.

Microsemi Corporation

Selected Compute Companies:

Advanced Micro Devices, Inc.

Cavium, Inc.

Intel Corporation

QUALCOMM Incorporated

The following tables set forth information concerning the following multiples for the Selected Companies and for AppliedMicro implied by the offer:

•	enterprise value as a multiple of last 12 months, or LTM, revenue;

•	enterprise value as a multiple of projected calendar year, or CY, 2016, 2017 and 2018 revenue;

•	enterprise value as a multiple of LTM earnings before interest, taxes, depreciation and amortization, or EBITDA;

•	enterprise value as a multiple of projected CY 2016, 2017 and 2018 EBITDA;

•	price as a multiple of LTM earnings per share, or EPS; and

•	price as a multiple of projected CY 2016, 2017 and 2018 EPS.

Needham & Company calculated multiples for the Selected Companies using consensus research analyst projections and the closing stock prices for the Selected Companies on November 18, 2016. Needham & Company calculated multiples for AppliedMicro based on the transaction consideration for two cases, one using AppliedMicro’s management’s projections, referred to in the tables below as “target case,” and the other using consensus research analyst projections, referred to in the tables below as “street case.” Needham & Company calculated multiples for AppliedMicro using a transaction consideration value of $8.36 per share, reflecting $3.25 in cash and 0.1089 of a share of MACOM common stock at the November 18, 2016 closing price of MACOM common stock of $46.95 per share.

All financial information used in the AppliedMicro Selected Companies Analysis, as well as in the Selected Transactions Analysis, Discounted Cash Flow Analysis and MACOM Selected Companies Analysis described below, excluded the impact of non-recurring items. EBITDA and EPS amounts used in those analyses as well as in the Pro Forma Transaction Analysis described below also excluded the impact of stock-based compensation expense.

	Selected Companies				Applied Micro Circuits Implied by Offer
	High	Low	Mean	Median	Street Case	Target Case
Enterprise value to LTM revenues	9.0x	1.7x	4.5x	4.4x	4.1x	4.1x
Enterprise value to projected CY 2016 revenues	7.2x	2.0x	4.2x	4.4x	4.1x	4.1x
Enterprise value to projected CY 2017 revenues	5.0x	1.9x	3.6x	4.2x	3.5x	4.3x
Enterprise value to projected CY 2018 revenues	4.7x	1.7x	3.3x	3.5x	3.5x	3.3x
Enterprise value to LTM EBITDA	36.8x	7.2x	16.6x	16.8x	NM	NM
Enterprise value to projected CY 2016 EBITDA	43.3x	7.6x	17.0x	15.2x	NM	NM
Enterprise value to projected CY 2017 EBITDA	29.2x	6.8x	13.5x	12.0x	22.0x	NM
Enterprise value to projected CY 2018 EBITDA	21.5x	6.6x	11.1x	9.8x	NA	NM
Price to LTM EPS	44.4x	13.8x	23.3x	19.5x	NM	NM
Price to projected CY 2016 EPS	36.2x	13.4x	22.6x	20.4x	NM	NM
Price to projected CY 2017 EPS	25.1x	12.3x	17.4x	16.9x	NM	NM
Price to projected CY 2018 EPS	20.5x	11.4x	14.5x	14.5x	NM	NM

For purposes of the above chart, “NM” reflects multiples that were not deemed relevant because they were less than zero or exceeded 50, and “NA” means that the information was not available.

Selected Transactions Analysis

Needham & Company reviewed publicly available financial information for the following selected merger and acquisition transactions, which represent transactions completed since January 1, 2012 that involved target companies that were publicly traded U.S. semiconductor companies and had transaction equity values of between $250 million and $1 billion:

Close Date	Acquirer	Target
February 23, 2016	Mellanox Technologies, Ltd.	EZchip Semiconductor Ltb.
December 7, 2015	Investor Consortium	Integrated Silicon Solution, Inc.
November 24, 2015	Diodes Incorporated	Pericom Semiconductor Corporation
August 3, 2015	Microchip Technology Incorporated	Micrel, Incorporated
May 5, 2015	Avago Technologies Limited	Emulex Corporation
April 30, 2015	MaxLinear, Inc.	Entropic Communications, Inc.
April 28, 2015	Microsemi Corporation	Vitesse Semiconductor Corporation
March 10, 2015	Lattice Semiconductor Corporation	Silicon Image, Inc.
December 12, 2014	Murata Electronics North America, Inc.	Peregrine Semiconductor Corporation
August 12, 2014	Avago Technologies Limited	PLX Technology, Inc.
April 1, 2014	Microchip Technology Incorporated	Supertex, Inc.
October 1, 2013	Maxim Integrated Products, Inc.	Volterra Semiconductor Corporation
August 2, 2012	Microchip Technology Incorporated	Standard Microsystems Corporation

In reviewing the selected transactions, Needham & Company calculated, for the selected transactions and for the offer:

•	enterprise value as a multiple of LTM revenues; and

•	enterprise value as a multiple of LTM EBITDA.

Needham & Company calculated multiples for AppliedMicro based on the transaction consideration, using a transaction consideration value of $8.36 per share.

The following table sets forth information concerning the multiples described above for the selected transactions and the same multiples implied by the offer.

	Selected Transactions				Implied by Offer
	High	Low	Mean	Median
Enterprise value to LTM revenues	5.8x	1.0x	2.6x	2.3x	4.1x
Enterprise value to LTM EBITDA	26.2x	9.1x	16.4x	15.9x	NM

Premiums Paid Analysis

Needham & Company reviewed publicly available financial information for the following selected merger and acquisition transactions, which represent transactions completed since January 1, 2012 that involved publicly traded technology companies which had transaction equity values of between $250 million and $5 billion and involved mixed cash/stock consideration:

Acquirer	Target
Cavium, Inc.	QLogic Corporation
FormFactor, Inc.	Cascade Microtech, Inc.
Brocade Communications Systems, Inc.	Ruckus Wireless, Inc.
Microchip Technology Incorporated	Atmel Corporation
Microsemi Corporation	PMC-Sierra, Inc.
Envestnet, Inc.	Yodlee, Inc.
Microchip Technology Incorporated	Micrel, Incorporated
TTM Technologies, Inc.	Viasystems Group, Inc.
Harris Corporation	Exelis Inc.
MaxLinear, Inc.	Entropic Communications, Inc.
Mitel Networks Corporation	Mavenir Systems, Inc.
Alliance Data Systems Corporation	Conversant, Inc.
R.R. Donnelley & Sons Company	Consolidated Graphics, Inc.
Trulia, Inc.	Market Leader, Inc.
DigitalGlobe, Inc.	GeoEye, Inc.
Riverbed Technology, Inc.	OPNET Technologies, Inc.
Consolidated Communications Holdings, Inc.	SureWest Communications

In examining these transactions, Needham & Company analyzed the premium of consideration offered to the acquired company’s stock price one trading day, five trading days, 30 trading days and 90 trading days prior to the announcement of the transaction.

Needham & Company calculated premiums for AppliedMicro based on the transaction consideration, using a transaction consideration value of $8.36 per share, and the closing prices per share one trading day, five trading days, 30 trading days and 90 trading days prior to November 18, 2016, the last trading day prior to announcement of the merger agreement. The following table sets forth information concerning the stock price premiums in the selected transactions and the stock price premiums implied by the offer.

	Selected Transactions				Implied by Offer
	High	Low	Mean	Median
One trading day stock price premium	49.8%	(2.5)%	25.2%	31.0%	15.4%
Five trading day stock price premium	58.2%	(4.9)%	25.8%	28.5%	12.3%
30 trading day stock price premium	83.9%	(5.8)%	31.4%	31.4%	23.4%
90 trading day stock price premium	106.3%	(12.1)%	40.7%	44.6%	23.6%

Discounted Cash Flow Analysis

Needham & Company performed illustrative discounted cash flow analyses to determine indicators of illustrative implied equity values for AppliedMicro and illustrative implied equity values per share based on AppliedMicro management’s projections. Needham & Company calculated a range of indications of the present value of unlevered free cash flows for AppliedMicro for the projected fourth quarter of the fiscal year ended March 31, 2017 (referred to as fiscal year 2017), and for the fiscal years ended March 31, 2018, March 31, 2019, and March 31, 2020 (referred to as fiscal years 2018, 2019 and 2020, respectively). In calculating the ranges of present values of unlevered cash flows, Needham & Company used discount rates ranging from 14.3% to 22.3%.

The range of discount rates, reflecting an estimated range of weighted average costs of capital of AppliedMicro, was selected by Needham & Company utilizing its professional judgment and experience, and was calculated using an assumed equity market risk premium based upon data from Duff & Phelps, a levered beta estimate based upon Bloomberg financial databases, an assumed size-related risk premium based upon data from Duff & Phelps, and an assumed risk-free rate based on the U.S. Government 10-year Treasury note yield, and took account of risks associated with AppliedMicro’s stage of development. Needham & Company then calculated a range of illustrative terminal enterprise values at the end of fiscal year 2020, by applying multiples ranging from 2.25x to 3.75x to AppliedMicro management’s estimate of its fiscal year 2020 revenue. The range of multiples was selected by Needham & Company utilizing its professional judgment and experience by reference to the longer term revenue multiples for AppliedMicro. These illustrative terminal enterprise values were then discounted to calculate ranges of implied indications of present values using discount rates ranging from 14.3% to 22.3%. Needham & Company then added the ranges of the implied present values of AppliedMicro’s unlevered free cash flows for the projected periods to the ranges of implied present values of AppliedMicro’s terminal enterprise values to derive ranges of implied present enterprise values of AppliedMicro. Needham & Company then added AppliedMicro’s net cash, based on cash and cash equivalents and short-term investments at September 30, 2016, to arrive at the ranges of implied present equity values. Needham & Company calculated AppliedMicro’s estimated fully-diluted shares outstanding at the end of fiscal year 2020 based on AppliedMicro management’s estimates of 3.5% annual future share dilution to current stockholders resulting from issuances of equity compensation awards, and divided the implied present equity values by these estimated outstanding share numbers. This analysis indicated an implied per share equity reference range for AppliedMicro of $4.47 to $8.89.

Needham & Company also performed an illustrative discounted cash flow analysis to determine indicators of illustrative implied value of future tax savings based on AppliedMicro’s net operating loss carryforwards and research and development credit carryforwards. In calculating the ranges of present values of future tax savings, Needham & Company used Company management’s projections for earnings before taxes (referred to as EBT) through fiscal year 2020 and a 3% annual long-term EBT growth rate through the expiration of all applicable tax credits in the fiscal year 2036. Needham & Company then calculated the applicable tax savings for each fiscal year from AppliedMicro’s net operating loss carryforwards and research and development credit carryforwards using a Company management’s estimated tax rate of 35% to imply the future values of tax savings. These illustrative future values of tax savings were then discounted to calculate ranges of implied indications of present values using discount rates ranging from 14.3% to 22.3%. Needham & Company then divided these indicated present values by AppliedMicro’s estimated fully-diluted shares of AppliedMicro common stock outstanding at the end of fiscal year 2020, calculated as described above. This analysis indicated an implied per share value reference range of $0.54 to $0.90. The value of future tax savings is dependent on numerous factors, including the operating or financial results achieved by AppliedMicro, expiration or limitation of the various tax credits, changes in regulations that inhibit AppliedMicro from realizing the tax benefits in the future, the tax rates of jurisdictions to which AppliedMicro owes a tax liability. The values may vary from estimated results, and these variations may be material.

Present Value of Future Share Price Analysis

Needham & Company performed an illustrative analysis of the implied present value of the future price per share using AppliedMicro management’s estimates, which is designed to provide an indication of the present value of a theoretical value of AppliedMicro’s equity as a function of AppliedMicro’s estimated future revenue and its assumed price to a revenue multiple. For this analysis, Needham & Company used certain financial information from AppliedMicro management’s estimates for each of AppliedMicro’s 2017 to 2020 fiscal years.

Needham & Company calculated the implied values per share as of March 31 for each of the fiscal years 2017 through 2020 by applying illustrative revenue multiples of 2.25x to 3.75x to Company management’s revenue estimates, adding the net cash balance as of September 30, 2016, dividing by an assumed diluted share count, and then discounting these theoretical future values of AppliedMicro’s equity on a per share basis to present values at November 20, 2016, using discount rates ranging from 14.3% to 22.3%, reflecting estimates of

AppliedMicro’s cost of equity. The assumed diluted shares count was based on AppliedMicro management’s estimates of 3.5% annual future share dilution to current stockholders resulting from issuances of equity compensation awards.

The following table presents the results of these analyses:

FY 2017	FY 2018	FY 2019	FY 2020
$4.91 – $7.79	$3.70 – $6.25	$4.00 – $7.40	$4.49 – $9.05

MACOM Selected Companies Analysis

Using publicly available information, Needham & Company compared selected historical and projected financial and market data ratios for MACOM to the corresponding data and ratios of publicly traded companies that Needham & Company deemed generally relevant because they have lines of business that may be considered similar to MACOM’s lines of business because they produce similar products. These companies, referred to as the “MACOM Selected Companies,” consisted of the following:

Broadcom Corporation

Cobham plc

Microsemi Corporation

Qorvo, Inc.

Skyworks Solutions, Inc.

The following tables set forth information concerning the following multiples for the MACOM Selected Companies and for MACOM:

•	enterprise value as a multiple of LTM revenues;

•	enterprise value as a multiple of projected CY 2016, 2016 and 2017 revenues;

•	enterprise value as a multiple of LTM EBITDA;

•	enterprise value as a multiple of projected CY 2016, 2017 and 2018 EBITDA;

•	price as a multiple of LTM EPS; and

•	price as a multiple of projected CY 2016, 2017 and 2018 EPS.

Needham & Company calculated multiples for the MACOM Selected Companies using consensus research analyst projections and the closing stock prices for the MACOM Selected Companies on November 18, 2016. Needham & Company calculated multiples for MACOM using consensus research analyst projections and the closing stock price for MACOM common stock on November 18, 2016.

	Selected Companies				MACOM
	High	Low	Mean	Median
Enterprise value to LTM revenues	7.5x	1.6x	4.2x	4.2x	5.2x
Enterprise value to projected CY 2016 revenues	5.6x	1.8x	3.8x	4.2x	4.8x
Enterprise value to projected CY 2017 revenues	5.0x	1.7x	3.5x	3.7x	4.2x
Enterprise value to projected CY 2018 revenues	4.7x	1.7x	3.3x	3.4x	3.8x
Enterprise value to LTM EBITDA	17.4x	8.5x	12.1x	9.4x	17.6x
Enterprise value to projected CY 2016 EBITDA	15.5x	7.9x	10.8x	10.5x	16.2x
Enterprise value to projected CY 2017 EBITDA	12.8x	7.1x	9.4x	9.4x	12.5x
Enterprise value to projected CY 2018 EBITDA	11.6x	5.8x	8.6x	8.6x	11.0x
Price to LTM EPS	17.8x	10.2x	14.1x	14.0x	24.6x
Price to projected CY 2016 EPS	17.2x	11.9x	14.3x	14.2x	22.8x
Price to projected CY 2017 EPS	13.9x	10.2x	12.3x	12.3x	17.3x
Price to projected CY 2018 EPS	12.7x	8.4x	11.0x	11.4x	14.9x

Pro Forma Transaction Analysis

Needham & Company prepared illustrative pro forma analyses of the financial impact of the first merger based on the transaction consideration, estimated financial results of AppliedMicro and MACOM for fiscal years ending September 30, 2017 and 2018 (referred to as MACOM FY 2017 and MACOM FY 2018, respectively), and estimated transaction expenses, and assuming cost savings and other synergies resulting from the transactions. The estimated financial results of AppliedMicro and transaction expenses and synergies were based upon AppliedMicro management’s estimates, and assumed that MACOM would dispose of or exit AppliedMicro’s ARM business after completion of the transaction. These estimates excluded $2 million and $21 million in revenues and $71 million and $95 million in total costs associated with the ARM business in MACOM FY 2017 and MACOM FY 2018, respectively which were based on Company management’s estimates. The estimated financial results of MACOM were based on certain research analyst projections. The estimated cost savings and other synergies, aggregating $29.2 million and $35.5 million in MACOM FY 2017 and MACOM FY 2018, respectively, were based on AppliedMicro management’s estimates. Based upon these estimates and assumptions, Needham & Company noted that the transactions would result in accretion to the estimated EPS of MACOM for MACOM FY 2017 and MACOM FY 2018. The actual operating or financial results achieved by the combined entity may vary from estimated results, and these variations may be material.

Present Value of Future MACOM Pro Forma Share Price Analysis

Needham & Company performed an illustrative analysis of the implied present value of the future pro forma price per share of MACOM common stock, using estimated financial results for MACOM and AppliedMicro for MACOM FY 2017 and MACOM FY 2018, and estimated transaction expenses and synergies resulting from the transactions, in each case based on the information sources described under “Pro Forma Transaction Analysis” above. The analysis is designed to provide an indication of the offer value, by adding the cash consideration of $3.25 per share to the theoretical value of 0.1089 of a share of MACOM common stock, based on the projected pro forma earnings per share of MACOM for MACOM FY 2017 and MACOM 2018 and the assumed price to earnings multiple.

Needham & Company calculated a range of implied present values of the future pro forma prices per share of MACOM common stock for MACOM FY 2017 and MACOM FY 2018 by applying a range of price to LTM earnings multiples from 18.0x to 24.0x, and a range of synergies to be realized from $0 to $29.2 million and $0 to $35.5 million for MACOM FY 2017 and MACOM FY 2018, respectively, and then discounting to present value using a discount rate of 14.5% reflecting an estimate of MACOM’s cost of equity. The range of multiples was selected by Needham & Company utilizing its professional judgment and experience by reference to current trading multiples of the MACOM. The range of synergies was selected by Needham & Company utilizing its professional judgment and experience by reference to AppliedMicro management’s estimates. The following table presents the results of these analyses:

	MACOM FY 2017	MACOM FY 2018
Implied Offer Value	$8.07 – $10.58	$8.41 – $11.09

Miscellaneous

No company, transaction or business used in the “AppliedMicro Selected Companies Analysis,” “Selected Transactions Analysis,” “Premiums Paid Analysis” or “MACOM Selected Companies Analysis” as a comparison is identical to AppliedMicro or MACOM or to the transactions. Accordingly, an evaluation of the results of these analyses is not entirely mathematical; rather, it involves complex considerations and judgments concerning differences in the financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the selected companies or selected transactions or the business segment, company or transaction to which they are being compared.

The summary set forth above does not purport to be a complete description of the analyses performed by Needham & Company in connection with the rendering of its opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Accordingly, Needham & Company believes that its analyses must be considered as a whole and that selecting portions of its analyses or the factors it considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying its analyses and opinion. Needham & Company did not attribute any specific weight to any factor or analysis considered by it. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis.

In performing its analyses, Needham & Company made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond AppliedMicro’s or MACOM’s control. Any estimates contained in or underlying these analyses, including estimates of AppliedMicro’s and MACOM’s future performance, are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those estimates. Additionally, analyses relating to the values of businesses or assets do not purport to be appraisals or necessarily reflect the prices at which businesses or assets may actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. Needham & Company’s opinion and its related analyses were only one of many factors considered by the AppliedMicro board of directors in their evaluation of the transactions and should not be viewed as determinative of the views of the AppliedMicro board of directors or management with respect to the transaction consideration.

Under the terms of the Company’s engagement letter with Needham & Company, the Company has paid or agreed to pay a nonrefundable fee of $600,000 that became payable upon Needham & Company’s delivery of its opinion with respect to the Merger Agreement and no portion of Needham & Company’s fee is contingent on the successful completion of the Offer or the Merger. In addition, the Company has agreed to reimburse Needham & Company for certain of its out-of-pocket expenses and to indemnify Needham & Company and related persons against various liabilities, including certain liabilities under the federal securities laws.

Needham & Company is a nationally recognized investment banking firm. As part of its investment banking services, Needham & Company is regularly engaged in the valuation of businesses and their securities in connection with merger and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes. Needham & Company believes that it was retained by the AppliedMicro board of directors as a financial advisor to provide its opinion based on Needham & Company’s experience as a financial advisor in mergers and acquisitions as well as Needham & Company’s familiarity with AppliedMicro and its industry generally. Needham & Company has not in the past two years provided investment banking or financial advisory services to AppliedMicro unrelated to its current engagement for which it has received compensation. Needham & Company has not in the past two years provided investment banking or financial advisory services to MACOM or the Purchaser for which it has received compensation. Needham & Company may in the future provide investment banking and financial advisory services to AppliedMicro, MACOM, or their respective affiliates unrelated to the transactions, for which services Needham & Company would expect to receive compensation. In the normal course of its business, Needham & Company may actively trade equity securities of AppliedMicro and MACOM for its own account or for the account of its customers or affiliates and, therefore, may at any time hold a long or short position in those securities.

Certain Financial Forecasts of AppliedMicro

AppliedMicro does not, as a matter of course, make detailed or long-term public forecasts or projections as to its future financial performance due to the unpredictability of the underlying assumptions and estimates. However, AppliedMicro’s management regularly prepared internal forecasts and projections for use by the board of directors and management for planning and decision-making purposes. In addition, in connection with the strategic process, including, without limitation, the due diligence process and evaluation of the offer, the merger agreement and the transactions, AppliedMicro’s senior management prepared financial projections for fiscal years 2017 through 2020, including certain projections of AppliedMicro’s operations presented by line of business (the “projections”). These projections were provided to the AppliedMicro board of directors, Morgan Stanley, Needham & Company, and MACOM, in preparation for their analysis and evaluation of AppliedMicro and its businesses. To give AppliedMicro stockholders access to certain nonpublic information that was available to MACOM and the AppliedMicro board of directors at the time of the evaluation of the merger agreement and the transactions AppliedMicro’s senior management has included these projections below.

These projections were developed from historical financial statements and a series of assumptions and estimates of management related to future trends and did not give effect to any changes or expenses as a result of the offer, the merger agreement or the transactions or any other effects of such terms. AppliedMicro has one operating segment and therefore one reportable segment, and its management evaluates AppliedMicro’s performance and makes decisions regarding allocation of resources based on overall AppliedMicro results. AppliedMicro does not provide line of business operating results on a standalone business, and the separate line of business projections set forth below were prepared and provided only for diligence and valuation purposes with respect to the proposed transactions. The projections were prepared by AppliedMicro’s management for internal use and were not prepared with a view toward public disclosure, except to the parties identified above, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts or generally accepted accounting principles. The projections do not comply with generally accepted accounting principles. No independent registered public accounting firm, has examined, compiled, nor performed any procedures with respect to the accompanying projected financial information, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. The projections were prepared by employees of AppliedMicro without the assistance of MACOM, Purchaser or any of their affiliates.

Before entering into the merger agreement, representatives of MACOM and the Purchaser conducted a due diligence review of AppliedMicro, and in connection with their review MACOM and the Purchaser received certain non-public information concerning AppliedMicro, including the projections that were also furnished to Morgan Stanley and Needham & Company. AppliedMicro management and the AppliedMicro board of directors instructed Morgan Stanley and Needham & Company to rely on these projections for the purposes of rendering their fairness opinions described in more detail above. AppliedMicro’s management also advised MACOM and Purchaser that the financial projections provided to them on November 14, 2016 and set forth below for fiscal years 2017 through 2020 represented AppliedMicro’s management’s best estimate as to AppliedMicro’s future performance on a stand-alone basis.

These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of AppliedMicro and exclude, among other things, transaction-related expenses. The projections show condensed operating results, EBIT and EBITDA for WholeCo and AppliedMicro’s three separate lines of business, Connectivity, ARM and PowerPC. Important factors that may affect actual results and results of AppliedMicro’s operations, or could lead to the projections not being achieved include, but are not limited to: customer demand for AppliedMicro’s products, successful and timely development of products, an evolving competitive landscape, rapid technological change, increased supplier lead times and other supply chain constraints, the businesses and budgeting decisions of AppliedMicro’s major customers, which may cause delays, reductions, rescheduling or cancellation of customer orders, successful management and retention of key personnel and service providers, market acceptance of new products and technologies, legal and regulatory developments, unexpected expenses and general economic conditions, and do not take into account any restructuring or related activities that AppliedMicro may undertake, and other factors that are more fully described in the “Risk Factors” section of AppliedMicro’s Annual Report on Form 10-K for the fiscal year ended March 31, 2016, Quarterly Report on Form 10Q for the fiscal quarter ended June 30, 2016, and Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2016, as filed with the SEC. The assumptions upon which the projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions, financial market conditions and conditions in the industries in which AppliedMicro operates, all of which are difficult or impossible to predict accurately and many of which are beyond the control of AppliedMicro and its management. The projections also reflect assumptions as to certain business decisions that are subject to change.

Accordingly, there can be no assurance that the projections will be realized, and actual results may vary materially from those shown. The inclusion of the projections in this prospectus/offer should not be regarded as an indication that any member of AppliedMicro or any of their respective affiliates, advisors, officers, directors, partners, members or representatives considered or consider the projections to be predictive of actual future events, and the internal financial forecasts should not be relied upon as such. Neither AppliedMicro nor any of its respective affiliates, advisors, officers, directors, partners, members or representatives can give you any assurance that actual results will not differ from the projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the projections to reflect circumstances existing after the date such projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. Neither AppliedMicro nor any of their respective affiliates intends to make publicly available an update or other revisions to the projections. Neither AppliedMicro nor any of their respective affiliates, advisors, officers, directors, partners, members or representatives has made or makes any representation to any stockholder or other person regarding the ultimate performance of AppliedMicro compared to the information contained in the projections or that the projections will be achieved. AppliedMicro has made no representation to MACOM or Purchaser or any of their respective affiliates concerning the projections.

The summary of the projections is not being included in this prospectus/offer to influence any stockholder’s decision whether to tender their shares in the offer, but because this information was made available by AppliedMicro to MACOM, the Purchaser, Morgan Stanley and Needham & Company. The information from the projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding AppliedMicro contained in AppliedMicro’s public filings with the SEC.

All projections are forward-looking statements. These and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified above and the cautionary statements contained in AppliedMicro’s Annual Report on Form 10-K for the fiscal year ended March 31, 2016 and Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2016. Any provisions of the Private Securities Litigation Reform Act of 1995 that may be referenced in these, or AppliedMicro’s other, periodic reports are not applicable to any forward looking statements made in connection with the offer.

Stockholders are cautioned not to place undue reliance on the projections included in this prospectus/offer.

The tables below present selected projected financial information for the fiscal years ending March 31, 2017 through 2020.

	For Fiscal Year
	Ending March 31
(Whole Co. $ in millions)	2017E	2018E	2019E	2020E
Revenue	$169	$160	$232	$345
Operating Income (1)	$(1)	$(38)	$(6)	$68
Adjusted EBITDA (2)	$6	$(27)	$10	$85
Net Income (Loss) (3)	$(0)	$(38)	$(6)	$68
EPS (4)	$—	$(0.42)	$(0.06)	$0.74

	For Fiscal Year
	Ending March 31
(Connectivity $ in millions) (5)	2017E	2018E	2019E	2020E
Revenue	$102	$138	$170	$207
Operating Income	$25	$35	$52	$75
Adjusted EBITDA	$28	$41	$61	$86
Net Income (Loss)	$25	$35	$52	$75

	For Fiscal Year
	Ending March 31
(PowerPC $ in millions) (5)	2017E	2018E	2019E	2020E
Revenue	$66	$15	$11	—
Operating Income	$34	$3	$2	—
Adjusted EBITDA	$34	$3	$2	—
Net Income (Loss)	$34	$3	$2	—

	For Fiscal Year
	Ending March 31
(ARM $ in millions) (5)	2017E	2018E	2019E	2020E
Revenue	$2	$7	$51	$138
Operating Income	$(59)	$(76)	$(60)	$(7)
Adjusted EBITDA	$(56)	$(71)	$(54)	$(1)
Net Income (Loss)	$(59)	$(76)	$(60)	$(7)

Notes:

1.	Operating Income (Loss), as used in these projections, is a non-GAAP financial measure and represents GAAP operating income (loss) adjusted to exclude stock-based compensation and transaction related expenses.
2.	Adjusted EBITDA, as used in these projections, represents earnings before interest income, taxes, depreciation and amortization presented on a non-GAAP basis excluding stock-based compensation and transaction related expenses.
3.	Net Income (Loss), as used in these projections, is a non-GAAP financial measure and represents GAAP net income (loss) adjusted to exclude stock-based compensation and transaction related expenses.
4.	Earnings per share, as used in these projections, is a non-GAAP financial measure.
5.	The Whole Co. projections are the arithmetic sum of the amounts in the Connectivity, PowerPC and ARM tables, rounded.

The following “Management Case” for prospective unlevered free cash flows was used by Morgan Stanley in its financial analysis and was derived from forecasts provided by AppliedMicro senior management for the fourth quarter of fiscal year 2017 and fiscal years 2018 through 2020, and extrapolations for fiscal years 2021 through 2026 based on guidance provided by AppliedMicro management. Needham & Company used the prospective unlevered free cash flows derived from forecasts provided by AppliedMicro senior management for the fourth quarter of fiscal year 2017 and fiscal years 2018 through 2020 in its financial analysis.

	Unaudited “Management Case” Forecasts (in millions of U.S. dollars)
	Fiscal quarter ended March 31,	Fiscal year ended March 31,									Terminal Year ended March 31,
	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2026E
Adjusted EBITDA (1)	(0)	(27)	10	85	141	203	239	263	280	291	291
Less: Stock Based Compensation	(6)	(29)	(33)	(34)	(40)	(45)	(55)	(61)	(66)	(69)	(69)
Less: Taxes (2)	(0)	(0)	(0)	(12)	(27)	(44)	(52)	(56)	(60)	(62)	(62)
Less: Increase in Net Working Capital (3)	(2)	(3)	(15)	(10)	(19)	(19)	(18)	(12)	(9)	(5)	(5)
Less: Capital Expenditures	(5)	(18)	(25)	(16)	(28)	(35)	(39)	(43)	(46)	(45)	(45)
Unlevered Free Cash Flows (4)	(12)	(77)	(63)	13	26	58	75	90	99	110	110

Notes:

1.	Per projections in the table preceding the above table, except for the fourth quarter of the fiscal year ending March 31, 2017, with the adjustments listed in note 2 to such table.
2.	35% tax rate.
3.	(Inventory + accounts receivable) – accounts payable.
4.	Needham & Company advised AppliedMicro senior management that its free cash flow figure is a non-GAAP financial measure calculated by starting with operating income (as shown in the projections table in this section) and subtracting cash taxes payable, capital expenditures, and investment in working capital, and then adding back depreciation and amortization expense. The free cash flow figures for the fiscal quarter ending March 31, 2017 and the fiscal years ending March 31, 2018 through March 31, 2020 used in the Needham & Company analysis may differ from those reflected in the table above because Needham & Company calculates cash taxes payable as 35% of positive EBIT. Needham & Company utilizes this method due to the uncertainty related to AppliedMicro’s ability to recognize tax benefits of net operating losses or other tax credits due to potential Section 382 of the Code ownership changes and other factors. Any tax benefits from net operating losses or other tax credits are calculated, whether existing, created, or used during the projection period and beyond, on a separate schedule from the discounted cash flow analysis. The present value of this benefit, on a per share basis, is included as a separate line item in the Needham & Company Discounted Cash Flow Analysis.

The following “Company Street Case” for prospective unlevered free cash flows was also used by Morgan Stanley in its financial analysis and was derived from Thompson consensus forecasts as of November 18, 2016 for the fourth quarter of fiscal year 2017 and fiscal year 2018 and with extrapolations for fiscal years 2019 through 2026 based on guidance provided by AppliedMicro’s senior management.

	Unaudited “Company Street Case” Forecasts (in millions of U.S. dollars)
	Fiscal quarter ended March 31,	Fiscal year ended March 31,									Terminal Year ended March 31,
	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2026E
Adjusted EBITDA	3	29	45	66	87	108	128	146	156	162	162
Less: Stock Based Compensation	(6)	(26)	(29)	(30)	(30)	(28)	(27)	(25)	(26)	(27)	(27)
Less: Taxes	(0)	(0)	(2)	(8)	(15)	(22)	(29)	(36)	(39)	(41)	(41)
Less: Increase in Net Working Capital	(0)	(5)	(6)	(8)	(8)	(8)	(7)	(6)	(4)	(2)	(2)
Less: Capital Expenditures	(1)	(4)	(7)	(10)	(12)	(14)	(16)	(17)	(18)	(19)	(19)
Unlevered Free Cash Flows	(5)	(6)	1	10	22	36	49	62	69	73	73

None of AppliedMicro, MACOM, or their respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any AppliedMicro stockholders or any other person regarding AppliedMicro’s ultimate performance compared to the information contained in the forecasts or that forecasted results will be achieved.

Ownership of MACOM After the Transactions

It is estimated that former stockholders of AppliedMicro will own in the aggregate approximately 16.1% of the outstanding shares of MACOM common stock immediately following consummation of the transaction, assuming that:

•	MACOM acquires through the offer and the first merger one hundred percent (100%) of the outstanding shares of common stock of AppliedMicro;

•	in the offer and the first merger, MACOM issues 10,354,000 shares of MACOM common stock as part of the transaction consideration (see Note 2 to the “Unaudited Pro Forma Condensed Combined Financial Statements” for the calculation of the estimated shares to be issued); and

•	immediately following completion of the transactions, there are 64,151,893 shares of MACOM common stock outstanding (calculated by adding 53,797,893, the number of shares of MACOM common stock outstanding as of January 12, 2017 (excluding treasury shares), plus 10,354,000, the number of shares of MACOM common stock estimated to be issued as part of the transaction consideration).

Dissenters’ Rights

No appraisal rights are available to AppliedMicro stockholders in connection with the offer. However, if the first merger is consummated, the holders of shares of AppliedMicro common stock immediately prior to the effective time who (1) did not tender their shares of AppliedMicro common stock in the offer; (2) follow the procedures set forth in Section 262 of the DGCL; and (3) do not thereafter withdraw their demand for appraisal of such shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such shares, exclusive of any element of value arising from the accomplishment or expectation of the transactions, together with a fair rate of interest, as determined by such court.

The “fair value” of any shares of AppliedMicro common stock could be based upon considerations other than, or in addition to, the price paid in the offer and the first merger and the market value of such shares. AppliedMicro stockholders should recognize that the value so determined could be higher or lower than, or the same as, the consideration payable in the offer and the first merger. Moreover, MACOM and AppliedMicro may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such shares of AppliedMicro common stock is less than such amount.

Under Section 262 of the DGCL, if a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the first surviving company within ten (10) days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who is entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 will constitute the formal notice of appraisal rights under Section 262 of the DGCL.

As will be described more fully in the Schedule 14D-9, if a AppliedMicro stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•	within the later of the consummation of the offer and twenty (20) days after the mailing of the Schedule 14D-9, deliver to AppliedMicro a written demand for appraisal of shares of AppliedMicro common stock held, which demand must reasonably inform AppliedMicro of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender AppliedMicro shares in the offer and, if applicable, not vote AppliedMicro shares in favor of the merger agreement; and

•	continuously hold of record the shares from the date on which the written demand for appraisal is made through the effective time.

This does not purport to be a complete statement of the procedures to be followed by AppliedMicro stockholders desiring to exercise any appraisal rights and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of Delaware law. A copy of Section 262 of the DGCL was included as Annex C to the Schedule 14D-9 which has been filed by AppliedMicro with the SEC.

Plans for AppliedMicro

In connection with the offer, MACOM has reviewed and will continue to review various possible business strategies that it might consider in the event that MACOM acquires control of AppliedMicro pursuant to the offer and the first merger. MACOM intends to divest a portion of AppliedMicro’s compute business and following a review of additional information regarding AppliedMicro, other changes could include, among other things, changes in AppliedMicro’s business, operations, personnel, employee benefit plans, corporate structure, capitalization and management. See also “The Transactions – MACOM’s Reasons for the Transactions.”

Delisting and Termination of Registration

Following consummation of the transactions, shares of AppliedMicro common stock will no longer be eligible for inclusion on Nasdaq and will be withdrawn from listing. Assuming that AppliedMicro qualifies for termination of registration under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) after the transactions are consummated, MACOM also intends to seek to terminate the registration of shares of AppliedMicro common stock under the Exchange Act.

Board of Directors, Management and Organizational Documents

Upon consummation of the first merger, subject to applicable law, the directors of the Purchaser immediately prior to the effective time will become the initial directors of the first surviving company, and the officers of the Purchaser immediately prior to the effective time will continue as the officers of the first surviving company. At the effective time, the amended and restated certificate of incorporation of AppliedMicro, as amended (the “AppliedMicro Charter”), and the amended and restated bylaws of AppliedMicro (the “AppliedMicro Bylaws”) will be the certificate of incorporation and bylaws of the first surviving company.

Upon consummation of the second merger, subject to applicable law, the manager of Merger Sub immediately prior to the second effective time will become the manager of the surviving company, and, except as otherwise determined by MACOM prior to the second effective time, the officers of the corporation surviving the first merger immediately prior to the second effective time will be the officers of the company surviving the second merger. At the second effective time, the certificate of formation and limited liability company agreement of Merger Sub will be the certificate of formation and limited liability company agreement of the surviving company. From and after the effective time until the sixth (6th) anniversary thereof, the organizational documents of the surviving company as of the effective time of the second merger will contain provisions no less favorable with respect to indemnification, advancement of expenses and limitation of director, officer and employee liability for individuals who were, prior to the effective time, directors or officers of AppliedMicro, than are presently set forth in the organizational documents of AppliedMicro and certain indemnification agreements between AppliedMicro and directors and officers.

After MACOM’s review of AppliedMicro and its corporate structure, management and personnel, MACOM will determine what additional changes, if any, are desirable.

Regulatory Approvals

MACOM is not aware of any governmental license or regulatory permit that is material to AppliedMicro’s business and might be adversely affected by the Purchaser’s acquisition of AppliedMicro shares pursuant to the transactions or, except as described below or of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for the Purchaser’s acquisition or ownership of AppliedMicro shares pursuant to the transactions. Should any of these approvals or other actions be required, MACOM and the Purchaser currently contemplate that these approvals or other actions will be sought. There can be no assurance that (a) any of these approvals or other actions, if needed, will be obtained (with or without substantial conditions), (b) if these approvals were not obtained or these other actions were not taken adverse consequences would not result to AppliedMicro’s business or (c) certain parts of AppliedMicro’s or MACOM’s businesses, or those of any of their respective subsidiaries’ businesses, would not have to be disposed of or held separate.

MACOM and AppliedMicro agreed to use their respective reasonable best efforts to obtain any required governmental or third party consents and approvals required in connection with the transactions (including in connection with the HSR Act) and, including with respect to antitrust laws, use their reasonable efforts to obtain any consent, authorization or approval of any governmental entity required as described in the merger agreement as promptly as reasonably practicable.

It is a condition to completion of the transactions the waiting period under the HSR Act has expired or been terminated. Accordingly, and in accordance with their obligations under the merger agreement, MACOM filed a Notification and Report Form with respect to the transactions with the Antitrust Division and the FTC on

December 5, 2016. AppliedMicro also filed a Notification and Report Form with respect to the transactions with the Antitrust Division and the FTC on December 5, 2016.

On December 12, 2016, the FTC granted early termination of the waiting period under the HSR Act. With such early termination, the condition to the offer relating to the expiration or termination of the HSR Act waiting period has been satisfied.

At any time before or after consummation of the transactions, notwithstanding any termination or expiration of the waiting period under the HSR Act, the FTC or the Antitrust Division could take such action under the antitrust laws as it deems necessary under the applicable statutes, including seeking to enjoin the completion of the transactions, seeking divestiture of substantial assets of the parties or requiring the parties to license, or hold separate, assets or terminate existing relationships and contractual rights. At any time before or after the completion of the transactions, and notwithstanding any termination or expiration of the waiting period under the HSR Act, any state or other governmental entity could take such action under the antitrust laws as it deems necessary. Such action could include seeking to enjoin the completion of the transactions or seeking divestiture of substantial assets of the parties, or requiring the parties to license, or hold separate, assets or terminate existing relationships and contractual rights. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the transactions on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

Litigation Related to the Transaction

Kevin Nygren v. Applied Micro Circuits Corporation, Cesar Cesaratto, Paul R. Gray, Fred Shlapak, Robert F. Sproull, Duston Williams, Paramesh Gopi, and Christopher Zepf, No. C-16-7400-VC (N.D. Cal.).

On December 29, 2016, Kevin Nygren, who alleges that he owns 100 shares of AppliedMicro’s common stock, filed a complaint in the United States District Court for the Northern District of California against AppliedMicro and its board of directors. The complaint alleges that AppliedMicro’s Schedule 14D-9 filed with the SEC on December 21, 2016 misstates or omits material facts regarding the process that led to the merger agreement, the opinions and analyses of AppliedMicro’s financial advisors, the transaction consideration, the intrinsic value of AppliedMicro, and unspecified potential conflicts of interest faced by certain individual defendants. Based on these allegations, the complaint asserts putative class claims under Sections 14(e) of the Exchange Act (Count I), Section 14(d)(9) of the Exchange Act and SEC Rule 14d-9 (Count II), and Section 20(a) of the Exchange Act (Count III). The complaint seeks certification of a class; preliminary and permanent injunctions barring the proposed transaction with MACOM; declaratory relief; and an accounting for damages allegedly caused by and profits and special benefits allegedly obtained as a result of the defendants’ actions. Defense counsel has agreed to waive formal service of summons.

On January 9, 2017, Nygren filed an ex parte motion with the court seeking a temporary restraining order barring AppliedMicro from consummating its sale or causing the expiration of MACOM’s tender offer, seeking expedited discovery and a seeking a hearing to be held on or before January 25, 2017 on a motion (not yet filed) for a preliminary injunction.

On January 17, 2017, Nygren withdrew his ex parte motion without prejudice stating to the court that AppliedMicro’s supplemental disclosures provided shareholders with the information identified in plaintiff’s complaint and motion for temporary restraining order.

Deven Shah v. Applied Micro Circuits Corporation, Cesar Cesaratto, Paul R. Gray, Fred Shlapak, Robert F. Sproull, Duston Williams, Paramesh Gopi, and Christopher Zepf, No. C-17-151 (N.D. Cal.).

On January 12, 2017, Deven Shah, alleging that he owns 10,000 shares of AppliedMicro’s common stock, filed a complaint in the United States District Court for the Northern District of California against AppliedMicro and its board of directors. The Shah complaint repeats, essentially verbatim, the allegations and legal theories of the Nygren complaint; the two complaints were filed by the same local counsel. Counsel for Nygren has indicated that the two plaintiffs will seek to consolidate the two cases into one and that counsel for the two plaintiffs are working together.

Interests of Certain Persons in the Transactions

AppliedMicro’s directors and executive officers may have interests in the offer, the mergers and the other transactions contemplated by the merger agreement that are different from, or in addition to, the interests of the AppliedMicro stockholders generally. These interests may create potential conflicts of interest. The AppliedMicro board of directors was aware of these interests and considered them, among other matters, in approving the merger agreement and the transactions described therein.

Treatment of Equity and Equity-Based Awards

Certain AppliedMicro directors and executive officers hold equity and/or one or more of the following equity-based awards: options to acquire shares of AppliedMicro common stock (“AppliedMicro options”) and AppliedMicro restricted stock units (“AppliedMicro RSUs”), which equity and equity-based awards will be treated as follows in connection with the transactions.

AppliedMicro Options

Each AppliedMicro option that is outstanding and unexercised as of immediately prior to the effective time and that has a per-share exercise price less than the sum of the cash consideration plus the product of the stock consideration multiplied by the closing price of MACOM common stock on Nasdaq on the last trading day immediately prior to the effective time, to the extent vested in accordance with its terms as of the effective time (each, a “vested in-the-money AppliedMicro option”), will be cancelled as of the effective time and thereafter will only entitle the holder of such AppliedMicro option to receive (without interest) an amount in cash and a number of shares of MACOM common stock equal to the product of the (i) transaction consideration (with the stock consideration valued based on the closing price of the MACOM common stock on Nasdaq on the last trading day immediately prior to the effective time), multiplied by (ii) that number of whole and partial (computed to the nearest four decimal places) shares of AppliedMicro common stock equal to the excess of (A) the total number of shares of AppliedMicro common stock then subject to such AppliedMicro option over (B) the number of whole and partial (computed to the nearest four decimal places) shares of AppliedMicro common stock that, when multiplied by the closing price of the AppliedMicro common stock on Nasdaq on the last trading day immediately prior to the effective time, is equal to the aggregate exercise price of such AppliedMicro option (the “option consideration”). The option consideration will be paid in cash and MACOM common stock in the same proportion as is paid to AppliedMicro stockholders generally in connection with the transactions, except that MACOM may pay the option consideration in cash in excess of such proportion or wholly in cash.

Each AppliedMicro option other than a vested in-the-money AppliedMicro option that is outstanding and unexercised as of immediately prior to the effective time will be cancelled as of immediately prior to the effective time and converted into, as of the effective time, and thereafter evidence an award of stock options exercisable for shares of MACOM common stock with respect to that number of shares of MACOM common stock equal to (i) the number of whole shares of AppliedMicro common stock underlying the AppliedMicro option from which it was converted immediately prior to the effective time, multiplied by (ii) a fraction (computed to the nearest four decimal places) the numerator of which is the fair market value of one share of AppliedMicro common stock and the denominator of which is the fair market value of one share of MACOM common stock (with the fair market value of AppliedMicro common stock and MACOM common stock determined based on their respective closing prices on Nasdaq on the last trading day immediately prior to the effective time) (after such conversion, a “rollover option”). Each rollover option will have an exercise price per share of MACOM common stock (rounded up to the nearest whole cent) equal to (1)(A) the per share exercise price for the corresponding AppliedMicro option, divided by (B) the fair market value of one share of AppliedMicro common stock, which quotient will be multiplied by (2) the fair market value of one share of MACOM common stock (with the fair market value of AppliedMicro common stock and MACOM common stock determined based on their respective closing prices on Nasdaq on the last trading day immediately prior to the effective time), and will be subject to the same vesting terms and conditions as had been applied to the corresponding AppliedMicro option immediately prior to the effective time, subject to such modifications as required for the conversion to be consistent with exemption from Sections 409A and 424 of the Code or as may be reasonably determined by MACOM.

The approximate value of the option consideration and the approximate number of shares of MACOM common stock underlying the rollover options that each director and executive officer of AppliedMicro is expected to receive in exchange for his or her AppliedMicro options (assuming that each such director and executive officer does not otherwise forfeit or exercise any outstanding and vested AppliedMicro options prior to the effective time) is in each case set forth in the table below. This information is based on the number of shares of AppliedMicro common stock subject to the AppliedMicro options held by AppliedMicro’s directors and executive officers as of December 15, 2016, a price per share of AppliedMicro common stock of $8.46 and a price per share of MACOM common stock of $48.03 (which are their respective average closing prices on Nasdaq over the first five (5) business days (November 22, 2016 through November 29, 2016) following November 21, 2016, the date on which the execution of the merger agreement was first publicly announced). The amounts set forth in the table below are calculated before any taxes that may be due on such amounts are paid.

Name of Executive Officer or Director	Number of Shares Subject to Vested in- the-Money AppliedMicro Options (1)	Option Consideration ($)(2)	Number of Shares Subject to AppliedMicro Options other than Vested-in- the-Money AppliedMicro Options	Number of Shares of MACOM Common Stock Subject to Rollover Options Received in respect of AppliedMicro Options other than Vested in-the-Money AppliedMicro Options (3)	Total Value of AppliedMicro Options (not including Rollover Options)($)
Cesar Cesaratto	35,000	48,070	32,500	5,721	48,070
Dr. Paul R. Gray	25,000	34,335	12,500	2,200	34,335
Theodore R. (“Fred”) Shlapak	18,750	33,395	25,000	4,401	33,395
Dr. Robert F. Sproull	12,500	24,999	—	—	24,999
Duston M. Williams	—	—	—	—	—
Christopher P. Zepf	—	—	—	—	—
Dr. Paramesh Gopi	260,000	349,243	120,000	21,132	349,243
Martin S. McDermut	—	—	—	—	—
Karen Rogge	—	—	—	—	—
Douglas T. Ahrens	—	—	—	—	—
L. William Caraccio	—	—	120,000	21,132	—
Michael Major	—	—	27,600	4,860	—

(1)	For purposes of identifying Vested In-the-Money AppliedMicro Options, the value of the transaction consideration was assumed to be the sum of $3.25 plus $5.23, the latter of which is the product of the stock consideration multiplied by $48.03 per share, which is the average closing price per share of MACOM common stock over the first five business days (November 22, 2016 through November 29, 2016) following the date on which the execution of the merger agreement was first publicly announced.
(2)

After calculation of the number of shares of AppliedMicro common stock underlying such Vested-in-the-Money: AppliedMicro Options that exceed that number of shares with an aggregated spread value equal to the option exercise price (such number determined based on an assumed price per share of AppliedMicro common stock of $8.46, which is the average closing price on Nasdaq over the first five business days (November 22, 2016 through November 29, 2016) following the date on which the execution of the merger agreement was first publicly announced, the option consideration value was calculated based on the sum of (i) the cash consideration, (ii) cash to be received in lieu of fractional shares of MACOM common stock, and (iii) the aggregate value of the stock consideration, based on an assumed price per share of MACOM common stock of $48.03, which the average closing price per share of MACOM common stock over the first five business days (November 22, 2016 through November 29, 2016) following the date on which the execution of the merger agreement was first publically announced.
(3)	For purposes of converting AppliedMicro Options other than Vested in-the-Money AppliedMicro Options to Rollover Options, the price per share of AppliedMicro common stock was assumed to be $8.46 and the price per share of MACOM common stock was assumed to be $48.03, each of which is the average closing price of the respective company’s stock over the first five business days (November 22, 2016 through November 29, 2016) following the date on which the execution of the merger agreement was first publicly announced.

Each AppliedMicro RSU that is outstanding as of the effective time, to the extent vested in accordance with its terms as of the effective time (each, a “vested AppliedMicro RSU”) will be settled in that number of shares of AppliedMicro common stock underlying the vested AppliedMicro RSU as of the effective time and thereafter will entitle the holder of such vested AppliedMicro RSU to receive (without interest) an amount in cash and a number of shares of MACOM common stock equal to the transaction consideration (with the stock consideration valued based on the closing price of MACOM common stock on Nasdaq on the last trading day immediately before the effective time), in respect of each share of AppliedMicro common stock that was subject to such holder’s vested AppliedMicro RSUs (the “RSU consideration”). The RSU consideration will be paid in cash and MACOM common stock in the same proportion as is paid to AppliedMicro stockholders generally in connection with the transactions, except that MACOM may pay the RSU consideration in cash in excess of such proportion or wholly in cash.

Each AppliedMicro RSU that is outstanding as of the effective time and is not a vested AppliedMicro RSU (each, an “unvested AppliedMicro RSU”), will be cancelled as of immediately prior to the effective time and converted into, as of the effective time, and thereafter evidence a RSU award with respect to the number of shares of MACOM common stock that is equal to the product of (A) the number of shares of AppliedMicro common stock subject to such unvested AppliedMicro RSU as of the effective time (for the avoidance of doubt, for AppliedMicro RSUs the vesting and settlement of which are subject, in whole or part, to achievement of specified performance criteria (“MSUs”), only as to that number of shares that become eligible to vest or be accelerated after the effective time under the applicable award agreement or AppliedMicro’s Executive Severance Benefit Plan (the “severance plan”) based on actual or deemed performance, as applicable), multiplied by (B) a fraction, the numerator of which is the fair market value of one share of AppliedMicro common stock and the denominator of which is the fair market value of one share of MACOM common stock (with the fair market value of AppliedMicro common stock and MACOM common stock determined based on their respective closing prices on Nasdaq on the last trading day immediately prior to the effective time) (after such conversion, “rollover RSUs”). Each rollover RSU will be subject to the same vesting terms and conditions as had applied to the corresponding unvested AppliedMicro RSU immediately prior to the effective time, except for such terms rendered inoperative by reason of the merger (including, to the extent an MSU vests in accordance with its terms as of immediately prior to the effective time or is deemed to vest under the severance plan, as applicable, the elimination of all AppliedMicro common stock price vesting criteria that applied to MSUs prior to the effective time), subject to such adjustments as are reasonably determined by MACOM to be necessary or desirable to give effect to such conversion and the transactions. Each MSU (or portion thereof) will terminate without consideration immediately prior to the effective time to the extent that the applicable performance criteria have not been satisfied (or deemed satisfied under the severance plan) as of the effective time.

The approximate value of the RSU consideration and the approximate number of shares of MACOM common stock underlying the rollover RSUs that each director and executive officer of AppliedMicro is expected to receive in exchange for his or her AppliedMicro RSUs (assuming that such AppliedMicro RSUs are not otherwise forfeited or settled prior to the effective time) is in each case set forth in the table below. This information is based on the number of shares of AppliedMicro common stock underlying to the AppliedMicro RSUs held by AppliedMicro’s directors and executive officers as of December 15, 2016, a price per share of AppliedMicro common stock of $8.46 and a price per share of MACOM common stock of $48.03 (which are their respective average closing prices on Nasdaq over the first five (5) business days (November 22, 2016 through November 28, 2016) following November 21, 2016, the date on which the execution of the merger agreement was first publicly announced). The amounts set forth in the table below are calculated before any taxes that may be due on such amounts are paid.

Name of Executive Officer or Director	Number of Shares Subject to Vested AppliedMicro RSUs (1)	RSU Consideration ($)(2)	Number of Shares Subject to Unvested AppliedMicro RSUs	Number of Shares of MACOM Common Stock Subject to Rollover RSUs Received in respect of Unvested AppliedMicro RSUs (3)	Value of Rollover RSUs Received in respect of Unvested AppliedMicro RSUs($) (4)	Total Value of AppliedMicro RSUs($)
Cesar Cesaratto	5,278	44,760	—	—	—	—
Dr. Paul R. Gray	5,278	44,760	—	—	—	—
Theodore R. (“Fred”) Shlapak	5,278	44,760	—	—	—	—
Dr. Robert F. Sproull	5,278	44,760	—	—	—	—
Duston M. Williams	5,278	44,760	—	—	—	—
Christopher P. Zepf	7,907	67,056	—	—	—	—
Dr. Paramesh Gopi	240,652	2,040,841	231,402	40,759	1,957,655	3,998,496
Martin S. McDermut	—	—	130,000	22,898	1,099,791	1,099,791
Karen Rogge	—	—	—	—	—	—
Douglas T. Ahrens	—	—	—	—	—	—
L. William Caraccio	1,500	12,721	187,776	33,074	1,588,545	1,601,266
Michael Major	1,500	12,721	187,776	33,074	1,588,545	1,601,266

(1)	The number of AppliedMicro directors’ Vested AppliedMicro RSUs reflects that number of AppliedMicro RSUs that will vest on a prorated basis in connection with the merger assuming the merger closed on December 15, 2016. The number of Dr. Gopi’s Vested AppliedMicro RSUs reflects accelerated vesting of 50% of his Unvested AppliedMicro RSUs pursuant to his amended participation notice under the AppliedMicro Severance Plan, as described below under “Dr. Gopi’s Severance Benefits.”
(2)	Calculated based on the sum of (i) the cash consideration, (ii) cash to be received in lieu of fractional shares of MACOM Common Stock, and (iii) the aggregate value of the stock consideration, based on an assumed price per share of MACOM common stock of $48.03, which is the average closing price per share of MACOM common stock over the first five business days (November 22, 2016 through November 29, 2016) following the date on which the execution of the merger agreement was first publicly announced.
(3)	For purposes of converting Unvested AppliedMicro RSUs and MSUs to Rollover RSUs, the price per share of AppliedMicro common stock was assumed to be $8.46 and the price per share of MACOM common stock was assumed to be $48.03, each of which is the average closing price of the respective company’s stock over the first five business days (November 22, 2016 through November 29, 2016) following the date on which the execution of the merger agreement was first publicly announced.
(4)	Calculated based on an assumed price per share of MACOM common stock of $48.03, which is the average closing price per share of MACOM common stock over the first five business days (November 22, 2016 through November 29, 2016) following the date on which the execution of the merger agreement was first publicly announced.

ESPP

Prior to the earlier of the effective time and the commencement of the next regularly scheduled offering period under the ESPP, AppliedMicro will take all actions necessary to ensure that no offering period or purchase period will be authorized or commenced, other than the offering period that commenced on August 1, 2016, that no new participant may begin to participate in the ESPP, and that the purchase price of shares shall not be decreased below the levels set forth in the ESPP on the date of the merger agreement. If closing occurs prior to the end of the offering period in effect on the date of the merger agreement, AppliedMicro will cause the rights of participants to be determined by treating the last business day prior to the effective time as the last day of such offering period and purchase period, with any shares purchased under the ESPP cancelled and converted into the right to receive transaction consideration and any funds remaining in any participant’s account after such purchase to be promptly returned. AppliedMicro will terminate the ESPP and all rights under it effective as of and contingent upon the effective time.

Arrangements with Executive Officers

Under the severance plan, participating employees are eligible for certain severance benefits in the event they experience an involuntary termination of employment without Cause (as defined below) and additional benefits if they experience a “change-in-control termination,” which is an involuntary termination without Cause or a voluntary resignation for Good Reason (as defined below) in either case occurring within one month prior to or 12 months following a change in control of AppliedMicro (which, for purposes of the severance plan, includes the surviving entity following a change in control or the parent company of such surviving entity). The consummation of the transactions contemplated by the merger agreement will constitute a change in control for purposes of the severance plan. Each of the AppliedMicro executive officers participates in the severance plan. The following summarizes the change-in-control termination benefits that could be payable under the severance plan to the AppliedMicro executive officers in connection with a change-in-control termination.

Dr. Gopi’s Severance Benefits

In the event of a change-in-control termination, the severance plan provides that Dr. Gopi would receive a lump sum payment equal to 24 months of his base salary, based on the highest monthly base pay Dr. Gopi was paid by AppliedMicro during the three-year period preceding the employment termination date, plus his target bonus amount under AppliedMicro’s annual bonus plan. In addition, Dr. Gopi would be entitled to receive continued health insurance benefits for 24 months following termination of employment and he would immediately become 100% vested with respect to all of his outstanding AppliedMicro options and AppliedMicro RSUs and a number of his AppliedMicro MSUs equal to the target number of outstanding AppliedMicro MSUs at the time of the change in control. Dr. Gopi would also have 24 months from the date of his employment termination during which he may choose to exercise any of his vested and outstanding AppliedMicro options, but in no event will such exercise period extend past the AppliedMicro option’s expiration date as established at the time of grant.

On December 20, 2016, AppliedMicro’s compensation committee approved an amendment to Dr. Gopi’s participation notice under the severance plan to provide that (i) 50% of the cash severance amount described above will be paid on or as soon as reasonably practicable following the consummation of the transactions, (ii) the remaining 50% of such cash severance amount will be placed in a rabbi trust, (iii) 50% of Dr. Gopi’s outstanding unvested AppliedMicro RSUs and AppliedMicro MSUs will vest immediately prior to the consummation of the transactions, and (iv) the proceeds of Dr. Gopi’s remaining outstanding unvested AppliedMicro RSUs and AppliedMicro MSUs will be placed in a rabbi trust. In addition, during the period beginning on the consummation of the transactions and ending upon the earlier of (i) six months following the consummation of the transactions; and (ii) the sale of AppliedMicro’s ARM-based computing business, Dr. Gopi will receive a base salary of $85,000 per month (prorated for partial months) and standard employee benefits and, to the extent that Dr. Gopi’s existing employee benefits do not continue in substantially their current form, a cash payment in respect of any such benefits that are not so provided to him. Dr. Gopi will also remain eligible to receive the continued health benefits and extended option exercise period described above in the event of a change-in-control termination.

The portion of Dr. Gopi’s cash severance payment and the RSU and MSU proceeds that are held in the rabbi trust will fully vest and be released from the trust upon the earliest of (i) the six month anniversary of the closing of the transactions; (ii) the sale of AppliedMicro’s ARM-based computing business, subject, in the case of (i) or (ii), to his continuing employment through such date; (iii) his termination of employment without Cause (as defined below); and (iv) his resignation for Good Reason (as defined below and as modified by the amendment described below).

Dr. Gopi’s severance benefits are conditioned on his timely entering into and not revoking a general waiver and release of claims.

Messrs. Caraccio, McDermut and Major’s Severance Benefits

With respect to the executive officers other than Dr. Gopi, in the event of a change-in-control termination, Mr. Caraccio will receive a lump sum payment equal to 18 months of his base salary plus his target bonus amount under AppliedMicro’s annual bonus plan and Messrs. McDermut and Major will each receive a lump sum payment equal to 12 months of his base salary. In addition, in the event of a change-in-control termination, such executive officers will receive continued health insurance benefits for the following periods: 18 months for Mr. Caraccio and 12 months for Messrs. McDermut and Major. The base salary for each executive officer is determined based on the highest monthly base pay the executive officer was paid by AppliedMicro during the three-year period preceding the employment termination date.

In the event of a change-in-control termination, the affected executive officer will immediately become 100% vested with respect to all outstanding AppliedMicro options, AppliedMicro RSUs and AppliedMicro MSUs. The number of AppliedMicro MSUs eligible to vest in this respect is equal to the target number of outstanding AppliedMicro MSUs at the time of the applicable change in control of AppliedMicro. In the case of a change-in-control termination, the executive officers will also have the following extended time periods from the date of termination during which they may choose to exercise any vested and outstanding AppliedMicro options: 15 months for Mr. Caraccio and 12 months for Messrs. McDermut and Major. However, in no event will a AppliedMicro option’s exercise period extend past the Company Option’s expiration date as established at the time of grant.

Each of Messrs. Caraccio, McDermut and Major’s severance benefits are conditioned on his timely entering into and not revoking a general waiver and release of claims with AppliedMicro (or its successor as applicable).

The severance plan includes the following defined terms.

•	“Cause” means termination of a participant’s employment for any of the following reasons (i) such participant’s commission of any felony or any crime involving fraud, dishonesty or moral turpitude under the laws of the United States or any state thereof; (ii) such participant’s attempted commission of, or participation in, a fraud or act of dishonesty against AppliedMicro; (iii) such participant’s intentional, material violation of any contract or agreement between the participant and AppliedMicro or of any statutory duty owed to AppliedMicro; (iv) such participant’s unauthorized use or disclosure of the AppliedMicro’s confidential information or trade secrets; or (v) such participant’s gross misconduct. The determination that a termination of the participant’s employment is either for Cause or without Cause shall be made by AppliedMicro in its sole discretion.

•

“Good Reason” means, subject to the further provision below, the occurrence of any of the following events within one month prior to or 11 months following a change in control of AppliedMicro: (i) a material reduction in the participant’s duties or responsibilities (and not solely a change in title or reporting relationships) for any reason other than as a result of the participant’s physical or mental incapacity which impairs his or her ability to materially perform his or her duties or responsibilities, or any other action that has the effect of a material demotion of the participant; (ii) a material reduction by AppliedMicro in such participant’s base salary then currently in effect, and that is not part of a performance-based reduction in base salaries for selected senior executives; or (iii) a relocation of the participant’s principal place of work that results in an increase by more than 50 miles in the one-way driving distance from the participant’s principal residence to the participant’s principal place of work in effect immediately prior to the relocation. However, in no event will a participant have “Good Reason” to resign unless: (a) the participant notifies AppliedMicro in writing, within 30 days after the occurrence of one of the foregoing event(s), specifying the event(s) constituting Good Reason and that he or she intends to terminate his or her employment no earlier than 30 days after providing such notice; (b) AppliedMicro does not cure such condition within 30 days following its receipt of such notice or states unequivocally in writing that it does not intend to attempt to cure such condition (the “cure period”) and (c) the participant resigns from employment within 30 days following the end of the cure period.

For purposes of clause (i) above in the definition of Good Reason, if a change in control results in AppliedMicro continuing in existence as a direct or indirect subsidiary of an acquirer, a severance plan participant shall be considered to have been materially demoted unless given the same position, duties and authority in the ultimate parent of the acquirer.

Effective November 18, 2016 the severance plan was amended to, among other things, modify the definition of Good Reason to provide as follows: (x) AppliedMicro’s Chief Financial Officer, Chief Legal Officer and Chief Human Resources Officer will not be entitled to claim Good Reason under clause (i) of the definition until two months following a change in control of AppliedMicro and (y) AppliedMicro’s Chief Executive Officer may not claim Good Reason under clause (i) of the definition until six months following a change in control of AppliedMicro or, if earlier, the sale of AppliedMicro’s ARM-based computing business, but in any such case the applicable executive officer will be able to resign immediately after the applicable two- or six-month period without providing AppliedMicro (or its successor) any cure period.

Participants in the severance plan are not entitled to any tax “gross up” in respect of excise taxes, if any, that might arise under the “golden parachute” sections of the federal income tax law (Sections 280G and 4999 of the Code), and may be subject to a reduction in benefits if any such excise tax were applicable and the reduced benefit would maximize the after-tax payment to the participant.

Indemnification of Executive Officers and Directors

The merger agreement provides that all rights to exculpation and indemnification (and all rights to advancement of expenses relating thereto) for acts or omissions occurring at or prior to the effective time of the first merger in favor of each current and former director or officer of AppliedMicro, when acting in their capacity as such (each an “AppliedMicro indemnitee” and collectively, the “AppliedMicro indemnitees”), existing on the date of the merger agreement as provided in the AppliedMicro Charter and the AppliedMicro Bylaws or certain indemnification agreements between AppliedMicro and such AppliedMicro indemnitees, will survive and continue in full force and effect for a period of six (6) years after the effective time.

The merger agreement also provides that from and after the effective time, the company surviving the second merger will indemnify and hold harmless each AppliedMicro indemnitee with respect to (a) all acts or omissions by AppliedMicro indemnitees in their capacity as such at any time at or prior to the effective time and (b) any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, to the extent arising out of or pertaining to the offer, the mergers, the merger agreement and any transactions contemplated by the merger agreement, in either case, in each of (a) and (b) to the extent provided by the AppliedMicro Charter and the AppliedMicro Bylaws or certain indemnification agreements between AppliedMicro and such AppliedMicro indemnitees.

From and after the effective time, MACOM will obtain and fully pay the premium for a six (6)year “tail” prepaid policy on terms and conditions no less advantageous to the AppliedMicro indemnitees than AppliedMicro’s directors’ and officers’ insurance policies and fiduciary liability insurance policies (“D&O insurance”) existing as of the date of the merger agreement with respect to any claim related to any period of time at or prior to the effective time or, if substantially equivalent or greater insurance coverage is unavailable, the best available coverage. In the alternative, AppliedMicro may purchase fully-prepaid, and the company surviving the second merger will maintain, for a period of at least six (6) years from the date of the merger agreement, D&O insurance in place as of the date of the merger agreement. In no event, however, will the company surviving the second merger nor MACOM be required to pay for such “tail” prepaid policy more than two hundred fifty percent (250%) of the annual premium paid by AppliedMicro as of the date of the merger agreement for its D&O insurance.

The foregoing summary of the indemnification of executive officers and directors and directors’ and officers’ insurance does not purport to be complete and is qualified in its entirety by reference to the merger agreement, a copy of which is attached to this document as Annex A and incorporated into this document by reference.

Executive Officer and Director Arrangements Following the Mergers

Although it is possible that certain AppliedMicro employees, including AppliedMicro’s executive officers will enter into arrangements with MACOM regarding employment, compensation or benefits prior to the consummation of the Offer, no such arrangements have been entered into as of the date hereof.

Effect of the Mergers on Employee Benefits

The merger agreement provides that, effective as of the effective time and until December 31, 2017, MACOM will provide, or will cause the surviving company to provide, to employees of AppliedMicro or any of its subsidiaries who are employed as of immediately prior to the effective time and who continue to be employed by MACOM or the surviving company or any of their respective subsidiaries following the effective time (the “AppliedMicro employees”), (i) base salaries or wage rates with respect to each AppliedMicro employee that are no less than provided to such AppliedMicro employee immediately prior to the effective time, (ii) employee benefits (other than equity-based compensation) and annual cash bonus opportunities that are substantially comparable to the aggregate employee benefits and annual cash bonus opportunities provided to (x) AppliedMicro employees immediately prior to the effective time or (y) at MACOM’s election, to similarly situated employees of MACOM and its subsidiaries (other than AppliedMicro and its subsidiaries) and (iii) severance benefits that are no less favorable than the severance benefits provided to such AppliedMicro employee immediately prior to the effective time. From and after the effective time, MACOM will, or will cause the surviving company to, continue to honor the milestone or other bonus plans and agreements disclosed by AppliedMicro at the signing of the merger agreement.

Following the effective time, MACOM will, or will cause the surviving company to, cause any employee benefit plans sponsored or maintained by MACOM or the surviving company or any of their subsidiaries in the United States in which AppliedMicro employees are eligible to participate following the closing date, other than any equity-based or qualified or non-qualified defined benefit or deferred compensation plans (collectively, the “post-closing plans”) to recognize the service of each AppliedMicro employee with AppliedMicro and its subsidiaries and their respective predecessors prior to the effective time for purposes of eligibility to participate and vesting under such post-closing plans, in each case, to the same extent such service was recognized immediately prior to the effective time under a comparable AppliedMicro benefit plan in which such AppliedMicro employee was eligible to participate immediately prior to the effective time; provided that such recognition of service will not operate to duplicate any benefits of an AppliedMicro employee with respect to the same period of service. Under each post-closing plan that provides medical, dental, pharmaceutical or vision insurance benefits, for the plan year in which such AppliedMicro employee is first eligible to participate,

MACOM will use reasonable best efforts to (A) cause any pre-existing condition limitations or eligibility waiting periods under such plan to be waived with respect to each AppliedMicro employee to the extent such limitation would have been waived or satisfied under the AppliedMicro benefit plan in which such AppliedMicro employee participated or was eligible to participate in immediately prior to the effective time, and (B) credit each AppliedMicro employee for an amount equal to any eligible expenses incurred by such AppliedMicro employee in the plan year that includes the effective time for purposes of any applicable deductible, coinsurance and annual out-of-pocket expense requirements under any such post-closing plan to the extent such expenses would have been credited under the terms of the applicable AppliedMicro benefit plans.

Unless requested by MACOM not later than ten (10) days prior to the closing date, AppliedMicro will take (or cause to be taken) all actions necessary or appropriate to terminate, effective no later than the day prior to the closing date, any AppliedMicro benefit plan that contains a cash or deferred arrangement intended to qualify under Section 401(k) of the Code (an “AppliedMicro 401(k) plan”). AppliedMicro will provide to MACOM prior to the closing date written evidence of the adoption by AppliedMicro’s board of directors of resolutions authorizing the termination of such AppliedMicro 401(k) plan (the form and substance of which resolutions will be subject to the prior review and approval of MACOM, which approval will not be unreasonably withheld, conditioned or delayed). In the event of such 401(k) plan termination, MACOM will take all actions necessary to allow AppliedMicro employees who meet the age and service eligibility requirements under a 401(k) plan maintained by MACOM or its affiliates (the “MACOM 401(k) plan”) to enroll as soon as reasonably practicable following the closing (and in no event later than sixty (60) days following the effective time) under the MACOM 401(k) plan and to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code), in the form of cash only. AppliedMicro will, and will cause its subsidiaries to, cooperate with MACOM in good faith (including by promptly furnishing such information as is requested by MACOM) in fulfilling MACOM’s obligations described in this paragraph.

Certain Relationships With AppliedMicro

As of the date of this document, MACOM does not own any shares of AppliedMicro common stock. Neither MACOM nor the Purchaser has effected any transaction in the securities of AppliedMicro in the past sixty (60) days. To the best of MACOM and the Purchaser’s knowledge, after reasonable inquiry, none of the directors or executive officers of MACOM or the Purchaser, nor any of their respective associates or majority-owned subsidiaries, beneficially owns or has the right to acquire any securities of AppliedMicro or has effected any transaction in the securities of AppliedMicro during the past sixty (60) days.

Source and Amount of Funds

MACOM estimates that the aggregate amount of cash consideration required to purchase the maximum amount of shares of AppliedMicro common stock sought in the offer is approximately $288 million, which is equal to $3.25 multiplied by 88,581,000 shares of AppliedMicro common stock (see Note 2 to the “Unaudited Pro Forma Condensed Combined Financial Statements” for the calculation of the estimated shares of AppliedMicro common stock entitled to the cash consideration), plus related costs and expenses. MACOM intends to use cash on hand to finance the cash portion of the transactions and the related costs and expenses.

Fees and Expenses

MACOM has retained D.F. King & Co., Inc., as the information agent (the “information agent”) in connection with the offer and the first merger. The information agent may contact holders of shares by mail, email, telephone, facsimile or personal interview and may request brokers, dealers, commercial banks and trust companies and other nominees to forward material relating to the offer and the merger to beneficial owners of shares. MACOM will pay the information agent reasonable and customary compensation for its services in connection with the offer, will reimburse the information agent for its reasonable out-of-pocket expenses and will indemnify the information agent against certain liabilities and expenses, including certain liabilities under the U.S. federal securities laws.

In addition, MACOM has retained American Stock Transfer & Trust Company, LLC, as the exchange agent in connection with the offer and the first merger. MACOM will pay the exchange agent reasonable and customary compensation for its services in connection with the offer, will reimburse the exchange agent for its reasonable out-of-pocket expenses and will indemnify the exchange agent against certain liabilities and expenses, including certain liabilities under the U.S. federal securities laws.

MACOM will reimburse brokers, dealers, commercial banks and trust companies and other nominees, upon request, for customary clerical and mailing expenses incurred by them in forwarding materials related to the offer and the merger to their customers. Except as set forth above, neither MACOM nor the Purchaser will pay any fees or commissions to any broker, dealer or other person for soliciting tenders of shares pursuant to the offer.

Accounting Treatment

In accordance with GAAP, MACOM will account for the acquisition of shares in the transactions under the acquisition method of accounting for business combinations.

Stock Exchange Listing

Shares of MACOM common stock are listed on Nasdaq under the symbol “MTSI.” MACOM intends to submit a supplemental listing application to list on Nasdaq the shares of MACOM common stock that MACOM will issue in the transactions as part of the transaction consideration. Such listing is a condition to completion of the transactions.

Resale of MACOM Common Stock

All MACOM common stock received by AppliedMicro stockholders as consideration in the offer and the first merger will be freely tradable for purposes of the Securities Act, except for MACOM common stock received by any person who is deemed an “affiliate” of MACOM at the time of the closing of the first merger. MACOM common stock held by an affiliate of MACOM may be resold or otherwise transferred without registration in compliance with the volume limitations, manner of sale requirements, notice requirements and other requirements under Rule 144 or as otherwise permitted under the Securities Act. This document does not cover resale of MACOM common stock received upon completion of the offer or the first merger by any person, and no person is authorized to make any use of this document in connection with any resale.

EXCHANGE OFFER PROCEDURES

Distribution of Offering Materials

This document, the related letter of transmittal and other relevant materials will be delivered to record holders of shares of AppliedMicro common stock and to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on AppliedMicro’s stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, so that they can in turn send these materials to beneficial owners of shares of AppliedMicro common stock.

Expiration of the Offer

The offer is scheduled to expire at 12:00 midnight, Eastern time, at the end of January 25, 2017, unless terminated or extended. “Expiration date” means January 25, 2017, unless and until the Purchaser has extended the period during which the offer is open, subject to the terms and conditions of the merger agreement, in which event the term “expiration date” means the latest time and date at which the offer, as so extended by the Purchaser, will expire.

Extension, Termination and Amendment of Offer

Unless the merger agreement has been terminated in accordance with its terms, (1) the Purchaser will extend the expiration date for any period required by applicable U.S. federal securities laws and the rules and regulations of the SEC and its staff or the rules and regulations of Nasdaq applicable to the offer (but in no event will the Purchaser be required to extend the offer past the end date) and (2) if at any scheduled expiration date any of the offer conditions have not been satisfied or earlier waived, the Purchaser may elect to, and if requested by AppliedMicro, will, extend the offer and the expiration date to a date that is not more than ten (10) business days after such previously scheduled expiration date, except that Purchaser will not be required to, but may in its sole and absolute discretion elect to, extend the offer on more than two (2) ten (10) day occasions if all conditions other than the minimum condition are satisfied (but in no event will the Purchaser be required to extend the offer beyond the end date if the Purchaser is entitled to terminate the merger agreement pursuant to Section 8.1(b) of the merger agreement and in no event will the Purchaser be permitted to extend the offer past the end date unless AppliedMicro has consented to such extension).

If the merger agreement is terminated in accordance with its terms, the Purchaser will promptly (and in any event within twenty-four (24) hours) irrevocably and unconditionally terminate the offer.

If the Purchaser does not accept any tendered AppliedMicro shares for exchange pursuant to the terms and conditions of the offer for any reason, including as a result of termination of the offer, the Purchaser will cause to be returned certificates for such unexchanged shares without expense to the tendering stockholder or, in the case of shares tendered by book-entry transfer into the exchange agent’s account at DTC, the shares to be returned will be credited to an account maintained with DTC following any such termination of the offer.

Other than as described above, the Purchaser may not extend, terminate or withdraw the offer without the prior written consent of AppliedMicro.

Any decision to extend, terminate or withdraw the offer will be made public by an announcement.

The Purchaser expressly reserves the right to waive any offer condition or modify the terms of the offer, except that the Purchaser may not take the following actions without AppliedMicro’s prior written consent: (1) reduce the number of shares of AppliedMicro common stock subject to the offer, (2) reduce the transaction consideration to be paid in the offer, (3) change the form of considerable payable in the offer, (4) waive, amend or modify the minimum condition or the offer conditions relating to receipt of regulatory approvals, effectiveness of the Form S-4 or approval for Nasdaq listing of the MACOM common stock to be issued in the transactions, (5) add any condition to the offer other than those offer conditions set forth in Annex A of the merger agreement, (6) amend, modify or supplement any offer condition in a manner adverse to AppliedMicro stockholders, (7) except as otherwise expressly required or permitted under the merger agreement, extend or terminate the offer, or (8) otherwise amend, modify or supplement any of the terms of the offer in any manner adverse (other than in an immaterial or de minimis way) to AppliedMicro stockholders.

In the case of any extension, the Purchaser will make a public announcement of such extension that is issued no later than 9:00 a.m., Eastern time, on the next business day following the previously scheduled expiration date. Subject to applicable law (including Rules 14d-4(c) and 14d-6(d) under the Exchange Act, which require that any material change in the information published, sent or given to stockholders in connection with the offer be promptly disseminated to stockholders in a manner reasonably designed to inform them of such change) and without limiting the manner in which the Purchaser may choose to make any public announcement, the Purchaser assumes no obligation to publish, advertise or otherwise communicate any such public announcement of this type other than by issuing a press release or making a public announcement.

If the Purchaser materially changes the terms of the offer or the information concerning the offer, or if the Purchaser waives a material condition of the offer, the Purchaser will extend the offer to the extent legally required under the Exchange Act.

For purposes of the offer, a “business day” means any day other than a Saturday, Sunday or any other day on which commercial banks in New York, New York are closed and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern time.

The parties do not anticipate making any subsequent offering period available after the offer.

Exchange of Shares

MACOM has retained American Stock Transfer & Trust Company, LLC as the exchange agent to handle the exchange of shares for the transaction consideration in both the offer and the first merger.

Upon the terms and subject to the satisfaction or waiver of the conditions of the offer (including, if the offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will accept for exchange promptly after the expiration date, and will thereafter promptly exchange the transaction consideration for, shares of AppliedMicro common stock validly tendered and not properly withdrawn. In all cases, an AppliedMicro stockholder will receive consideration for tendered AppliedMicro shares only after timely receipt by the exchange agent of certificates for those shares, or a confirmation of a book-entry transfer of those shares into the exchange agent’s account at DTC, a properly completed and duly executed letter of transmittal, or an agent’s message in connection with a book-entry transfer, and any other required documents.

For purposes of the offer, the Purchaser will be deemed to have accepted for exchange shares validly tendered and not properly withdrawn if and when it notifies the exchange agent of its acceptance of those shares pursuant to the offer. The exchange agent will deliver to the applicable AppliedMicro stockholders any cash and shares of MACOM common stock issuable in exchange for shares validly tendered and accepted pursuant to the offer promptly after receipt of such notice informing it of the Purchaser’s acceptance. The exchange agent will act as the agent for tendering AppliedMicro stockholders for the purpose of receiving cash and shares of MACOM common stock from the Purchaser and transmitting such cash and stock to the tendering AppliedMicro stockholders. AppliedMicro stockholders will not receive any interest on any cash that the Purchaser pays in the offer, even if there is a delay in making the exchange.

Without the prior written consent of AppliedMicro, the Purchaser shall not accept for payment or pay for any AppliedMicro shares if, as a result, the Purchaser would acquire less than the number of shares of AppliedMicro common stock necessary to satisfy the minimum condition to the offer.

If the Purchaser does not accept any tendered AppliedMicro shares for exchange pursuant to the terms and conditions of the offer for any reason, or if certificates are submitted representing more shares than are tendered for, the Purchaser will cause to be returned certificates for such unexchanged shares without expense to the tendering stockholder or, in the case of shares tendered by book-entry transfer into the exchange agent’s account at DTC, the shares to be returned will be credited to an account maintained with DTC following expiration or termination of the offer.

Withdrawal Rights

AppliedMicro stockholders may withdraw tendered shares of AppliedMicro common stock at any time until the expiration date (as the same may be extended).

For the withdrawal of shares to be effective, the exchange agent must receive a written notice of withdrawal from the AppliedMicro stockholder at one of the addresses set forth elsewhere in this document, prior to the expiration time on the expiration date. The notice must include the AppliedMicro stockholder’s name, address, social security number, the certificate number(s), if any, the number of shares to be withdrawn and the name of the registered holder, if it is different from that of the person who tendered those shares, and any other information required pursuant to the offer or the procedures of DTC, if applicable.

A financial institution must guarantee all signatures on the notice of withdrawal, unless the shares to be withdrawn were tendered for the account of an eligible institution (as defined below). Most banks, savings and loan associations and brokerage houses are able to provide signature guarantees. An “eligible institution” is a financial institution that is a participant in the Securities Transfer Agents Medallion Program.

If shares have been tendered pursuant to the procedures for book-entry transfer, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn shares and must otherwise comply with DTC’s procedures. If certificates have been delivered or otherwise identified to the exchange agent, the name of the registered holder and the serial numbers of the particular certificates evidencing the shares withdrawn must also be furnished to the exchange agent, as stated above, prior to the physical release of such certificates.

The Purchaser will decide all questions as to the form and validity (including time of receipt) of any notice of withdrawal in its sole discretion, and its decision will be final and binding. None of the Purchaser, MACOM, AppliedMicro, the exchange agent, the information agent or any other person is under any duty to give notification of any defects or irregularities in any tender or notice of withdrawal or will incur any liability for failure to give any such notification. Any shares properly withdrawn will be deemed not to have been validly tendered for purposes of the offer. However, an AppliedMicro stockholder may re-tender withdrawn shares by following the applicable procedures discussed under the section “Exchange Offer Procedures-Procedures for Tendering” at any time prior to the expiration date.

Procedures for Tendering

To validly tender shares of AppliedMicro common stock held of record, AppliedMicro stockholders must:

•	if such shares are in certificated form or Direct Registration Form, deliver a properly completed and duly executed letter of transmittal, along with any required signature guarantees and any other required documents, and certificates, if applicable, for tendered AppliedMicro shares to the exchange agent for the offer, at its address set forth elsewhere in this document, all of which must be received by the exchange agent prior to the expiration date; or

•	if such shares are in electronic book-entry form, deliver an agent’s message in connection with a book-entry transfer, and any other required documents, to the exchange agent at its address set forth elsewhere in this document and follow the other procedures for book-entry tender set forth herein, all of which must be received by the exchange agent prior to the expiration date.

If shares of AppliedMicro common stock are held in “street name” (i.e., through a broker, dealer, commercial bank, trust company or other nominee), those shares may be tendered by the nominee holding such shares by book-entry transfer through DTC. To validly tender such shares held in street name, AppliedMicro stockholders should instruct such nominee to do so prior to the expiration date.

The term “agent’s message” means a message transmitted by DTC to, and received by, the exchange agent and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgment from the DTC participant tendering the shares that are the subject of such book-entry confirmation, that such participant has received and agrees to be bound by the terms of the letter of transmittal and that the Purchaser may enforce that agreement against such participant.

The exchange agent has established an account with respect to the shares at DTC in connection with the offer, and any financial institution that is a participant in DTC may make book-entry delivery of shares by causing DTC to transfer such shares prior to the expiration date into the exchange agent’s account in accordance with DTC’s procedure for such transfer. However, although delivery of shares may be effected through book-entry transfer at DTC, the letter of transmittal with any required signature guarantees, or an agent’s message, along with any other required documents, must, in any case, be received by the exchange agent at one of its addresses set forth elsewhere in this document prior to the expiration date. The Purchaser cannot assure AppliedMicro stockholders that book-entry delivery of shares will be available. If book-entry delivery is not available, AppliedMicro stockholders must tender shares by means of delivery of AppliedMicro share certificates. The Purchaser is not providing for guaranteed delivery procedures and therefore AppliedMicro stockholders must allow sufficient time for the necessary tender procedures to be completed during normal business hours of DTC prior to the expiration date. Tendered shares received by the exchange agent after the expiration date will be disregarded and of no effect.

Signatures on all letters of transmittal must be guaranteed by an eligible institution, except in cases in which shares are tendered either by a registered holder of shares who has not completed the box entitled “Special Issuance Instructions” or the box entitled “Special Delivery Instructions” on the letter of transmittal or for the account of an eligible institution.

If the certificates for shares are registered in the name of a person other than the person who signs the letter of transmittal, or if certificates for unexchanged shares are to be issued to a person other than the registered holder(s), the certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered owner or owners appear on the certificates, with the signature or signatures on the certificates or stock powers guaranteed by an eligible institution.

The method of delivery of AppliedMicro share certificates and all other required documents, including delivery through DTC, is at the option and risk of the tendering AppliedMicro stockholder, and delivery will be deemed made only when actually received by the exchange agent. If delivery is by mail, the Purchaser recommends registered mail with return receipt requested and properly insured. In all cases, AppliedMicro stockholders should allow sufficient time to ensure timely delivery.

To prevent U.S. federal backup withholding, each AppliedMicro stockholder that is a U.S. person, other than a stockholder exempt from backup withholding as described elsewhere in this document, must provide the exchange agent with its correct taxpayer identification number and certify that it is not subject to backup withholding by completing the Internal Revenue Service (“IRS”) Form W-9 included with the letter of transmittal. Certain stockholders (including, among others, certain foreign persons) are not subject to these backup withholding requirements. In order for a foreign person to qualify as an exempt recipient for purposes of U.S. backup withholding, the stockholder must submit an IRS Form W-8BEN, or other applicable IRS Form W-8, signed under penalties of perjury, attesting to such person’s exempt status. In addition, foreign persons may be subject to U.S. federal withholding tax with respect to cash received pursuant to the offer. See “Material U.S. Federal Income Tax Consequences.”

The tender of shares pursuant to any of the procedures described above will constitute a binding agreement between the Purchaser and the tendering AppliedMicro stockholder upon the terms and subject to the satisfaction or waiver of the conditions of the offer (including, if the offer is extended or amended, the terms and conditions of any such extension or amendment).

No Guaranteed Delivery

The Purchaser is not providing for guaranteed delivery procedures, and therefore AppliedMicro stockholders must allow sufficient time for the necessary tender procedures to be completed during normal business hours of DTC prior to the expiration date. AppliedMicro stockholders must tender their AppliedMicro shares in accordance with the procedures set forth in this document. In all cases, the Purchaser will exchange shares tendered and accepted for exchange pursuant to the offer only after timely receipt by the exchange agent of certificates for shares (or timely confirmation of a book-entry transfer of such shares into the exchange agent’s account at DTC as described elsewhere in this document), a properly completed and duly executed letter of transmittal (or an agent’s message in connection with a book-entry transfer) and any other required documents.

Fees and Commissions

Tendering registered AppliedMicro stockholders who tender shares directly to the exchange agent will not be obligated to pay any charges or expenses of the exchange agent or any brokerage commissions. Tendering AppliedMicro stockholders who hold AppliedMicro shares through a broker, dealer, commercial bank, trust company or other nominee should consult that institution as to whether or not such institution will charge the stockholder any service fees in connection with tendering shares pursuant to the offer. Except as set forth in the instructions to the letter of transmittal, transfer taxes on the exchange of shares pursuant to the offer will be paid by the Purchaser.

Matters Concerning Validity and Eligibility

The Purchaser will determine questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of shares, in its sole discretion, and its determination will be final and binding. The Purchaser reserves the absolute right to reject any and all tenders of shares that it determines are not in the proper form or the acceptance of or exchange for which may be unlawful. The Purchaser also reserves the absolute right, subject to applicable laws, to waive any defect or irregularity in the tender of any shares. No tender of shares will be deemed to have been validly made until all defects and irregularities in tenders of such shares have been cured or waived. None of the Purchaser, MACOM, AppliedMicro, the exchange agent, the information agent or any other person will be under any duty to give notification of any defects or irregularities in the tender of any shares or will incur any liability for failure to give any such notification. The Purchaser’s interpretation of the terms and conditions of the offer (including the letter of transmittal and instructions thereto) will be final and binding.

AppliedMicro stockholders who have any questions about the procedure for tendering shares in the offer should contact the information agent at the address and telephone number set forth elsewhere in this document.

Announcement of Results of the Offer

MACOM will announce the final results of the offer, including whether all of the conditions to the offer have been satisfied or waived and whether the Purchaser will accept the tendered shares of AppliedMicro common stock for exchange, as promptly as practicable following the expiration date. The announcement will be made by a press release in accordance with applicable securities laws and stock exchange requirements.

No Stockholder Approval

Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiring corporation owns at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger involving the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiring corporation can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if the offer is completed, it will mean that the minimum condition has been satisfied, and if the minimum condition has been satisfied, it will mean that the first merger will be subject to Section 251(h) of the DGCL. Accordingly, if the offer is completed, MACOM intends to affect the closing of the first merger without a vote of the AppliedMicro stockholders in accordance with Section 251(h) of the DGCL.

Non-Applicability of Rules Regarding “Going Private” Transactions

The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions, and which may under certain circumstances be applicable to the first merger or another business combination following the purchase of shares pursuant to the offer in which the Purchaser seeks to acquire the remaining shares not held by it. The Purchaser believes that Rule 13e-3 will not be applicable to the first merger because it is anticipated that the first merger will be effected within one year following the consummation of the offer and, in the first merger, stockholders will receive the same consideration as that paid in the offer.

Effect of the Offer on the Market for AppliedMicro Common Stock

The purchase of shares of AppliedMicro common stock by the Purchaser pursuant to the offer will reduce the number of holders of shares of AppliedMicro common stock, and the number of shares of AppliedMicro common stock that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining shares held by the public. The extent of the public market for shares of AppliedMicro common stock after consummation of the offer and the availability of quotations for such shares will depend upon a number of factors, including the number of AppliedMicro stockholders, the aggregate market value of the shares of AppliedMicro common stock held by the public at such time, the interest in maintaining a market in the shares of AppliedMicro common stock, analyst coverage of AppliedMicro on the part of any securities firms and other factors. It is anticipated that, because the first merger will be subject to Section 251(h) of the DGCL if the offer is consummated, the first merger will be consummated on the same day that the offer is consummated. As a result of the first merger, shares of AppliedMicro common stock will no longer qualify for inclusion on Nasdaq and will be withdrawn from listing.

Nasdaq Listing

The shares of AppliedMicro common stock are currently listed on Nasdaq. However, the rules of Nasdaq establish certain criteria that, if not met, could lead to the discontinuance of listing of the shares of AppliedMicro common stock from Nasdaq. Among such criteria are the number of stockholders, the number of shares publicly held and the aggregate market value of the shares publicly held. If, as a result of the purchase of shares of AppliedMicro common stock pursuant to the offer, shares of AppliedMicro common stock no longer meet the requirements of Nasdaq for continued listing and the listing of shares of AppliedMicro common stock is discontinued, the market for such shares would be adversely affected.

Following the consummation of the offer, if the first merger is for some reason not consummated, it is possible that shares of AppliedMicro common stock would be traded on other securities exchanges (with trades published by such exchanges), the OTC Bulletin Board or in a local or regional over-the-counter market. The extent of the public market for such shares would, however, depend upon the number of AppliedMicro stockholders and the aggregate market value of shares of AppliedMicro common stock remaining at such time, the interest in maintaining a market in such shares on the part of securities firms, the possible termination of registration of shares of AppliedMicro common stock under the Exchange Act and other factors. As a result of the first merger, shares of AppliedMicro common stock will no longer qualify for inclusion on Nasdaq and will be withdrawn from listing.

Registration Under the Exchange Act

The shares of AppliedMicro common stock are currently registered under the Exchange Act. Such registration may be terminated upon application by AppliedMicro to the SEC if AppliedMicro shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of AppliedMicro shares under the Exchange Act would substantially reduce the information required to be furnished by AppliedMicro to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to AppliedMicro, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with meetings of stockholders and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of AppliedMicro and persons holding “restricted securities” of AppliedMicro to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act may be impaired. If registration of shares of AppliedMicro common stock under the Exchange Act were terminated, such shares would no longer be “margin securities” or be eligible for listing on Nasdaq. After consummation of the offer, MACOM and the Purchaser currently intend to cause AppliedMicro to terminate the registration of AppliedMicro shares under the Exchange Act as soon as the requirements for termination of registration are met.

Margin Regulations

The shares of AppliedMicro common stock are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which designation has the effect, among other effects, of allowing brokers to extend credit on the collateral of such shares of AppliedMicro common stock. Depending upon factors similar to those described above regarding the market for AppliedMicro shares and stock quotations, it is possible that, following the offer, shares of AppliedMicro common stock would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers. As a result of the first merger, shares of AppliedMicro common stock will no longer constitute “margin securities.”

Exchange Agent Contact Information

The contact information for the exchange agent for the offer and the first merger is:

If delivering by mail: American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department P.O. Box 2042 New York, New York 10272-2042	If delivering by hand or courier: American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

MERGER AGREEMENT

The following summary describes certain material provisions of the merger agreement entered into by MACOM, the Purchaser and AppliedMicro, a copy of which is attached to this document as Annex A and incorporated into this document by reference. This summary may not contain all of the information about the merger agreement that is important to AppliedMicro stockholders, and AppliedMicro stockholders are encouraged to read the merger agreement carefully in its entirety. The legal rights and obligations of the parties are governed by the specific language of the merger agreement and not this summary.

The summary of the merger agreement is intended to provide information regarding the terms of the merger agreement and is not intended to modify or supplement any factual disclosures about MACOM or AppliedMicro in its public reports filed with the SEC. In particular, the merger agreement and the related summary are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to any party to the merger agreement. The merger agreement includes representations, warranties and covenants of the parties thereto made solely for the benefit of such parties. The assertions embodied in those representations and warranties were made solely for purposes of the contract among the parties to the merger agreement and may be subject to important qualifications and limitations agreed to by the parties thereto in connection with the negotiated terms. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to MACOM’s or AppliedMicro’s SEC filings or may have been used for purposes of allocating risk among the parties rather than establishing matters as facts. AppliedMicro stockholders should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts of the parties to the merger agreement.

The Offer

The Purchaser is offering to exchange the transaction consideration for each outstanding share of AppliedMicro common stock that is validly tendered in the offer and not properly withdrawn.

The Purchaser’s obligation to accept for exchange and to exchange shares of AppliedMicro common stock validly tendered in the offer and not properly withdrawn is subject to the satisfaction or waiver of certain conditions, including there having been validly tendered and not properly withdrawn prior to the expiration of the offer a number of shares of AppliedMicro common stock that, together with the shares of AppliedMicro common stock then owned by MACOM, the Purchaser and MACOM’s other subsidiaries, represents at least a majority of all then-outstanding shares of AppliedMicro common stock. This condition is referred to as the “minimum condition.” See “The Merger Agreement – Conditions to the Transaction – Conditions to the Offer” for a description of the other offer conditions.

The offer is scheduled to expire at 12:00 midnight, Eastern time, at the end of January 25, 2017, unless extended or terminated. Any extension, delay, termination, waiver or amendment of the offer will be followed by public announcement thereof. During any such extension, all shares previously tendered and not properly withdrawn will remain subject to the offer, subject to the rights of a tendering stockholder to withdraw such stockholder’s shares. “Expiration date” means January 25, 2017, unless and until the Purchaser has extended the period during which the offer is open, subject to the terms and conditions of the merger agreement, in which even the term “expiration date” means the latest time and date at which the offer, as so extended by the Purchaser, will expire.

Subject to the provisions of the merger agreement, and unless the merger agreement has been terminated in accordance with its terms, (1) the Purchaser will extend the expiration date for any period required by applicable U.S. federal securities laws and the rules and regulations of the SEC and its staff or the rules and regulations of Nasdaq applicable to the offer (but in no event will the Purchaser be required to extend the offer past the end date, subject to extension to June 30, 2017 under certain circumstances to cure breaches by either party of their representations and warranties) and (2) if at any scheduled expiration date any of the offer conditions have not been satisfied or earlier waived, the Purchaser may elect to, and if requested by AppliedMicro, will, extend the offer and the expiration date to a date that is not more than ten (10) business days after such previously scheduled expiration date, except that Purchaser will not be required to, but may in its sole and absolute discretion elect to, extend the offer on more than two (2) ten (10) business day occasions if all conditions other than the minimum offer condition are satisfied (but in no event will the Purchaser be required to extend the offer beyond the end date if the Purchaser is entitled to terminate the merger agreement under its terms and in no event will the Purchaser be permitted to extend the offer past the end date unless AppliedMicro has consented to such extension).

Other than as described above, the Purchaser may not extend, terminate or withdraw the offer without the prior written consent of AppliedMicro.

See “Exchange Offer Procedures – Extension, Termination and Amendment of Offer.”

The Mergers

The first merger and second merger will be completed as soon as practicable after the satisfaction or waiver of the closing conditions and following the consummation of the offer. The first merger refers to the merger of AppliedMicro with and into the Purchaser, with AppliedMicro surviving the first merger. The first merger will be governed by Section 251(h) of the DGCL, and accordingly no stockholder vote will be required to consummate the merger. As such, MACOM anticipates that, the first merger will be completed on or about the same day as completion of the offer. The second merger refers to the merger of AppliedMicro, as the company surviving the first merger, with and into Merger Sub, with Merger Sub surviving the second merger. After the first merger, AppliedMicro will be a direct wholly owned subsidiary of MACOM, and the former stockholders of AppliedMicro will no longer have any direct ownership interest in the first surviving company. From and after the second effective time, the surviving company holding the AppliedMicro business will be a limited liability company rather than a corporation.

Each merger will become effective upon the issuance of a certificate of merger by the Secretary of State of the State of Delaware unless a later date is specified therein. The first merger (the merger of the Purchaser with and into AppliedMicro) must precede the second merger (the merger of the corporation surviving the first merger with and into Merger Sub).

Effect of the Mergers

At the effective time, by virtue of the first merger and without any action on the part of the parties to the merger agreement or the holder of any shares of AppliedMicro common stock or on the part of the sole stockholder of the Purchaser:

•	Each share of AppliedMicro common stock issued and outstanding immediately prior to the effective time that is owned or held in treasury by AppliedMicro and each share of AppliedMicro common stock issued and outstanding immediately prior to the effective time that is owned by MACOM, the Purchaser or any other direct or indirect wholly owned subsidiary of MACOM will no longer be outstanding and will automatically be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange therefor (the “cancelled shares”).

•

Each share of AppliedMicro common stock issued and outstanding immediately prior to the effective time (other than any cancelled shares and any dissenting shares) will be automatically converted into the right to receive the transaction consideration. From and after the effective time, each applicable holder of such shares of AppliedMicro common stock will cease to have any rights with respect thereto, all such shares of AppliedMicro common stock will no longer be outstanding and will automatically be cancelled and retired and will cease to exist, and uncertificated shares of

AppliedMicro common stock represented by book-entry form (“book-entry shares”) and each certificate that, immediately prior to the effective time, represented any such shares of AppliedMicro common stock will thereafter represent only the right to receive the transaction consideration upon the surrender of such shares of AppliedMicro common stock.

•	Any shares of AppliedMicro common stock issued and outstanding immediately prior to the effective time and held by a person (a “dissenting stockholder”) who has not tendered into the offer and has complied with all the provisions of the DGCL concerning the right of holders of shares of AppliedMicro common stock to require appraisal of their shares (the “appraisal provisions”) of AppliedMicro common stock (“dissenting shares”), to the extent the appraisal provisions are applicable, will not be converted into the right to receive the transaction consideration, but will become the right to receive such consideration as may be determined to be due to such dissenting stockholder pursuant to the procedures set forth in Section 262 of the DGCL. If such dissenting stockholder, after the effective time, withdraws its demand for appraisal or fails to perfect or otherwise loses its right of appraisal, in any case pursuant to the DGCL, each of such dissenting stockholder’s shares of AppliedMicro common stock will thereupon be treated as though such shares of AppliedMicro common stock had been converted as of the effective time into the right to receive the transaction consideration.

•	Each issued and outstanding share of common stock of the Purchaser will be automatically converted into and become one fully paid and nonassessable share of common stock of the corporation surviving the first merger and will constitute the only outstanding shares of capital stock of the corporation surviving the first merger.

At the second effective time, by virtue of the second merger and without any action on the part of any of the parties or holders of any securities of the corporation surviving the first merger or Merger Sub:

•	Each membership interest of Merger Sub issued and outstanding immediately prior to the second effective time will remain outstanding as a membership interest of the company surviving the second merger.

•	All shares of common stock of the company surviving the first merger will no longer be outstanding and will automatically be cancelled and will cease to exist without any consideration being payable therefor.

The effects of the mergers will be as provided in the merger agreement and in the applicable provisions of the DGCL and the DLLCA. Without limiting the generality of the foregoing, and subject thereto, (a) at the effective time, all of the property, rights, privileges, powers and franchises of AppliedMicro and the Purchaser will vest in the company surviving the first merger, and all debts, liabilities and duties of AppliedMicro and the Purchaser will become the debts, liabilities and duties of the company surviving the first merger, all as provided under the DGCL and (b) at the second effective time, all of the property, rights, privileges, powers and franchises of the company surviving the first merger and Merger Sub will vest in the company surviving the second merger, and all debts, liabilities and duties of the company surviving the first merger and Merger Sub will become the debts, liabilities and duties of the company surviving the second merger, all as provided under the DGCL and the DLLCA.

See also “The Transactions – Plans for AppliedMicro – Board of Directors, Management and Organizational Documents.”

Transaction Consideration

The transaction consideration consists of, for each share of AppliedMicro common stock:

•	Cash Consideration. $3.25 in cash, without interest and less any applicable withholding taxes; and

•	Stock Consideration. 0.1089 shares of MACOM common stock, together with cash in lieu of any fractional shares of MACOM common stock, without interest and less any applicable withholding taxes.

Fractional Shares

MACOM will not issue fractional shares of MACOM common stock in the offer or the first merger. Each holder of AppliedMicro common stock who otherwise would be entitled to receive a fraction of a share of MACOM common stock pursuant to the offer (after aggregating all shares of AppliedMicro common stock tendered in the offer (and not validly withdrawn) by such holder) will be paid an amount in cash (without interest) equal to such fractional part of a share of MACOM common stock multiplied by the volume weighted average price per share (calculated to the nearest one-hundredth of one cent) of MACOM common stock on Nasdaq for the consecutive period of ten (10) trading days beginning on the thirteenth (13th) trading day immediately preceding the closing date and concluding at the close of trading on the third (3rd) trading day immediately preceding the closing date.

Each holder of AppliedMicro common stock that was converted into the right to receive the transaction consideration in the first merger who otherwise would be entitled to receive a fraction of a share of MACOM common stock pursuant to the offer (after aggregating all shares of AppliedMicro common stock tendered in the offer (and not validly withdrawn) by such holder) will be entitled to receive, in lieu thereof, an amount in cash (without interest) equal to such fractional part of a share of MACOM common stock (after taking into account all shares of AppliedMicro common stock held by such holder at the effective time and rounded to the nearest one thousandth when expressed in decimal form) multiplied by the MACOM trading price, rounded to the nearest one-hundredth of a cent.

No such holder will be entitled to dividends, voting rights or any other rights in respect of any fractional share of MACOM common stock.

Exchange of AppliedMicro Stock Certificates for the Transaction Consideration

MACOM has retained American Stock Transfer & Trust Company, LLC as the exchange agent for the offer and the first merger to handle the exchange of shares of AppliedMicro common stock for the transaction consideration.

To effect the exchange of shares of AppliedMicro common stock that were converted into the right to receive the transaction consideration in the first merger, promptly after the effective time, the exchange agent will mail to each record holder of AppliedMicro shares of common stock a letter of transmittal and instructions for surrendering the stock certificates or book-entry shares that formerly represented shares for the transaction consideration. After surrender to the exchange agent of the stock certificates or book-entry shares that formerly represented shares of AppliedMicro common stock, together with a duly completed and validly executed letter of transmittal and any other documents as may customarily be required by the exchange agent, the record holder of the surrendered shares will be entitled to receive the transaction consideration (including cash in lieu of any fractional shares), and the payment of any dividends or other distributions, without interest, which prior to proper exchange of such shares had become payable with respect to the MACOM common stock issuable as stock consideration in respect of such shares.

After the effective time, each stock certificate formerly representing shares of AppliedMicro common stock that has not been surrendered will represent only the right to receive upon such surrender the transaction consideration to which such holder is entitled by virtue of the first merger and any dividends or other distributions payable to such holder upon such surrender.

As promptly as practicable following the effective time of the first merger, the exchange agent will determine the excess of the number of whole shares of MACOM common stock issued and delivered representing the transaction consideration over the aggregate number of whole shares of MACOM common stock to be distributed to former AppliedMicro stockholders (determined before taking into account any shares of MACOM common stock withheld pursuant to the terms of the merger agreement). Following the effective time, the exchange agent will, on behalf of the former AppliedMicro stockholders, sell the excess shares at then prevailing prices on Nasdaq, through one or more member firms of Nasdaq, and in round lots to the extent practicable. The exchange agent will use reasonable best efforts to complete the sale of the excess shares as promptly following the effective time is practicable, consistent with obtaining the best execution of such sales in light of prevailing market conditions. Until the net proceeds of such sale or sales have been distributed to the former AppliedMicro stockholders, the exchange agent will hold such proceeds in the exchange fund.

Treatment of AppliedMicro Equity Awards; Employee Stock Purchase Plan

Consideration for AppliedMicro Options

As described under “Interests of Certain Persons in the Transactions – Treatment of Equity and Equity-Based Awards – AppliedMicro Options”, under the merger agreement AppliedMicro options are treated as follows.

Vested in-the-Money AppliedMicro Options

As of the effective time each vested in-the-money AppliedMicro option will be cancelled and thereafter will only entitle the holder of such AppliedMicro option to receive (without interest) an amount in cash and a number of shares of MACOM common stock equal to the option consideration. The option consideration will be paid in cash and MACOM common stock in the same proportion as is paid to AppliedMicro stockholders generally in connection with the transactions, except that MACOM may pay the option consideration in cash in excess of such proportion or wholly in cash.

Other AppliedMicro Options

As of the effective time each AppliedMicro option other than a vested in-the-money AppliedMicro option that is outstanding and unexercised as of immediately prior to the effective time will be cancelled as of immediately prior to the effective time and converted into, as of the effective time, and thereafter evidence a rollover option award. Each rollover option will have an exercise price per share of MACOM common stock (rounded up to the nearest whole cent) equal to (1)(A) the per share exercise price for the corresponding AppliedMicro option, divided by (B) the fair market value of one share of AppliedMicro common stock, which quotient will be multiplied by (2) the fair market value of one share of MACOM common stock (with the fair market value of AppliedMicro common stock and MACOM common stock determined based on their respective closing prices on Nasdaq on the last trading day immediately prior to the effective time), and will be subject to the same vesting terms and conditions as had been applied to the corresponding AppliedMicro option immediately prior to the effective time, subject to such modifications as required for the conversion to be consistent with exemption from Sections 409A and 424 of the Code or as may be reasonably determined by MACOM.

Consideration for AppliedMicro RSUs

As described under “Interests of Certain Persons in the Transactions – Treatment of Equity and Equity-Based Awards – AppliedMicro RSUs”, under the merger agreement AppliedMicro RSUs are treated as follows.

Vested AppliedMicro RSUs

As of the effective time, each vested AppliedMicro RSU will be settled in that number of shares of AppliedMicro common stock underlying the vested AppliedMicro RSU as of the effective time and thereafter will entitle the holder of such vested AppliedMicro RSU to receive (without interest) an amount in cash and a number of shares of MACOM common stock equal to the RSU consideration. The RSU consideration will be paid in cash and MACOM common stock in the same proportion as is paid to stockholders generally in connection with the transactions, except that MACOM may pay the RSU consideration in cash in excess of such proportion or wholly in cash.

Unvested AppliedMicro RSUs

As of the effective time, each unvested AppliedMicro RSU will be cancelled as of immediately prior to the effective time and converted into and thereafter evidence a rollover RSU award. Each rollover RSU will be subject to the same vesting terms and conditions as had been applied to the corresponding unvested AppliedMicro RSU immediately prior to the effective time, except for such terms rendered inoperative by reason of the merger (including, to the extent an MSU vests in accordance with its terms as of immediately prior to the effective time or is deemed to vest under the severance plan, as applicable, the elimination of all AppliedMicro common stock price vesting criteria that applied to MSUs prior to the effective time) subject to such adjustments as are reasonably determined by MACOM to be necessary or desirable to give effect to such conversion and the Transactions. Each MSU (or portion thereof) will terminate without consideration immediately prior to the effective time to the extent that the applicable performance criteria have not been satisfied (or deemed satisfied under the severance plan) as of the effective time.

ESPP

Prior to the earlier of the effective time and the commencement of the next regularly scheduled offering period under the ESPP, AppliedMicro will take all actions necessary to ensure that no offering period or purchase period will be authorized or commenced, other than the offering period that commenced on August 1, 2016, that no new participant may begin to participate in the ESPP, and that the purchase price of shares shall not be decreased below the levels set forth in the ESPP on the date of the merger agreement. If closing occurs prior to the end of the offering period in effect on the date of the merger agreement, AppliedMicro will cause the rights of participants to be determined by treating the last business day prior to the effective time as the last day of such offering period and purchase period, with any shares purchased under the ESPP cancelled and converted into the right to receive transaction consideration and any funds remaining in any participant’s account after such purchase to be promptly returned. AppliedMicro will terminate the ESPP and all rights under it effective as of and contingent upon the effective time.

Conditions to the Transactions

Completion of the offer is subject to a number of conditions. If such conditions are satisfied or waived and the offer is completed, completion of the mergers is subject to two further conditions, and the mergers will be completed as soon as practicable after the offer is completed subject to the satisfaction or waiver of such two further conditions.

Conditions to the Offer

Completion of the offer is subject to a number of conditions. If such conditions are satisfied or waived and the offer is completed, the mergers will be completed as soon as practicable after the offer is completed. The Purchaser will not be required to, and MACOM will not be required to cause the Purchaser to, accept for payment any tendered shares of AppliedMicro common stock if, at the time that the offer expires:

•	Regulatory Approval – any waiting period (and extensions thereof) applicable to the offer and the mergers under the HSR Act has not expired or been terminated, which required waiting period with respect to the offer and the mergers was terminated by the FTC and the Antitrust Division on December 12, 2016;

•	Minimum Condition – there have not been validly tendered in the offer, and not properly withdrawn, a number of shares of AppliedMicro common stock that, together with the shares of AppliedMicro common stock (if any) then owned by MACOM, the Purchaser and MACOM’s other subsidiaries, represents at least a majority of all then-outstanding shares of MACOM common stock;

•	Effectiveness of Form S-4 – the registration statement on Form S-4 relating to the exchange offer (of which this document is a part) has not been declared effective by the SEC under the Securities Act or a stop order suspending the effectiveness of such Form S-4 has been issued by the SEC or proceedings for that purpose have been initiated or threatened by the SEC (provided that MACOM will not be entitled to invoke this condition to avoid accepting shares in the offer if it has not complied in all material respects with its obligations under the merger agreement with respect to preparing and filing the Form S-4 with the SEC);

•	Listing of MACOM Common Stock – the shares of MACOM common stock issued in connection with the offer and the mergers have not been approved for listing on Nasdaq, subject to official notice of issuance (provided that MACOM will not be entitled to invoke this condition to avoid accepting shares in the offer if it has not complied in all material respects with its obligations under the merger agreement with respect to submitting the requisite listing application to Nasdaq); or

•	Other Conditions – any of the following has occurred and continues to exist as of the expiration date of the offer:

•	No Legal Prohibition – an injunction by any court or other tribunal of competent jurisdiction will have been entered and will continue to be in effect, or a law will have been adopted or be effective, in each case that prohibits or makes illegal the consummation of the offer or the mergers;

•	Accuracy of AppliedMicro’s Representations – (i) the representations and warranties of AppliedMicro contained in Section 4.1(a) (regarding AppliedMicro’s corporate good standing and governmental approvals), Section 4.3(a) and Section 4.3(b) (regarding AppliedMicro’s corporate authority to enter the agreement), and Section 4.22 (regarding AppliedMicro’s use of finders or brokers in the transaction) are not true and correct in all material respects as of the date of the merger agreement and as of the expiration date as if made as of such date, (ii) the representations and warranties of AppliedMicro contained in Section 4.2(a) (regarding AppliedMicro’s current capitalization and indebtedness) are not true and correct other than in de minimis respects as of the date of the merger agreement and as of the expiration date, as if made as of such date (except for those representations and warranties which address matters only as of an earlier date which will have been true and correct as of such earlier date), and (iii) the other representations and warranties of AppliedMicro contained in Article IV of the merger agreement are not true and correct (without giving effect to any exception or qualification contained therein relating to materiality or a Company Material Adverse Effect (as described below)) as of the date of the merger agreement and as of the expiration date, as if made as of such date (except for those representations and warranties which address matters only as of an earlier date which were true and correct as of such earlier date), except in the case of this clause (iii), where the failure of such other representations and warranties to be true and correct, individually or in the aggregate, has not had, or would not be reasonably expected to have, a Company Material Adverse Effect;

•	AppliedMicro’s Compliance with Covenants – AppliedMicro has failed to perform and comply with, in all material respects, its covenants required by the merger agreement to be performed by it at or prior to the expiration date;

•	AppliedMicro Closing Certificate – AppliedMicro has failed to deliver to MACOM a certificate, signed by AppliedMicro’s Chief Executive Officer or another senior officer, certifying to the effect that the conditions regarding the accuracy of its representations and warranties and compliance with its covenants have been satisfied;

•	AppliedMicro Tax Opinion – AppliedMicro has not received an opinion of Pillsbury Winthrop Shaw Pittman LLP, in form and substance reasonably satisfactory to AppliedMicro, dated as of the date of the expiration of the offer, to the effect that, on the basis of certain facts, representations and assumptions described or referred to in such opinion, the offer and the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code;

•	MACOM Tax Opinion – MACOM has not received an opinion of Ropes & Gray LLP, in form and substance reasonably satisfactory to MACOM, dated as of the date of the expiration of the offer, to the effect that, on the basis of certain facts, representations and assumptions described or referred to in such opinion, the offer and the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code; or

•	Termination of Merger Agreement – the merger agreement has been terminated in accordance with its terms.

The Purchaser expressly reserves the right to waive any offer condition or modify the terms of the offer, except that, without the prior written consent of AppliedMicro, the Purchaser will not, and MACOM will not permit the Purchaser to, (i) reduce the number of shares of AppliedMicro common stock subject to the offer, (ii) reduce the transaction consideration to be paid in the offer, (iii) change the form of consideration payable in the offer, (iv) waive, amend or modify any of the conditions set forth in the first four bullet points above, (v) add any condition to the offer other than those set forth above, (vi) amend, modify or supplement any offer condition in any manner adverse to the holders of AppliedMicro common stock, (vii) except as otherwise expressly required or permitted under the merger agreement, terminate or extend the offer, or (viii) otherwise amend, modify or supplement any of the terms of the offer in any manner adverse (other than in an immaterial or de minimis way) to the holders of AppliedMicro common stock.

Conditions to the Mergers Following Completion of the Offer

The respective obligations of each party to effect the mergers are subject to the satisfaction or waiver of the following two conditions:

•	Consummation of Offer – the Purchaser has accepted for payment and paid for all of the shares of AppliedMicro common stock validly tendered in the offer and not properly withdrawn; and

•	No Legal Prohibition – no order, injunction, decree or ruling (whether temporary, preliminary or permanent) enacted, promulgated, issued or entered after the date of the merger agreement by any court or other tribunal of competent jurisdiction is in effect and no law has been adopted or is effective, in each case that restrains, enjoins, prevents, prohibits or makes illegal the consummation of the mergers.

Material Adverse Effect

A “Company Material Adverse Effect” is defined by the merger agreement to mean any event, occurrence, development or state of circumstances, change, fact or condition that (i) prevents, materially impedes or materially delays the consummation of the offer to a date following the end date or (ii) is materially adverse to the financial condition, assets, liabilities, business or results of operations of AppliedMicro and its subsidiaries, taken as a whole; provided, however, that none of the following will constitute or be taken into account in determining whether there has been, is or would be a Company Material Adverse Effect:

(A)	any changes in global, national or regional economic conditions except to the extent that such changes have a disproportionate adverse impact on AppliedMicro and its subsidiaries, taken as a whole, relative to other participants in AppliedMicro’s industry;

(B)	any changes in conditions generally affecting the semiconductor industry except to the extent such changes have a disproportionate adverse impact on AppliedMicro and its subsidiaries, taken as a whole, relative to other participants in AppliedMicro’s industry;

(C)	any decline in the market price or trading volume of the shares of the AppliedMicro common stock on Nasdaq (provided that the exception in this clause (C) will not prevent or otherwise affect a determination that any change, effect or development underlying such decline has resulted in or contributed to a Company Material Adverse Effect);

(D)	any failure, in and of itself, by AppliedMicro or any of its subsidiaries to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (provided that the exception in this clause (D) will not prevent or otherwise affect a determination that any change, effect or development underlying such failure has resulted in or contributed to a Company Material Adverse Effect);

(E)	changes solely attributable to the public announcement of the offer, the mergers or any of the other transactions contemplated by the merger agreement, including the impact thereof on the relationships, contractual or otherwise, of AppliedMicro or any AppliedMicro subsidiary with its employees or with any other third party;

(F)	changes or proposed changes in GAAP or in laws applicable to AppliedMicro or any AppliedMicro subsidiary or the enforcement or interpretation thereof;

(G)	any geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage, terrorism or military actions, or any escalation or worsening of any such hostilities, acts of war, sabotage, terrorism or military actions except to the extent such event or development has a disproportionate adverse impact on AppliedMicro and its subsidiaries taken as a whole, relative to other participants in AppliedMicro’s industry; and

(H)	any change resulting from or arising out of a hurricane, earthquake, flood or similar other natural disaster except to the extent such event or development has a disproportionate adverse impact on AppliedMicro and its subsidiaries, taken as a whole, relative to other participants in AppliedMicro’s industry.

A “MACOM Material Adverse Effect” is defined by the merger agreement to mean any event, occurrence, development or state of circumstances, change, fact or condition that (i) prevents, materially impedes or materially delays the consummation of the offer to a date following the end date or (ii) is materially adverse to the financial condition, assets, liabilities, business or results of operations of MACOM and its subsidiaries, taken as a whole; provided, however, that none of the following will constitute or be taken into account in determining whether there has been, is or would be a MACOM Material Adverse Effect:

(A)	any changes in global, national or regional economic conditions except to the extent such changes have a disproportionate adverse impact on MACOM and its subsidiaries, taken as a whole, relative to other participants in MACOM’s industry;

(B)	any changes in conditions generally affecting the semiconductor industry, except in the event that such changes have a disproportionate adverse impact on MACOM and its subsidiaries, taken as a whole, relative to other participants in MACOM’s industry;

(C)	any decline in the market price or trading volume of the shares of the MACOM common stock on Nasdaq (provided that the exception in this clause (C) will not prevent or otherwise affect a determination that any change, effect or development underlying such decline has resulted in or contributed to a MACOM Material Adverse Effect);

(D)	any failure, in and of itself, by MACOM or its subsidiaries to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (provided that the exception in this clause (D) will not prevent or otherwise affect a determination that any change, effect or development underlying such failure has resulted in or contributed to a MACOM Material Adverse Effect);

(E)	changes solely attributable to the public announcement of the offer, the mergers or any of the other transactions, including the impact thereof on the relationships, contractual or otherwise, of MACOM or its subsidiaries with its employees or with any other third party;

(F)	changes or proposed changes in GAAP or in laws applicable to MACOM or its subsidiaries or the enforcement or interpretation thereof;

(G)	any geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage, terrorism or military actions, or any escalation or worsening of any such hostilities, acts of war, sabotage, terrorism or military actions except to the extent such event or development has a disproportionate adverse impact on MACOM and its subsidiaries, taken as a whole, relative to other participants in MACOM’s industry; and

(H)	any change resulting from or arising out of a hurricane, earthquake, flood or similar other natural disaster except to the extent such event or development has a disproportionate adverse impact on MACOM and its subsidiaries, taken as a whole, relative to other participants in MACOM’s industry.

Representations and Warranties

The merger agreement contains customary representations and warranties of the parties. These include representations and warranties of AppliedMicro with respect to:

•	organization and qualification;

•	capital stock and indebtedness;

•	corporate authority relative to the merger agreement;

•	due execution and delivery of the merger agreement;

•	required consents and approvals;

•	no violations;

•	SEC filings;

•	reports;

•	financial statements;

•	internal controls and procedures;

•	the absence of undisclosed liabilities;

•	compliance with applicable laws;

•	permits;

•	environmental laws and regulations;

•	employee benefit plans;

•	absence of certain changes and events;

•	investigations;

•	litigation;

•	tax matters;

•	employment and labor matters;

•	intellectual property;

•	real property;

•	insurance;

•	fairness opinions of financial advisors;

•	material contracts;

•	export controls;

•	customers and suppliers;

•	finders or brokers; and

•	state takeover laws.

The merger agreement also contains customary representations and warranties of MACOM, the Purchaser and Merger Sub, including with respect to:

•	organization and qualification;

•	capitalization;

•	corporate authority relative to the merger agreement;

•	due execution and delivery of the merger agreement;

•	no violations;

•	SEC filings;

•	reports;

•	financial statements;

•	internal controls and procedures;

•	investigations;

•	litigation;

•	compliance with laws;

•	the absence of certain events;

•	sufficiency of funds;

•	tax matters;

•	intellectual property;

•	export controls; and

•	non-reliance.

The representations and warranties contained in the merger agreement do not survive completion of the transactions. The representations, warranties and covenants made by AppliedMicro in the merger agreement are qualified by information contained in the disclosure schedules delivered to MACOM, the Purchaser and Merger Sub in connection with the execution of the merger agreement. The representations, warranties and covenants made by MACOM, the Purchaser and Merger Sub in the merger agreement are qualified by information contained in the disclosure schedules delivered to AppliedMicro in connection with the execution of the merger agreement. Stockholders are not direct third-party beneficiaries of these representations and warranties under the merger agreement and should not rely on the representations and warranties or any descriptions thereof as characterizations of the actual state of facts or condition of AppliedMicro or any of its affiliates or of MACOM or any of its affiliates.

No Solicitation of Other Offers by AppliedMicro

Under the terms of the merger agreement, subject to certain exceptions described below, AppliedMicro has agreed that it will and will cause each of its subsidiaries and its and their respective officers, directors and employees and will instruct and cause their respective agents, financial advisors, investment bankers, attorneys and accountants (each of the forgoing being “representatives”) (i) to immediately cease and cause to be terminated any discussions or negotiations with any persons (other than MACOM) that are ongoing with respect to an AppliedMicro takeover proposal (as defined below) and (ii) not to, directly or indirectly through intermediaries:

(A)	solicit, initiate, knowingly encourage (including by way of furnishing non-public information relating to AppliedMicro or any of its subsidiaries), or knowingly facilitate any inquiries regarding, or the making or submission of any proposal or offer that constitutes, or could reasonably be expected to lead to, an AppliedMicro takeover proposal,

(B)	engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other person any information in connection with or for the purpose of knowingly encouraging or facilitating, an AppliedMicro takeover proposal (other than, solely in response to an unsolicited inquiry, to refer the inquiring person to Section 6.3 of the merger agreement and to limit its conversation or other communication exclusively to such referral, or to otherwise comply with its obligations pursuant to Section 6.3 of the merger agreement),

(C)	engage in any negotiations or discussions with, or provide any information or data to, any person (other than MACOM or any of its affiliates or representatives) relating to any AppliedMicro takeover proposal,

(D)	approve, endorse or recommend an AppliedMicro takeover proposal or any letter of intent, memorandum of understanding or other contract contemplating an AppliedMicro takeover proposal, or

(E)	resolve to do any of the foregoing.

Under the merger agreement, AppliedMicro is obligated to notify MACOM in writing promptly (and in no event later than 24 hours after receipt) after receiving an AppliedMicro takeover proposal or a request for information relating to AppliedMicro or its subsidiaries that is reasonably likely to lead to or that contemplates an AppliedMicro takeover proposal. Such notice to MACOM must include the identity of the person making the AppliedMicro takeover proposal and the material terms and conditions of the takeover proposal. AppliedMicro must also keep MACOM reasonably informed, on a prompt basis (and, in any event within twenty-four (24) hours of any such development), as to the status of discussions or negotiations relating to such AppliedMicro takeover proposal, including with respect to any updates or developments regarding the material terms and conditions of such AppliedMicro takeover proposal. AppliedMicro agrees that it and its subsidiaries will not enter into any agreement with any person subsequent to the date of the merger agreement which prohibits AppliedMicro from providing any information to MACOM in accordance with, or otherwise complying with, Section 6.3 of the merger agreement.

Notwithstanding the prohibitions described above, AppliedMicro may (i) furnish information (including non-public information) with respect to AppliedMicro and its subsidiaries to the person who has made such AppliedMicro takeover proposal if AppliedMicro receives from such person an executed confidentiality agreement containing terms that, taken as a whole, are not less restrictive to the other party than those contained collectively in the confidentiality agreement between MACOM and AppliedMicro, it being understood and agreed that such confidentiality agreement need not contain a standstill provision or otherwise prohibit the making or amendment of an AppliedMicro takeover proposal, and (ii) engage in or otherwise participate in discussions or negotiations with the person making such AppliedMicro takeover proposal and its representatives regarding such AppliedMicro takeover proposal if:

•	AppliedMicro or any of its representatives receives a bona fide, unsolicited written AppliedMicro takeover proposal from such person that did not result from a knowing and intentional breach of AppliedMicro’s non-solicitation obligations under the merger agreement; and

•	AppliedMicro’s board of directors determines in good faith after consultation with its independent financial advisor and outside legal counsel that such AppliedMicro takeover proposal constitutes or is reasonably likely to lead to a superior proposal (as defined below) and that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law.

An “AppliedMicro takeover proposal” for purposes of the merger agreement means any inquiry, proposal or offer from any person (other than MACOM or its subsidiaries) relating to:

(A)	a merger, consolidation, business combination, recapitalization, binding share exchange, liquidation, dissolution, joint venture or other similar transaction involving AppliedMicro or any of its subsidiaries,

(B)	any acquisition of the beneficial ownership of or the right to acquire beneficial ownership, directly or indirectly, of fifteen percent (15%) or more of the outstanding AppliedMicro common stock or securities of AppliedMicro representing more than fifteen percent (15%) of the voting power of AppliedMicro,

(C)	any acquisition (including the acquisition of stock in any subsidiary of AppliedMicro) of assets or businesses of AppliedMicro or its subsidiaries, including pursuant to a joint venture, representing fifteen percent (15%) or more of the consolidated assets, revenues or net income of AppliedMicro and its subsidiaries, or

(D)	any tender offer or exchange offer or any other similar transaction or series of transactions that if consummated would result in any person directly or indirectly acquiring beneficial ownership or the right to acquire beneficial ownership of fifteen percent (15%) or more of the outstanding AppliedMicro common stock or securities of AppliedMicro representing more than fifteen percent (15%) of the voting power of AppliedMicro.

A “superior proposal” for purposes of the merger agreement means any takeover proposal that would result in any person becoming the beneficial owner, directly or indirectly, of more than fifty percent (50%) of the assets (on a consolidated basis) or more than fifty percent (50%) of the total voting power of the equity securities of AppliedMicro that AppliedMicro’s board of directors or any committee thereof has determined in its good faith judgment would, taking into account any revisions to the terms of the merger agreement proposed by MACOM in response to such takeover proposal, if consummated, result in a transaction more favorable to AppliedMicro’s stockholders from a financial point of view than the offer and the mergers.

Change of Recommendation

The merger agreement requires AppliedMicro’s board of directors to recommend to AppliedMicro stockholders that they accept the offer and tender their AppliedMicro shares into the offer (the “AppliedMicro recommendation”). In general, AppliedMicro’s board of directors may not change such recommendation unless it has determined that the failure to so change its recommendation would be inconsistent with directors’ fiduciary duties, including as a result of a superior proposal, as more particularly described below.

More specifically, other than as described below (any of the following being an “adverse recommendation change”), AppliedMicro’s board of directors may not:

(A)	fail to include the AppliedMicro recommendation in the Schedule 14D-9 or the prospectus/offer when disseminated to AppliedMicro’s stockholders,

(B)	change, qualify, withhold, withdraw or modify (or authorize or publicly propose to change, qualify, withhold, withdraw or modify), in any such case in a manner adverse to MACOM, the AppliedMicro recommendation,

(C)	publicly make any recommendation in connection with a tender offer, exchange offer or merger (other than the offer or the mergers) other than a recommendation against such merger or a temporary “stop, look and listen” communication by AppliedMicro’s board of directors of the type contemplated by Rule 14d-9(f) under the Exchange Act (it being understood that AppliedMicro’s board of directors may take no position with respect to an AppliedMicro takeover proposal that is a tender offer or exchange offer until the close of business on the tenth (10th) business day after the commencement of such tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act, without such action being considered an adverse recommendation change), or

(D)	adopt, approve or recommend, or publicly propose to adopt, approve or recommend to stockholders of AppliedMicro an AppliedMicro takeover proposal.

The merger agreement also prohibits AppliedMicro’s board of directors from authorizing, causing or permitting AppliedMicro or any of its subsidiaries to enter into any letter of intent, memorandum of understanding, agreement or agreement in principle with respect to any AppliedMicro takeover proposal.

Notwithstanding the above, prior to the Purchaser’s acceptance of shares tendered in the offer (the “acceptance time”), AppliedMicro’s board of directors, (i) may make an adverse recommendation change other than in response to an AppliedMicro takeover proposal if, prior to taking such action, AppliedMicro’s board of directors has determined in good faith, after consultation with its independent financial advisor and outside legal counsel, that such action is required to comply with the directors’ fiduciary duties under applicable law and (ii) may make an adverse recommendation change and/or authorize, cause or permit AppliedMicro or any of its subsidiaries to enter into an acquisition agreement, in either such case in response to a bona fide, unsolicited AppliedMicro takeover proposal that did not result from a breach of AppliedMicro’s covenant not to solicit, if prior to taking such action, AppliedMicro’s board of directors has determined in good faith, after consultation with its independent financial advisor and outside legal counsel, that (x) such AppliedMicro takeover proposal constitutes a superior proposal and (y) such action would be, or would reasonably be expected to be, required to comply with the directors’ fiduciary duties under applicable law; provided, however, that, prior to taking such action,

(A)	AppliedMicro has given MACOM at least four (4) business days’ prior written notice of its intention to take such action, including the terms and conditions of, and the identity of the person making, any such superior proposal and has contemporaneously provided to MACOM a copy of the superior proposal or any proposed acquisition agreement (or, in each case, if not provided in writing to AppliedMicro, a written summary of the material terms thereof),

(B)	AppliedMicro has negotiated, and has caused its representatives to negotiate, in good faith with MACOM during such four (4) business day period, to the extent MACOM wishes to negotiate, to make such revisions to the terms of the merger agreement as would permit AppliedMicro’s board of directors not to effect an adverse recommendation change in connection with receipt of a superior proposal or take any termination action, and

(C)

following the end of the four (4) business days’ notice period, AppliedMicro’s board of directors will have determined, after consultation with its independent financial advisors and outside legal counsel, and giving due consideration to the revisions to the terms of the merger agreement to which MACOM has irrevocably committed in writing, that the superior proposal would nevertheless continue to constitute a superior proposal and that such action is required to comply with the directors’ fiduciary duties under applicable law (it being previously understood and agreed that any change to the financial or other material terms of a proposal that was previously the subject of a notice under the merger agreement will require a new notice to MACOM as provided above), but with respect to any such subsequent notices, a two (2) business day notice period will be required.

Prior to the acceptance time, and provided that AppliedMicro has complied with the covenant not to solicit, AppliedMicro may enter into a definitive agreement with respect to a superior proposal only if AppliedMicro’s board of directors terminates the merger agreement and pays the termination fee.

Conduct of Business During Pendency of the Transactions

Restrictions on AppliedMicro’s Operations

The merger agreement provides for certain restrictions on AppliedMicro’s and its subsidiaries’ activities until either the completion of the mergers or the termination of the merger agreement. In general, except as may be required by applicable law, with the prior written consent of MACOM, as may be required or expressly permitted by the transaction or as set forth in the disclosure schedule delivered by AppliedMicro to MACOM concurrently with the signing of the merger agreement, AppliedMicro and its subsidiaries are required to conduct their business in the ordinary course consistent with past practice and to use their reasonable best efforts to maintain and preserve their assets and keep intact their business organization, keep available the services of key employees and maintain satisfactory relationships with governmental entities, customers, suppliers, distributors, licensors and others having significant business dealings with them.

In addition, except as may be required by law, the merger agreement or as set forth in the disclosure schedule delivered by AppliedMicro to MACOM concurrently with the signing of the merger agreement, neither AppliedMicro nor its subsidiaries may, among other things:

•	amend its organizational documents or otherwise take any action to exempt any person from any provision of its organizational documents;

•	split, combine or reclassify its capital stock, except for transactions among AppliedMicro and its wholly owned subsidiaries (other than the return or acquisition of AppliedMicro common stock);

•	make, declare or pay any dividend, or make any other distribution on, or redeem, purchase or otherwise acquire, any shares of its capital stock, or any other securities or obligations convertible into or exchangeable for any shares of its capital stock, except for (a) dividends by AppliedMicro subsidiaries to AppliedMicro or other wholly owned AppliedMicro subsidiaries, (b) the acceptance of shares of AppliedMicro common stock as payment for the exercise price or withholding taxes in connection with the exercise of AppliedMicro options or the vesting or settlement of AppliedMicro RSUs or (c) in connection with AppliedMicro’s stock plans as in effect on the date of the merger agreement;

•	grant any AppliedMicro equity or equity-based awards or interests;

•	grant any individual, corporation or other entity any right to acquire any shares of its capital stock other than such grants to new hires, or retention grants (such grants made pursuant to this provision will not represent right(s) to acquire, in the aggregate, more than 200,000 shares of AppliedMicro common stock); issue, sell or otherwise permit to become outstanding any shares of its capital stock or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock or any options, warrants or other rights to acquire shares of its capital stock, except (a) pursuant to the exercise of AppliedMicro options or the settlement of AppliedMicro RSUs or MSUs, (b) pursuant to the exercise of rights under the ESPP that were outstanding on the date the merger agreement was signed or (c) the issuance of shares by a wholly owned subsidiary of AppliedMicro to AppliedMicro or another wholly owned subsidiary of AppliedMicro;

•	enter into any agreement, understanding or arrangement with respect to the sale or voting of its capital stock or equity interests;

•	adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

•	incur, create, assume, endorse, guarantee or otherwise become liable for or any indebtedness for borrowed money or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise) in excess of $500,000;

•	communicate in a writing that is intended for broad dissemination to AppliedMicro’s employees regarding compensation, benefits or other treatment they will receive in connection with or following the offer or the mergers, unless any such communications are consistent with the merger agreement or prior directives or documentation provided to AppliedMicro by MACOM (in which case, AppliedMicro will provide MACOM with written prior notice of any such communications);

•	make any loans or advances to any other person in excess of $100,000, except for loans or advances among AppliedMicro and any of its wholly owned subsidiaries;

•	(A) sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets to any person other than to (1) AppliedMicro or a wholly owned subsidiary of AppliedMicro or (2) solely with respect to intellectual property rights, nonexclusive licenses in the ordinary course of business consistent with past practice, or (B) cancel, release or assign any indebtedness of any such person owed to it or any claims held by it against any such person, in the case of each of clause (A) and clause (B) other than liens permitted under the merger agreement or transactions solely among AppliedMicro and/or its wholly owned subsidiaries that would not result in a material increase in the tax liability of AppliedMicro and its subsidiaries;

•	knowingly forfeit, abandon, contribute to the public domain or an open source body or standards body, or fail to take any action necessary to maintain any intellectual property rights other than decisions regarding prosecution of immaterial scheduled intellectual property rights made in the ordinary course;

•	other than nonexclusive licenses related to products, developments or sales in the ordinary course of business, consistent with past practice, (A) enter into or terminate any material contract, (b) materially modify, amend, waive any right under or renew any material contract, (c) enter into or extend the term or scope of any contract that purports to restrict AppliedMicro, or any of its subsidiaries or affiliates or any successor thereto, from engaging or competing in any line of business or in any geographic area, (d) enter into any material contract that would be breached by, or require the consent of any third party in order to continue in full force following, consummation of the transactions, or (e) enter into any material contract that would encumber, license or transfer any intellectual property rights;

•	(A) acquire (whether by merger or consolidation, acquisition of stock or assets or by formation of a joint venture or otherwise) any other person or business or any material assets, deposits or properties of any other person, or (B) make any material investment in other persons either by purchase of stock or securities, contributions to capital, property transfers or purchase of property or assets of any person other than a wholly owned subsidiary of AppliedMicro;

•	make any capital expenditures in excess of $500,000 in the aggregate during any calendar year, other than those related to operational emergencies, equipment failures or outages;

•

except as required by the existing terms of any AppliedMicro benefit plan or as required by applicable law, (A) establish, adopt, negotiate, enter into, amend or terminate, or consent to the establishment, adoption, amendment or termination of, any AppliedMicro benefit plan or any plan, agreement, arrangement, program, policy or contract that would be an AppliedMicro benefit plan if in effect on the date of the merger agreement, (B) increase the compensation (including severance, change-in-control and retention compensation) or benefits payable to any employee, director or independent contractor of AppliedMicro or its subsidiaries, except for annual merit-based pay increases consistent with past practice for non-officer employees, (C) accelerate the vesting or payment of any compensation, (D) hire, engage or terminate (other than for cause) the employment or services of any employee, director or independent contractor, other than in the ordinary course of business consistent with past practice with respect to employees or independent contractors with individual annual aggregate cash compensation less than $200,000 or (E) effect a plant closing or mass layoff that would require the provision of notice (or pay in lieu thereof) under the Worker Adjustment and Retraining Notification Act or any similar state, local or foreign law;

•	establish, adopt, negotiate, enter into, amend or terminate, or consent to the establishment, adoption, amendment or termination of, any collective bargaining agreement;

•	implement or adopt any material change in its financial accounting principles, practices or methods (or change an annual accounting period), other than as may be required by GAAP or applicable law;

•	settle or compromise any litigation, claim, suit, action or proceeding (including without limitation any suit, action, claim, proceeding or investigation relating to the merger agreement or mergers and the other transactions contemplated hereby), except for settlements or compromises that (A) with respect to the payment of monetary damages, involve monetary remedies with a value not in excess of $1,000,000, individually, or $3,000,000, in the aggregate, net of any amount covered by insurance or indemnifications and (B) with respect to any non-monetary terms and conditions therein, do not impose any material restriction on the continuing operations of AppliedMicro;

•	make, change or revoke any tax election, change or adopt any annual tax accounting period or adopt (other than required by applicable law) or change any material method of tax accounting, file any amended tax return, enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any analogous or similar provision of state, local or foreign law), request any tax ruling from any taxing authority, settle or compromise any material tax liability or any audit, examination or other proceeding relating to a material amount of taxes, or surrender any claim for a material refund of taxes;

•	(A) implement or effect or (B) announce, any reduction in force, lay-off, early retirement program, severance program or other similar program concerning the termination of employment of employees of AppliedMicro or any of its subsidiaries;

•	enter into, amend or cancel any insurance policies other than (A) in ordinary course of business or (B) to seek a quote or proposal for any directors’ and officers’ liability insurance and/or fiduciary liability insurance to be obtained by AppliedMicro pursuant to the terms of the merger agreement; or

•	agree to take, or make any binding commitment to take, any of the foregoing prohibited actions.

Restrictions on MACOM’s Operations

The merger agreement provides for certain restrictions on MACOM’s and its subsidiaries’ activities until either the completion of the mergers or the termination of the merger agreement. In general, except as may be required by applicable law, as may be required or expressly permitted by the transaction or as set forth in the disclosure schedule delivered by MACOM to AppliedMicro concurrently with the execution of the merger agreement, MACOM and the Purchaser will not:

•	amend its organizational documents or the organizational documents of the Purchaser;

•	adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or reorganization, other than the mergers and other than any reorganizations, restructurings, consolidations or reclassifications solely among MACOM and its subsidiaries or among MACOM’s subsidiaries;

•

make, declare or pay any cash dividend, or make any other cash distribution on any shares of its capital stock, or any other securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock (except (A) dividends paid by any direct or indirect wholly owned subsidiaries of MACOM to MACOM or to any other wholly owned direct or indirect subsidiary of MACOM, respectively, or (B) the acceptance of shares of MACOM common stock as payment for the exercise price of MACOM stock options or for withholding taxes incurred in connection with the exercise of MACOM stock options or the vesting or settlement of MACOM restricted stock units in accordance with past practice and the terms of the MACOM stock plans as in effect on the date hereof); and

•	agree to take, or make any binding commitment to take, any of the foregoing prohibited actions.

Regulatory Efforts

MACOM and AppliedMicro agreed to use their respective reasonable best efforts to consummate the offer and the other transactions, including (i) the preparation and filing of all forms, registrations, applications and notices required to be filed under applicable law to consummate the offer and the mergers (including the registration statement, the offer documents, the Schedule 14D-9, and the prospectus/offer of which this description is a part), (ii) the satisfaction of the conditions to consummating the offer and the mergers, (iii) taking all reasonable actions necessary to obtain (and cooperating with each other in obtaining) any consent, authorization, order or approval of, or any exemption by, any governmental entity (which actions will include furnishing all information and documentary material required under the HSR Act) required to be obtained or made by MACOM, the Purchaser, AppliedMicro or any of their respective subsidiaries in connection with the offer or the mergers or the taking of any action contemplated by the merger agreement and (iv) the execution and delivery of any reasonable additional instruments necessary to consummate the offer and the mergers and to fully carry out the purposes of the merger agreement.

Additionally, each of MACOM, the Purchaser and AppliedMicro will use reasonable best efforts to fulfill all conditions precedent to the offer and the mergers and will not take any action after the date of the merger agreement that would reasonably be expected to materially delay the obtaining of, or result in not obtaining, any permission, approval or consent from any such governmental entity necessary to be obtained to consummate the offer and the mergers. MACOM and AppliedMicro may agree to postpone any required regulatory filings based on input from counsel.

MACOM and AppliedMicro will each keep the other apprised of the status of matters relating to the completion of the offer and work cooperatively in connection with obtaining all required consents, authorizations, orders or approvals of, or any exemptions by, any governmental entity. In that regard, prior to the consummation of the mergers, each party will promptly consult with the other parties to the merger agreement with respect to and provide any reasonable information and assistance as the other parties may reasonably request with respect to (and, in the case of correspondence, provide the other parties (or their counsel) copies of) all material notices, submissions, or filings made by such party with any governmental entity regarding any antitrust laws or any other information supplied by such party to, or correspondence with, a governmental entity regarding any antitrust laws and in connection with the merger agreement and the offer and the mergers. Each party to the merger agreement will promptly inform the other parties to the merger agreement, and if in writing, furnish the other parties with copies of (or, in the case of oral communications, advise the other parties orally of) any material communication from or to any governmental entity relating to any antitrust laws and regarding the offer and the mergers, and afford the other parties a reasonable opportunity to review and discuss in advance, and consider in good faith the views of the other parties in connection with, any proposed communication with any such governmental entity relating to any antitrust laws.

Pursuant to the merger agreement, AppliedMicro and MACOM each requested early termination of the waiting period with respect to the offer under the HSR Act. On December 12, 2016, early termination of the waiting period under the HSR Act was granted, and accordingly this condition has been satisfied.

Access

The merger agreement provides that, for purposes of furthering the transactions, each party will upon reasonable advance notice afford the other and its employees, accountants, consultants, internal and external legal counsel, financial advisors, tax advisors, and agents and other representatives reasonable access during normal business hours, throughout the period prior to the effective time, to its and its subsidiaries’ personnel, properties, contracts, books and records and, during such period, each party will, and will cause its subsidiaries to, without limitation to the preceding obligations, make available to the other party all other information concerning its business, properties and personnel as such other party may reasonably request.

However, no party will be required to provide access to or make available to any person any document or information that, in the reasonable judgment of the disclosing party, would be detrimental to its business operations, would result in the disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality or is subject to any attorney-client or work-product privilege.

The parties have agreed that all information provided to them or their respective officers, directors, employees or representatives in connection with the merger agreement and the consummation of the transactions will be governed in accordance with the confidentiality agreement between the parties.

Employee Matters

The merger agreement provides that, effective as of the effective time and until December 31, 2017, MACOM will provide, or will cause the surviving company to provide, to employees of AppliedMicro or any of its subsidiaries who are employed as of immediately prior to the effective time and who continue to be employed by MACOM or the surviving company or any of their respective subsidiaries following the effective time (the “AppliedMicro employees”), (i) base salaries or wage rates with respect to each AppliedMicro employee that are no less than provided to such AppliedMicro employee immediately prior to the effective time, (ii) employee benefits (other than equity-based compensation) and annual cash bonus opportunities that are substantially comparable in the aggregate to employee benefits and annual cash bonus opportunities provided to (x) AppliedMicro employees immediately prior to the effective time or (y) at MACOM’s election, to similarly situated employees of MACOM and its subsidiaries (other than AppliedMicro and its subsidiaries) and (iii) severance benefits that are no less favorable than the severance benefits provided to such AppliedMicro employee immediately prior to the effective time. AppliedMicro employees may commence participation in MACOM’s compensation and benefit plans on different dates following the effective time with respect to different compensation and benefit plans, in accordance with the terms of the applicable plans. From and after the effective time, MACOM will, or will cause the surviving company to, continue to honor the milestone or other bonus plans and agreements disclosed by AppliedMicro at the signing of the merger agreement.

Following the effective time, MACOM will, or will cause the surviving company to, cause any employee benefit plans sponsored or maintained by MACOM or the surviving company or any of their subsidiaries in the United States in which AppliedMicro employees are eligible to participate following the closing date, other than any equity-based or qualified or non-qualified defined benefit or deferred compensation plans (collectively, the “post-closing plans”) to recognize the service of each AppliedMicro employee with AppliedMicro and its subsidiaries and their respective predecessors prior to the effective time for purposes of eligibility to participate and vesting under such post-closing plans, in each case, to the same extent such service was recognized immediately prior to the effective time under a comparable AppliedMicro benefit plan in which such AppliedMicro employee was eligible to participate immediately prior to the effective time; provided that such recognition of service will not operate to duplicate any benefits of an AppliedMicro employee with respect to the same period of service. Under each post-closing plan that provides medical, dental, pharmaceutical or vision insurance benefits, for the plan year in which such AppliedMicro employee is first eligible to participate, MACOM will use reasonable best efforts to (A) cause any pre-existing condition limitations or eligibility waiting periods under such plan to be waived with respect to each AppliedMicro employee to the extent such limitation would have been waived or satisfied under the AppliedMicro benefit plan in which such AppliedMicro employee participated or was eligible to participate in immediately prior to the effective time, and (B) credit each AppliedMicro employee for an amount equal to any eligible expenses incurred by such AppliedMicro employee in the plan year that includes the effective time for purposes of any applicable deductible, coinsurance and annual out-of-pocket expense requirements under any such post-closing plan to the extent such expenses would have been credited under the terms of the applicable AppliedMicro benefit plans.

Unless requested by MACOM not later than ten (10) days prior to the closing date, AppliedMicro will take (or cause to be taken) all actions necessary or appropriate to terminate, effective no later than the day prior to the closing date, any AppliedMicro benefit plan that contains a cash or deferred arrangement intended to qualify under Section 401(k) of the Code (an “AppliedMicro 401(k) plan”). AppliedMicro will provide to MACOM prior to the closing date written evidence of the adoption by AppliedMicro’s board of directors of resolutions authorizing the termination of such AppliedMicro 401(k) plan (the form and substance of which resolutions will be subject to the prior review and approval of MACOM, which approval will not be unreasonably withheld, conditioned or delayed). In the event of such 401(k) plan termination, MACOM will take all actions necessary to allow AppliedMicro employees who meet the age and service eligibility requirements under a 401(k) plan maintained by MACOM or its affiliates (the “MACOM 401(k) plan”) to enroll as soon as reasonably practicable following the closing (and in no event later than sixty (60) days following the effective time) under the MACOM 401(k) plan and to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code), in the form of cash only. AppliedMicro will, and will cause its subsidiaries to, cooperate with MACOM in good faith (including by promptly furnishing such information as is requested by MACOM) in fulfilling MACOM’s obligations described in this paragraph.

Resignations

Prior to the effective time, AppliedMicro will cause any director and any officer of AppliedMicro or each subsidiary of AppliedMicro identified in writing by MACOM at least five (5) business days prior to the anticipated effective time to execute and deliver a letter effectuating his or her resignation as a director or officer (but not as an employee) of such entity effective as of the effective time. At the request of MACOM, AppliedMicro will use reasonable best efforts to cooperate with MACOM to effect the replacement of any such directors and officers selected by MACOM at the effective time.

Third Party Consents

AppliedMicro will use reasonable best efforts, and will cause its subsidiaries to use reasonable best efforts, to obtain waivers and consents from any and all third parties with respect to certain contracts listed on the disclosure schedule delivered to MACOM; provided, that, in connection with obtaining such waivers and consents, AppliedMicro will not agree to any change to such contracts that would be materially adverse to the interest of AppliedMicro, its subsidiaries or, after the Closing, MACOM, without the prior written consent of MACOM, which consent will not be unreasonably withheld, delayed or denied.

Certain Tax Matters

Each of the parties will use its reasonable best efforts to cause the offer and the mergers, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, including by executing and delivering customary tax representation letters to AppliedMicro’s and/or MACOM’s counsel, as applicable, in form and substance reasonably satisfactory to such counsel.

Directors’ and Officers’ Indemnification and Insurance

Under the merger agreement, MACOM and the Purchaser agree that all rights to exculpation and indemnification (and all rights to advancement of expenses relating thereto) for acts or omissions occurring at or prior to the effective time, whether asserted or claimed prior to, at or after the effective time (including any matters arising in connection with the transactions), now existing in favor of the indemnitees as provided in AppliedMicro organizational documents or in any contract between such indemnitee and AppliedMicro listed on the disclosure schedules delivered to MACOM and the Purchaser in connection with the merger agreement (in each case as in effect on the date of the merger agreement) will survive the mergers and will continue in full force and effect. From and after the effective time, the surviving company will (and MACOM will cause the surviving company to) indemnify, defend and hold harmless, and advance expenses to, indemnitees with respect to (x) all acts or omissions by them in their capacities as such at any time at or prior to the effective time or (y) any costs or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, to the extent such claim, action, suit, proceeding or investigation arises out of or pertains to the offer, the mergers, the merger agreement and any transactions contemplated hereby, in either case, in each of (x) and (y) to the extent provided in AppliedMicro organizational documents or in any contract between such indemnitee and AppliedMicro listed on the disclosure schedules delivered to MACOM and the Purchaser in connection with the merger agreement (in each case as in effect on the date of the merger agreement), and MACOM will guarantee the payment of such amounts to the maximum extent permitted by applicable law. For a period of six (6) years after the effective time, MACOM will cause the certificate of incorporation, bylaws or other organizational documents of the surviving company to contain provisions with respect to indemnification, advancement of expenses and limitation of director, officer and employee liability that are no less favorable to the indemnitees than those set forth in AppliedMicro organizational documents and the contracts listed on the disclosure schedules delivered to MACOM and the Purchaser in connection with the merger agreement as of the date of the merger agreement, which provisions thereafter will not be amended, repealed or otherwise modified in any manner that would adversely affect the rights of any indemnitees under the merger agreement.

From and after the effective time, MACOM will obtain (either directly or through one of its subsidiaries) and fully pay the premium for a six (6) year “tail” prepaid policy on terms and conditions no less advantageous to the indemnitees than the existing directors’ and officers’ insurance policies and AppliedMicro’s existing D&O insurance with respect to any claim related to any period of time at or prior to the effective time; provided, however, that neither the surviving company nor MACOM will be required to pay for such “tail” prepaid policy more than two hundred fifty percent (250%) of the annual premium currently paid by AppliedMicro for its D&O insurance or, if substantially equivalent or greater insurance coverage is unavailable, the best available coverage; provided, however, that MACOM and the surviving company will not be required to pay an annual premium for the D&O insurance in excess of two hundred fifty percent (250%) of the annual premium currently paid by AppliedMicro for such insurance. If the annual premiums of such insurance coverage exceed such amount, MACOM will be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the effective time, for a cost not exceeding such amount. In the alternative, AppliedMicro may purchase fully-prepaid, and the surviving company will maintain, for a period of at least six (6) years from and after the effective time, D&O insurance in place as of the date of the merger agreement with AppliedMicro’s current insurance carrier or a reputable alternative insurance carrier; provided, however, that AppliedMicro will not be permitted to pay for such “tail” prepaid policy in excess of two hundred fifty percent (250%) of the annual premium currently paid by AppliedMicro for such insurance.

The indemnification and insurance obligations described above will survive the consummation of the mergers indefinitely and will be binding, jointly and severally, on all successors and assigns of MACOM, the surviving company and its subsidiaries, and will be enforceable by the indemnitees. In the event that MACOM or the surviving company or any of its successors or assigns consolidates with or merges into any other entity and will not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or a majority of its properties and assets to any entity, then, and in each such case, MACOM will ensure that proper provision will be made so that the successors and assigns of MACOM or the surviving company, as applicable, will succeed to the obligations set forth above.

Takeover Statutes

The parties and each of their respective board of directors will grant such approvals and take such actions within such party’s control as are permitted and necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by the merger agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

AppliedMicro’s board of directors has taken all action necessary to render inapplicable to the merger agreement and the support agreements and the transactions contemplated hereby and thereby all applicable state anti-takeover statutes or regulations (including Section 203 of the DGCL) and any similar provisions in AppliedMicro’s organizational documents.

Public Announcements

Unless an adverse recommendation change has occurred, so long as the merger agreement is in effect, AppliedMicro will not disseminate any press release or other announcement concerning the offer or the merger agreement or the Transactions, except as may be required by law, without the prior consent of MACOM and the Purchaser, which consent will not be unreasonably withheld, conditioned or delayed.

Notwithstanding the foregoing, without prior consent of the other parties, each party (a) may communicate information that is not confidential information of any other party with financial analysts, investors and media representatives in a manner consistent with its past practice in compliance with applicable law or by the rules and regulations of Nasdaq, and (b) may disseminate the information included in a press release or other document previously approved for external distribution by the other parties. Each party agrees to promptly (and in any event within two (2) business days) make available to the other parties copies of any written communications made without prior consultation with the other parties. Notwithstanding any other provision of the merger agreement, (i) no party will be required to consult with the other party in connection with any such press release or announcement if AppliedMicro’s board of directors has effected an adverse recommendation change or will have resolved to do so and (ii) the public announcement requirements of this paragraph will not apply to any disclosure by AppliedMicro or MACOM of any information concerning the merger agreement or the transactions contemplated hereby in connection with a determination by AppliedMicro in accordance with the provisions of the merger agreement that an AppliedMicro takeover proposal constitutes, or may constitute, a superior proposal or any dispute between the parties regarding the merger agreement, the offer or the mergers or the transactions contemplated by the merger agreement.

Transaction Litigation

The terms of the merger agreement require AppliedMicro to give MACOM the opportunity to participate in AppliedMicro’s defense or settlement of any actions, suits, claims, governmental investigations or proceedings instituted or threatened against AppliedMicro or any of its directors, officers or affiliates, including by any stockholder of AppliedMicro relating to the transactions, which, if pending on the date of the merger agreement, would have been required to have been disclosed pursuant to the merger agreement or relating to the merger agreement or the transactions contemplated hereby, or seeking damages or discovery in connection with such transactions. Subject to entry into a customary joint defense agreement, MACOM will have the right to participate in the defense of any such actions, suits, claims, investigations or proceedings, AppliedMicro will consult with MACOM regarding the defense of any such actions, suits, claims, investigations or proceedings, and AppliedMicro may not settle or compromise any stockholder litigation without the prior written consent of MACOM, such consent not to be unreasonably withheld, conditioned, delayed or denied.

Listing of MACOM Common Stock

MACOM agreed in the merger agreement to file a notification of listing of additional shares with Nasdaq with respect to the listing of the shares of MACOM common stock to be issued in connection with the offer and the first merger and to use reasonable best efforts to cause such shares to be approved for listing on Nasdaq, subject to official notice of issuance, prior to the acceptance time.

Termination of the Merger Agreement

Termination by MACOM or AppliedMicro

The merger agreement may be terminated at any time before the acceptance time by mutual written consent of MACOM and AppliedMicro or by either party:

•	Offer Not Completed – if the acceptance time will not have occurred on or prior to the end date; provided, however that the right to terminate the merger agreement under this paragraph will not be available to any party whose action or failure to fulfill any obligation under the merger agreement proximately caused any of the offer conditions to fail to be satisfied, and such action or failure to act constitutes a material breach of the merger agreement and; provided further, that no termination may be effected as of the end date during a thirty (30)-day cure period to which a party is entitled by reason of termination rights exercised as a result of a party’s breach; or

•	Legal Prohibition – if an order by a governmental entity of competent jurisdiction will have been issued permanently restraining, enjoining or otherwise prohibiting the consummation of the offer and such order will have become final and not appealable; provided, however, that the right to terminate the merger agreement under this paragraph will not be available to a party if such order (or such order becoming final and no appealable) was due to the material breach by such party of any covenant of such party set forth in the merger agreement, or such party’s failure to fulfill a condition that the party is obligated to satisfy under the merger agreement.

Termination by MACOM

The merger agreement may be terminated at any time before the acceptance time by MACOM:

•	Change of Recommendation – if, prior to the acceptance time, (i) an adverse recommendation change will have occurred or (ii) AppliedMicro will have violated or breached its non-solicitation obligations described under the heading “No Solicitation of Other Offers by AppliedMicro”; or

•	AppliedMicro’s Breach – if AppliedMicro has breached its representations or warranties or covenants in the merger agreement, such that the closing conditions relating to the truth and accuracy of its representations and warranties and its compliance with its covenants (subject, in each case, to specified materiality standards) would not be satisfied and such breach is not curable or is not cured within a specified time period, except that such right to terminate will not be available to MACOM if MACOM is then in material breach that would similarly cause a failure of its corresponding closing conditions to be satisfied.

Termination by AppliedMicro

The merger agreement may be terminated at any time before the acceptance time by AppliedMicro:

•	Superior Proposal – to enter into an acquisition agreement with respect to a superior proposal provided that (i) AppliedMicro has complied with its non-solicitation obligations described under the heading “No Solicitation of Other Offers by AppliedMicro” and (ii) immediately prior to or concurrently with (and as a condition to) the termination of the merger agreement, AppliedMicro pays to MACOM the termination fee described under the heading “Termination Fee”; or

•

MACOM’s Breach – if MACOM has breached certain of its representations or warranties, obligations or covenants in the merger agreement, such that the closing conditions relating to the truth and accuracy of its representations and warranties and its compliance with its covenants (subject, in each case, to specified materiality standards) would not be satisfied and such breach is not curable or is not cured within a specified time period, except that such right to terminate will not be available to AppliedMicro if AppliedMicro is then in breach that would similarly cause a failure of its corresponding closing conditions to be satisfied.

Termination Fee

The merger agreement provides that AppliedMicro will pay MACOM a termination fee of $30 million within two (2) business days if:

•	(a) after the date of the merger agreement, an AppliedMicro takeover proposal is publicly announced or otherwise communicated or is made known to AppliedMicro’s board of directors, (b) thereafter, either AppliedMicro or MACOM terminates the merger agreement pursuant to one of the termination rights described under the headings “– Offer Not Completed,” “AppliedMicro’s Breach” or part (ii) of “–Change of Recommendation” and (c) within 12 months after such termination, AppliedMicro or any of its subsidiaries enters into a definitive agreement with respect to, or consummates, any transaction constituting an AppliedMicro takeover proposal (with references to “15%” in the definition of AppliedMicro takeover proposal deemed to be references to “50%”);

•	MACOM terminates the merger agreement pursuant to the termination right described under the heading “– Change in Recommendation” because of a change of recommendation by AppliedMicro’s board of directors; or

•	AppliedMicro terminates the merger agreement pursuant to the termination right described under the heading “– Superior Proposal” in order to enter into a definitive agreement with respect to a superior proposal.

In no event will AppliedMicro be obligated to pay the termination fee on more than one occasion.

Expenses

Under the terms of the merger agreement, except for the termination fee, whether or not the offer and the mergers are consummated, all costs and expenses incurred in connection with the offer, the mergers, the merger agreement and the other transactions will be paid by the party incurring or required to incur such expenses.

Effect of Termination

In the event of termination of the merger agreement, the merger agreement, other than specified provisions that survive, will become void, and there will be no liability or further obligation on the part of MACOM, the Purchaser, Merger Sub or AppliedMicro, provided that no party will be relieved of liability for any fraud or a willful and material breach of the merger agreement.

Enforcements and Remedies

Under the merger agreement, the parties have agreed that, prior to the valid termination of the merger agreement, each party will be entitled to:

•	an injunction or injunctions to prevent any breaches of the merger agreement;

•	specifically enforce the terms and provisions of the merger agreement (including the obligation of the parties to consummate the transactions contemplated by the merger agreement and the obligation of MACOM and the Purchaser to pay, and AppliedMicro’s stockholders’ right to receive, the aggregate consideration payable to them pursuant to the transactions contemplated by the merger agreement, in each case in accordance with the terms and subject to the conditions of the merger agreement); and

•	any further relief to which such party is entitled at law or in equity.

The merger agreement also provides that AppliedMicro shall have the right on behalf of its stockholders to pursue damages (including claims for damages based on loss of economic benefits of the transaction to AppliedMicro’s stockholders) in the event of any fraud or willful and material breach of the merger agreement by MACOM or the Purchaser.

Amendments and Waivers of Merger Agreement

At any time prior to the acceptance time, any provision of the merger agreement may be amended or waived, but only if, such amendment or waiver is in writing and signed, in the case of an amendment, by AppliedMicro, MACOM and the Purchaser or, in the case of a waiver, by the party waiving such provision. At any time and from time to time prior to the acceptance time, either AppliedMicro, on the one hand, or MACOM and the Purchaser, on the other hand, may, to the extent permissible by applicable law and except as otherwise set forth in the merger agreement,

(A)	extend the time for the performance of any of the obligations or other acts of MACOM or the Purchaser, in the case of an extension by AppliedMicro, or of AppliedMicro, in the case of an extension by MACOM and Purchaser, as applicable,

(B)	waive any inaccuracies in the representations and warranties made to such party contained in the merger agreement or in any document delivered pursuant hereto, and

(C)	waive compliance with any of the agreements or conditions for the benefit of any such party contained in the merger agreement.

Notwithstanding the foregoing, no failure or delay by any party hereto in exercising any right under the merger agreement will operate as a waiver thereof nor will any single or partial exercise thereof preclude any other or further exercise of any other right under the merger agreement.

SUPPORT AGREEMENTS

The following summary describes certain material provisions of the support agreements, the form of which is attached to this document as Annex B and incorporated into this document by reference. This summary may not contain all of the information about the support agreements important to AppliedMicro stockholders, and AppliedMicro stockholders are encouraged to read the form of support agreement carefully in its entirety. The legal rights and obligations of the parties are governed by the specific language of the support agreements and not this summary.

The summary of the support agreements is intended to provide information regarding the terms of the support agreements and is not intended to modify or supplement any factual disclosures about MACOM or AppliedMicro in their public reports filed with the SEC. In particular, the form of support agreement and the related summary are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to any party to such agreements. The support agreements include representations, warranties and covenants of the parties thereto made solely for the benefit of such parties. The assertions embodied in those representations and warranties were made solely for purposes of the contracts among the parties to the support agreements and may be subject to important qualifications and limitations agreed to by the parties thereto in connection with the negotiated terms. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to MACOM or AppliedMicro’s SEC filings or may have been used for purposes of allocating risk among the parties rather than establishing matters as facts. AppliedMicro stockholders should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts of the parties to the agreements.

Concurrently with the execution of the merger agreement on November 21, 2016, MACOM and the Purchaser entered into the support agreements with the supporting stockholders, pursuant to which each of the supporting stockholders agreed during the term of his, her or its respective support agreement, among other things:

(i) to promptly (and, in any event, not later than ten (10) business days following commencement of the offer) validly tender or cause to be tendered all outstanding shares of AppliedMicro common stock owned by the supporting stockholder;

(ii) with respect to any additional shares of AppliedMicro common stock acquired after commencement of the offer, but before the acceptance time, to promptly (and, in any event, not later than two (2) business days following the acquisition of such additional shares) validly tender or cause to be tendered such additional shares;

(iii) not to withdraw such shares of AppliedMicro common stock from the offer unless the offer is terminated, except that the supporting stockholder may withdraw his, her or its shares at any time following (a) the termination of the support agreement in accordance with its terms, (b) upon the offer being terminated in accordance with the terms of the merger agreement or (c) the termination of the merger agreement, pursuant to its terms, prior to consummation of the offer; and

(iv) to certain restrictions on directly or indirectly selling, transferring, assigning, pledging, hypothecating, tendering, encumbering or otherwise disposing of any such shares of AppliedMicro common stock prior to termination of the support agreement.

Each of the support agreements terminates upon the earlier of: (a) the day after the mergers are consummated, (b) the termination of the merger agreement pursuant to its terms and, if due in connection therewith, payment in full of the termination fee, (c) the mutual written consent of MACOM and the Purchaser on one hand and the supporting stockholder on the other or (d) such date and time as any amendment or change to the merger agreement or the offer is effected without the supporting stockholder’s consent that decreases the amount, or changes the form or (except with respect to extensions of the offer in accordance with the terms of the merger agreement) timing of the consideration payable to all AppliedMicro stockholders, or that imposes conditions to the offer in addition to the original conditions to the offer set forth in Annex A to the merger agreement or modifies such conditions in a manner adverse to the supporting stockholder.

The supporting stockholders beneficially own in the aggregate approximately eleven percent (11%) of outstanding AppliedMicro common stock as of December 15, 2016.

COMPARATIVE MARKET PRICE AND DIVIDEND MATTERS

Market Price History

MACOM common stock is listed on Nasdaq under the symbol “MTSI,” and AppliedMicro common stock is listed on Nasdaq under the symbol “AMCC.” The following table sets forth, for the periods indicated, as reported by Nasdaq, the per share intraday high and low sales prices of each company’s common stock.

	MACOM Technology Solutions Holdings, Inc.			Applied Micro Circuits Corporation
	High	Low	Dividend	High	Low	Dividend
2014
First Calendar Quarter	$21.44	$15.43	NA	$13.37	$9.38	NA
Second Calendar Quarter	$23.25	$15.76	NA	$11.75	$8.32	NA
Third Calendar Quarter	$25.70	$19.04	NA	$11.19	$6.64	NA
Fourth Calendar Quarter	$32.80	$18.23	NA	$7.32	$5.56	NA
2015
First Calendar Quarter	$39.52	$27.64	NA	$6.71	$4.61	NA
Second Calendar Quarter	$42.81	$29.85	NA	$8.09	$4.89	NA
Third Calendar Quarter	$39.26	$25.82	NA	$6.98	$4.69	NA
Fourth Calendar Quarter	$43.19	$27.34	NA	$7.68	$5.02	NA
2016
First Calendar Quarter	$44.81	$32.96	NA	$6.60	$4.93	NA
Second Calendar Quarter	$45.46	$29.56	NA	$6.95	$5.64	NA
Third Calendar Quarter	$44.10	$30.58	NA	$7.28	$6.07	NA
Fourth Calendar Quarter	$53.80	$35.33	NA	$9.05	$5.81	NA
2017
First Calendar Quarter, as of January 20, 2017	$48.17	$45.12	NA	$8.55	$8.10	NA

On November 18, 2016, the trading day prior to the public announcement of the execution of the merger agreement, the closing price per share of AppliedMicro common stock on Nasdaq was $7.25, and the closing price per share of MACOM common stock on Nasdaq was $46.95. On January 20, 2017, the most recent practicable trading date prior to the filing of this document, the closing price per share of AppliedMicro common stock on Nasdaq was $8.35, and the closing price per share of MACOM common stock on Nasdaq was $46.90. The table below also shows the implied value of one share of AppliedMicro common stock on such dates, which was calculated by adding (1) the per-share cash consideration of $3.25 and (2) the product of the exchange ratio of 0.1089 multiplied by the closing price of MACOM common stock on such date.

	Per-Share AppliedMicro Closing Price	Per-Share MACOM Closing Price	Implied Transaction Value of AppliedMicro Share
November 18, 2016	$7.25	$46.95	$8.36
January 20, 2017	$8.35	$46.90	$8.36

The market value of the stock portion of the transaction consideration will change as the market value of MACOM common stock fluctuates during the offer period and thereafter. AppliedMicro stockholders should obtain current market quotations for shares of AppliedMicro common stock and MACOM common stock before deciding whether to tender their AppliedMicro shares in the offer.

Dividends

The timing, declaration, amount of, and payment of any dividends by MACOM is within the discretion of the MACOM board of directors and will depend upon many factors, including MACOM’s financial condition, earnings, capital requirements of its operating subsidiaries, covenants associated with certain of MACOM’s debt service obligations, legal requirements, regulatory constraints, industry practice, ability to access capital markets, and other factors deemed relevant by the MACOM board of directors.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The unaudited pro forma condensed combined balance sheet as of September 30, 2016 and the unaudited pro forma condensed combined statement of operations for the year ended September 30, 2016 have been prepared to reflect the transactions. The transactions will be accounted for as a business combination where MACOM is the acquirer and AppliedMicro is the acquiree. The unaudited pro forma condensed combined balance sheet combines the unaudited condensed balance sheets of MACOM and AppliedMicro as of September 30, 2016 and gives effect to the transactions as if they had been completed on September 30, 2016. The unaudited pro forma condensed combined statements of operations for the year ended September 30, 2016 combine the historical condensed statements of operations of MACOM and AppliedMicro, giving pro forma effect to the transactions as if they had been completed on October 3, 2015. The historical financial information has been adjusted in the unaudited pro forma condensed combined financial statements to give effect to pro forma events that are (1) directly attributable to the transactions, (2) factually supportable, and (3) with respect to the statements of operations, expected to have a continuing impact on the combined results.

The unaudited pro forma condensed combined financial statements presented are based on the assumptions and adjustments described in the accompanying notes. The unaudited pro forma condensed combined financial statements are presented for illustrative purposes and do not purport to represent what the financial position or results of operations would actually have been if the transactions occurred as of the dates indicated or what such financial position or results would be for any future periods for the combined company. The unaudited pro forma condensed combined financial statements are based upon the respective historical consolidated financial statements of MACOM and AppliedMicro, and should be read in conjunction with the:

•	accompanying notes to the unaudited pro forma condensed combined financial statements;

•	separate historical audited financial statements of MACOM included in its Annual Report on Form 10-K for the fiscal year ended September 30, 2016, as incorporated by reference into this document;

•	separate historical audited financial statements of AppliedMicro included in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, as incorporated by reference into this document;

•	separate historical unaudited financial statements of AppliedMicro included in its Quarterly Report on Form 10-Q for the Quarter ended September 30, 2016, as incorporated by reference into this document; and

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in the most recent Annual Report on Form 10-K for each of MACOM and AppliedMicro for the fiscal year ended September 30, 2016 and for the fiscal year ended March 31, 2016, respectively, as incorporated by reference into this document, and the risk factors discussed under “Risk Factors” included in this document.

See “Where To Obtain Additional Information.”

The accounting treatment for the transactions as a business combination by MACOM of AppliedMicro is dependent upon certain valuations and other studies that have yet to be completed or have not progressed to a stage where there is sufficient information for a definitive measurement. Accordingly, the pro forma adjustments are preliminary, subject to further revision as additional information becomes available and additional analyses are performed, and have been made solely for the purpose of providing unaudited pro forma condensed combined financial statements. Upon consummation of the transactions, final valuations and studies will be performed. Differences between these preliminary estimates and the final acquisition accounting may occur and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial statements and the combined company’s future financial position and results of operations. Fair values determined as of the assumed merger dates are based on the most recently available information. To the extent there are significant changes to MACOM’s or AppliedMicro’s business, or as new information becomes available, the assumptions and estimates herein could change significantly.

The transactions are being accounted for as a business combination where MACOM is acquiring AppliedMicro. AppliedMicro’s assets and liabilities will be measured and recognized at their fair values as of the date of the transactions, and consolidated with the assets, liabilities and results of operations of MACOM following the consummation of the transactions. The difference between the fair value of the purchase price consideration and the fair value of assets and liabilities acquired will be recorded as goodwill.

The unaudited pro forma condensed combined statements of operations do not include the impacts of any revenue, cost or other operating synergies that may result from the transactions or any related restructuring costs. The unaudited pro forma condensed combined statements of operations do not reflect certain amounts resulting from the transactions that were determined to be of a non-recurring nature. MACOM, through its direct wholly owned subsidiary, the Purchaser, is offering, upon the terms and subject to the conditions set forth in this document and in the accompanying letter of transmittal, to exchange for each outstanding share of AppliedMicro common stock, the right to receive the transaction consideration.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of September 30, 2016

(in thousands)

	Historical
	MACOM	AppliedMicro	Pro Forma Adjustments	Note 4	Pro Forma Combined
Assets
Current assets:
Cash and cash equivalents	$332,977	$22,489	$(287,889)	(a)	$67,577
Short-term investments	23,776	59,239	—		83,015
Accounts receivable, net	108,331	13,552	—		121,883
Inventories	114,935	13,181	25,819	(b)	153,935
Income tax receivable	21,607	—	—		21,607
Prepaid and other current assets	11,318	9,929	—		21,247

Total current assets	612,944	118,390	(262,070)		469,264
Property and equipment, net	99,167	12,729	—		111,896
Goodwill	120,024	11,425	254,443	(e)(g)	385,892
Intangible assets, net	259,602	—	377,500	(c)	637,102
Deferred income taxes	89,606	—	24,538	(d)	114,144
Other long-term assets	7,208	1,201	—		8,409

Total assets	$1,188,551	$143,745	$394,411		$1,726,707

Liabilities and stockholders’ equity
Current Liabilities:
Current portion long-term debt	$7,203	$—	$—		$7,203
Accounts payable	30,579	8,843	—		39,422
Accrued liabilities	54,368	17,508	31,900	(g)(h)	103,776
Veloce accrued liabilities	—	3,034	—		3,034
Deferred revenue	—	335	—		335

Total current liabilities	92,150	29,720	31,900		153,770
Long-term debt, less current portion	576,345	—	—		576,345
Warrant liability	38,253	—	—		38,253
Other long-term liabilities	7,254	1,067	—		8,321
Deferred income taxes	11,765	—	—		11,765

Total liabilities	725,767	30,787	31,900		788,454
Commitments and contingencies
Stockholders’ equity:
Common stock	54	865	(761)	(a)(f)	158
Treasury stock	(330)	—	—		(330)
Additional paid-in capital	551,509	6,072,219	(5,586,204)	(a)(f)	1,037,524
Accumulated other comprehensive loss	9,039	(9,555)	9,555	(f)	9,039
Additional deficit	(97,488)	$(5,950,571)	5,939,921	(f)(h)	(108,138)

Total stockholder’s equity (deficiency)	462,784	112,958	362,511		938,253

Total liabilities and stockholders’ equity (deficiency)	$1,188,551	$143,745	$394,411		$1,726,707

The accompanying notes are an integral part of the unaudited pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the year ended September 30, 2016 (in thousands, except share and per share amounts)

	Historical
	MACOM	AppliedMicro	Pro Forma Adjustments	Note 4	Pro Forma Combined
Revenue	$544,338	$165,008	$—		$709,346
Cost of revenue	262,729	65,323	11,204	(i)	339,256

Gross profit	281,609	99,685	(11,204)		370,090
Operating expenses:
Research and development	107,698	99,012			206,710
Selling, general and administrative	145,433	33,411	4,362	(i)(j)	183,206
Impairment charges	11,765	—	—		11,765
Restructuring charges	3,465	(86)	—		3,379

Total operating expenses	268,361	132,337	4,362		405,060

Income (loss) from operations	13,248	(32,652)	(15,566)		(34,970)

Other income (expense):
Warrant liability expense	(16,431)	—	—		(16,431)
Interest expense	(18,427)	—	(11,500)	(k)	(29,927)
Realized gain on short-term investments and interest income, net	—	834	—		834
Other income (expense)	39	68	—		107

Total other income (expense), net	(34,819)	902	(11,500)		(45,417)

Loss before income taxes	(21,571)	(31,750)	(27,066)		(80,387)
Income tax (benefit) provision	(17,983)	535	(20,051)	(l)	(37,499)

Loss from continuing operations	$(3,588)	$(32,285)	$(7,015)		$(42,888)

Net loss per common share from continuing operations – basic and diluted	$(0.07)			(m)	$(0.67)
Shares used to compute net loss from continuing operations per common share – basic and diluted	53,364				63,718 (h)

The accompanying notes are an integral part of the unaudited pro forma condensed combined financial statements.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

1. Description of Transaction and Basis of Presentation

Description of Transaction

On November 21, 2016, MACOM, AppliedMicro, the Purchaser and Merger Sub entered into the merger agreement. Pursuant to the merger agreement, MACOM plans to acquire control of, and ultimately the entire equity interest in, AppliedMicro. The offer is the first step in MACOM’s plan to acquire all of the outstanding shares of AppliedMicro common stock, and the first merger is the second step in such plan. Tendered shares of AppliedMicro common stock will be exchanged for the transaction consideration, and if the first merger is completed, any remaining shares of AppliedMicro common stock that were not tendered into the offer (other than certain dissenting, converted or cancelled shares, as described further in this document) will be converted into the right to receive the transaction consideration. Immediately following the first merger and as the final step in MACOM’s plan to acquire all of the outstanding shares of AppliedMicro common stock, the first surviving company will merge with and into Merger Sub in the second merger.

To prepare the unaudited pro forma condensed combined financial statements, MACOM adjusted AppliedMicro’s assets and liabilities to their estimated fair values based on preliminary valuation work. As of the date of this document, MACOM has not completed the detailed valuation work necessary to finalize the required estimated fair values of the AppliedMicro assets to be acquired and liabilities to be assumed and the related allocation of purchase price. The final allocation of the purchase price will be determined after the transaction is completed and after completion of an analysis to determine the estimated net fair value of AppliedMicro’s assets and liabilities. Accordingly, the final acquisition accounting adjustments may be materially different from the unaudited pro forma adjustments. Also, as of the date of this document, MACOM has not identified all adjustments necessary to conform AppliedMicro’s accounting policies to MACOM’s accounting policies. MACOM will conduct a final review of AppliedMicro’s accounting policies as of the date of the completion of the transactions in an effort to determine if differences in accounting policies require adjustment or reclassification of AppliedMicro’s results of operations or reclassification of assets or liabilities to conform to MACOM’s accounting policies and classifications. As a result of this review, the final acquisition accounting adjustments may be materially different from the unaudited pro forma adjustments. The unaudited pro forma condensed combined financial statements do not give effect to any cost savings, operating synergies or revenue synergies that may result from the transactions or the costs to achieve any such cost savings, operating synergies and revenue synergies. There were no material transactions between MACOM and AppliedMicro during the period presented in the unaudited pro forma condensed combined financial statements that would need to be eliminated.

Basis of Presentation

The unaudited pro forma condensed combined financial statements were prepared in accordance with Article 11 of SEC Regulation S-X. The unaudited pro forma condensed combined balance sheet as of September 30, 2016 is presented as if the transactions had been completed on September 30, 2016. The unaudited pro forma condensed combined statement of operations for the year ended September 30, 2016 assumes that the transactions took place as of October 3, 2015, and combines the historical results of MACOM and AppliedMicro for the same period. Based on the terms of the transactions, MACOM is deemed to be the acquiring company and the transaction will be accounted for as a business combination in accordance with GAAP. Accordingly, the assets and liabilities of MACOM will be recorded as of the closing date at their respective carrying value and the acquired net assets of AppliedMicro will be recorded as of the closing date at their fair value, with the excess of the value of consideration transferred over the fair value of net assets acquired being recognized as goodwill. For the purpose of these unaudited pro forma financial statements, management of MACOM has determined a preliminary estimated purchase price for the asset acquisition, and such amount has been calculated as described in Note 2 to these unaudited pro forma condensed combined financial statements. The net assets acquired in connection with the transaction are at their estimated fair values. A final determination of these estimated fair values will be based on the actual net acquired assets of AppliedMicro as of the closing date.

Treatment of Stock Options, RSUs and ESPP in the Transactions

Under the terms of the merger agreement, each outstanding vested in-the-money option to acquire shares of AppliedMicro common stock will be cancelled as of the effective time and thereafter will only entitle the holder of such option to receive (without interest) an amount in cash and a number of shares of MACOM common stock equal to the product of the (i) transaction consideration (with the stock consideration value based on the closing price of the MACOM common stock on Nasdaq on the last trading day immediately before the effective time), multiplied by (ii) that number of whole and partial (computed to the nearest four decimal places) shares of AppliedMicro common stock equal to the excess of (A) the total number of shares of AppliedMicro common stock then subject to such vested in-the-money AppliedMicro option over (B) the number of whole and partial (computed to the nearest four decimal places) shares of AppliedMicro common stock that, when multiplied by the closing price of the AppliedMicro common stock on Nasdaq on the last trading day immediately prior to the effective time, is equal to the aggregate exercise price of such vested in-the-money AppliedMicro option. Each outstanding option to acquire shares of AppliedMicro common stock other than a vested in-the-money AppliedMicro option will be cancelled and converted into, as of the effective time, and thereafter evidence an award of stock options exercisable for shares of MACOM common stock having the same terms and conditions, subject to certain modifications.

Further, each outstanding vested AppliedMicro restricted stock unit will be settled in that number of shares of AppliedMicro common stock underlying the vested AppliedMicro restricted stock unit and thereafter will entitle the holder thereof to receive (without interest) an amount in cash and a number of shares of MACOM common stock equal to the transaction consideration (with the stock consideration valued based on the closing price of MACOM common stock on Nasdaq on the last trading day immediately before the effective time), in respect of each share of AppliedMicro common stock that was subject to such holder’s vested AppliedMicro restricted stock unit. Each outstanding unvested AppliedMicro restricted stock unit will be cancelled and converted into, as of the effective time, and thereafter evidence an award of restricted stock units with respect to shares of MACOM common stock having the same terms and conditions, subject to certain modifications.

Finally, AppliedMicro will cause the ESPP to terminate as of the effective time, with the ESPP and all outstanding rights under such plan being terminated as of such time. Any shares of AppliedMicro common stock purchased under the ESPP will be canceled and converted into the right to receive the transaction consideration. Any funds that remain in the account of an ESPP participant will be promptly returned to the participant. See “Interests of Certain Persons in the Transactions – Treatment of Equity and Equity-Based Awards – ESPP.”

2. Preliminary Consideration Transferred and Preliminary Fair Value of Net Assets Acquired

The unaudited pro forma condensed combined financial information includes various assumptions, including those related to the preliminary purchase price allocation of the assets acquired and liabilities assumed of AppliedMicro based on management’s preliminary estimates of fair value. The final purchase price allocation may differ significantly based on final appraisals, third-party valuations and analyses of the assets acquired and liabilities assumed. Accordingly, the preliminary allocation described below is subject to change.

The total estimated consideration transferred was determined as follows:

(in thousands)	Amount
Calculation of estimated consideration to be transferred:
Cash consideration to be paid for AppliedMicro outstanding common stock	$287,889
Less cash acquired	(22,489)

Net cash consideration paid	265,400
Fair value of MACOM common stock to be issued for AppliedMicro outstanding common stock	486,119

Total estimated consideration transferred	$751,519

The preliminary allocation of estimated purchase price to the fair value of assets acquired and liabilities assumed is as follows:

(in thousands)	Amount
Recognized amounts of identifiable assets acquired and liabilities assumed:
Current assets, net of cash acquired	$121,720
Property and equipment	12,729
Goodwill	244,618
Intangible assets	377,500
Deferred tax assets	24,538
Other assets	1,201

Total assets	782,306
Current liabilities	(29,720)
Other liabilities	(1,067)

Total liabilities	(30,787)

Estimated total transaction consideration	$751,519

Cash consideration to be paid for AppliedMicro outstanding common stock is computed as follows:

(in thousands, except per share amounts)	Amount
Shares of AppliedMicro common stock outstanding as of November 18, 2016	87,642
Shares of AppliedMicro common stock subject to the ESPP	384
Shares of AppliedMicro common stock issuable in exchange for vested, in-the-money stock options	53
Shares of AppliedMicro common stock issuable to an advisor	502

Total estimated shares of AppliedMicro common stock entitled to transaction consideration	88,581
Cash consideration to be paid per share of AppliedMicro common stock	$3.25

Cash consideration to be paid to AppliedMicro stockholders	$287,889

The fair value of MACOM common stock to be issued for AppliedMicro outstanding common stock is computed as follows:

(in thousands, except per share amounts)		Amount
Shares of AppliedMicro common stock outstanding as of November 18, 2016		87,642
Shares of AppliedMicro common stock subject to ESPP		384
Shares of AppliedMicro common stock issuable in exchange for vested, in-the-money stock options		53
Shares of AppliedMicro common stock issuable to an advisor		502

Total estimated shares of AppliedMicro common stock entitled to the transaction consideration		88,581
Exchange ratio		0.1089

Shares of MACOM common stock to be issued for AppliedMicro outstanding shares	(a)	9,650

Shares of AppliedMicro common stock subject to vested RSUs		3,587
Shares of AppliedMicro common stock subject to vested MSUs		364

	(b)	3,951

Implied offer consideration per share as of November 18, 2016		$8.36
Divided by purchase price of MACOM common stock on November 18, 2016		46.95

	(c)	0.18

Shares of MACOM common stock to be issued for vested AppliedMicro RSUs and MSUs	(b)*(c)=(d)	704
Total shares of MACOM common stock to be issued to AppliedMicro stockholders	(a)+(d)	10,354
Price per share of MACOM common stock as of November 18, 2016		$46.95

Fair value of MACOM common stock to be issued to AppliedMicro stockholders		486,119

3. Income Taxes

As of March 31, 2016 AppliedMicro reported federal net operating loss (NOL) carryforwards of approximately $1,233.0 million, which will expire at various dates through 2036, and federal research and development tax credit carryforwards of $64.6 million.

AppliedMicro recorded a full valuation allowance against its outstanding net deferred tax assets, including those arising from the NOL as well as research and development tax credit carryforwards due to its history of losses. In connection with the transactions, MACOM expects to be able to utilize a portion of the NOL and development tax credit carryforwards. Both the NOL and the tax credits are subject to change-in-control limitations within the Internal Revenue Code and, accordingly, these carryforwards were reduced and an estimated Deferred Tax Asset amount to be realized by MACOM following the transactions, after consideration of the limitations, was $121.9 million. AppliedMicro also had other deferred tax assets that were fully reserved by AppliedMicro which are estimated to be realizable by MACOM following the transactions totaling $43.8 million. The transactions also resulted in the acquisition of intangible and other assets with different book and tax bases that give rise to a net deferred income tax liability of $141.2 million.

(in thousands)
Federal net operating losses and credits	$121,900
Other, net	43,800
Deferred tax liability resulting from the transactions	(141,162)

Deferred tax asset, net	$24,538

The following represents the estimated deferred income tax liability to be recorded by MACOM as part of the accounting for the transactions. The pro forma adjustment to record deferred taxes as part of the accounting for the transactions was computed as follows:

(in thousands)
Estimated fair value adjustment of identifiable intangible assets acquired	$377,500
Estimated fair value adjustment of inventory acquired	25,819

Total estimated fair value adjustments of net assets acquired	403,319

Net deferred tax liabilities associated with the estimate fair value adjustments of net assets acquired, at 35%	$141,162

For purposes of the Unaudited Pro Forma Condensed Combined Financial Information, the United States federal statutory tax rate of 35% has been used for all periods presented. This rate does not reflect MACOM’s effective tax rate, which includes other tax items, such as state and foreign taxes, as well as other tax charges or benefits, and does not take into account any historical or possible future tax events that may impact the combined company.

4. Pro Forma Adjustments

The unaudited pro forma condensed combined financial statements include pro forma adjustments to give effect to the transactions. The pro forma adjustments reflecting the completion of the transactions are based upon the accounting analysis conclusion that the transactions should be accounted for as a business combination and upon the assumptions set forth below.

(a)	Reflect a reduction in cash of an estimated $287.9 million cash and issuance of 10,354,000 common shares of MACOM valued at an estimated $486.1 million as of November 18, 2016 as estimated consideration transferred to AppliedMicro stockholders in connection with the transactions, utilizing share amounts from November 18, 2016, the business day prior to announcement of the transaction;

(b)	To reflect an increase of $25.8 million to AppliedMicro’s inventories to record inventory at estimated net realizable value, which has been estimated to be sales price less cost to sell plus a reasonable margin for selling effort. In addition, as MACOM sells the acquired inventory, its cost of revenue will reflect the increased valuation of AppliedMicro’s inventory, which will temporarily reduce MACOM’s gross margin. This impact to gross margin is considered to be non-recurring and, as such, is not included in the Unaudited Pro Forma Statement of Operations.

(c)	To record the preliminary fair value estimate of identifiable intangible assets. The intangible assets to be acquired consist of the following:

(in thousands, except estimated life)	Estimated Fair Value	Estimated Life
Trade name	$2,100	5 years
Technology	98,500	10 years
Backlog	8,600	3 years
Customer relationships	268,300	15 years

Total estimated consideration transferred	$377,500

(d)	The adjustment to net deferred tax assets of $24.5 million reflects the recognition of certain NOLs, development tax credit carryforwards and other deferred tax assets of AppliedMicro, which are partially offset by deferred tax liabilities arising from the differences between the book and tax bases of certain acquired assets, as more fully described in Note 3.

(e)	To record the resulting goodwill from the transactions. Resulting goodwill is equal to the excess of consideration of the fair value of the net assets acquired of 244.6 million, partially offset by historical AppliedMicro goodwill of $11.4 million.

(f)	To reflect the consolidation of AppliedMicro’s net assets. AppliedMicro’s historical stockholders’ equity balances and accumulated deficit were removed.

(g)	To record $21.3 million as an estimate of AppliedMicro’s transaction costs that are not already included in accrued liabilities as of September 30, 2016, as it is assumed that the costs would have been included in AppliedMicro’s historical financial statements had the transactions been completed on September 30, 2016. The adjustment is reflected as an increase to accrued expenses with an offsetting adjustment to goodwill. These costs are considered to be non-recurring and, as such, are not included in the Unaudited Pro Forma Statement of Operations.

(h)	To record $10.7 million as an estimate of MACOM’s transaction costs that are not already included in accrued liabilities as of September 30, 2016, as it is assumed that the costs would have been included in MACOM’s historical financial statements had the transactions been completed on September 30, 2016. The adjustment is reflected as an increase to accrued expenses with an offsetting adjustment to accumulated deficit. These costs are considered to be non-recurring and, as such, are not included in the Unaudited Pro Forma Statement of Operations.

(i)	To record amortization expense based on the preliminary estimated fair value of identifiable intangible assets. The adjustment was comprised of the following:

(in thousands)		Amortization Expense
Trade Name	Cost of Revenue	$503
Technology	Cost of Revenue	4,524
Backlog	Cost of Revenue	6,177
Customer relationships	Selling, General & Administrative	4,862

Total amortization expense		$16,066

Amortization expense is recognized based on the pattern over which we expect to receive the economic benefit from these assets. Future amortization expense for the next five fiscal years is as follows:

(in thousands)	Cost of Revenue	Selling, General and Administrative	Total
2017	$9,171	$12,870	$22,041
2018	10,106	23,661	33,767
2019	11,352	29,483	40,835
2020	11,568	29,969	41,537
2021	10,818	28,255	39,073

Total	$53,015	$124,238	$177,253

(j)	To reverse $0.5 million of transaction costs reflected in the historical financial statements of AppliedMicro. Had the transactions been completed as of October 3, 2015, it is expected that all transaction costs would have been expensed in the prior period. These costs are considered to be non-recurring and, as such, are not included in the Unaudited Pro Forma Statement of Operations.

(k)	To reflect eleven months of incremental interest expense associated with the $250 million in term loans entered into by MACOM on August 31, 2016, as it is assumed the term loans would have been entered into at the beginning of the year as a means of financing the acquisition. Incremental interest expense is calculated using an interest rate of 4.5% and also includes $1.2 million in incremental amortization of deferred financing costs.

(l)	To reflect the pro forma adjustment at the U.S. Federal statutory tax rate of 35%. In additional, also reflects the assumed reversal of AppliedMicro’s valuation allowance against net deferred tax assets as of September 30, 2016 due to MACOM’s expected realization of such deferred tax assets. A summary of the pro forma income tax adjustments follows:

(in thousands)
AppliedMicro recorded loss before income taxes	$(31,750)
Pro forma adjustments to loss before income taxes	(27,066)

Adjusted AppliedMicro loss before income taxes	(58,816)
U.S. federal statutory income tax rate	35%

Pro forma income tax adjustment	(20,586)
As recorded AppliedMicro income tax benefit	(535)

$(20,051)

(m)	The pro forma combined basic and diluted net loss from continuing operations per share has been adjusted to reflect the pro forma combined net loss for the year ended September 30, 2016. In addition, the numbers of shares used in calculating the pro forma combined basic and diluted net loss per share have been adjusted to reflect the estimated total number of shares of common stock of the combined company that would be outstanding as of the closing of the transactions. The estimated total number of shares of MACOM common stock expected to be issued to AppliedMicro stockholders in connection with the transactions is presented in Note 2, “Preliminary Consideration Transferred and Preliminary Fair Value of Net Assets Acquired.” The following table sets forth the calculation of the basic and diluted shares used to compute net loss from continuing operations per common share:

		Pro-Forma Weighted Average Shares
(in thousands)	All Shares Issued/Issuable upon the transactions	Year Ended September 30, 2016
MACOM common shares: issued and outstanding immediately prior to the transactions	53,709	53,364
Total shares of MACOM common stock to be issued to AppliedMicro stockholders(1)	10,354	10,354

	64,063	63,718

(1)	Excludes shares subject to unvested outstanding stock options and unvested RSUs

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of the material U.S. federal income tax consequences of the offer and the mergers to U.S. holders and non-U.S. holders (each as defined below) of AppliedMicro common stock who exchange shares of AppliedMicro common stock for the transaction consideration pursuant to the offer and/or the first merger. This discussion is limited to such holders who hold their AppliedMicro common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion is based on current provisions of the Code, the Treasury regulations promulgated thereunder, judicial interpretations thereof and administrative rulings and published positions of the IRS, each as in effect as of the date hereof, and all of which are subject to change or differing interpretations, possibly with retroactive effect, and any such change could affect the accuracy of the statements and conclusions set forth herein.

This discussion is for general information only and does not purport to address all aspects of U.S. federal income taxation that may be relevant to particular holders of AppliedMicro common stock in light of their particular facts and circumstances and does not apply to holders of AppliedMicro common stock that are subject to special rules under the U.S. federal income tax laws (including, for example, banks or other financial institutions, dealers in securities or currencies, traders in securities that elect to apply a mark-to-market method of accounting, insurance companies, tax-exempt entities, entities or arrangements treated as partnerships for U.S. federal income tax purposes or other flow-through entities (and investors therein), subchapter S corporations, retirement plans, individual retirement accounts or other tax-deferred accounts, real estate investment trusts, regulated investment companies, holders liable for the alternative minimum tax, certain former citizens or former long-term residents of the United States, U.S. holders having a “functional currency” other than the U.S. dollar, holders who hold shares of AppliedMicro common stock as part of a hedge, straddle, constructive sale, conversion transaction or other integrated transaction, “controlled foreign corporations,” “passive foreign investment companies,” holders who exercise dissenters’ rights, and holders who acquired their shares of AppliedMicro common stock through the exercise of an employee stock option or otherwise as compensation or through a tax-qualified retirement plan). This discussion does not address any considerations under U.S. federal tax laws other than those pertaining to the income tax, nor does it address any considerations under any state, local or non-U.S. tax laws or under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of AppliedMicro common stock, the tax treatment of a person treated as a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Persons that for U.S. federal income tax purposes are treated as a partner in a partnership holding shares of AppliedMicro common stock should consult their tax advisors regarding the tax consequences of the offer and the mergers to them.

ALL HOLDERS OF APPLIEDMICRO COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE OFFER AND THE MERGERS, INCLUDING THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL, STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of shares of AppliedMicro common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust (a) if a court within the United States is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

For purposes of this discussion, the term “non-U.S. holder” means a beneficial owner of shares of AppliedMicro common stock that is neither a U.S. holder nor a partnership for U.S. federal income tax purposes.

It is a condition to MACOM’s obligation to complete the offer that MACOM and AppliedMicro each receive a written opinion from their respective legal counsel, Ropes & Gray LLP and Pillsbury Winthrop Shaw Pittman LLP, respectively, to the effect that the offer and the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. These opinions will be based on representations made by AppliedMicro and MACOM and on customary factual assumptions, as well as certain covenants and undertakings of AppliedMicro and MACOM. If any of such representations, assumptions, covenants or undertakings is or becomes incorrect, incomplete, inaccurate or is violated, the validity of the opinions described above may be affected and the U.S. federal income tax consequences of the offer and the mergers could differ materially from those described below. In addition, neither of the opinions described above will be binding on the IRS or any court. MACOM and AppliedMicro have not sought and will not seek any ruling from the IRS regarding any matters relating to the offer and the mergers. There can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below.

U.S. Federal Income Tax Consequences of the Offer and the Mergers to U.S. Holders

Assuming the receipt and accuracy of the opinions described above, the U.S. federal income tax consequences of the offer and the mergers to U.S. holders are as follows:

•	a U.S. holder who receives a combination of shares of MACOM common stock and cash (other than cash received in lieu of fractional shares of MACOM common stock) in exchange for shares of AppliedMicro common stock pursuant to the offer and/or the first merger generally will recognize gain (but not loss) in an amount equal to the lesser of (i) the amount by which the sum of the fair market value of the MACOM common stock and cash received by the U.S. holder exceeds such U.S. holder’s adjusted tax basis in its shares of AppliedMicro common stock surrendered and (ii) the amount of cash received by such U.S. holder (in each case excluding any cash received in lieu of fractional shares in MACOM common stock, which shall be treated as discussed below);

•	the aggregate tax basis of the shares of MACOM common stock received pursuant to the offer and the first merger (including any fractional shares of MACOM common stock deemed received and exchanged for cash, as discussed below) will be the same as the aggregate tax basis of the shares of AppliedMicro common stock surrendered in exchange therefor, decreased by the amount of cash received (excluding any cash received instead of fractional shares of MACOM common stock), and increased by the amount of gain recognized on the exchange (regardless of whether such gain is classified as capital gain or dividend income, as discussed below), excluding any gain recognized with respect to any fractional shares of MACOM common stock for which cash is received, as discussed below; and

•	the holding period of the MACOM common stock received in exchange for shares of AppliedMicro common stock (including any fractional shares of MACOM common stock deemed received and exchanged for cash, as discussed below) will include the holding period of the AppliedMicro common stock for which it is exchanged.

If a U.S. holder of AppliedMicro common stock acquired different blocks of shares of AppliedMicro common stock at different times or at different prices, any gain or loss will be determined separately with respect to each block of shares of AppliedMicro common stock and such U.S. holder’s basis and holding period in its shares of MACOM common stock may be determined with reference to each block of shares of AppliedMicro common stock. Any such holder should consult its tax advisors regarding the manner in which cash and shares of MACOM common stock received in the offer and the first merger should be allocated among different blocks of shares of AppliedMicro common stock and with respect to identifying the bases or holding periods of the particular shares of MACOM common stock received.

Any gain recognized by a U.S. holder of AppliedMicro common stock in connection with the offer and the mergers generally will constitute capital gain or loss and will constitute long-term capital gain or loss if such U.S. holder has held its shares of AppliedMicro common stock surrendered for more than one year as of the date of the exchange. Long-term capital gains of certain non-corporate holders, including individuals, are generally taxed at preferential rates. The deductibility of capital losses is subject to limitations. In some cases, if a holder actually or constructively owns MACOM common stock other than MACOM common stock received pursuant to the offer and/or the first merger, the recognized gain could be treated as having the effect of a distribution of a dividend under the tests set forth in Section 302 of the Code, in which case such gain would be treated as dividend income. Because the possibility of dividend treatment depends upon each holder’s particular circumstances, including the application of constructive ownership rules, holders of AppliedMicro common stock should consult their tax advisors regarding the application of the foregoing rules to their particular circumstances.

A U.S. holder of shares of AppliedMicro common stock who receives cash instead of a fractional share of MACOM common stock will generally be treated as having received the fractional share pursuant to the offer or the first merger, as applicable, and then as having sold that fractional share of MACOM common stock for cash. As a result, such U.S. holder will generally recognize gain or loss equal to the difference between the amount of cash received and the tax basis allocated to such fractional share of MACOM common stock. Gain or loss recognized with respect to cash received in lieu of a fractional share of MACOM common stock will generally constitute capital gain or loss, and will constitute long-term capital gain or loss if, as of the date of the exchange, the holding period for such share is greater than one year. The deductibility of capital losses is subject to limitations.

U.S. Federal Income Tax Consequences of the Offer and the Mergers to Non-U.S. Holders

In general, the U.S. federal income tax consequences of the offer and the mergers to non-U.S. holders that receive a combination of shares of MACOM common stock and cash in exchange for shares of AppliedMicro common stock pursuant to the offer and/or the first merger will be the same as those described above for U.S. holders, except that, subject to the discussion below regarding potential dividend treatment, a non-U.S. holder generally will not be subject to U.S. federal income tax or withholding tax on any gain realized in connection with the offer and the first merger unless:

•	such gain is effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment of the non-U.S. holder in the United States); or

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year in which the gain is realized and certain other conditions are met; or

•	AppliedMicro is or has been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code for U.S. federal income tax purposes at any time during the shorter of the five-year period preceding the date of disposition or the non-U.S. holder’s holding period for AppliedMicro common stock, and certain other requirements are met.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in the same manner as if such non-U.S. holder were a U.S. person. A non-U.S. holder that is a corporation also may be subject to an additional branch profits tax at a rate of thirty percent (30%) (or such lower rate as may be specified by an applicable income tax treaty) on its “effectively connected earnings and profits” for the taxable year, subject to certain adjustments.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a thirty percent (30%) rate (or such lower rate as may be specified by an applicable income tax treaty), but may be offset by U.S. source capital losses, if any, of the non-U.S. holder.

Even if AppliedMicro is treated as a United States real property holding corporation, gain realized by a non-U.S. holder on a disposition of shares of AppliedMicro common stock will not be subject to U.S. federal income tax so long as (1) the non-U.S. holder owned, directly, indirectly and constructively, no more than five percent of AppliedMicro’s common stock at all times within the shorter of (x) the five-year period preceding the disposition or (y) the holder’s holding period and (2) shares of AppliedMicro common stock are regularly traded on an established securities market. If any gain realized by a non-U.S. holder in connection with the offer and the first merger is taxable because AppliedMicro is a United States real property holding corporation and the non-U.S. holder’s ownership of AppliedMicro common stock exceeds five percent, the non-U.S. holder will be subject to U.S. federal income tax (but not withholding) on such disposition generally in the manner applicable to U.S. holders.

As discussed above under “- U.S. Federal Income Tax Consequences of the Offer and the Mergers to U.S. Holders,” in certain circumstances, gain recognized in connection with the offer and the mergers by a non-U.S. holder could be treated as having the effect of a distribution of a dividend under the tests set forth in Section 302 of the Code, in which case such gain would be treated as dividend income. Any amount so treated generally would be subject to U.S. withholding tax at a rate of thirty percent (30%), or such lower rate as may be specified by an applicable income tax treaty, unless such dividend is effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment of the non-U.S. holder in the United States). To the extent the applicable withholding agent is unable to determine the amount subject to such withholding with respect to a non-U.S. holder, the withholding agent may withhold at a rate of thirty percent (30%) (or such lower rate as may be specified by an applicable income tax treaty) on the entire amount of cash consideration payable to such non-U.S. holder pursuant to the offer and/or the first merger. If a withholding agent withholds excess amounts from the cash consideration so payable to a non-U.S. holder, such non-U.S. holder may obtain a refund of any such excess amounts by timely filing an appropriate claim with the IRS. Non-U.S. holders should consult their own tax advisors regarding the application of the foregoing rules in light of their particular facts and circumstances, the procedures for claiming treaty benefits or otherwise establishing an exemption from U.S. withholding tax with respect to any portion of the cash consideration payable to them pursuant to the offer and/or the first merger, and the possible desirability of selling their shares of AppliedMicro common stock or MACOM common stock (and considerations relating to the timing of any such sales).

Information Reporting and Backup Withholding

Payments of cash to a U.S. holder of AppliedMicro common stock may, under certain circumstances, be subject to information reporting and backup withholding, unless the U.S. holder provides proof of an applicable exemption or furnishes its taxpayer identification number and otherwise complies with all applicable requirements of the backup withholding rules. Certain holders (such as corporations and non-U.S. holders) are exempt from backup withholding. Non-U.S. holders may be required to comply with certification requirements and identification procedures in order to establish an exemption from information reporting and backup withholding. The amount of any backup withholding will be allowed as a refund or credit against a holder’s U.S. federal income tax liability, if any, provided that certain required information is timely furnished to the IRS.

The preceding discussion is intended only as a summary of material U.S. federal income tax consequences of the offer and the mergers. It is not a complete analysis or discussion of all potential tax effects that may be important to a particular holder. All holders of AppliedMicro common stock should consult their own tax advisors as to the specific tax consequences of the offer and the mergers to them, including tax reporting requirements, and the applicability and effect of any federal, state, local and non-U.S. tax laws.

DESCRIPTION OF MACOM CAPITAL STOCK

As of the date of this document, MACOM is authorized to issue 300,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share. As of January 12, 2017, there were 53,797,893 shares of MACOM common stock outstanding (excluding 22,993 shares held in treasury), and no shares of preferred stock issued or outstanding.

The following summary describes the material terms of MACOM’s capital stock but is not complete and is qualified by reference to the fifth amended and restated certificate of incorporation of MACOM (its “charter”), and the third amended and restated bylaws of MACOM (its “bylaws”), both of which are filed as exhibits to the registration statement of which this document forms a part. See “Where To Obtain Additional Information.”

Common Stock

The holders of MACOM common stock are entitled to one vote per share on all matters to be voted on by the common stockholders. The holders of MACOM common stock are not entitled to cumulative voting in the election of directors. Therefore, holders of a majority of the shares voting for the election of directors can elect all directors. Subject to preferences of any outstanding shares of preferred stock, the holders of MACOM common stock are entitled to receive ratably any dividends MACOM’s board of directors may declare out of funds legally available for the payment of dividends. If MACOM is liquidated, dissolved or wound up, the holders of MACOM common stock are entitled to share pro rata in all assets remaining after payment of, or provision for, liabilities and liquidation preferences of any outstanding shares of preferred stock. Holders of MACOM common stock have no pre-emptive rights or rights to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

Pursuant to its charter, MACOM’s board of directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock from time to time in one or more series. MACOM’s board of directors also has the authority to fix the designations, voting powers, preferences, and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions of, any series of preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. MACOM’s board of directors, without stockholder approval, can issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of common stock. The issuance of preferred stock may decrease the market price of MACOM’s common stock.

Pre-emptive Rights

Under Delaware law, a stockholder is not entitled to pre-emptive rights to subscribe for additional issuances of common stock or any other class of series of common stock or any security convertible into such stock in proportion to the shares that are owned unless there is a provision to the contrary in the certificate of incorporation. MACOM’s charter does not provide that MACOM stockholders are entitled to pre-emptive rights.

Registration Rights

MACOM is party to a second amended and restated investor rights agreement with certain holders of its capital stock and warrants (as amended, the “second amended and restated investor rights agreement”), which provides for rights relating to the registration of the shares of MACOM’s common stock held by them and issuable to them upon exercise of the warrants held by them. These securities are referred to as “registrable securities.”

Specifically, the second amended and restated investor rights agreement provides for, subject to certain conditions, (i) up to two demand registration rights, which require MACOM to effect a registration of registrable securities with the SEC upon a written request from certain holders of registrable securities; (ii) unlimited shelf demand registration rights after MACOM is eligible to use a registration statement on Form S-3 upon request from the holders of at least five percent (5%) of the outstanding registrable securities; and (iii) piggyback registration rights, subject to certain conditions, which may require MACOM to register registrable securities if MACOM proposes to register any of its equity securities for sale to the public (whether for its account or the account of any stockholder).

In connection with any registration effected pursuant to the terms of the second amended and restated investor rights agreement, MACOM will be required to pay for all of the fees and expenses incurred in connection with such registration, including registration fees, filing fees and printing fees. However, the underwriting discounts, commissions and fees payable in respect of registrable securities included in any registration will be paid by the persons including such registrable securities in any such registration. MACOM has also agreed to indemnify the holders of registrable securities against claims, losses, damages and liabilities with respect to each registration effected pursuant to the second amended and restated investor rights agreement subject to limited exceptions.

Anti-Takeover Effects of Certain Provisions of MACOM’s Charter and MACOM’s Bylaws

Provisions of MACOM’s charter, MACOM’s bylaws and Delaware law could have the effect of delaying or preventing a third party from acquiring MACOM, even if the acquisition would benefit MACOM’s stockholders. These provisions may delay, defer or prevent a tender offer or takeover attempt of MACOM that a stockholder might consider in the stockholder’s best interest, including those attempts that might result in a premium over the market price for the shares held by MACOM stockholders. These provisions are intended to enhance the likelihood of continuity and stability in the composition of MACOM’s board of directors and in the policies formulated by the board of directors and to reduce vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of MACOM’s outstanding shares, or an unsolicited proposal for MACOM’s restructuring or sale of all or part of MACOM’s business.

Authorized but Unissued Shares of Common Stock and Preferred Stock

MACOM’s authorized but unissued shares of common stock and preferred stock are available for MACOM’s board of directors to issue without stockholder approval. As noted above, the board of directors, without stockholder approval, has the authority under MACOM’s charter to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock could be issued quickly, could adversely affect the rights of holders of common stock and could be issued with terms calculated to delay or prevent a change of control or make removal of management more difficult. MACOM may use the additional authorized shares of common or preferred stock for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of MACOM’s authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of the company by means of a proxy contest, tender offer, merger or other transaction.

Classified Board; Election and Removal of Directors

MACOM’s charter provides for the division of MACOM’s board of directors into three classes, as nearly as equal in number as possible, with the directors in each class serving for three (3)-year terms, and one class being elected each year by MACOM’s stockholders. MACOM’s directors can be removed only for cause and, subject to specified exceptions, vacancies on the board of directors may be filled only by the affirmative vote of a majority of the directors then in office. Further, only MACOM’s board of directors may change the size of the board of directors. Because this system of electing, appointing and removing directors generally makes it more difficult for stockholders to replace a majority of the board of directors, it may discourage a third party from initiating a tender offer or otherwise attempting to gain control of the company, and may maintain the incumbency of MACOM’s board of directors.

Stockholder Action; Special Meetings of Stockholders

MACOM’s charter and bylaws provide that no action shall be taken by the stockholders except at an annual or special meeting of the stockholders called in accordance with MACOM’s bylaws and no action shall be taken by the stockholders by written consent.

MACOM’s charter also provides that special meetings of MACOM’s stockholders may be called only by the majority of MACOM’s board of directors or by the chairman of the board of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

MACOM’s bylaws provide that stockholders seeking to bring business before a meeting of stockholders, or to nominate candidates for election as directors at a meeting of stockholders, must provide MACOM with timely written notice of their proposal. MACOM’s bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

Amendment to MACOM’s Charter and MACOM’s Bylaws

MACOM’s charter may generally be amended by a majority of its stockholders, except with respect to provisions of the charter regarding MACOM’s board of directors, stockholder meetings and amendments to MACOM’s certificate of incorporation and bylaws, which may only be amended upon approval of holders of at least 66-2/3% of MACOM’s outstanding voting stock. In addition, the approval of at least 80% of MACOM’s outstanding voting stock is required to amend the provisions of Article VI of MACOM’s charter with respect to limitation of director liability, indemnification of directors and officers and renunciation of corporate opportunities. MACOM’s bylaws may generally be amended by MACOM’s board of directors or by MACOM’s stockholders upon approval of holders of at least 66-2/3% of MACOM’s outstanding voting stock.

Corporate Opportunities

MACOM’s charter provides that it expressly renounce any interest or expectancy in any corporate opportunity and that there shall be no expectation that such corporate opportunity be offered to MACOM or its affiliates, if such opportunity is one that an “Institutional Investor” (as defined below) has acquired knowledge of or is otherwise pursuing, such that as a result of such renunciation, the corporate opportunity shall belong to such Institutional Investor. The renunciation does not apply to any interest or expectancy MACOM may have in any corporate opportunity that is expressly offered to any of MACOM’s directors or officers in his or her capacity as a director or officer of MACOM. An “Institutional Investor” is defined as (i) GaAs Labs, LLC and its affiliated companies, or (ii) Summit Partners, L.P. and its affiliated companies, in each case including each of their respective directors, officers, employees and agents.

Delaware Law

MACOM is subject to the provisions of Section 203 of the DGCL, an anti-takeover law. Subject to exceptions, the statute prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three (3) years after the date of the transaction in which the person became an interested stockholder, unless:

•	prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least eighty-five percent (85%) of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares outstanding, those shares owned by (1) persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or

•	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not owned by the interested stockholder.

For purposes of Section 203 of the DGCL, a “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, with an “interested stockholder” being defined as a person who, together with affiliates and associates, owns, or within three (3) years prior to the date of determination whether the person is an “interested stockholder,” did own, fifteen percent (15%) or more of the corporation’s voting stock.

Exclusive Forum

MACOM’s charter provides that the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of MACOM, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director or officer of MACOM to MACOM or its stockholders, (iii) any action asserting a claim against MACOM arising pursuant to the DGCL or MACOM’s charter or bylaws or (iv) any action asserting a claim against MACOM that is governed by the internal affairs doctrine. Although MACOM has included a choice of forum clause in its certificate of incorporation, it is possible that a court could rule that such clause is inapplicable or unenforceable. MACOM’s bylaws provide that any person or entity purchasing or otherwise acquiring an interest in MACOM capital stock is deemed to have notice of and to have consented to the exclusive forum provisions described in this paragraph.

MACOM’s bylaws further provide that any person or entity purchasing or otherwise acquiring an interest in MACOM capital stock is deemed to have (i) consented and submitted to personal jurisdiction of the courts located within the State of Delaware in connection with any action described in the paragraph above (an “Action”), (ii) waived any objection to the exercise of personal jurisdiction over such stockholder in the courts located within the State of Delaware, (iii) waived any argument relating to the inconvenience of the forums described in (i) and (ii) of this paragraph with respect to any Action, (iv) agreed not to commence any Action other than before a court within the State of Delaware nor to make any attempt to cause transfer or removal of any such Action to any court other than a court within the State of Delaware, and (v) consented to having service of process made upon such stockholder by service upon such stockholder’s counsel as agent for such stockholder in the event that such stockholder brings an Action in a court other than a court within the State of Delaware.

Transfer Agent and Registrar

The transfer agent and registrar for MACOM’s common stock is American Stock Transfer & Trust Company, LLC.

COMPARISON OF STOCKHOLDERS’ RIGHTS

MACOM and AppliedMicro are both organized under the laws of the State of Delaware and, accordingly, the rights of holders of MACOM common stock and AppliedMicro common stock are currently, and will continue to be, governed by the DGCL. Any differences, therefore, in the rights of holders of MACOM common stock and AppliedMicro common stock arise primarily from differences in the companies’ respective certificates of incorporation and bylaws. Upon completion of the transactions, holders of AppliedMicro common stock will receive shares of MACOM common stock as partial consideration for their shares of AppliedMicro common stock. As a result, upon completion of the transactions, the rights of holders of AppliedMicro common stock who become holders of MACOM common stock in connection with the transactions will be governed by the DGCL, MACOM’s charter and MACOM’s bylaws.

The following is a summary of the material differences between the current rights of MACOM stockholders and the current rights of AppliedMicro stockholders. Although MACOM and AppliedMicro believe that this summary covers the material differences between the two companies’ stockholder rights, this summary may not contain all of the information that is important to you. This summary is not intended to be a complete discussion of the respective rights of MACOM stockholders and AppliedMicro stockholders, and it is qualified in its entirety by reference MACOM’s and AppliedMicro’s respective certificates of incorporation and bylaws, which are filed as exhibits to the registration statement of which this document forms a part and incorporated into this document by reference, the DGCL, the rules and regulations of the SEC and the various other documents of MACOM and AppliedMicro referred to in this summary. In addition, the characterization of some of the differences in the rights of MACOM stockholders and AppliedMicro stockholders as material is not intended to indicate that other differences do not exist or are not important. See “Where To Obtain Additional Information.”

APPLIEDMICRO	MACOM
Authorized Capital Stock

The charter of AppliedMicro authorizes AppliedMicro to issue 377,000,000 shares of its capital stock divided into two classes: 375,000,000 shares of common stock, par value $0.01 per share, and (2,000,000 shares of preferred stock, par value $0.01 per share.	The charter of MACOM authorizes MACOM to issue 310,000,000 shares of its capital stock divided into two classes: 300,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share.

AppliedMicro preferred stock may be issued from time to time in one or more series.	MACOM preferred stock may be issued from time to time in one or more series.

As of January 12, 2017 there were 87,641,177 shares of AppliedMicro common stock outstanding, and no shares of preferred stock issued or outstanding.	As of January 12, 2017, there were 53,797,893 shares of MACOM common stock outstanding (excluding 22,993 shares held in treasury), and no shares of preferred stock issued or outstanding.

Dividends

Subject to preferences of any outstanding shares of preferred stock, the holders of AppliedMicro common stock are entitled to receive ratably any dividends AppliedMicro’s board of directors may declare out of funds legally available for the payment of dividends; provided that no dividends should be declared, paid or distributed on AppliedMicro common stock unless the same dividends be declared, paid or distributed on AppliedMicro preferred stock. AppliedMicro’s bylaws provide that dividends may be paid in cash, in property or in shares of AppliedMicro’s capital stock.	Subject to preferences of any outstanding shares of preferred stock, the holders of MACOM common stock are entitled to receive ratably any dividends MACOM’s board of directors may declare out of funds legally available for the payment of dividends. MACOM’s bylaws provide that dividends may be paid in cash, in property or in shares of MACOM’s capital stock.

Liquidation Rights

Pursuant to Section 281 of the DGCL, subject to any preferential rights of any then-outstanding preferred stock, in the event of AppliedMicro’s liquidation, dissolution or winding up, holders of AppliedMicro’s common stock are entitled to share ratably in the assets remaining after payment of the full preferential amounts with respect to outstanding AppliedMicro preferred stock	Pursuant to Section 281 of the DGCL, subject to any preferential rights of any then-outstanding preferred stock, in the event of MACOM’s liquidation, dissolution or winding up, holders of MACOM’s common stock are entitled to share ratably in the assets remaining after payment of liabilities and the liquidation preferences of any outstanding preferred stock.

Voting Rights

AppliedMicro’s charter provides that each holder of common stock is entitled to one vote for each share held. AppliedMicro’s charter permits the AppliedMicro board of directors to designate preferred stock and in connection with such designation fix voting rights.	MACOM’s charter provides that each holder of common stock is entitled to one vote for each share held. MACOM’s charter permits the MACOM board of directors to designate preferred stock and in connection with such designation fix voting rights.

Conversion Rights

AppliedMicro’s charter permits the board of directors of AppliedMicro to designate preferred stock and in connection with such designation fix special rights, which might include conversion rights.	MACOM’s charter permits the MACOM board of directors to designate preferred stock and in connection with such designation fix special rights, which might include conversion rights.

Size of Board of Directors

AppliedMicro’s charter does not restrict or limit the number of directors that may sit on AppliedMicro’s board of directors. AppliedMicro’s bylaws provide that the number of members of AppliedMicro’s board of directors will be resolved from time to time by the board of directors.	MACOM’s charter does not restrict or limit the number of directors that may sit on MACOM’s board of directors. MACOM’s bylaws provide that the number of members of MACOM’s board of directors will be resolved from time to time by a majority of the then-authorized number of directors.

Structure and Term of Board of Directors

The board of directors of AppliedMicro is not classified. Directors are elected annually and hold office until his or her successor is elected or until his or her earlier resignation or removal.	MACOM’s board of directors is classified into three classes of directors, as nearly equal in number as possible, with one class of directors coming up for election each year. Directors serve three (3)-year terms.

Vacancies on Board of Directors

AppliedMicro’s bylaws provide that any vacancy on the AppliedMicro board of directors will be filled exclusively by a majority of the directors then in office.	MACOM’s bylaws provide that any vacancy on the MACOM board of directors will be filled exclusively by a majority of the directors then in office.

Election of Directors

AppliedMicro’s bylaws provide that elections of directors are determined by the vote of a majority of the votes cast with respect to that director’s election to hold office until the next annual meeting.	MACOM’s bylaws provide that elections of directors are determined by a plurality of the votes cast and that broker non-votes and abstentions shall be considered for purposes of establishing a quorum but not considered as votes cast for or against a director nominee.

Removal of Directors

AppliedMicro’s bylaws provide that a director may be removed, with or without cause, by the affirmative vote of a majority of the stockholders of AppliedMicro then entitled to vote at an election of directors.	MACOM’s bylaws provide that a director may be removed by the stockholders of MACOM only for cause and only by the affirmative vote of the holders of at least a majority of the shares then entitled to vote at an election of directors

Stockholder Action by Written Consent

AppliedMicro’s bylaws do not prohibit stockholders to act by written consent, provided that such written consent is made in accordance with the requirements set forth in AppliedMicro’s bylaws.	MACOM’s charter and bylaws provide that no action shall be taken by the stockholders except at an annual or special meeting of the stockholders called in accordance with MACOM’s bylaws and no action shall be taken by the stockholders by written consent.

Supermajority Provisions

Apart from protective provisions with respect to preferred holders, AppliedMicro’s charter and bylaws do not include supermajority provisions.	Apart from the voting thresholds described under “Amendment of Charter and Bylaws” below, MACOM’s charter and bylaws do not include supermajority provisions.

Special Meetings of Stockholders

Special meetings of AppliedMicro’s stockholders may be called at any time by the chairman of the board of directors, the president, any vice president, the secretary or any two (2) directors.	Special meetings of MACOM’s stockholders may be called only by the chairman of the board of directors or a majority of the board of directors.

Stockholder Proposals and Nominations for Candidates for Election

AppliedMicro’s bylaws allow stockholders to nominate persons for election and propose business to be brought before a stockholder meeting, subject to timely and proper notice of such business in accordance with the requirements set forth in AppliedMicro’s bylaws.	MACOM’s bylaws allow stockholders to nominate persons for election and propose business to be brought before a stockholder meeting, subject to timely and proper notice of such business in accordance with the requirements set forth in MACOM’s bylaws.

To be timely, the written notice must be received by the secretary at the principal executive offices of the corporation not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the direct anniversary of the preceding year’s annual meeting.	To be timely, a stockholder’s notice must be delivered to the General Counsel of MACOM at MACOM’s principal executive offices not less than 45 days or more than 75 days prior to the first anniversary of the date MACOM mailed its proxy materials or Notice of Internet Availability of Proxy Materials (whichever is earlier) for the prior year’s annual meeting, or, if the meeting is convened more than thirty (30) days prior to or delayed by more than thirty (30) days after the anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be received not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the date on which public announcement of the date of the such meeting is first made.

AppliedMicro’s bylaws also require that a stockholder’s notice must set forth certain information with respect to the stockholder and, if applicable, a brief description of the stockholder’s nominee or the business to be conducted.	MACOM’s bylaws also require that a stockholder’s notice must set forth certain information with respect to the stockholder and, if applicable, the stockholder’s nominee for the board of directors or a brief description of the business to be conducted.

Amendment of Charter and Bylaws

AppliedMicro’s charter grants the board of directors the right to amend, alter, change or repeal any provision of the charter or the bylaws of the Corporation. AppliedMicro’s bylaws also provide that the bylaws may be amended, altered, changed or repealed by the stockholders entitled to vote.

No provision of Articles V – Board of Directors, VII – Meetings of Stockholders, or IX – Amendments to the Certificate of Incorporation and Bylaws may be amended except by the affirmative vote of the holders of 66-2/3% of MACOM’s outstanding common stock entitled to vote generally in the election of directors. No provision of Article VI – Limitation of Director Liability; Indemnification and Advancements of Expenses of Directors and Officers; Renunciation of Corporate Opportunities may be amended except by the affirmative vote of the holders of 66-2/3% of MACOM’s outstanding common stock entitled to vote generally in the election of directors.

MACOM’s bylaws may be amended by MACOM’s board of directors or by the affirmative vote of the holders of 66-2/3% of MACOM’s outstanding common stock entitled to vote generally in the election of directors.

Shareholder Rights Plan

AppliedMicro does not currently have a shareholder rights plan in place.	MACOM does not currently have a shareholder rights plan in place.

Business Combination Statute

AppliedMicro has not opted out of Section 203 of the DGCL. For a summary of Section 203 of the DGCL, see “Description of MACOM Common Stock – Potential Anti-Takeover Effects of Various Provisions of Delaware Law and MACOM’s Charter and Bylaws – Delaware Law.”	MACOM has not opted out of Section 203 of the DGCL. For a summary of Section 203 of the DGCL, see “Description of MACOM Common Stock – Delaware Law.”

Exclusive Forum

AppliedMicro’s bylaws provides that the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of AppliedMicro, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director or officer of AppliedMicro to AppliedMicro or its stockholders, (iii) any action asserting a claim against AppliedMicro arising pursuant to the Delaware General Corporation Law or AppliedMicro’s charter or bylaws or (iv) any action asserting a claim governed by the internal affairs doctrine.	MACOM’s charter provides that the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of MACOM, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director or officer of MACOM to MACOM or its stockholders, (iii) any action asserting a claim against MACOM arising pursuant to the Delaware General Corporation Law or MACOM’s charter or bylaws or (iv) any action asserting a claim against MACOM that is governed by the internal affairs doctrine. MACOM’s bylaws provide that any person or entity purchasing or otherwise acquiring an interest in MACOM capital stock is deemed to have notice of and to have consented to the exclusive forum provisions described in this paragraph.

LEGAL MATTERS

The validity of the MACOM common stock offered by this document will be passed upon for MACOM by Ropes & Gray LLP.

EXPERTS

The consolidated financial statements of MACOM Technology Solutions Holdings, Inc. incorporated in this prospectus/offer by reference from MACOM Technology Solutions Holdings, Inc.’s Annual Report on Form 10-K for the fiscal year ended September 30, 2016, and the effectiveness of MACOM Technology Solutions Holdings, Inc.’s internal control over financial reporting, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in auditing and accounting.

The consolidated financial statements of AppliedMicro and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Controls over Financial Reporting) incorporated in this document and in the registration statement of which this document forms a part by reference to the Annual Report on Form 10-K for the fiscal year ended March 31, 2016 of Applied Micro Circuits Corporation have been so incorporated in reliance on the report of KPMG LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE TO OBTAIN ADDITIONAL INFORMATION

MACOM and AppliedMicro file annual, quarterly and current reports, proxy statements and other information with the SEC. AppliedMicro stockholders may read and copy any reports, statements or other information that MACOM or AppliedMicro file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information regarding the public reference room. MACOM’s and AppliedMicro’s public filings also are available to the public from commercial document retrieval services and may be obtained without charge at the SEC’s website at www.sec.gov.

MACOM has filed a registration statement on Form S-4 with the SEC to register the offer and sale of shares of MACOM common stock to be issued in the offer and the first merger. This document is a part of that registration statement. In addition to this Amendment No. 1 to such registration statement, MACOM may also file additional amendments to such registration statement. In addition, on the date of the initial filing of the registration statement on Form S-4 of which this document is a part, MACOM and the Purchaser filed with the SEC a Tender Offer Statement on Schedule TO under the Exchange Act, together with exhibits, to furnish certain information about the offer. MACOM and the Purchaser filed an amendment to that Schedule TO on January 5, 2017. MACOM and the Purchaser may file additional amendments to the Schedule TO. As allowed by SEC rules, this document does not contain all of the information in the registration statement or the Schedule TO, or the exhibits to the registration statement or the Schedule TO. You may obtain copies of the Form S-4 and Schedule TO (and any amendments to those documents) by contacting the information agent as directed elsewhere in this document.

The SEC allows MACOM to incorporate information into this document “by reference,” which means that MACOM and the Purchaser can disclose important information to AppliedMicro stockholders by referring to another document or information filed separately with the SEC. The information incorporated by reference is deemed to be part of this document, except for any information amended or superseded by information contained in, or incorporated by reference into, this document. This document incorporates by reference the documents and information set forth below that MACOM and AppliedMicro have previously filed with the SEC. These documents contain important information about MACOM and AppliedMicro and their financial conditions, businesses, operations and results.

MACOM Filings:

MACOM Information Incorporated by Reference	Period Covered or Date of Filing
Annual Report on Form 10-K	Fiscal year ended September 30, 2016, as filed with the SEC on November 17, 2016

Amendment No. 1 to Annual Report on Form 10-K/A	Filed with the SEC on December 21, 2016

The description of MACOM’s common stock set forth in MACOM’s’ Registration Statement on Form 8-A	As filed with the SEC on March 9, 2012, together with all amendments and reports filed for the purpose of updating such description

Current Reports on Form 8-K	Filed with the SEC on:

• November 21, 2016 • January 5, 2017

Proxy Statement on Schedule 14A	For the 2017 annual meeting of stockholders, filed with the SEC on January 17, 2017

AppliedMicro Filings:

AppliedMicro Information Incorporated by Reference	Period Covered or Date of Filing
Annual Report on Form 10-K	Fiscal year ended March 31, 2016, as filed with the SEC on May 20, 2016

Quarterly Report on Form 10-Q	Quarters ended June 30, 2016, as filed with the SEC on August 3, 2016, and ended September 30, 2016, as filed with the SEC on November 2, 2016

The description of AppliedMicro’s common stock set forth in AppliedMicro’s Registration Statement on Form 8-A	As filed with the SEC on October 10, 1997, together with all amendments and reports filed for the purpose of updating such description

Current Reports on Form 8-K	Filed with the SEC on:

• August 4, 2016 • November 21, 2016

Proxy Statement on Schedule 14A	For the 2016 annual meeting of stockholders, filed with the SEC on June 21, 2016

MACOM also hereby incorporates by reference any additional documents that either it or AppliedMicro may file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this document to the termination of the offer. Nothing in this document shall be deemed to incorporate information furnished but not filed with the SEC or the contents of MACOM’s and AppliedMicro’s websites.

AppliedMicro stockholders may obtain any of these documents without charge upon request to the information agent toll-free at (888) 206-0860 or from the SEC at the SEC’s website at www.sec.gov.

Annex A

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

by and among

MACOM TECHNOLOGY SOLUTIONS HOLDINGS, INC.,

MONTANA MERGER SUB I, INC.,

MONTANA MERGER SUB II, LLC,

and

APPLIED MICRO CIRCUITS CORPORATION

Dated as of NOVEMBER 21, 2016

A-i

A-ii

Annex A	Offer Conditions
Exhibit A	Limited Liability Company Agreement of Surviving Company

A-iii

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

This AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this “Agreement”), dated as of November 21, 2016, is by and among Applied Micro Circuits Corporation, a Delaware corporation (the “Company”), MACOM Technology Solutions Holdings, Inc., a Delaware corporation (“Parent”), and Montana Merger Sub I, Inc., a Delaware corporation and direct wholly owned subsidiary of Parent (“Purchaser”) and Montana Merger Sub II, LLC, a Delaware limited liability company and direct wholly owned subsidiary of Parent (“Merger Sub Two” and, together with Purchaser, the “Merger Subs”). Parent, Purchaser and the Company are each sometimes referred to herein as a “Party” and collectively as the “Parties.”

WITNESSETH:

WHEREAS, it is proposed that Purchaser shall commence an exchange offer (the “Offer”) to acquire all of the outstanding shares of common stock, $0.01 par value per share, of the Company (the “Company Common Stock”) and the corporate goodwill associated with such Company Common Stock for the consideration and upon the terms and subject to the conditions set forth herein;

WHEREAS, it is also proposed that (a) the Parties shall effect the acquisition of the Company by Parent through the merger of Purchaser with and into the Company, with the Company surviving the merger (the “First Merger”) in accordance with the terms and conditions set forth in this Agreement and the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”) and (b) immediately following the First Merger, the merger of the Company, as the surviving company of the First Merger, with and into Merger Sub Two, with Merger Sub Two surviving the merger (the “Second Merger” and, together with the First Merger, the “Mergers”);

WHEREAS, in connection with the First Merger, each outstanding share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Cancelled Shares or Dissenting Shares) will automatically be converted into the right to receive the Transaction Consideration upon the terms and conditions set forth in this Agreement and in accordance with the DGCL;

WHEREAS, the Parties intend that the Offer and the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement be, and is hereby adopted as, a “plan of reorganization” for purposes of Sections 354 and 361 of the Code and Treasury Regulations Section 1.368-2(g);

WHEREAS, the board of directors of the Company (the “Company Board of Directors”) has: (i) determined that the Offer and the First Merger are fair to, and in the best interests of, the Company and its stockholders; (ii) adopted and declared advisable this Agreement and the transactions contemplated hereby, including the Offer and the Mergers (the “Transactions”); (iii) resolved that the First Merger shall be effected as soon as practicable following the Acceptance Time without a vote of the Company’s stockholders pursuant to Section 251(h) of the DGCL; and (iv) subject to the terms hereof, resolved and agreed to recommend that holders of shares of Company Common Stock accept the Offer and tender their shares of Company Common Stock pursuant to the Offer (such recommendation, the “Company Recommendation”);

WHEREAS, the board of directors of Parent (the “Parent Board of Directors”) and each of the Merger Subs has (a) determined that the Mergers are advisable and fair to, and in the best interests of, Parent, each of the Merger Subs and its respective stockholders or members, as applicable, respectively, and (b) approved, adopted and declared advisable this Agreement and the Transactions, including the Offer and the Mergers;

WHEREAS, as a condition and inducement to Parent’s willingness to enter into this Agreement, certain stockholders of the Company have simultaneously herewith entered into that certain Support Agreement (the “Support Agreement”); and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements specified herein in connection with the Transactions.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

Section 1.1.    The Offer.

(a)    Terms and Conditions of the Offer. Subject to the terms and conditions of this Agreement and provided that this Agreement has not been terminated in accordance with ARTICLE VIII and that the Company shall have complied with its obligations under Section 1.2 and Section 1.3 hereof, as promptly as practicable after the date hereof  (but in any event within twenty (20) Business Days of the date hereof), Purchaser shall, and Parent shall cause Purchaser to, commence the Offer within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”). The obligations of Purchaser to, and of Parent to cause Purchaser to, accept for payment, and pay for, any shares of Company Common Stock validly tendered and not properly withdrawn pursuant to the Offer are subject only to the satisfaction or waiver of the conditions set forth in Annex A (the “Offer Conditions”). In the Offer, each share of Company Common Stock accepted by Purchaser shall be exchanged for the right to receive: (i) $3.25 in cash (the “Cash Consideration”), and (ii) 0.1089 shares of Parent Common Stock (the “Stock Consideration”, and together with the Cash Consideration, the “Transaction Consideration”).

(b)    Changes to Terms and Conditions. Purchaser expressly reserves the right to waive any Offer Condition or modify the terms of the Offer, except that, without the prior written consent of the Company, Purchaser shall not, and Parent shall not permit Purchaser to, (i) reduce the number of shares of Company Common Stock subject to the Offer, (ii) reduce the Transaction Consideration to be paid in the Offer, (iii) change the form of consideration payable in the Offer, (iv) waive, amend or modify any of the conditions set forth in paragraphs (A), (B), (C) or (D) of Annex A, (v) add any condition to the Offer other than those set forth in Annex A, (vi) amend, modify or supplement any Offer Condition in any manner adverse to the holders of Company Common Stock, (vii) except as otherwise expressly required or permitted under this Agreement, terminate or extend the Offer, or (viii) otherwise amend, modify or supplement any of the terms of the Offer in any manner adverse (other than in an immaterial or de minimis way) to the holders of Company Common Stock.

(c)    Expiration and Extension of the Offer.

(i)    Unless the Offer is extended pursuant to and in accordance with this Agreement, the Offer shall expire at 12:00 a.m. midnight, Eastern time, on the date that is twenty (20) business days (for this purpose calculated in accordance with Rule 14d-1(g)(3) promulgated under the Exchange Act) after the date the Offer is first commenced (within the meaning of Rule 14d-2 promulgated under the Exchange Act) (such initial expiration date, or such subsequent time and date to which the expiration of the Offer is extended pursuant to and in accordance with this Agreement, the “Expiration Date”).

(ii)    Notwithstanding the foregoing, unless this Agreement has been terminated in accordance with ARTICLE VIII, (A) Purchaser shall (and Parent shall cause Purchaser to) extend the Expiration Date for any period required by applicable U.S. federal securities laws and the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) and its staff with respect thereto or the rules and regulations of the Nasdaq Global Select Market (“Nasdaq”), applicable to the Offer, including such time as is necessary pursuant to Section 1.2(c) (but in no event shall Purchaser be required to extend the Offer for this purpose past the End Date), and (B) if at any scheduled Expiration Date the Offer Conditions shall not have been satisfied or earlier waived, Purchaser may elect to, and if requested by the Company, shall (and Parent shall cause Purchaser to), extend the Offer and the Expiration Date to a date that is not more than ten (10) business days (for this purpose calculated in accordance with Rule 14d-1(g)(3) promulgated under the Exchange Act) after such previously scheduled Expiration Date; provided, however, that Purchaser shall not be required to extend the Offer pursuant to this clause (ii) on more than two (2) occasions if all Offer Conditions other than the Minimum Condition are satisfied on the date on which the Offer is scheduled to expire, but the Minimum Condition is not satisfied, but may, in its sole and absolute discretion, elect to do so; provided, further, that (x) notwithstanding the foregoing in this clause (ii), in no event shall Purchaser be required to extend the Offer beyond the End Date, if Purchaser is then entitled to terminate this Agreement pursuant to Section 8.1(b) and (y) in no event shall Purchaser be permitted to extend the Offer beyond the End Date (unless the Company has consented to such extension).

(d)    Payment for Shares of Company Common Stock. Subject only to the satisfaction or waiver by Purchaser of the Offer Conditions as of the Expiration Date, Purchaser shall, and Parent shall cause Purchaser to, (i) promptly after the Expiration Date irrevocably accept for payment (the time of such acceptance, the “Acceptance Time”), and (ii) promptly (within the meaning of Section 14e-1(c) promulgated under the Exchange Act, and in any event within three (3) business days (calculated as set forth in Rule 14d-1(g)(3))) after the Expiration Date pay for, all shares of Company Common Stock that are validly tendered (and not properly withdrawn) in the Offer. Without limiting the generality of the foregoing, Parent shall provide or cause to be provided to Purchaser on a timely basis the funds and shares of Parent Common Stock necessary to pay for any shares of Company Common Stock that Purchaser becomes obligated to purchase pursuant to the Offer; provided, however, that notwithstanding anything to the contrary contained in this Section 1.1(d) without the prior written consent of the Company, Purchaser shall not accept for payment or pay for any shares of Company Common Stock if, as a result, Purchaser would acquire less than the number of shares of Company Common Stock necessary to satisfy the Minimum Condition. The Company shall use its reasonable best efforts to register (and shall instruct its transfer agent to register) the transfer of shares of Company Common Stock accepted for payment effective immediately after the Acceptance Time.

(e)    No Fractional Shares. In lieu of any fractional share of Parent Common Stock that otherwise would be issuable pursuant to the Offer, each holder of Company Common Stock who otherwise would be entitled to receive a fraction of a share of Parent Common Stock pursuant to the Offer (after aggregating all shares of Company Common Stock tendered in the Offer (and not validly withdrawn) by such holder) will be paid an amount in cash (without interest) equal to such fractional part of a share of Parent Common Stock multiplied by the Parent Trading Price, rounded to the nearest one-hundredth of a cent.

(f)    Adjustments to the Offer. The Cash Consideration and the Stock Consideration shall each be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock or Parent Common Stock, as applicable), reclassification, combination, exchange of shares or other like change (other than in connection with the Transactions) with respect to the number of shares of Company Common Stock or shares of Parent Common Stock outstanding after the date hereof and prior to Purchaser’s acceptance for payment of, and payment for, shares of Company Common Stock that are tendered pursuant to the Offer.

(g)    Termination. Nothing in this Section 1.1 shall be deemed to impair, limit or otherwise restrict in any manner the right of the Parties to terminate this Agreement pursuant to the terms of ARTICLE VIII. In the event this Agreement is terminated pursuant to ARTICLE VIII prior to any scheduled Expiration Date, Purchaser shall promptly (and in any event within twenty-four (24) hours of such termination of this Agreement) irrevocably and unconditionally terminate the Offer.

Section 1.2.    Schedule TO; Offer Documents; Registration Statement.

(a)    As soon as practicable on the date the Offer is first commenced (within the meaning of Rule 14d-2 promulgated under the Exchange Act), but in any event within twenty (20) Business Days after the date of this Agreement, Parent shall, and shall cause Purchaser to:

(i)    prepare and file with the SEC a Tender Offer Statement on Schedule TO (together with all amendments and supplements thereto, and including all exhibits thereto, the “Schedule TO”) with respect to the

Offer, which Schedule TO shall contain as an exhibit an offer to purchase and forms of the letter(s) of transmittal and summary advertisement, if any, and other customary ancillary documents, in each case, in respect of the Offer (together with all amendments and supplements thereto, the “Offer Documents”);

(ii)    deliver a copy of the Schedule TO, including all exhibits thereto, to the Company at its principal executive offices in accordance with Rule 14d-3(a) promulgated under the Exchange Act;

(iii)    give telephonic notice of the information required by Rule 14d-3 promulgated under the Exchange Act, and mail by means of first class mail a copy of the Schedule TO, to Nasdaq in accordance with Rule 14d-3(a) promulgated under the Exchange Act; and

(iv)    subject to the Company’s compliance with Section 1.3, cause the Offer Documents to be disseminated to all holders of shares of Company Common Stock as and to the extent required by the Exchange Act.

(b)    Concurrently with the filing of the Offer Documents, Parent shall prepare and file with the SEC a registration statement on Form S-4 to register under the Securities Act of 1933, as amended (together with the rules and regulations promulgated thereunder, the “Securities Act”), the offer and sale of Parent Common Stock pursuant to the Offer and the Mergers (the “Registration Statement”), which shall include a preliminary prospectus containing the information required under Rule 14d-4(b) promulgated under the Exchange Act (together with any amendments thereof or supplements thereto, the “Offer Prospectus”).

(c)    Until the End Date, or any earlier termination of this Agreement in accordance with Section 8.1, Parent shall, with the Company’s cooperation, use its reasonable best efforts to (i) have the Registration Statement declared effective under the Securities Act as promptly as practicable after its filing, (ii) ensure that the Registration Statement complies in all material respects as to form and content with the requirements of the applicable provisions of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder and other applicable Law and (iii) keep the Registration Statement, effective for so long as necessary to complete the Mergers and for the issuance of Parent Common Stock. Parent shall notify the Company promptly of the time when the Registration Statement has become effective or any supplement or amendment to the Registration Statement has been filed, and of the issuance of any stop order or suspension of the qualification of the shares of Parent Common Stock issuable in connection with the Offer and/or the Mergers for offering or sale in any jurisdiction. Parent, Purchaser and the Company shall cooperate in good faith to determine the information regarding the Company that is necessary to include in the Offer Documents and the Registration Statement in order to satisfy applicable Laws. The Company shall promptly upon request furnish in writing to Parent and Purchaser information concerning the Company and its Subsidiaries and the holders of shares of Company Common Stock that is required by applicable Law to be included in the Offer Documents and the Registration Statement so as to enable Parent and Purchaser to comply with their obligations under this Section 1.2. Parent and Purchaser shall promptly correct any information in the Registration Statement to the extent that such information contains any untrue statement of a material fact or the Registration Statement omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Each of Parent, Purchaser and the Company shall promptly correct any information provided by it or any of its respective Representatives for use in the Offer Documents and the Registration Statement if and to the extent that such information shall have become false or misleading in any material respect. Notwithstanding the foregoing, Parent and Purchaser shall have no responsibility with respect to any information supplied by the Company for inclusion or incorporation by reference in the Offer Documents and the Registration Statement. Parent and Purchaser shall, with the Company’s cooperation, take all steps necessary to cause the Offer Documents and the Registration Statement, as so corrected, to be filed with the SEC and to be disseminated to the holders of shares of the Company Common Stock, in each case as and to the extent required by applicable Laws, or by the SEC or its staff or Nasdaq. Each of Parent and Purchaser shall (A) provide the Company and its counsel with a reasonable opportunity to review and comment on the Offer Documents and the Registration Statement (and any amendments or supplements to the foregoing) prior to the filing thereof with the SEC, and Parent and Purchaser shall give reasonable and good faith consideration to any timely comments thereon made by the Company or its counsel, (B) promptly notify the Company of the receipt of, and promptly provide the Company copies of, all comments from, and all correspondence with, the SEC or its staff with respect to any Offer Documents or the Registration Statement and shall promptly notify the Company of any request by the SEC or its staff for any amendment or supplement thereto or for additional information, (C) provide the Company and its counsel with a reasonable opportunity to review and comment on any proposed correspondence between it and/or any of its Representatives on the one hand and the SEC or its staff on the other hand with respect to any Offer Document or the Registration Statement and Parent and Purchaser shall give reasonable and good faith consideration to any timely comments thereon made by the Company or its counsel and (D) promptly provide the Company with final copies of any correspondence sent by it and/or any of its Representatives to the SEC or its staff with respect to any Offer Document or the Registration Statement, and of any amendments or supplements to any Offer Document or the Registration Statement. Parent shall use reasonable best efforts to take any other action required to be taken under the Securities Act, the Exchange Act, any applicable state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the issuance of the Parent Common Stock in the Offer and/or the First Merger, and will pay all expenses thereto, and the Company shall furnish all information concerning the Company and the holders of the Company Common Stock as may be reasonably requested in connection with any such actions.

Section 1.3.    Company Actions.

(a)    Company Recommendation. The Company hereby consents to and approves the Offer pursuant to the terms of this Agreement. The Company hereby further consents to the inclusion in the Offer Document of such approval and Company Recommendation, unless the Company shall have withdrawn or modified such Company Recommendation as provided in Section 6.3(f). The Company shall not withdraw or modify such Company Recommendation in any manner adverse to Purchaser or Parent except as provided in Section 6.3(f).

(b)    Schedule 14D-9. The Company shall (i) file with the SEC concurrently with the filing by Parent and Purchaser of the Schedule TO, a Solicitation/Recommendation Statement on Schedule 14D-9 pertaining to the Offer, which shall contain and constitute notice to holders of shares of Company Common Stock informing such holders of their rights of appraisal in respect of such shares of Company Common Stock in accordance with Section 262 of the DGCL (together with all amendments and supplements thereto, and including all exhibits thereto, the “Schedule 14D-9”) and (ii) cause the Schedule 14D-9 to be mailed to the holders of shares of Company Common Stock promptly after commencement of the Offer. The Company shall cause the Schedule 14D-9 to comply as to form and content in all material respects with the requirements of the applicable provisions of the Exchange Act and the rules and regulations promulgated thereunder and other applicable Law. To the extent requested by the Company, Parent shall cause the Schedule 14D-9 to be mailed or otherwise disseminated to the holders of shares of Company Common Stock (to the extent required by the applicable Laws) together with the Offer Documents. Each of Parent and Purchaser shall furnish to the Company all information concerning Parent and Purchaser that is required by applicable Laws to be included in the Schedule 14D-9 so as to enable the Company to comply with its obligations under this Section 1.3(b) . Parent, Purchaser and the Company shall cooperate in good faith to determine the information regarding the Company that is necessary to include in the Schedule 14D-9 in order to satisfy applicable Laws. Each of the Company, Parent and Purchaser shall promptly correct any information provided by it or any of its Representatives for use in the Schedule 14D-9, or provide information it has not provided if and to the extent that such information contains any untrue statement of a material fact or the Schedule 14D-9 omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Company shall have no responsibility with respect to any information supplied by Parent or any Merger Sub for inclusion or incorporation by reference in the Schedule 14D-9. The Company shall, with Parent’s and Purchaser’s cooperation, take all steps necessary to cause the Schedule 14D-9, as so corrected, to be filed with the SEC and disseminated to the holders of shares of Company Common Stock, in each case as and to the extent required by applicable Laws. Unless and until the Company

Board of Directors has effected a Company Adverse Recommendation Change in accordance with Section 6.3, the Company shall (A) provide Parent and its counsel with a reasonable opportunity to review and comment on the Schedule 14D-9 (and any amendments or supplements to the foregoing) prior to the filing thereof with the SEC, and the Company shall give reasonable and good faith consideration to any timely comments thereon made by Parent or its counsel, (B) promptly notify Parent of the receipt of, and promptly provide Parent copies of, all comments from, and all correspondence with, the SEC or its staff with respect to the Schedule 14D-9 and shall promptly notify Parent of any request by the SEC or its staff for any amendment or supplement thereto or for additional information, (C) provide Parent and its counsel with a reasonable opportunity to review and comment on any proposed correspondence between it and/or any of its Representatives on the one hand and the SEC or its staff on the other hand with respect to the Schedule 14D-9 and the Company shall give reasonable and good faith consideration to any comments thereon made by Parent or its counsel and (D) promptly provide Parent with final copies of any correspondence sent by it and/or any of its Representatives to the SEC or its staff with respect to the Schedule 14D-9, and of any amendments or supplements to the Schedule 14D-9. Notwithstanding anything to the contrary in this Section 1.3(b), but subject to Section 6.3, the Company may amend or supplement the Schedule 14D-9 in connection with a Company Adverse Recommendation Change, without the prior consent of Parent and without providing Parent or its counsel an opportunity to review or comment thereon. The Schedule 14D-9 shall include the fairness opinions of the Company’s financial advisors referenced in Section 4.18.

(c)    Company Information. In connection with the Offer, the Company shall, or shall use reasonable best efforts to cause its transfer agent to, promptly furnish Parent and Purchaser with such assistance and such information as Parent or its agents may reasonably request in order to disseminate and otherwise communicate the Offer to the record and beneficial holders of shares of Company Common Stock, including a list, as of the most recent practicable date, of the stockholders of the Company, mailing labels and any available listing or computer files containing the names and addresses of all record and beneficial holders of shares of Company Common Stock, and lists of security positions of shares of Company Common Stock held in stock depositories (including updated lists of stockholders, mailing labels, listings or files of securities positions), in each case as of the most recent practicable date, and shall promptly furnish Parent and Purchaser with such additional information and assistance (including updated lists of the record and beneficial holders of shares of Company Common Stock, mailing labels and lists of security positions) as Parent and Purchaser or their agents may reasonably request in order to communicate the Offer to the holders of shares of Company Common Stock. Subject to applicable Laws, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Offer and the Mergers, Parent and Purchaser (and their respective agents) shall:

(i)    hold in confidence the information contained in any such lists of stockholders, mailing labels and listings or files of securities positions;

(ii)    use such information only in connection with the Offer and the Mergers; and

(iii)    if this Agreement shall be terminated pursuant to ARTICLE VIII, promptly return (and shall use their respective reasonable efforts to cause their agents to return to the Company or destroy) any and all copies and any extracts or summaries from such information then in their possession or control.

ARTICLE II

THE MERGERS

Section 2.1.    The Mergers. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and as soon as practicable following the consummation of the Offer in accordance with the DGCL (including Section 251(h)), (a) Purchaser shall be merged with and into the Company, in accordance with the DGCL (including Section 251(h)) at the Effective Time (as defined below), whereupon the separate existence of Purchaser will cease, with the Company surviving the First Merger (the Company, as the surviving entity in the First Merger, sometimes being referred to herein as the “First Surviving Company”), such that following the First Merger, the First Surviving Company will be a wholly owned direct subsidiary of Parent, and (b) immediately thereafter, and as part of the same plan, at the Second Effective Time, in accordance with Limited Liability Company Act of the State of Delaware (the “DLLCA”),the First Surviving Company shall be merged with and into Merger Sub Two, whereupon the separate corporate existence of the First Surviving Company will cease with Merger Sub Two surviving the Second Merger (Merger Sub Two, as the surviving entity of the Second Merger, sometimes being referred to herein as the “Surviving Company”) such that following the Second Merger, the Surviving Company will be a wholly owned direct subsidiary of Parent. The Mergers shall have the effects provided in this Agreement and as specified in the DGCL and the DLLCA, as applicable. The First Merger shall be governed by Section 251(h) of the DGCL.

Section 2.2.    Closing. The closing of the Mergers (the “Closing”) shall take place at the offices of Ropes & Gray LLP, Prudential Tower, 800 Boylston Street, Boston, Massachusetts, 02199, at 10:00 a.m., Eastern time, on the date that is the third (3rd) Business Day after the satisfaction or waiver (to the extent permitted by applicable Law) of the last of the conditions set forth in ARTICLE VII (other than those conditions that by their nature are to be satisfied at or immediately prior to the Closing, but subject to the satisfaction or waiver of such conditions), or at such other place, date and time as the Company and Parent may agree in writing. The date on which the Closing actually occurs is referred to as the “Closing Date.”

Section 2.3.    Effective Time. As soon as practicable on the Closing Date, the Parties shall cause (a) a certificate of merger with respect to the First Merger (the “First Certificate of Merger”) to be duly executed and filed with the Secretary of State of the State of Delaware (the “Delaware Secretary”) as provided under the DGCL and make any other filings, recordings or publications required to be made by the Company or Purchaser under the DGCL in connection with the First Merger, and (b) following the filing of the First Certificate of Merger, a certificate of merger with respect to the Second Merger (the “Second Certificate of Merger”, and together with the First Certificate of Merger, the “Certificates of Merger”)) to be duly executed and filed with the Delaware Secretary as provided under the DGCL and the DLLCA and make any other filings, recordings or publications required to be made by the First Surviving Company or Merger Sub Two under the DGCL and the DLLCA in connection with the Second Merger. The First Merger shall become effective at such time as the First Certificate of Merger is duly filed with the Delaware Secretary or on such later date and time as shall be agreed to by the Company and Parent and specified in the First Certificate of Merger (such date and time being hereinafter referred to as the “Effective Time”). The Second Merger shall become effective at such time as the Second Certificate of Merger is duly filed with the Delaware Secretary or on such later date and time as shall be agreed to by the Company and Parent and specified in the Second Certificate of Merger (such date and time being hereinafter referred to as the “Second Effective Time”). The Effective Time shall, in all events, precede the Second Effective Time.

Section 2.4.    Effects of the Mergers. The effects of the Mergers shall be as provided in this Agreement and in the applicable provisions of the DGCL and the DLLCA. Without limiting the generality of the foregoing, and subject thereto, (a) at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Purchaser shall vest in the First Surviving Company, and all debts, liabilities and duties of the Company and Purchaser shall become the debts, liabilities and duties of the First Surviving Company, all as provided under the DGCL and (b) at the Second Effective Time, all of the property, rights, privileges, powers and franchises of the First Surviving Company and Merger Sub Two shall vest in the Surviving Company, and all debts, liabilities and duties of the First Surviving Company and Merger Sub Two shall become the debts, liabilities and duties of the Surviving Company, all as provided under the DGCL and the DLLCA.

Section 2.5.    Organizational Documents of the Surviving Company.

(a)    At the First Effective Time, the amended and restated certificate of incorporation of the Company, as amended (the “Charter”) and the amended and restated bylaws of the Company (the “Bylaws”) shall serve as the certificate of incorporation and the bylaws, respectively of the First Surviving Company until thereafter amended and provided therein or by applicable Law.

(b)    At the Second Effective Time (and subject to Section 6.8(d)), the certificate of formation and limited liability company agreement of Merger Sub Two as in effect immediately prior to the Second Effective Time, as set forth in Exhibit A here to, shall be the certificate of formation and limited liability company agreement of the Surviving Company, until thereafter amended in accordance with applicable Law and the applicable provisions of such certificate of formation and limited liability company agreement.

Section 2.6.    Tax Consequences. It is intended that the Offer and the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement be, and is hereby adopted as, a “plan of reorganization” for purposes of Sections 354 and 361 of the Code and Treasury Regulations Section 1.368-2(g).

Section 2.7.    Directors, Officers and Manager. (a) Subject to applicable Law, the directors of Purchaser immediately prior to the Effective Time shall be the initial directors of the First Surviving Company and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal. The officers of Purchaser immediately prior to the Effective Time, from and after the Effective Time, shall continue as the officers of the First Surviving Company. Subject to applicable Law, the manager of Merger Sub Two immediately prior to the Second Effective Time shall be and become the manager of the Surviving Company as of the Second Effective Time. Except as otherwise determined by Parent prior to the Second Effective Time, the officers of the First Surviving Company immediately prior to the Second Effective Time, from and after the Second Effective Time, shall be the officers of the Surviving Company and shall hold office until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal

ARTICLE III

CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES

Section 3.1.    Effect on Capital Stock.

(a)    At the Effective Time, by virtue of the First Merger and without any action on the part of any of the Parties or the holder of any shares of Company Common Stock or on the part of the sole stockholder of Purchaser:

(i)    Conversion of Company Common Stock. Subject to Section 3.2(j) below, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any Cancelled Shares and any Dissenting Shares) shall be automatically converted into the right to receive the Transaction Consideration. From and after the Effective Time, each applicable holder of such shares of Company Common Stock shall cease to have any rights with respect thereto, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and uncertificated shares of Company Common Stock represented by book-entry form (“Book-Entry Shares”) and each certificate that, immediately prior to the Effective Time, represented any such shares of Company Common Stock (each, a “Certificate”) shall thereafter represent only the right to receive the Transaction Consideration upon the surrender of such shares of Company Common Stock in accordance with Section 3.2, including the right to receive, pursuant to Section 3.1(e), cash in lieu of fractional shares of Parent Common Stock, if any, into which such shares of Company Common Stock have been converted pursuant to this Section 3.1(a), together with the amounts, if any, payable pursuant to Section 3.2(e).

(ii)    Cancellation of Company Common Stock; Certain Subsidiary Owned Shares. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time that is owned or held in treasury by the Company and each share of Company Common Stock issued and outstanding immediately prior to the Effective Time that is owned by Parent, Purchaser or any other direct or indirect wholly-owned subsidiary of Parent shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist (the “Cancelled Shares”), and no consideration shall be delivered in exchange therefor.

(iii)    Treatment of Purchaser Shares. At the Effective Time, each issued and outstanding share of common stock, par value $0.01 per share, of Purchaser (the “Purchaser Common Stock”) shall be automatically converted into and become one fully paid and nonassessable share of common stock of the First Surviving Company and shall constitute the only outstanding shares of capital stock of the First Surviving Company. From and after the Effective Time, all certificates representing shares of Purchaser Common Stock shall be deemed for all purposes to represent the number of shares of common stock of the First Surviving Company into which they were converted in accordance with the immediately preceding sentence.

(b)    Share Adjustments. At the Second Effective Time, by virtue of the Second Merger and without any action on the part of any of the Parties or holders of any securities of the First Surviving Company or of Merger Sub Two, (i) each membership interest of Merger Sub Two issued and outstanding immediately prior to the Second Effective Time shall remain outstanding as a membership interest of the Surviving Company and (ii) all shares of common stock of the First Surviving Company shall no longer be outstanding and shall automatically be cancelled and shall cease to exist without any consideration being payable therefor.

(c)    Shares of Dissenting Stockholders. Notwithstanding anything in this Agreement to the contrary, any shares of Company Common Stock issued and outstanding immediately prior to the Effective Time and held by a person (a “Dissenting Stockholder”) who has not tendered into the Offer and has complied with all the provisions of the DGCL concerning the right of holders of shares of Company Common Stock to require appraisal of their shares (the “Appraisal Provisions”) of Company Common Stock (“Dissenting Shares”), to the extent the Appraisal Provisions are applicable, shall not be converted into the right to receive the Transaction Consideration, but shall become the right to receive such consideration as may be determined to be due to such Dissenting Stockholder pursuant to the procedures set forth in Section 262 of the DGCL. If such Dissenting Stockholder, after the Effective Time, withdraws its demand for appraisal or fails to perfect or otherwise loses its right of appraisal, in any case pursuant to the DGCL, each of such Dissenting Stockholder’s shares of Company Common Stock shall thereupon be treated as though such shares of Company Common Stock had been converted as of the Effective Time into the right to receive the Transaction Consideration. The Company shall give Parent prompt (and in any event within three (3) days) notice of any demands for appraisal of shares of Company Common Stock received by the Company, withdrawals of such demands and any other instruments served pursuant to Section 262 of the DGCL and shall give Parent the opportunity to participate in all negotiations and proceedings with respect thereto. The Company shall not, without the prior written consent of Parent, voluntarily make any payment with respect to, or settle or offer to settle, any such demands.

(d)    Certain Adjustments. If, between the date of this Agreement and the Effective Time, the outstanding shares of Company Common Stock or Parent Common Stock shall have been changed into a different number of shares or a different class of shares by reason of any stock dividend, subdivision, reclassification, stock split, reverse stock split, combination or exchange of shares, or any similar event shall have occurred (other than in connection with the Transactions), then the Transaction Consideration shall be equitably adjusted, without duplication, to proportionally reflect such change; provided that nothing in this Section 3.1(d) shall be construed to permit the Company to take any of the foregoing actions with respect to its securities to the extent otherwise prohibited by the terms of this Agreement.

(e)    No Fractional Shares. No fractional shares of Parent Common Stock shall be issued in connection with the Offer or the Merger, no certificates or scrip representing fractional shares of Parent Common Stock shall be delivered upon the conversion of Company Common Stock pursuant to Section 3.1(a)(i), and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a holder of shares of Parent Common Stock. Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock converted pursuant to the First Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after aggregating all shares represented by the Certificates and Book-Entry Shares delivered by such holder) shall receive, in lieu thereof and upon surrender thereof, cash (without interest) in an amount determined by multiplying (i) the Parent Trading Price, rounded to the nearest one-hundredth of a cent by (ii) the fraction of a share (after taking into account all shares of Company Common

Stock held by such holder at the Effective Time and rounded to the nearest one thousandth when expressed in decimal form) of Parent Common Stock to which such holder would otherwise be entitled (the “Fractional Share Cash Amount”). No such holder shall be entitled to dividends, voting rights or any other rights in respect of any fractional share of Parent Common Stock.

Section 3.2.    Exchange of Certificates.

(a)    Appointment of Exchange Agent. Prior to the Effective Time, Parent shall appoint a bank or trust company selected with the prior approval of the Company (such approval not to be unreasonably withheld, delayed or conditioned) to act as exchange agent (such exchange agent, which, if practicable, shall also be the depositary pursuant to the Offer, the “Exchange Agent”) for the payment of the Transaction Consideration in the Offer and the Mergers and shall enter into an agreement (the “Exchange Agent Agreement”) relating to the Exchange Agent’s responsibilities under this Agreement, which shall be in form and substance satisfactory to the Company.

(b)    Deposit of Transaction Consideration. Parent shall deposit, or cause to be deposited, with the Exchange Agent, within two (2) Business Days after the Acceptance Time, cash sufficient to pay the aggregate Cash Consideration payable in the Mergers to holders of Company Common Stock and shall deposit, or shall cause to be deposited, with the Exchange Agent, at such time, evidence of Parent Common Stock in book-entry form (and/or certificates representing such Parent Common Stock, at Parent’s election) representing the number of shares of Parent Common Stock sufficient to deliver the aggregate Stock Consideration payable in the Mergers (such cash and certificates, together with any dividends or distributions with respect thereto, the “Exchange Fund”).

(c)    Exchange Procedures. Promptly after the Effective Time (and in any event within three (3) Business Days thereafter), Parent shall, and shall cause the Surviving Company to, cause the Exchange Agent to mail to each holder of record of shares of Company Common Stock whose shares of Company Common Stock were converted pursuant to Section 3.1(a)(i) into the right to receive the Transaction Consideration (i) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Parent and the Company shall reasonably agree) (the “Letter of Transmittal”) and (ii) instructions for use in effecting the surrender of Certificates or Book-Entry Shares in exchange for the Transaction Consideration (including the Fractional Share Cash Amount) and any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with Section 3.2(e) (collectively, the “Exchanged Amounts”). Parent shall cause the Exchange Agent to make, and the Exchange Agent shall make, delivery of the Transaction Consideration, including payment of the Fractional Share Cash Amount, and any amounts payable in respect of dividends or other distributions on shares of Parent common stock in accordance with Section 3.2(e) out of the Exchange Fund in accordance with this Agreement. The Exchange Fund shall not be used for any purpose that is not expressly provided for in this Agreement.

(d)    Surrender of Certificates or Book-Entry Shares. Upon surrender of Certificates or Book-Entry Shares to the Exchange Agent together (in the case of Certificates) with the Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may customarily be required by the Exchange Agent, the holder of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor the Transaction Consideration into which the shares represented by such Certificates or Book-Entry Shares have been converted pursuant to this Agreement, including the Fractional Share Cash Amount, together with any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with Section 3.2(e). In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the transfer or stock records of the Company, any cash to be paid upon, or shares of Parent Common Stock to be issued upon, due surrender of the Certificate or Book-Entry Share formerly representing such shares of Company Common Stock may be paid or issued, as the case may be, to such a transferee if such Certificate or Book-Entry Share is presented to the Exchange Agent, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable stock transfer or other similar Taxes have been paid or are not applicable. No interest shall be paid or shall accrue on the cash payable upon surrender of any Certificate or Book-Entry Share. Until surrendered as contemplated by this Section 3.2, each Certificate and Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive, upon such surrender, the Transaction Consideration into which the shares represented by such Certificates or Book-Entry Shares have been converted pursuant to this Agreement, together with the Fractional Share Cash Amount and any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with Section 3.2(e). Notwithstanding anything to the contrary in this Agreement, any holder of Book-Entry Shares shall not be required to deliver a Certificate or an executed letter of transmittal to the Exchange Agent to receive the Exchanged Amounts that such holder is entitled to receive pursuant to this ARTICLE III. In lieu thereof, each holder of record of one or more Book-Entry Shares whose Company Common Stock were converted into the right to receive the Exchanged Amounts shall upon receipt by the Exchange Agent of an “agent’s message” in customary form (or such other evidence, if any, as the Exchange Agent may reasonably request), be entitled to receive, and Parent shall cause the Exchange Agent to exchange and deliver as promptly as reasonably practicable after the Effective Time, the Exchanged Amounts in respect of each such share of Company Common Stock, and the Book-Entry Shares of such holder shall forthwith be cancelled.

(e)    Treatment of Unexchanged Shares. No dividends or other distributions, if any, with a record date after the Effective Time with respect to Parent Common Stock, shall be paid to the holder of any unsurrendered share of Company Common Stock to be converted into shares of Parent Common Stock pursuant to Section 3.1(a)(i) until such holder shall surrender such share in accordance with this Section 3.2. After the surrender in accordance with this Section 3.2 of a share of Company Common Stock to be converted into the right to receive shares of Parent Common Stock pursuant to Section 3.1(a)(i), the holder thereof shall be entitled to receive (in addition to the Transaction Consideration and the Fractional Share Cash Amount payable to such holder pursuant to this ARTICLE III) any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the Parent Common Stock issuable in respect of such share of Company Common Stock.

(f)    No Further Ownership Rights in Company Common Stock. The shares of Parent Common Stock delivered and cash paid in accordance with the terms of this ARTICLE III upon conversion of any shares of Company Common Stock, once so delivered and paid, shall be deemed to have been delivered and paid in full satisfaction of all rights pertaining to such shares of Company Common Stock (subject to any rights of Dissenting Stockholders). From and after the Effective Time, subject to Parent’s and Purchaser’s compliance with their respective obligations hereunder, (i) all holders of Certificates and Book-Entry Shares shall cease to have any rights as stockholders of the Company other than the right to receive the Transaction Consideration into which the shares represented by such Certificates or Book-Entry Shares have been converted pursuant to this Agreement upon the surrender of such Certificate or Book-Entry Share in accordance with Section 3.2(d) (together with the Fractional Share Cash Amount and any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with Section 3.2(e)), without interest, and (ii) the stock transfer books of the Company shall be closed with respect to all shares of Company Common Stock outstanding immediately prior to the Effective Time. From and after the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Company of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, at any time after the Effective Time, any Certificates or Book-Entry Shares formerly representing shares of Company Common Stock are presented to the Surviving Company, Parent or the Exchange Agent for any reason, such Certificates or Book-Entry Shares shall be cancelled and exchanged as provided in this ARTICLE III, subject to applicable Law in the case of Dissenting Shares.

(g)    Sale of Excess Shares. As promptly as practicable following the Effective Time, the Exchange Agent shall determine the excess of (A) the number of whole shares of Parent Common Stock issued and delivered representing the Transaction Consideration over (B) the aggregate number of whole shares of Parent Common

Stock to be distributed to former holders of Company Common Stock in the Offer or pursuant to Section 3.2 (determined before taking into account any shares of Parent Common Stock withheld under Section 3.2) (such excess, the “Parent Excess Shares”). Following the Effective Time, the Exchange Agent shall, on behalf of former shareholders of the Company, sell the Parent Excess Shares at then prevailing prices on Nasdaq, all in the manner provided in this Section 3.2(g). The sale of the Parent Excess Shares by the Exchange Agent shall be executed on Nasdaq through one or more member firms of Nasdaq and shall be executed in round lots to the extent practicable. The Exchange Agent shall use reasonable best efforts to complete the sale of the Parent Excess Shares as promptly following the Effective Time as is practicable, consistent with obtaining the best execution of such sales in light of prevailing market conditions. Until the net proceeds of such sale or sales have been distributed to the holders of Certificates and Book-Entry Shares formerly representing Company Common Stock, the Exchange Agent shall hold such proceeds in the Exchange Fund.

(h)    Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent; provided that such investments shall be in obligations of or guaranteed by the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Financial Services LLC, respectively, in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion, or in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of investment. No such investment or loss thereon shall affect the amounts payable to holders of Certificates or Book-Entry Shares pursuant to this ARTICLE III, and following any losses from any such investment, or to the extent the cash portion of the Exchange Fund otherwise diminishes for any reason below the level required for the Exchange Agent to make cash payments pursuant to Section 3.1, Parent shall promptly provide additional funds to the Exchange Agent for the benefit of the holders of shares of Company Common Stock at the Effective Time in the amount of such losses or other shortfall, which additional funds will be deemed to be part of the Exchange Fund. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any cash amounts in excess of the amounts payable under Section 3.1, shall be promptly returned to the Surviving Company.

(i)    Termination of Exchange Fund. Any portion of the Exchange Fund (including any interest or other amounts received with respect thereto) that remains unclaimed by, or otherwise undistributed to, the holders of Certificates and Book-Entry Shares for 180 days after the Effective Time shall be delivered to Parent, upon demand, and any holder of Certificates or Book-Entry Shares who has not theretofore complied with this ARTICLE III shall thereafter look only to Parent or the Surviving Company (subject to abandoned property, escheat or other similar Laws), as general creditors thereof, for satisfaction of its claim for Transaction Consideration and any dividends and distributions which such holder has the right to receive pursuant to this ARTICLE III without any interest thereon.

(j)    No Liability. None of Parent, the Company or Purchaser or the Exchange Agent shall be liable to any person in respect of any portion of the Exchange Fund or the Transaction Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Notwithstanding any other provision of this Agreement, any portion of the Transaction Consideration or the cash to be paid in accordance with this ARTICLE III that remains undistributed to the holders of Certificates and Book-Entry Shares as of the second (2nd) anniversary of the Effective Time (or immediately prior to such earlier date on which the Transaction Consideration or such cash would otherwise escheat to or become the property of any Governmental Entity), shall, to the extent permitted by applicable Law, become the property of the Surviving Company, free and clear of all claims or interest of any person previously entitled thereto.

(k)    Withholding Rights. Each of the Company, Parent, Purchaser, the Surviving Company, the Exchange Agent and any other applicable withholding agent, shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from, and with respect to, the Transaction Consideration and any other amounts otherwise payable pursuant to this Agreement and any other agreement or arrangements entered into in connection with the Offer or the Merger, such amounts as may be required to be deducted or withheld with respect to the foregoing under any applicable Tax Law. Any amounts so deducted or withheld shall be treated for all purposes of this Agreement (and any other agreement or arrangements entered into in connection with the Offer or the Merger) as having been paid to the person in respect of which such deduction or withholding was made. Any compensatory payments contemplated to be made hereunder shall be made through the payroll procedures of the applicable person.

(l)    Lost Certificates. Subject to Section 3.2(i), if any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the posting by such person of a bond in customary amount as Parent or the Exchange Agent may reasonably require as indemnity against any claim that may be made against it or the Surviving Company with respect to such Certificate, the Exchange Agent (or, if subsequent to the termination of the Exchange Fund and subject to Section 3.2(h), Parent) shall deliver, in exchange for such lost, stolen or destroyed Certificate, the Transaction Consideration and any dividends and distributions deliverable in respect thereof pursuant to this Agreement had such lost, stolen or destroyed Certificate been surrendered.

Section 3.3.    Company Options, Company RSUS and ESPP.

(a)    Treatment of Vested In-the-Money Company Options. Each Company Option that is outstanding and unexercised as of immediately prior to the Effective Time and has a per-share exercise price in excess of the sum of the Cash Consideration plus the product of the Stock Consideration multiplied by the closing price of the Parent Common Stock on Nasdaq on the last trading day immediately prior to the Effective Time, to the extent vested in accordance with its terms as of the Effective Time (each, a “Vested In-the-Money Company Option”) shall be cancelled as of the Effective Time and thereafter shall only entitle the holder of such Company Option to receive (without interest) an amount in cash and a number of shares of Parent Common Stock (the “Option Consideration”) equal to the product of the (i) Transaction Consideration (with the Stock Consideration value based on the closing price of the Parent Common Stock on Nasdaq on the last trading day immediately before the Effective Time), multiplied by (ii) that number of whole and partial (computed to the nearest four decimal places) shares of Company Common Stock equal to the excess of (A) the total number of shares of Company Common Stock then subject to such Vested In-the-Money Company Option over (B) the number of whole and partial (computed to the nearest four decimal places) shares of Company Common Stock that, when multiplied by the closing price of the Company Common Stock on Nasdaq on the last trading day immediately prior to the Effective Time, is equal to the aggregate exercise price of such Vested In-the-Money Company Option.

(b)    Treatment of Unvested and Out-of-the-Money Company Options. Each Company Option other than a Vested In-the-Money Company Option that is outstanding and unexercised as of immediately prior to the Effective Time shall be cancelled as of immediately prior to the Effective Time and converted into, as of the Effective Time, and thereafter evidence an award of stock options exercisable for Parent Common Stock (after such conversion, “Rollover Options”) with respect to that number of shares of Parent Common Stock equal to (i) the number of whole shares of Company Common Stock underlying the Company Option from which it was converted immediately prior to the Effective Time, multiplied by (ii) a fraction (computed to the nearest four decimal places) the numerator of which is the fair market value of one share of Company Common Stock and the denominator of which is the fair market value of one share of Parent Common Stock (with the fair market value of Company Common Stock and Parent Common Stock determined based on their respective closing prices on Nasdaq on the last trading day immediately prior to the Effective Time). Each Rollover Option shall have an exercise price per share of Parent Common Stock (rounded up to the nearest whole cent) equal to (1)(A) the per share exercise price for the corresponding Company Option, divided by (B) the fair market value of one share of Company Common Stock, which quotient shall be multiplied by (2) the fair market value of one share of Parent Common Stock (with the fair market value of Company Common Stock and Parent Common Stock determined based on their respective closing prices on Nasdaq on the last trading day immediately prior to the Effective Time), and shall be subject to the same vesting terms and conditions as had been applied to the corresponding Company Option immediately prior to the Effective Time. The foregoing will be subject to such modifications, if any, as are required to cause the conversion contemplated by this Section 3.3(b) to be made in a manner consistent with exemption from Section 409A of the Code and, to the extent applicable, Section 424 of the Code, or as are otherwise reasonably determined by Parent to be necessary or desirable.

(c)    Treatment of Vested Company RSUs and MSUs. Each Company RSU and Company MSU that is outstanding as of the Effective Time, to the extent vested in accordance with its terms as of the Effective Time (each, a “Vested Company RSU”) shall, by virtue of the occurrence of the Effective Time and without any action on the part of any holder thereof, be settled in that number of shares of Company Common Stock underlying the Vested Company RSU as of the Effective Time and thereafter shall entitle the holder of such Vested Company RSU to receive (without interest) an amount in cash and a number of shares of Parent Common Stock equal to the Transaction Consideration (with the Stock Consideration valued based on the closing price of the Parent Common Stock on Nasdaq on the last trading day immediately before the Effective Time), in respect of each share of Company Common Stock that was subject to such holder’s Vested Company RSUs (the “RSU Consideration”).

(d)    Treatment of Unvested Company RSUs. Each Company RSU and Company MSU that is outstanding as of the Effective Time and is not a Vested Company RSU (each, an “Unvested Company RSU”), shall be cancelled as of immediately prior to the Effective Time and converted into, as of the Effective Time, and thereafter evidence (i) a restricted stock unit award with respect to the number of shares of Parent Common Stock that is equal to the product of (A) the number of shares of Company Common Stock subject to such Unvested Company RSU as of the Effective Time (for the avoidance of doubt, for Company MSUs, only that number of shares that become eligible to vest or be accelerated after the Effective Time under the applicable award agreement or the Company’s Executive Severance Benefit Plan based on actual or deemed performance, as applicable), multiplied by (B) a fraction the numerator of which is the fair market value of one share of Company Common Stock and the denominator of which is the fair market value of one share of Parent Common Stock (with the fair market value of Company Common Stock and Parent Common Stock determined based on their respective closing prices on Nasdaq on the last trading day immediately prior to the Effective Time) (after such conversion, “Rollover RSUs”). Each Rollover RSU shall be subject to the same vesting terms and conditions as had been applied to the corresponding Company RSU or Company MSU immediately prior to the Effective Time, except for such terms rendered inoperative by reason of the Transactions (including, to the extent such Company MSU vests in accordance with its terms as of immediately prior to the Effective Time or is deemed to vest under the Company’s Executive Severance Benefit Plan, as applicable, the elimination of all Company Common Stock price vesting criteria that applied to the Company MSUs prior to the Effective Time) subject to such adjustments as are reasonably determined by Parent to be necessary or desirable to give effect to such conversion and the Transactions. For the avoidance of doubt, each Company MSU (or portion thereof) shall terminate without consideration immediately prior to the Effective Time to the extent that the applicable performance criteria have not been satisfied (or deemed satisfied under the Company’s Executive Severance Benefit Plan) as of the Effective Time.

(e)    Settlement. All Option Consideration and RSU Consideration shall be issued or paid as soon as reasonably practicable, and no later than seven (7) Business Days, after the Closing Date, subject to compliance with Section 409A of the Code to the extent applicable. All Option Consideration and RSU Consideration shall be paid in cash and Parent Common Stock in the same proportion as is payable to shareholders generally in connection with the Transactions (subject to compliance with Section 409A of the Code); provided, that Parent may, in its sole discretion, pay the Option Consideration and/or RSU Consideration wholly in cash or in cash in excess of the amount determined in accordance with this Section 3.3(e). All Option Consideration and RSU Consideration shall be payable less Tax withholdings to be applied against the cash portion of the Option Consideration and/or RSU Consideration, as applicable. Parent shall register the shares of Parent Common Stock issuable pursuant to Parent Options and Rollover RSUs as promptly as practicable, and no later than ten (10) Business Days, after the Closing Date. Parent shall maintain the effectiveness of such registration statement for so long as any such Parent Options or Rollover RSUs remain outstanding and shall reserve a sufficient number of shares of Parent Common Stock for issuance upon exercise or settlement thereof. In lieu of any fractional share of Parent Common Stock that otherwise would be issuable pursuant to Section 3.3(a) or Section 3.3(c), each individual will be paid an amount in cash (without interest) equal to such fractional part of a share of Parent Common Stock, determined based on the closing price of a share of Parent Common Stock on Nasdaq on the last trading day immediately prior to the Effective Time, rounded to the nearest one-hundredth of a cent. As of the Effective Time, each Company Option, Company RSU and Company MSU shall cease to exist and shall no longer be outstanding, and each holder of a Company Option, Company RSU or Company MSU shall cease to have any rights with respect thereto, other than the entitlements provided for in the applicable provisions of Section 3.3(a) through Section 3.3(e).

(f)    Treatment of the ESPP. Prior to the earlier of (i) the Effective Time and (ii) the commencement of the next regularly scheduled offering period under the ESPP, the Company shall take all actions necessary or required under the ESPP and applicable Law to (A) ensure that, except for the six (6)-month offering period under the ESPP that commenced on August 1, 2016, no offering period or purchase period shall be authorized or commenced on or after the date of this Agreement, (B) ensure that no new participant may begin to participate in the ESPP, (C) provide that the applicable purchase price for shares of Company Common Stock (as a percentage of the fair market value of Company Common Stock) shall not be decreased below the levels set forth in the ESPP as of the date hereof, (D) if the Closing shall occur prior to the end of the offering period in existence under the ESPP on the date of this Agreement, cause the rights of participants in the ESPP with respect to any such offering period (and purchase period thereunder) then underway under the ESPP to be determined by treating the last Business Day prior to the Effective Time as the last day of such offering period and purchase period and by making such other pro-rata adjustments as may be necessary to reflect the shortened offering period and purchase period but otherwise treating such shortened offering period and purchase period as a fully effective and completed offering period and purchase period for all purposes under the ESPP, with any shares of Company Common Stock purchased under the ESPP cancelled at the Effective Time and converted into the right to receive the Transaction Consideration pursuant to Section 3.1 and (E) cause the funds, if any, that remain in any participants’ account after any such purchase to be promptly returned to the participant. The Company shall terminate the ESPP and all rights thereunder in their entirety effective as of the Effective Time, contingent upon the occurrence of the Effective Time. Prior to the Effective Time, the Company shall take all actions (including obtaining any necessary determinations and/or resolutions of the Company Board of Directors or an applicable committee thereof and providing notice as required by the ESPP) that are necessary to give effect to the transactions contemplated by this Section 3.3(d).

(g)    Termination of Company Stock Plans. Prior to the Acceptance Time, the Company shall take all actions (including obtaining any necessary determinations and/or resolutions of the Company Board of Directors or an appropriate committee thereof and providing notice as required by the Company Stock Plans that may be necessary or desirable to effectuate the provisions of this Section 3.3 and terminate all rights under any Company Equity Plan or under any provision of any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company, including all Company Options and Company RSUs and Company MSUs and to terminate the Company Equity Plans, in each case, effective as of the Effective Time. The Company shall provide Parent with a reasonable opportunity to review and comment upon any resolutions, notices or other documents necessary to effectuate the provisions of this Section 3.3 and shall consider any comments in good faith.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed (i) in the publicly available Company SEC Documents filed with or furnished to the SEC (including the exhibits and schedules thereto, and any document incorporated by reference therein) prior to the date hereof (without giving effect to any amendment thereof filed with or furnished to the SEC on or after the Agreement Date and excluding any disclosures set forth in any such Company SEC Document that is in any risk factor section, or in any other section to the extent they are forward-looking statements or are similarly predictive, cautionary or forward-looking in nature) and to the extent publicly available on the SEC’s Electronic Data Gathering Analysis Retrieval System (“EDGAR”), or (ii) in the corresponding sections or subsections of the disclosure schedule delivered by the Company to Parent prior to the execution of this Agreement (the “Company Disclosure Schedule”) (provided that disclosure in any section of such Company Disclosure Schedule shall apply only to the corresponding section of this Agreement except to the extent that it is reasonably apparent that such disclosure applies to another representation or warranty), the Company represents and warrants to Parent and Purchaser as follows:

Section 4.1.    Organization.

(a)    The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Each of the Company’s Subsidiaries is a legal entity duly organized, validly existing and in good standing (where such concept is recognized under applicable Law) under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to carry on its business as presently conducted. Each of the Company and each of its Subsidiaries is duly qualified or licensed, and has all necessary governmental approvals, to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such approvals, qualification or licensing necessary, except where the failure to be so qualified or licensed or to have such power, authority or approvals or be in good standing, has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)    The Company has made available to Parent prior to the date of this Agreement a true and complete copy of the Charter and Bylaws (collectively, the “Company Organizational Documents”), and the certificate of incorporation, bylaws, limited partnership agreement, limited liability company agreement or comparable constituent or organizational documents (the “Organizational Documents”) for each Subsidiary of the Company, in each case, as amended through the date hereof. The Company Organizational Documents are in full force and effect and the Company is not in violation of its provisions.

(c)    The Company has made available to Parent redacted copies of the corporate minutes of the Board of Directors of the Company since September 30, 2013.

(d)    Section 4.1(d) of the Company Disclosure Schedule sets forth a true and complete list of each Subsidiary of the Company and its jurisdiction or organization. Neither the Company nor any of its Subsidiaries owns any capital stock of, or any equity interest of, or any equity interest of any nature in, any other entity.

Section 4.2.    Capital Stock and Indebtedness.

(a)    The authorized capital stock of the Company consists of 375,000,000 shares of Company Common Stock, and 2,000,000 shares of preferred stock, par value $0.01 per share (“Company Preferred Stock”). As of November 18, 2016, (i) 87,641,177 shares of Company Common Stock were issued and outstanding, (ii) no shares of Company Preferred Stock were issued or outstanding, (iii) 1,704,902 shares of Company Common Stock were available for future issuance under the Company Stock Plans, (iv) 686,350 shares of Company Common Stock were reserved for issuance upon the exercise of outstanding Company Options, (v) 3,387,304 shares of Company Common Stock were reserved for issuance in settlement of outstanding Company RSUs, (vi) 363,987 shares of Company Common Stock were reserved for issuance in settlement of outstanding Company MSUs (assuming achievement of all applicable performance criteria at target levels, which number would be 598,226 shares of Company Common Stock assuming achievement at maximum levels), (vii) 3,865,279 shares of Company Common Stock were available for future issuance under the ESPP, including 384,071 shares of Company Common stock which are estimated to be subject to outstanding purchase rights under the ESPP (based on the fair market value of a share of Company Common Stock on such date), and (viii) no other shares of

Company Common Stock or other voting securities of the Company were issued, available or reserved for issuance or outstanding. All outstanding shares of Company Common Stock are, and shares of Company Common Stock available or reserved for issuance under the Company Stock Plans for the ESPP, when issued in accordance with the respective terms thereof, will be, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights. Except as set forth in this Section 4.2(a) and Section 4.2(b), there are no outstanding subscriptions, options, warrants, calls, convertible securities, exchangeable securities or other similar rights, agreements or commitments to which the Company or any of its Significant Subsidiaries is a party (A) obligating the Company or any of its Significant Subsidiaries to (1) issue, transfer, exchange, sell or register for sale any shares of capital stock or other equity or equity-based interests of the Company or any Significant Subsidiary of the Company or securities convertible into, exchangeable for or otherwise based on such shares or equity interests, (2) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement or (3) redeem or otherwise acquire any such shares of capital stock or other equity interests, or (B) granting any preemptive or antidilutive or similar rights with respect to any security issued by the Company or its Significant Subsidiaries. No Subsidiary of the Company owns any shares of capital stock of the Company. Neither the Company nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter. There are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting or registration of the capital stock or other equity interest of the Company or any of its Subsidiaries. Since November 18, 2016 through the date hereof, the Company has not issued or repurchased any shares of its capital stock (other than in connection with the exercise or settlement of Company Options or Company RSUs in accordance with their respective terms).

(b)    All outstanding options to purchase shares of Company Common Stock and restricted stock units with respect to shares of Company Common Stock were granted under the Company Stock Plans. Section 4.2(b) of the Company Disclosure Schedule sets forth, as of the date hereof: (i) the name or identification number of each holder of the Company Option or Company RSU, (ii) the number of shares subject to such Company Option, Company RSU or Company MSU (assuming achievement at target and maximum performance), (iii) a description of any performance criteria associated with such Company MSU, (iv) the grant date of such Company Option, Company RSU or Company MSU, (v) the Company Stock Plan under which such Company Option, Company RSU or Company MSU was granted, (vi) the vesting schedule of such Company Option, Company RSU or Company MSU that is not based on performance-based vesting, (viii) the vesting acceleration rights (if any) applicable to such Company Option, Company RSU or Company MSU and (ix) the exercise price for such Company Option. Each Company Option was granted in accordance with the terms of the applicable Company Stock Plan, the Exchange Act and all other applicable Laws, including the rules of Nasdaq and with a per share exercise price at least equal to the per share fair market value, as determined under Section 409A of the Code of, if applicable, Section 422 of the Code, of one share of Company Common Stock on the date of grant.

(c)    The Company or a Subsidiary of the Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity interests of each Subsidiary of the Company, free and clear of any preemptive rights and any Liens other than Permitted Liens, and all of such shares of capital stock or other equity interests are duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights. As of the date of this Agreement, neither the Company nor any of its Subsidiaries has any obligation to acquire any equity interest, security, right, agreement or commitment or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in, any person.

(d)    Section 4.2(d) of the Company Disclosure Schedule sets forth a correct and complete list of each cash-denominated performance-based award outstanding on the date hereof (“Cash Awards”), the name of each holder thereof, the vesting dates, and the amount payable in respect of each such Cash Award (assuming achievement at target and maximum performance, if applicable).

Section 4.3.    Corporate Authority Relative to this Agreement; No Violation.

(a)    The Company has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the Transactions, including the Offer and the Mergers. The execution, delivery and performance of this Agreement by the Company and the consummation of the Transactions have been duly and validly authorized by the Company Board of Directors and, other than as set forth in Section 4.3(c), no other corporate proceedings on the part of the Company or vote of the Company’s stockholders are necessary to authorize the consummation of the Transactions. Neither the Company’s Organizational Documents, the DGCL, nor any Contract by which the Company is bound will require the Company to obtain a vote of the Company’s stockholders, to authorize or adopt this Agreement or to consummate the Transactions, if the First Merger is consummated in accordance with Section 251(h) of the DGCL as contemplated hereby.

(b)    This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the legal, valid and binding agreement of Parent, Purchaser and Merger Sub Two, this Agreement constitutes the legal, valid and binding agreement of the Company and is enforceable against the Company in accordance with its terms, except as such enforcement may be subject to applicable bankruptcy, reorganization, insolvency, moratorium or other similar Laws affecting creditor’s rights generally and the availability of equitable relief (the “Enforceability Exceptions”).

(c)    Other than in connection with or in compliance with (i) the filing of the Certificates of Merger with the Delaware Secretary, (ii) the filing of the Offer Documents, the Schedule 14D-9 and the Registration Statement (including the Offer Prospectus), with the SEC and any amendments or supplements thereto and declaration of effectiveness of the Registration Statement, (iii) the Exchange Act, (iv) the Securities Act, (v) applicable foreign securities, state securities, takeover and “blue sky” laws, (vi) the rules and regulations of Nasdaq, and (vii) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”) and any other requisite clearances or approvals under any other applicable Antitrust Laws (clauses (i) through (vii) collectively, the “Company Approvals”), and (viii) such other approvals set forth in Section 4.3(c) of the Company Disclosure Schedule, no authorization, consent, order, license, permit or approval of, or registration, declaration, notice or filing with, any Governmental Entity is necessary, under applicable Law, for the consummation by the Company of the Transactions other than such authorizations, consents, orders, licenses, permits, approvals, registrations, declarations, notices and filings the failure of which to be obtained would not reasonably be expected, individually or in the aggregate, to prevent the consummation of any of the Transactions within the time frame in which the Transactions would otherwise be consummated in the absence of the need for such consent, order, license, permit or approval of, or registration, declaration, notice or filing or would not reasonably be expected to be material to the operation of the business of the Company after the Closing.

(d)    The execution and delivery by the Company of this Agreement does not, and (assuming the Company Approvals are obtained) the consummation of the Transactions and compliance with the provisions hereof will not (i) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, first offer, first refusal, modification or acceleration of any obligation or to the loss of a benefit under any material loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, Contract, instrument, permit, concession, franchise, right or license binding upon the Company or any of its Subsidiaries or by which or to which any of their respective properties or assets are bound or subject, or result in the creation of any liens, claims, mortgages, encumbrances, pledges, security interests, equities or charges of any kind (each, a “Lien”) other than Permitted Liens, in each case, upon any of the properties or assets of the Company or any of its Subsidiaries except for such violations, defaults, terminations, cancellations, modifications, accelerations, or Liens as would not reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries, taken as a whole, (ii) result in any material violation of any provision of the Company Organizational Documents or the Organizational Documents of the Company’s Subsidiaries or (iii) violate any applicable Laws to which the Company or any of its Subsidiaries is subject, in each case as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries.

(e)    The Company has not opted out of Section 251(h) of the DGCL in the Charter.

Section 4.4.    SEC Filings, Reports and Financial Statements.

(a)    The Company and each of its Subsidiaries has timely filed or furnished all forms, documents and reports required to be filed or furnished by it with the SEC since September 30, 2013 (all such documents and reports filed or furnished by the Company or any of its Subsidiaries, the “Company SEC Documents”) and has timely paid all fees due in connection therewith. As of their respective dates or, if amended, as of the date of the last such amendment (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), the Company SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and the applicable rules and regulations promulgated thereunder, as the case may be, as of the time of filing with the SEC and none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. To the extent not available on EDGAR, the Company has made available to Parent complete and correct copies of the Company SEC Documents. Since September 30, 2013, no executive officer of the Company has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding or unresolved comments in any comment letters of the staff of the SEC received by the Company relating to the Company SEC Documents. To the knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review and there are no inquiries or on-going investigations by the SEC or any internal investigations pending or threatened, in each case regarding any accounting practices of the Company or its Subsidiaries.

(b)    Each of the consolidated balance sheets included in or incorporated by reference into the Company SEC Documents (including the related notes and schedules) presents fairly, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of its date and (B) each of the Company’s consolidated statements of operations and comprehensive loss, changes in stockholders’ equity and cash flows included in or incorporated by reference into the Company SEC Documents (including any related notes and schedules) (such consolidated statements of operations and comprehensive loss, changes in stockholders’ equity and cash flows, together with the consolidated balance sheets referred to in clause (A) (and the related notes and schedules), the “Company Financial Statements”) (i) presents fairly, in all material respects, the results of operations and cash flows, as the case may be, of the Company and its consolidated Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to notes and year-end audit adjustments), (ii) were prepared, in the case of each of clause (A) and clause (B) of this Section 4.4(b), in conformity with U.S. generally accepted accounting principles (“GAAP”) (except, in the case of the unaudited statements, subject to normal year-end audit adjustments and the absence of notes and footnote disclosure) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto), (iii) have been prepared from, and are in accordance with, the books and records of the Company and its consolidated Subsidiaries and (iv) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act. KPMG LLP has not resigned (or informed the Company that it intends to resign) or been dismissed as independent public accountants of the Company as a result of or in connection with any disagreements with the Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(c)    Neither the Company nor any of its Subsidiaries is a party to any material joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company or one of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand) or any material “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC).

(d)    The Company is in compliance in all material respects with the applicable current listing and corporate governance requirements of Nasdaq.

(e)    Except as permitted by the Exchange Act, since the enactment of the Sarbanes-Oxley Act, neither the Company nor any of its Affiliates acting on behalf of the Company or any of its Subsidiaries has made, arranged, modified (in any material respect) or forgiven personal loans to any executive officer or director of the Company or any of its Subsidiaries.

(f)    Since September 30, 2013, the Company has not received any complaint, allegation, assertion or claim, in writing or to the Company’s knowledge, orally, regarding questionable accounting, internal accounting controls or auditing practices, procedures, methodologies or methods of the Company or any Subsidiary of the Company material to the Company and its Subsidiaries, taken as a whole, and (ii) no attorney representing the Company or any Subsidiary of the Company, whether or not employed by the Company or any Subsidiary of the Company, has reported evidence of a violation of securities Laws or breach of fiduciary duty by the Company, any Subsidiary of the Company or any of their respective officers, directors, employees or agents to the Company Board of Directors or any committee thereof, or to the General Counsel or Chief Executive Officer of the Company.

Section 4.5.    Internal Controls and Procedures. The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 or 15d-5 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents. Based on its most recent evaluation of internal controls over financial reporting prior to the date hereof, management of the Company has disclosed to the Company’s auditors and the audit committee of the Company Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting, and to the extent material to the Company and its Subsidiaries, taken as a whole, each such deficiency, weakness and fraud so disclosed to auditors, if any, has been disclosed to Parent prior to the date hereof.

Section 4.6.    No Undisclosed Liabilities. There are no Liabilities of the Company or any of its Subsidiaries of any nature whatsoever (whether accrued, absolute, determined, contingent or otherwise and whether due or to become due) required by GAAP to be set forth on a consolidated balance sheet of the Company, except for (a) Liabilities that are reflected or reserved against on the consolidated balance sheet of the Company and its Subsidiaries included in the Company SEC Documents (including any notes thereto), (b) Liabilities incurred in connection with this Agreement and the Transactions, (c) Liabilities incurred in the ordinary course of business since March 31, 2016 or (d) Liabilities that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.7.    Compliance with Law; Permits.

(a)    The Company and its Subsidiaries are, and since September 30, 2013 have been, in compliance with all applicable federal, state, local and foreign laws, statutes, ordinances, rules, regulations, judgments, orders, injunctions, decrees or agency requirements, or any similar provision having the force or effect of law, of Governmental Entities including Company Regulatory Agencies (collectively, “Laws” and each, a “Law”) except as would not be, individually or in the aggregate, material to the Company. Since September 30, 2013, neither the Company nor any of its Subsidiaries has received any written notice or, to the knowledge of the Company, other communication from any Governmental Entity, regarding any actual or possible failure to comply with any applicable Law in a material respect.

(b)    The Company and its Subsidiaries hold all franchises, grants, authorizations, licenses, permits, consents, certificates, approvals, clearances, permissions, qualifications and registrations and orders of all applicable Governmental Entities, including Company Regulatory Agencies, necessary for the lawful operation of the businesses of the Company and its Subsidiaries (the “Company Permits”), except as would not be, individually or in the aggregate, material to the Company. Except as would not, individually or in the aggregate, be material to the Company, (i) all Company Permits are valid and in full force and effect, and are not subject to any administrative or judicial proceeding that could result in any modification, termination or revocation thereof and, to the knowledge of the Company, no suspension or cancellation of any such Company Permit is threatened by a Governmental Entity in writing and (ii) the Company and each of its Subsidiaries is in compliance with the terms and requirements of all Company Permits.

(c)    None of the Company or its Subsidiaries, or to the knowledge of the Company, any director, officer, employee, agent or other person acting on behalf of the Company or any of its Subsidiaries, have taken any action that would result in a violation of the U.S. Foreign Corrupt Practices Act of 1977 (as amended), the U.K. Bribery Act of 2010 (as amended), or any other applicable Law related to anti-corruption or anti-bribery (government or commercial) (collectively, “Anti-Corruption Laws”).

(d)    To the knowledge of the Company, none of the Company or its Subsidiaries, any director, officer, employee, agent or other person acting on behalf of the Company or any of its Subsidiaries, have directly or indirectly engaged in any business with, or used, directly or indirectly, any corporate funds to contribute to or finance the activities of, any Prohibited Party or in any Prohibited Country.

(e)    None of the Company or its Subsidiaries, or to the knowledge of the Company, any director, officer, employee, agent or other person acting on behalf of the Company or any of its Subsidiaries, have been the subject of any investigations, reviews, audits, or inquiries by a Governmental Entity related to Anti-Corruption Laws or transactions involving (directly or indirectly) Prohibited Persons or Prohibited Countries; and to the knowledge of the Company, no investigation, review, audit, or inquiry by any Governmental Entity related to Anti-Corruption Laws or transactions involving (directly or indirectly) Prohibited Persons or Prohibited Countries is pending or threatened.

(f)    The Company has instituted and maintained policies and procedures designed to prevent persons from violating Anti-Corruption Laws and engaging in transactions involving (directly or indirectly) Prohibited Persons or Prohibited Countries (but, in each case, only to the extent such applicable Law is applicable to the Company or such persons).

Section 4.8.    Environmental Laws and Regulations. Subject to the exceptions listed in Section 4.8 of the Company Disclosure Schedule:

(i)    there are no investigations for which Seller has received notice, actions, suits, claims, or proceedings (whether administrative or judicial) pending, or to the knowledge of the Company, threatened against the Company or any of its Subsidiaries alleging non-compliance with or other Liability under any Environmental Law;

(ii)    the Company, its Subsidiaries, and, to the extent applicable, their respective predecessors in interest for which the Company and its Subsidiaries have legal responsibility, are and have been in material compliance with all Environmental Laws (which compliance includes compliance with and possession by the Company and each of its Subsidiaries of all Company Permits required under applicable Environmental Laws to conduct their respective business and operations as presently conducted, and compliance with the terms and conditions thereof) since September 30, 2013;

(iii)    none of the Company and its Subsidiaries has received any claim, written notice (including, but not limited to, PRP notices), written complaint or written request for information from a Governmental Entity or any other person relating to actual or alleged noncompliance with or Liability under applicable Environmental Laws for which the Company could reasonably expect to have material liability;

(iv)    neither the Company nor any of its Subsidiaries has any on-going obligations under any consent decree, Order, or other agreement relating to actual, alleged, or threatened violations of Environmental Laws (including, without limitation, Releases of Hazardous Materials). Neither the Company nor any of its Subsidiaries has entered into any agreements whereby the Company or a Subsidiary agrees to indemnify an unrelated third party for costs associated with Releases of Hazardous Materials.

(v)    there have been no Releases of Hazardous Substances at or from any Company Leased Real Property for which the Company could reasonably be expected to have material liability. To the knowledge of the Company, there have been no Releases of Hazardous Substances at or from any (a) property formerly leased, owned or operated by the Company, any of its Subsidiaries, or their respective predecessors in interest or (b) property that the Company, a Company Subsidiary, or one of their predecessors in interest shipped Hazardous Substances; and

(vi)    the Company has made available to the Parent true and complete copies of all environmental investigations, studies, audits, tests, reviews, or other analyses performed by or on behalf of the Company, or that are available to the Company.

Section 4.9.    Employee Benefit Plans. Section 4.9(a) of the Company Disclosure Schedule sets forth a correct and complete list of each material Company Benefit Plan. With respect to each material Company Benefit Plan, to the extent applicable, correct and complete copies of the following have been delivered or made available to Parent by the Company, as applicable: (i) the Company Benefit Plan document and summary plan description, including all amendments and attachments thereto (or a description of material terms, in the case of an unwritten Company Benefit Plan); (ii) all related trust agreements, insurance contracts and other funding arrangements; (iii) the most recent determination or opinion letter from the Internal Revenue Service (the “IRS”); (iv) the most recent annual reports (Form 5500) filed with the IRS; and (v) all material correspondence (including any applications or submissions under any voluntary correction program) with any Governmental Entity during the three (3) years prior to the date of this Agreement.

(b)    Each Company Benefit Plan has been established, maintained, administered and funded in all material respects in accordance with its terms and compliance with applicable Laws, including ERISA and the Code.

(c)    Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code is covered by a favorable determination or opinion letter from the IRS upon which it can rely, and, to the knowledge of the Company, no event has occurred since the date of such determination or opinion that would reasonably be expected to adversely affect such determination or opinion or cause the imposition of any liability or Tax under applicable Laws.

(d)    No Company Benefit Plan is, and none of the Company, any of its Subsidiaries or any of their respective ERISA Affiliates maintains or during the six (6) years prior to the date of this Agreement, has ever had any obligation to contribute to, or has ever had any Liability under or with respect to, a (i) multiemployer plan (within the meaning of Section 3(37) of ERISA), (ii) multiple employer plan (within the meaning of Section 413(c) of the Code), (iii) multiple employer welfare arrangement (within the meaning of Section 3(40) of ERISA), or (iv) plan that is or was subject to Section 412 of the Code, Section 302 of ERISA or Title IV of ERISA.

(e)    Other than routine claims for benefits, there are no pending or, to the knowledge of the Company, threatened lawsuits, claims, actions, audits, investigations, voluntary compliance requests or other proceedings with respect to any Company Benefit Plan that could reasonably be expected to result in any material fine, penalty, Taxes or Liability.

(f)    Except as set forth in Section 4.9(f) of the Company Disclosure Schedule, no Company Benefit Plan provides, and none of the Company, any of its Subsidiaries or any of their respective ERISA Affiliates have any obligation to provide, post-retirement or post-termination of employment health or welfare benefits to any current or former employee, director or independent contractor, or their respective beneficiaries or dependents, except as required by Section 4980B of the Code or similar non-U.S. Laws.

(g)    Except as set forth on Section 4.9(g) of the Company Disclosure Schedule, neither the execution of this Agreement nor the consummation of the Transactions will, either alone or in combination with another event, (i) entitle any current or former employee, director or independent contractor of the Company or any of its Subsidiaries to severance pay, unemployment compensation or any other payment, (ii) accelerate the time of payment or vesting, or otherwise increase the amount of any compensation due to any such employee, director or independent contractor, (iii) require any amount to be funded under any Company Benefit Plan or impose any restrictions or limitations on the Company’s rights to amend, merge, or terminate any Company Benefit Plan, or (iv) result in any payment that would, individually or in combination with any other payment, constitute an “excess parachute payment” under Section 280G of the Code. No current or former employee, director, or independent contractor of the Company or any of its Subsidiaries is entitled to a gross-up or reimbursement for any Taxes imposed under Section 4999 or Section 409A of the Code or otherwise.

(h)    Each Company Benefit Plan, if any, that is maintained primarily for the benefit of employees outside of the United States (i) has been maintained in material compliance with its terms and applicable Laws, (ii) if intended to qualify for special tax treatment, has met (and continues to meet) all requirements for such treatment, (iii) if required to be funded is funded to the extent required by applicable Laws, and (iv) if not required to be funded, has established any required reserves on the accounting statements of the Company or the applicable affiliate of the Company.

Section 4.10.    Absence of Certain Changes or Events. Except as otherwise contemplated or permitted by, or as a consequence of, this Agreement, since March 31, 2016 through the date of this Agreement, the businesses of the Company and its Subsidiaries have been conducted in all material respects in the ordinary course of business consistent with past practices and neither the Company nor any of its Subsidiaries has taken (or failed to take) any action that would have been prohibited (or required) by Section 6.1(a), other than subsections (iv), (xii), (xiv) (but in the case of such subsection (xiv) replacing “in excess of $500,000” with “in excess of $1,000,000”), and (xv)(A)-(D), in each case disregarding any awards under any Company Stock Plan and as if this Agreement had been in effect during such period.

(b)    Since March 31, 2016, there has not been any change, event or development that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.11.    Investigations; Litigation. (a) There is no investigation or review pending (or, to the knowledge of the Company, threatened) by any Governmental Entity with respect to the Company or any of its Subsidiaries, (b) there are no actions, suits, formal inquiries, investigations or proceedings or claims relating to potential breaches, misappropriations, or other violations of Law or Intellectual Property Rights, in each case pending, alleged or (or, to the knowledge of the Company, threatened) against the Company or any of its Subsidiaries and (c) there are no Orders of any Governmental Entity specifically imposed upon the Company or any of its Subsidiaries or their respective properties, assets or business. Section 4.11 of the Company Disclosure Schedule sets forth a true, correct and complete list, as of the date hereof, of all material actions, suits, inquiries, investigations, proceedings or claims other than worker’s compensation or personal injury claims, in each case pending (or, to the knowledge of the Company, threatened) against the Company or any of its Subsidiaries.

Section 4.12.    [Reserved].

Section 4.13.    Tax Matters.

(a)    Each of the Company and its Subsidiaries has prepared and timely filed (taking into account any valid extension of time within which to file) all income Tax Returns and all other material Tax Returns required to be filed by it and all such Tax Returns are true, complete and accurate. No extension of time within which to file any income Tax Return and material other Tax Return that has not been filed has been requested or granted.

(b)    Each of the Company and its Subsidiaries has timely paid material amounts of all Taxes due, payable and owing by it (whether or not shown on any Tax Return), except for such Taxes for which adequate reserves have been established, in accordance with GAAP, on the Company Financial Statements.

(c)    Each of the Company and its Subsidiaries has complied in all material aspects with all applicable Law relating to the payment, collection, withholding and remittance of material amounts of all Taxes (including information reporting requirements), including with respect to payments made to or received from any employee, creditor, stockholder, customer or other third party.

(d)    Set forth on Section 4.13(d) of the Company Disclosure Schedule are the Tax Returns of the Company and its Subsidiaries that have been examined since the Tax year ending 2009, and neither the Company nor any of its Subsidiaries has waived or extended any statute of limitations with respect to material amounts of Taxes or agreed to any extensions of time with respect to a Tax assessment or deficiency.

(e)    All assessments for material amounts of Taxes due from the Company or any of its Subsidiaries with respect to completed and settled audits, suits, examinations, investigations, and other proceedings have been timely paid in full.

(f)    No deficiencies or proposed assessments for material amounts of all Taxes have been claimed, proposed or assessed by any Governmental Entity in writing against the Company or any of its Subsidiaries except for deficiencies which have been fully satisfied by payment, settled or withdrawn.

(g)    There are no audits, suits, examinations, investigations or other proceedings pending or threatened in writing in respect of material amounts of any Taxes or material Tax matters of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has received a written ruling from any Taxing Authority. Neither the Company nor any of its Subsidiaries has entered into a closing agreement pursuant to Section 7121 of the Code (or any analogous or similar provision of state, local or foreign Law), which closing agreement could affect their respective Taxes for any period after the Closing.

(h)    There are no Liens for material amounts of any Taxes on any of the assets of the Company or any of its Subsidiaries other than statutory Liens for Taxes not yet due and payable.

(i)    Neither the Company nor any of its Subsidiaries (i) is or has been a member of any affiliated, consolidated, combined, unitary, group relief or similar group for purposes of filing Tax Returns or paying Taxes (other than a group the common parent of which is the Company), (ii) is a party to any agreement or arrangement relating to the sharing, indemnification or allocation of any Tax or Tax asset (other than (X) an agreement or arrangement solely between or among the Company and/or its Subsidiaries and (Y) any Tax sharing, indemnification or allocation provisions in agreements entered into in the ordinary course of business and not primarily relating to Taxes) or (iii) has any Liability for Taxes of any person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any analogous or similar provision of state, local or foreign Law), as transferee, successor, or otherwise.

(j)    The charges, accruals and reserves for Taxes with respect to the Company and its Subsidiaries reflected on the Company Financial Statements filed with the SEC prior to the date hereof are adequate, in accordance with GAAP, to cover all material amounts of Taxes payable by the Company and its Subsidiaries for all periods through the date of such Company Financial Statements and such charges, accruals and reserves, as adjusted for the passage of time and ordinary course business operations through the Closing Date are adequate to cover all material amounts of Taxes payable by the Company and its Subsidiaries for all periods through the Closing Date.

(k)    Neither the Company nor any of its Subsidiaries has agreed or is required to make any adjustments under Section 481 of the Code (or any analogous or similar provision of state, local or foreign Law) in any Tax period (or portion thereof) that ends prior to the Closing by reason of a change in accounting method or otherwise made in any Tax period (or portion thereof) that ends prior to the Closing for which the applicable statutes of limitations has not yet expired.

(l)    None of the Company or any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in any distribution that was purported or intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of state, local or foreign Law) (i) occurring during the two (2)-year period ending on the date hereof or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Merger.

(m)    None of the Company or any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any analogous or similar provision of state, local or foreign Law).

(n)    None of the Company or any of its Subsidiaries has had an ownership change as described in Section 382(g) of the Code.

(o)    No claim has been asserted by any Taxing Authority that the Company or any of its Subsidiaries is liable for any Taxes based on Section 482 of the Code (or any analogous or similar provision of state, local or foreign Law).

(p)    None of the Company or any of its Subsidiaries is aware of the existence of any fact, or has taken or agreed to take any action, that would reasonably be expected to prevent or impede the Offer and the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 4.14.    Employment and Labor Matters.

(a)    Except as disclosed on Section 4.14 of the Company Disclosure Schedule, (i) there are no material labor troubles (including any work slowdown, lockout, stoppage, picketing or strike) pending, or to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, and there have been no such troubles since September 30, 2013, (ii) no employee of the Company or any of its Subsidiaries is represented by a labor union, employee organization or other employee representative body, (iii) neither the Company nor any of its Subsidiaries is a party to, or otherwise subject to, or in default under any collective bargaining agreement or other Contract with a labor union or other employee representative body (any of the foregoing, a “Collective Bargaining Agreement”), and no such Collective Bargaining Agreement is being negotiated by the Company or any of its Subsidiaries, (iv) no petition has been filed or proceedings instituted by or on behalf of an employee or group of employees of the Company or any of its Subsidiaries with any labor relations board or other Governmental Entity seeking recognition of a bargaining representative, (v) to the knowledge of the Company, there is no effort currently being made or threatened by, or on behalf of, any labor union or other employee representative body to organize any employees of the Company or any of its Subsidiaries, and there have been no such efforts since September 30, 2013 and (vi) no notice, consent or consultation obligations with respect to any employees of the Company or any of its Subsidiaries, or any labor union or other employee representative body, will be a condition precedent to, or triggered by, the execution of this Agreement or the consummation of the Transactions.

(b)    To the knowledge of the Company, as of the date hereof, no current executive, Key Employee or group of employees has given written notice of termination of employment or otherwise disclosed plans to terminate employment with the Company or any of its Subsidiaries within the twelve (12) month period following the date hereof. No executive of the Company or any of its Subsidiaries or Key Employee is employed under a non-immigrant work visa or other work authorization that is limited in duration.

(c)    The Company and its Subsidiaries are, and since September 30, 2013, have been, in material compliance with all applicable Laws relating to employment and employment practices and terms and conditions of employment, including but not limited to wages and hours and the classification of employees and independent contractors. Neither the Company nor any of its Subsidiaries has incurred, and no circumstances exist under which the Company or any of its Subsidiaries would reasonably be expected to incur, any Liability arising from the misclassification of employees as consultants or independent contractors and/or from the misclassification of employees as exempt from the requirements of the Fair Labor Standards Act or applicable state or foreign Laws.

(d)    Since September 30, 2013, (i) there has been no action pending (or, to the Company’s knowledge, threatened) by or before any Governmental Entity with respect to the Company or any of its Subsidiaries concerning employment-related matters and (ii) no current or former applicant, employee, director or independent contractor of the Company or any of its Subsidiaries has brought any action (or, to the Company’s knowledge, has threatened to bring any action) against or affecting the Company or any of its Subsidiaries, in each case, that would reasonably be expected to result in material Liability to the Company.

Section 4.15.    Intellectual Property.

(a)    With respect to the Intellectual Property Rights owned by or exclusively licensed to, or purported to be owned by or exclusively licensed to, the Company and each Subsidiary of the Company, Section 4.15(a) of the Company Disclosure Schedule sets forth, in each case as of the date hereof, an accurate and complete list of all U.S. and foreign: (i) Patents including the patent number or application serial number for each jurisdiction in which the Patent has been filed, the date filed or issued; (ii) applications and registrations for Trademarks, including the application serial number or registration number, for each country, province and state; (iii) Domain Names; and (iv) Copyrights applications and registrations, including the number and date of registration for each country, province and state, in which a Copyright has been registered (clauses (i) through (iv), collectively the “Company Registered Intellectual Property”). For purposes of this Agreement, all items listed in Section 4.15(a) of the Company Disclosure Schedule shall be called “Scheduled Intellectual Property Rights.” Except as disclosed in Section 4.15(a) of the Company Disclosure Schedule, the Company has not granted any exclusive licenses of Scheduled Intellectual Property Rights to third parties. The Company does not have actual knowledge or belief that any item of Scheduled Intellectual Property Rights is invalid or unenforceable. The completion of the Transactions contemplated by this agreement will not result in the loss of or limitation of any Scheduled Intellectual Property Rights at the time of Closing.

(b)    Section 4.15(b) of the Company Disclosure Schedule identifies under separate headings all material written licenses or similar agreements to which the Company is a party, either as licensee or licensor, (i) under which the Company uses or licenses any Company Technology or any Intellectual Property Rights currently used in the Company’s products that any person besides the Company owns other than licenses to commercial off-the-shelf software (the “Inbound IP Contracts”), (ii) under which the Company has granted any Person any right or interest in any Company Intellectual Property Rights or Company Technology currently used in the Company’s products (the “Outbound IP Contracts”), other than licenses to end users, channel or OEM or development partners with respect to the Company’s products in the ordinary course, or (iii) or agreements limiting the Company’s use of or rights in any Company Technology or Company Intellectual Property Rights, in each case currently used in the Company’s products, (including settlement agreements and covenants not to sue) (such obligations, together with the Inbound IP Contracts and Outbound IP Contracts, the “IP Contracts”). Except as is otherwise disclosed in Section 4.15(b) of the Company Disclosure Schedule, the Company does not owe any material payment to any person for the use of any Company Intellectual Property Rights or Company Technology. The Company has delivered to Parent accurate and complete copies of each of the IP Contracts, as amended or otherwise modified and in effect. Except as provided in Section 4.15(b) of the Company Disclosure Schedule, to the knowledge of the Company, each material Inbound IP Contract is in effect, and the Company has not taken or failed to take any action and, to the knowledge of the Company, no other event has occurred that would subject any such license agreement to termination. Except as provided in Section 4.15(b) of the Company Disclosure Schedule, the Company is not presently in default and has received no notice of default under any IP Contract.

(c)    There are: (i) no written claims, actions or material proceedings, pending against the Company or any Subsidiary of the Company, or are threatened in writing within the last three (3) years prior to the Effective Date, that challenge the Company’s or any of its Subsidiaries’ ownership of or right to practice any Intellectual Property Rights; (ii) no material interference, opposition, post-grant review, reissue, reexamination, or other similar proceeding is or has been pending or threatened in writing within the last three (3) years prior to the Effective Date, in which the scope, validity, enforceability, or ownership of any application for a Patent or Patent included in the Scheduled Intellectual Property Rights is being or has been contested or challenged; (iii) to the knowledge of the Company, neither the Company’s nor any of its Subsidiaries’ development, testing, use, importation, offering for sale, sale, or manufacture of any Company products, presently or with respect to products sold within the last three (3) years prior to the Effective Date, misappropriates, infringes (whether directly or indirectly) or otherwise violates any valid and enforceable Intellectual Property Rights of any other person anywhere in the world; (iv) the Company has not received any written notice alleging the invalidity or unenforceability of the Scheduled Intellectual Property Rights or any infringement or misappropriation of any other person’s Intellectual Property Rights; (v) none of the Intellectual Property Rights owned or purported to be owned by the Company are subject to any outstanding judgment, decree, order, writ, award, injunction or determination of an arbitrator or court or other Governmental Entity naming such Intellectual Property Right or the Company affecting adversely the rights of the Company or any Subsidiary of the Company with respect thereto (excluding communications and decisions made in the ordinary course of patent prosecution); and (vi) to the Company’s knowledge within the last three (3) years prior to the Effective Date, no person has materially infringed upon or misappropriated any of the Intellectual Property Rights owned, or purported to be owned, by the Company, or has claimed any ownership interest in any Intellectual Property Rights that are owned by, or purported to be owned by, the Company, or is currently doing so.

(d)    (i) To the Company’s knowledge, within the last three (3) years prior to the Effective Date, there has been no material misappropriation of any material Trade Secret owned by the Company by any person; (ii) to the Company’s knowledge, within the last three (3) years prior to the Effective Date, no employee, independent contractor or agent of the Company or any Subsidiary of the Company has materially misappropriated any material Trade Secret of any other person in the course of performance as an employee, independent contractor or agent creating or contributing to the Company products or Company Technology that are owned, or purported to be owned, by the Company; (iii) all employees and officers who are or were involved in the development of any Company products, or in the creation of Company Technology or Intellectual Property Rights have signed a written agreement, in a form substantially similar to, or with provisions with substantially similar legal effect as the provisions of, the applicable forms made available to Parent with respect to proprietary information, confidentiality, and assignment and licensing of Intellectual Property Rights; and (iv) to the knowledge of the Company, no employee, independent contractor or agent of the Company or any Subsidiary of the Company is in material default or material breach of any term of any nondisclosure agreement, assignment of invention agreement or employment agreement or similar agreement or Contract relating in any way to the protection, ownership, development, use or transfer of the Intellectual Property Rights owned, or purported to be owned, by the Company or Company Technology. The Company and its Subsidiaries have implemented commercially reasonable measures (A) to protect and maintain the Intellectual Property Rights owned, or purported to be owned, by the Company and Company Technology, and (B) to protect and maintain the confidentiality, integrity and security of the Company’s and its Subsidiaries’ material Trade Secrets, know-how and third party confidential information provided to the Company or any of its Subsidiaries. There are no claims pending or, to the knowledge of the Company, threatened against the Company or the Company Subsidiaries alleging a violation of any third person’s privacy or personal information or data rights.

(e)    Except as set forth on Section 4.15(e) of the Company Disclosure Schedule, the computer software, computer firmware, computer hardware (whether general purpose or special purpose), electronic data processing, information, record keeping, communications, telecommunications, third party software, networks, peripherals and computer systems, including any outsourced systems and processes, and other similar or related items of Technology, automated, computerized and/or software systems that are used or relied on by the Company (collectively, “Company Information Systems”) are adequate for the operation of the business of the Company as currently conducted, are sufficient for the current needs of such business as currently conducted and, the Company has purchased a sufficient number of license seats for the current use of all software currently used by the Company. With respect to the Company Information Systems, except as set forth on Section 4.15(e) of the Company Disclosure Schedule within the last three (3) years prior to the Effective Date (i) there has not been any material malfunction that has not been remedied or replaced, or any material unplanned downtime or service interruption; (ii) the Company has implemented or has procedures to implement (or in the exercise of reasonable business judgment has determined that implementation is not yet in the best interest of the Company) in a timely manner all material security patches or security upgrades that are generally available for the Company Information Systems; (iii) the Company has taken reasonable steps and implemented reasonable procedures to maintain such Company Information Systems used in connection with the operation of the business and reasonably free from contaminants, including the use of commercially available antivirus software with the intention of protecting the Company’s products from becoming infected by viruses and other harmful code; (iv) the Company has taken reasonable steps to provide for the backup and recovery of data and information and commercially reasonable disaster recovery plans, procedures and facilities; and (v) to the knowledge of the Company, no person providing services to the Company has failed to meet any material service or support obligations.

(f)    Section 4.15(f) of the Company Disclosure Schedule lists all sites in which Company allows password-supplied access to approved customers and/or developers for open source computer code contained in or used in the development of Company Technology or any product or service of the Company. Except as disclosed on Section 4.15(f) of the Company Disclosure Schedule, (A) none of the Company Technology or any product or service of the Company constitutes or contains, any open source computer code of material significance to the Company’s business, and (B) none of the Company Technology or any product or service of the Company is subject to any IP Contract or other contractual obligation, that would require an the Company to divulge to any person any source code or trade secret of material significance to the Company’s business that is part of the Company Technology..

(g)    Except as disclosed on Section 4.15(g) of the Company Disclosure Schedule, none of the Scheduled Intellectual Property Rights or Company Technology is encumbered by any liens or licenses or other obligations arising from either the Company’s participation in standards bodies and similar organizations, or the contribution of such Scheduled Intellectual Property Rights or Company Technology to standards published by such organizations, except as provided in membership agreements to such standard bodies. For clarity, there are no mandatory licenses, mandatory liens, mandatory forfeitures to the public domain, or other mandatory encumbrances to the Scheduled Intellectual Property arising from the Company’s participation in, or contributions to, standards bodies or other similar organizations, including but not limited to, 25G Consortium, AVnu, HGI, IEEE, ITU-T, MEF, NBASE-T, OIF, OSFP, RVU, UEFI, VIPL, CDFP, OCP, Open Web Foundation and xHCI Contributor.

(h)    The Company’s use and dissemination of any personally-identifiable information concerning individuals is in material compliance with all applicable privacy policies, terms of use, Laws, legal requirements and contractual obligations applicable to the Company or to which the Company is bound. The Company maintains policies and procedures regarding data security and privacy and maintains administrative, technical, and physical safeguards that are commercially reasonable and, in any event, in material compliance with all applicable Laws, legal requirements and contractual obligations applicable to the Company or to which the Company is bound. To the Company’s knowledge, within the last three (3) years prior to the Effective Date, there have been no material security breaches relating to, violations of any security policy regarding, or any unauthorized access or acquisition of any data or information used by the Company. The Transactions will not violate any material privacy policy, term of use, Law, legal requirement or contractual obligation.

Section 4.16.    Property. As of the date of this Agreement, neither the Company nor any of its Subsidiaries own any real property, and except as set forth on Section 4.15(a) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries (nor their respective predecessors in interest) has owned any material real property since September 30, 2014. The Company and its Subsidiaries have good and valid leasehold interest in each lease, sublease and other agreement under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy any real property (such property subject to a lease, sublease or other agreement, the “Company Leased Real Property” and such leases, subleases and other agreements are, collectively, the “Company Real Property Leases”), in each case, free and clear of all Liens other than any Permitted Liens. Section 4.16 of the Company Disclosure Schedule sets forth a true, correct and complete list of each Company Leased Real Property as of the date of this Agreement. Each Company Real Property Lease (a) is a valid and binding obligation of the Company or the Subsidiary of the Company that is party thereto and, to the knowledge of the Company, of each other party thereto, and is in full force and effect, subject to the Enforceability Exceptions, and (b) no uncured default on the part of the Company or, if applicable, its Subsidiary or, to the knowledge of the Company, the landlord thereunder, exists under any such Company Real Property Lease, and (c) no event has occurred or circumstance exists which, with the giving of notice, the passage of time, or both, would constitute a breach or default under any such Company Real Property Lease, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries is currently subleasing, licensing or otherwise granting any person any right to use or occupy any material Company Leased Real Property.

Section 4.17.    Insurance. (a) The Company and its Subsidiaries maintain insurance with reputable insurers in such amounts and against such risks as the management of the Company has in good faith determined to be prudent and appropriate and (b) all insurance policies maintained by or on behalf of the Company or any of its Subsidiaries as of the date of this Agreement are in full force and effect, all premiums due on such policies have been paid by the Company or its Subsidiaries. The Company has made available to Parent a list of insurance policies.

Section 4.18.    Opinions of Financial Advisors. The Company Board of Directors has received (i) the opinion of Morgan Stanley & Co. LLC to the effect that, as of the date thereof and subject to the assumptions, limitations, qualifications and other matters considered in the preparation thereof, the Transaction Consideration to be received by the holders of Company Common Stock in the Offer is fair, from a financial point of view, to such holders and (ii) the opinion of Needham & Company, LLC to the effect that, as of the date thereof and subject to the assumptions, limitations, qualifications and other matters considered in the preparation thereof, the Transaction Consideration to be paid to the holders of Company Common Stock pursuant to this Agreement is fair, from a financial point of view, to such holders. The Company shall, promptly following the execution of this Agreement by all Parties, furnish an accurate and complete copy of said opinions to Parent solely for informational purposes, it is agreed and understood that such opinions are solely for the benefit of the Company’s board of directors and may not be relied on by Parent, either Purchaser or any other person.

Section 4.19.    Material Contracts.

(a)    Except for this Agreement, Contracts filed as exhibits to or incorporated by reference into the Company SEC Documents or as set forth in Section 4.19 of the Company Disclosure Schedule, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by:

(i)    any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii)    any Contract between the Company or any Subsidiary of the Company, on the one hand, and any officer, director or affiliate (other than a wholly owned Subsidiary of the Company) of the Company or any Subsidiary of the Company or any of their respective “associates” or “immediate family” members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act), on the other hand, including (but not limited to) any Contract pursuant to which the Company or any Subsidiary of the Company has an obligation to indemnify such officer, director, affiliate or family member, but not including any Company Benefit Plans;

(iii)    any Contract that imposes any material restriction on the right or ability of the Company or any of its Subsidiaries to compete (or that following the Effective Time, to the knowledge of the Company, will restrict the ability of Parent and its Subsidiaries (other than the Company and its Subsidiaries) to compete) with any other person in any line of business or geographic region, or containing any standstill or similar agreement pursuant to which the Company or its Subsidiaries has agreed not to acquire or dispose of the securities of another person;

(iv)    any Contract that obligates the Company or its Subsidiaries (or following the Effective Time, to the knowledge of the Company, obligates Parent and its Subsidiaries (other than the Company and its Subsidiaries)) to conduct business with any third party on a preferential or exclusive basis or which contains “most favored nation” or similar covenants;

(v)    any Contract relating to the lease or sublease of Company Leased Real Property;

(vi)    any Contract that involves or expressly contemplates the payment or delivery of cash or other consideration (by or to the Company or any of its Subsidiaries) in an amount or having a value in excess of $1,000,000 in the aggregate in the twelve (12)-month period prior to the date hereof but not including Company Benefit Plans;

(vii)    any acquisition or divestiture Contract or material licensing agreement that contains “earnout” or other contingent payment obligations that would reasonably be expected to result in the receipt or making of future payments in excess of $1,000,000 in the twelve (12)-month period following the date hereof;

(viii)    any Collective Bargaining Agreement to which the Company or any of its Subsidiaries is a party;

(ix)    any agreement relating to Indebtedness of the Company or any of its Subsidiaries having an outstanding principal amount in excess of $1,000,000;

(x)    any Contract that grants any right of first refusal, right of first offer or similar right to a third party with respect to any material assets, rights or properties of the Company or its Subsidiaries;

(xi)    any Contract that provides for the acquisition or disposition of any assets (other than acquisitions or dispositions of assets in the ordinary course of business) or business (whether by merger, sale of stock, sale of assets or otherwise), under which the Company or any of its Subsidiaries had any material outstanding obligations as of the date of this Agreement;

(xii)    (A) any joint venture, partnership or limited liability company agreement or other similar Contract currently in effect or entered into in the last three (3) years relating to the formation, creation, operation, management or control of any joint venture, partnership or limited liability company, other than any such Contract solely between the Company and its Subsidiaries or among the Company’s Subsidiaries, and (B) any strategic alliance, collaboration, profit sharing, co-promotion or research and development project Contract, which, in the case of clause (A) or clause (B), is material to the Company and its Subsidiaries, taken as a whole;

(xiii)    Any Contract that (A) requires or permits the Company or any of its Subsidiaries, or any successor to, or any of its Subsidiaries, to make a material payment as a result of a change in control of the Company or any of its Subsidiaries or (B) gives another person a right to receive or elect to receive such payment, but in each case of (A) or (B), not including Company Benefit Plans;

(xiv)    any current customer Contract with a Governmental Entity;

(xv)    any Contracts that provide for payments by or to the Company or any of its Subsidiaries between the Company or any of its Subsidiaries and any stockholder holding two percent (2%) or more of any class of outstanding equity securities of the Company or, to the Company’s knowledge, any Affiliate of such Person;

(xvi)    any Inbound IP Contract and any Outbound IP Contract other than licenses and agreements entered with customers in the ordinary course;

(xvii)    any Contract that obligates the Company or any of its Subsidiaries to make any loans, advances or capital contributions to, or investments in excess of $500,000 in, any person (other than the Company or any of its Subsidiaries);

(xviii)    any Contract, other than non-exclusive licenses entered with customers in the ordinary course, restricting the right of the Company or its Subsidiaries to use, register, transfer, license, distribute or enforce any material Intellectual Property Rights that are owned by the Company or its Subsidiaries; or

(xix)    any Contract that obligates the Company or any of its Subsidiaries to make a material payment to any third party in connection with this Agreement and the consummation of the Offer and the Mergers, other than in the ordinary course of the Company’s business or for employee compensation.

All contracts of the types referred to in clauses (i) through (xviii) above (whether or not set forth on Section 4.19 of the Company Disclosure Schedule) are referred to herein as “Company Material Contracts.” The Company has made available to Parent prior to the date of this Agreement a complete and correct copy of each Company Material Contract as in effect on the date of this Agreement.

(b)    Neither the Company nor any Subsidiary of the Company is in breach of or default under the terms of any Company Material Contract and, to the knowledge of the Company, no other party to any Company Material Contract is in breach of or default under the terms of any Company Material Contract and, there has not occurred as a direct result of the Company’s or any of its Subsidiaries’ action or inaction or, to the knowledge of the Company, through the action or inaction of any third party, any event that with notice or the lapse of time or both would constitute a breach of or default under the terms of any Company Material Contract. To the knowledge of the Company, (i) each Company Material Contract is a valid and binding obligation of the Company or the Subsidiary of the Company that is party thereto and, to the knowledge of the Company, of each other party thereto, and (ii) is in full force and effect, subject to the Enforceability Exceptions and, except as has not had and would not, individually or in the aggregate, reasonably be expected to have, a Company Material Adverse Effect. Each Company Material Contract will continue to be valid, binding and enforceable, subject to the Enforceability Exceptions, in accordance with its terms in all material respects immediately following the consummation of the Transactions, with no alteration or acceleration or increase in fees or Liabilities, or alteration or modification of any other material term. Except as separately identified in Section 4.19(b) of the Company Disclosure Schedule, no approval, consent or waiver of any Person is needed to continue any Material Contract in full force and effect following the consummation of the Transactions.

Section 4.20.    Export Controls. The Company and its Subsidiaries have conducted their respective export transactions in accordance with applicable provisions of export control legal requirements, including the Export Administration Act and the Export Administration Regulations (the “EAR”). Without limiting the foregoing, (i) each of the Company and its Subsidiaries has obtained all export licenses and other Permits required for its exports of products, software and technologies; (ii) to the Company’s knowledge, each of the Company and its Subsidiaries is in compliance with the terms of all such export licenses and other Permits; (iii) there are no pending or, to the Company’s knowledge, threatened claims or investigations against any of the Acquired Corporations with respect to such export licenses or Permits; and (iv) there are no actions, conditions or circumstances pertaining to the Company’s or its Subsidiaries’ export transactions that may give rise to any future claims or investigations. To the Company’s knowledge, all epitaxial and semiconductor process technologies utilized by the Company and its Subsidiaries in the manufacture of its products to date or currently contemplated to be utilized by the Company or any Subsidiary in the future, whether owned, licensed, or obtained through supply agreements with third party providers (each, a “Company Process Technology”), are commercial or dual-use technologies controlled by the EAR, and to the Company’s knowledge, no Company Process Technology is listed on the United States Munitions List. In furtherance, and not in limitation of the foregoing, to the Company’s knowledge, no Company Process Technology has been specifically designed, developed, configured, adapted, or modified for a military, intelligence, or space application.

Section 4.21.    Customers and Suppliers. Section 4.21(a) of the Company Disclosure Schedule accurately identifies the revenues received from each customer (but does not name the customer) that accounted for: (a) more than ten percent (10%) of the consolidated net revenues of the Company or any of its Subsidiaries in the fiscal year ended March 31, 2016; or (b) more than ten percent (10%) of the consolidated net revenues of the Company or any of its Subsidiaries in the six months ended September 30, 2016. Section 4.21(b) of the Company Disclosure Schedule accurately identifies, and provides a list of total payments made to suppliers (but does not name the suppliers) that accounted for: (i) more than ten percent (10%) of the consolidated gross expenses of the Company or any of its Subsidiaries in the fiscal year ended March 31, 2016; or (ii) more than ten percent (10%) of the consolidated gross expenses of the Company or any of its Subsidiaries in the six months ended September 30, 2016. None of the Company or any of its Subsidiaries has received any written notice, or to the knowledge of the Company any other notice, stating any customer, supplier or other Person identified in Sections 4.21(a) or (b) of the Company Disclosure Schedule intends to or is expected to cease conducting business with (or materially reduce the volume of business) with any of the Company or any of its Subsidiaries.

Section 4.22.    Finders or Brokers. Except for Morgan Stanley & Co. LLC, neither the Company nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the Transactions who would be entitled to any fee or any commission in connection with or upon consummation of the Offer or the Mergers.

Section 4.23.    State Takeover Laws. Assuming the accuracy of the representations and warranties of Parent and Purchaser set forth in Section 5.14, the Company Board of Directors has taken all action necessary to render inapplicable to this Agreement and the Support Agreement and the transactions contemplated hereby and thereby all applicable state anti-takeover statutes or regulations (including Section 203 of the DGCL, “Takeover Laws“) and any similar provisions in the Charter or Bylaws.

Section 4.24.    Non-Reliance. Except for the representations and warranties contained in this Agreement, the Company hereby acknowledges that the Company nor any of its Subsidiaries, nor any of their respective stockholders, directors, officers, employees, Affiliates, advisors, agents or representatives, nor any other Person, has relied upon or otherwise been induced, by any other information provided or made available to the Company in connection with the Transactions, including any estimates, projections, forecasts, forward-looking statements, business plans or cost-related plans (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking statements, business plans or cost-related plans) or other material made available to the Company or the Company’s Representatives in certain “data rooms” or management discussions in expectation of the Transactions.

Section 4.25.    No Other Representations. Except for the representations and warranties contained in this ARTICLE IV or in any certificates delivered by the Company in connection with the Offer, each of Parent, Purchaser and Merger Sub Two acknowledges that neither the Company nor any person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or in connection with the Transactions.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

Except as disclosed (i) in the publicly available Parent SEC Documents filed with or furnished to the SEC (including the exhibits and schedules thereto, and any document incorporated by reference therein) prior to the date hereof (without giving effect to any amendment thereof filed with or furnished to the SEC on or after the

Agreement Date and excluding any disclosures set forth in any such Parent SEC Document that is in any risk factor section, or in any other section to the extent they are forward-looking statements or are similarly predictive, cautionary or forward-looking in nature), or (ii) in the disclosure schedule delivered by Parent to the Company prior to the execution of this Agreement (the “Parent Disclosure Schedule” and together with the Company Disclosure Schedule, the “Disclosure Schedules”) (provided that the disclosure in any section of such Parent Disclosure Schedule shall apply only to the corresponding section of this Agreement except to the extent that it is reasonably apparent that such disclosure applies to another representation), Parent and Merger Subs jointly and severally represent and warrant to the Company as follows:

Section 5.1.    Organization. Each of Parent and Purchaser is a corporation, and Merger Sub Two is a limited liability company, in each case duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority, has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or prevent, materially delay or materially impair the consummation of the Transactions. Each of Parent’s Subsidiaries is (i) a legal entity duly organized, validly existing and in good standing (where such concept is recognized under applicable Law) under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to carry on its business as presently conducted and (ii) duly qualified or licensed, and has all necessary governmental approvals, to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such approvals, qualification or licensing necessary, except where the failure to be so organized or in existence, qualified or licensed or to have such power, authority or approvals or be in good standing, has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or prevent, materially delay or materially impair the consummation of the Transactions.

(b)    Parent has made available to the Company prior to the date of this Agreement a true and complete copy of Parent’s Fifth Amended and Restated Certificate of Incorporation and Third Amended and Restated Bylaws (the “Parent Organizational Documents”), in each case, as amended through the date hereof.

Section 5.2.    Capitalization. The authorized capital stock of Parent consists of 300,000,000 shares of common stock, par value $0.001 per share (the “Parent Common Stock”), and 10,000,000 shares of preferred stock, par value $0.001 per share (the “Parent Preferred Stock”). As of November 18, 2016, (i) 53,718,514 shares of Parent Common Stock were issued and outstanding (inclusive of restricted shares of Parent Common Stock), (ii) 0 shares of Parent Preferred Stock were issued or outstanding, (iii) 16,298,846 shares of Parent Common Stock were available for issuance under the Parent Stock Plans, including (A) 814,331 shares of Parent Common Stock reserved for issuance upon the exercise of outstanding stock options granted under the Parent Stock Plans, (B) 1,698,873 shares of Parent Common Stock reserved for issuance in settlement of outstanding restricted stock units granted under the Parent Stock Plans (assuming, if applicable, achievement of all performance criteria at target levels, which number would be 1,939,458 shares of Parent Common Stock assuming achievement at maximum levels), and (C) 77,001 shares of Parent Common Stock reserved for issuance under Parent’s employee stock purchase plan, (iv) 1,281,358 shares of Parent Common Stock issuable upon exercise of outstanding Parent Common Stock warrants, and (v) no other shares of capital stock or other voting securities of Parent were issued, reserved for issuance or outstanding. Except as set forth in this Section 5.2, there are no outstanding subscriptions, options, warrants, calls, convertible securities, exchangeable securities or other similar rights, agreements or commitments to which Parent or any of its Subsidiaries is a party (A) obligating Parent or any of its Subsidiaries to (1) issue, transfer, exchange, sell or register for sale any shares of capital stock or other equity interests of Parent or any Subsidiary of Parent or securities convertible into or exchangeable for such shares or equity interests, (2) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (3) redeem or otherwise acquire any such shares of capital stock or other equity interests, or (4) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary, or (B) granting any preemptive or antidilutive or similar rights with respect to any security issued by Parent or its Subsidiaries. Neither Parent nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the stockholders of Parent on any matter. There are no voting trusts or other agreements or understandings to which Parent or any of its Subsidiaries is a party with respect to the voting or registration of the capital stock or other equity interest of Parent or any of its Subsidiaries.

Section 5.3.    Corporate Authority Relative to this Agreement; No Violation.

(a)    No vote of holders of capital stock of Parent is necessary, pursuant to applicable Law, the articles of incorporation or bylaws of Parent, pursuant to Nasdaq rules or otherwise, to approve this Agreement, the issuance of any Parent Common Stock to be exchanged for Company Common Stock pursuant to ARTICLE I or ARTICLE III or the Transactions. Parent and each Merger Sub has the required corporate power and authority to execute and deliver this Agreement and to consummate the Transactions, including the Offer and the Mergers, subject only to the adoption of this Agreement by Parent (or a subsidiary of Parent) as the sole stockholder of the Purchaser and the sole member of Merger Sub Two which will occur following the execution of this Agreement. The execution, delivery and performance of this Agreement by Purchaser and the consummation by the Merger Subs of the Transactions, including the Offer and the Mergers, contemplated hereby have been duly and validly authorized by its Board of Directors or Board of Managers, as applicable. This Agreement has been duly and validly executed and delivered by Parent and the Merger Subs and, assuming this Agreement constitutes the legal, valid and binding agreement of the Company, this Agreement constitutes the legal, valid and binding agreement of Parent and the Merger Subs and is enforceable against Parent and the Merger Subs in accordance with its terms, except as such enforcement may be subject to the Enforceability Exceptions.

(b)    Other than in connection with or in compliance with (i) the filing of the Certificates of Merger with the Delaware Secretary, (ii) the filing of the Offer Documents, the Schedule 14D-9, the Registration Statement (including the Offer Prospectus) with the SEC and any amendments or supplements thereto and declaration of effectiveness of the Registration Statement, (iii) the Exchange Act, (iv) the Securities Act, (v) applicable state securities, takeover and “blue sky” laws, (vi) the rules and regulations of Nasdaq, (vii) the HSR Act and any other requisite clearances or approvals under any other applicable Antitrust Laws and (viii) the approvals set forth in Section 5.3(b) of the Parent Disclosure Schedule (items (i) through (viii) collectively, the “Parent Approvals“) and (ix) such other authorizations, consents, orders, licenses, permits, approvals, declarations, notice filings, the failure of which to be obtained would not have a Parent Material Adverse Effect or materially impede interfere with, hinder or delay the consummation of any of the Transactions, no authorization, consent, order, license, permit or approval of, or registration, declaration, notice or filing with, any Governmental Entity is necessary, under applicable Law, for the consummation by Parent or Purchaser of the Transactions.

(c)    The execution and delivery by Parent and Purchaser of this Agreement does not, and the consummation of the Transactions and compliance with the provisions hereof (i) will not conflict with or result in any violation of any provision of the Parent Organizational Documents or the Organizational Documents of Parent’s Significant Subsidiaries, (ii) assuming that the Parent Approvals are obtained and made, any applicable waiting periods referred to therein have expired and any condition precedent to such consent has been satisfied, violate any Order of any Governmental Entity or Law applicable to Parent or any of its subsidiaries (including Purchaser) or (iii) violate, breach or constitute a default under any of the terms conditions or provisions of any Contract to which Parent, Purchaser or any of their respective subsidiaries is a party or to which they may be bound except for (i) and (ii) for such violations, breaches or defaults as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d)    Prior to Acceptance Time, Parent will have taken all necessary action to permit it to issue the number of Parent Common Stock required to be issued in connection with the Purchaser’s obligations pursuant to ARTICLE I and Parent’s obligations pursuant to ARTICLE III. Such Parent Common Stock, when issued, will be validly issued, fully paid and nonassessable, and no stockholder of Parent will have any preemptive right of subscription or purchase in respect thereof. Such Parent Common Stock, when issued, and the offering thereof, will be registered under the Securities Act and the Exchange Act and registered or exempt from registration under any applicable state securities or “blue sky” Laws.

Section 5.4.    Parent SEC Documents, Reports and Financial Statements.

(a)    Parent and each of its Subsidiaries has timely filed or furnished all forms, documents and reports required to be filed or furnished by it with the SEC since September 30, 2013 (all such documents and reports filed or furnished by Parent or any of its Subsidiaries, the “Parent SEC Documents”) and has timely paid all fees due in connection therewith. As of their respective dates or, if amended, as of the date of the last such amendment (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), the Parent SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. To the extent not available on the SEC website, Parent has made available to the Company complete and correct copies of the Parent SEC Documents. Since September 30, 2013, no executive officer of Parent has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. Parent will file prior to the Effective Time all reports, schedules, forms, statements and other documents required to be filed or furnished by it with the SEC prior to such time. As of the date of this Agreement, there are no outstanding or unresolved comments in any comment letters of the staff of the SEC received by Parent relating to the Parent SEC Documents. To the knowledge of Parent, none of the Parent SEC Documents is the subject of ongoing SEC review and there are no inquiries or investigations by the SEC or any internal investigations pending or threatened, in each case regarding any accounting practices of the Parent.

(b)    Each of the consolidated balance sheets included in or incorporated by reference into Parent SEC Documents (including the related notes and schedules) presents fairly, in all material respects, the consolidated financial position of Parent and its consolidated Subsidiaries as of its date and (B) each of Parent’s consolidated statements of operations and comprehensive loss, changes in stockholders’ equity and cash flows included in or incorporated by reference into Parent SEC Documents (including any related notes and schedules) (such changes in stockholders’ equity and cash flows, together with the consolidated balance sheets referred to in clause (A) (and the related notes and schedules), the “Parent Financial Statements”) presents fairly, in all material respects, or, in the case of Parent SEC Reports filed after the date hereof, will present fairly, in all material respects, the results of operations and cash flows, as the case may be, of Parent and its consolidated Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to notes and year-end audit adjustments), in the case of each of clause (A) and clause (B) of this Section 5.4(b), in conformity with GAAP (except, in the case of the unaudited statements, subject to normal year-end audit adjustments and the absence of notes and footnote disclosure) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto), (iii) have been prepared from, and are in accordance with, the books and records of Parent and its consolidated Subsidiaries and (iv) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act. Deloitte & Touche LLP has not resigned (or informed Parent that it intends to resign) or been dismissed as independent public accountants of Parent as a result of or in connection with any disagreements with Parent on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure,

(c)    Neither Parent nor any of its Subsidiaries is a party to any material joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among Parent or one of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand) or any material “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC).

(d)    Since September 30, 2013, (i) Parent has not received any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting, internal accounting controls or auditing practices, procedures, methodologies or methods of Parent or any Subsidiary of Parent or any material complaint, allegation, assertion or claim from employees of Parent or any Subsidiary of Parent regarding questionable accounting or auditing matters with respect to Parent or any Subsidiary of Parent, and (ii) no attorney representing Parent or any Subsidiary of Parent, whether or not employed by Parent or any Subsidiary of Parent, has reported evidence of a violation of securities Laws or breach of fiduciary duty by Parent, any Subsidiary of Parent or any of their respective officers, directors, employees or agents to Parent Board of Directors or any committee thereof, or to the General Counsel or Chief Executive Officer of Parent.

(e)    The Parent is in compliance in all material respects the applicable current listing and corporate governance requirements of Nasdaq.

Section 5.5.    Internal Controls and Procedures. Parent has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 or 15d-5 under the Exchange Act. Parent’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Parent in the reports that it files or furnishes under the Exchange Act is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure. Based on its most recent evaluation of internal controls over financial reporting prior to the date hereof, management Parent has disclosed to the Company’s auditors and the audit committee of the Parent Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect Parent’s ability to report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting, and to the extent material to Parent and its Subsidiaries, taken as whole, each such deficiency, weakness and fraud so disclosed to auditors, if any, has been disclosed to the Company prior to the date hereof.

Section 5.6.    Investigations; Litigation. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or prevent, materially delay or materially impair the consummation of the Transactions, (a) there is no investigation or review pending (or, to the knowledge of Parent, threatened) by any Governmental Entity with respect to Parent or any of its Subsidiaries, (b) there are no actions, suits, formal inquiries, investigations or proceedings or claims relating to potential violations of Law, in each case pending (or, to the knowledge of Parent, threatened) against Parent or any of its Subsidiaries and (c) there are no Orders of any Governmental Entity specifically imposed upon Parent or any of its Subsidiaries. Section 5.6 of the Parent Disclosure Schedule sets forth a true, correct and complete list, as of the date hereof, of all material actions, suits, inquiries, investigations, proceedings or claims other than worker’s compensation or personal injury claims, in each case pending (or, to the knowledge of Parent, threatened) against or affecting Parent or any of its Subsidiaries.

Section 5.7.    Compliance with Law. The Parent and its Subsidiaries are, and since September 30, 2013 have been, in compliance with all applicable Laws except as would not have, individually or in the aggregate, a Parent Material Adverse Effect and, to the knowledge of Parent, have not received any written notice or other communication from any Governmental Entity, regarding any actual or possible failure to comply with any applicable Law except as would not have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.8.    Absence of Certain Events. Since September 30, 2016, the business of the Parent and its Subsidiaries have been conducted in all material respects in the ordinary course of business consistent with past practice and there has not been any change, event or development that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.9.    Purchaser. The authorized capital stock of Purchaser consists solely of 100 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Purchaser and all of the equity interest of Merger Sub 2 are, and at the Acceptance Time will be, owned by Parent or a direct or indirect wholly-owned Subsidiary of Parent (free and clear of all Liens). Purchaser and Merger Sub 2 each were formed for the purposes of engaging in the Transactions and as of the date hereof, have not engaged in no other business activities, have not incurred any material obligations or liabilities except pursuant to this Agreement and have conducted their operations only as contemplated by this Agreement.

Section 5.10.    Ownership of Company Common Stock. As of and for the three (3) years prior to the date of this Agreement, neither Parent nor any of its Subsidiaries beneficially owns or owned, directly or indirectly, any shares of Company Common Stock or other securities convertible into, exchangeable into or exercisable for shares of Company Common Stock. Other than the Support Agreements, there are no voting trusts or other agreements or understanding to which Parent or any of its Subsidiaries is a party with respect to the voting of the capital stock or other equity interest of the Company or any of its Subsidiaries.

Section 5.11.    Sufficient Funds. At the Closing, Parent will have the funds necessary to pay the aggregate Cash Consideration in full in accordance with the terms and conditions of this Agreement.

Section 5.12.    Tax Matters. The Parent or Merger Subs are not aware of the existence of any fact, or has taken or agreed to take any action, that would reasonably be expected to prevent or impede the Offer and the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 5.13.    Intellectual Property. (i) Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, the Parent owns or has a legitimate right to use all Intellectual Property Rights used in connection with the conduct of the Parent’s business as it is currently conducted; (ii) to the knowledge of the Parent, there are no material proceedings, written claims, or actions pending against the Parent, or are threatened in writing within the last three (3) years prior to the Effective Date, that challenge the Parent’s ownership of or right to practice any Intellectual Property Rights; and (iii) other than agreements entered with customers in the ordinary course, there is no breach of any agreements to which the Parent is a party under which the Parent uses or licenses any Intellectual Property Rights that any person besides the Parent owns, or dispute of any agreements under which the Parent has granted any Person any right or interest in any Intellectual Property Rights owned or controlled by the Parent.

Section 5.14.    Export Controls. Parent and its Subsidiaries have conducted their respective export transactions in accordance with applicable provisions of export control legal requirements, including the EAR, except as would not reasonably be expected to result in material liability to Parent or its Subsidiaries.

Section 5.15.    Non-Reliance. Except for the representations and warranties contained in this Agreement, Parent hereby acknowledges that neither Parent nor Purchaser nor any of Parent or Purchaser’s Subsidiaries, nor any of their respective stockholders, directors, officers, employees, Affiliates, advisors, agents or representatives, nor any other Person, has relied upon or otherwise been induced, by any other information provided or made available to Parent in connection with the Transactions, including any estimates, projections, forecasts, forward-looking statements, business plans or cost-related plans (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking statements, business plans or cost-related plans) or other material made available to Parent or Parent’s Representatives in certain “data rooms” or management discussions in expectation of the Transactions.

Section 5.16.    Finders or Brokers. Except for Evercore Group L.L.C., neither Parent nor any of Parent’s Subsidiaries has employed any investment banker, broker or finder in connection with the Transactions who would be entitled to any fee or any commission in connection with or upon consummation of the Offer or the Mergers.

Section 5.17.    No Other Representations. Except for the representations and warranties contained in this Agreement, the Parent acknowledges that neither the Parent nor either Merger Sub nor any person on behalf of Parent or the Merger Subs make any other express or implied representation or warranty with respect to Parent or the Merger Subs or any of its Subsidiaries or in connection with the Transactions.

ARTICLE VI

ADDITIONAL COVENANTS

Section 6.1.    Conduct of Business. During the period from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, except (i) as may be required by applicable Law, (ii) with the prior written consent of the Parent (such consent not to be unreasonably withheld, delayed or conditioned), (iii) as may be required or expressly permitted (but for this Section 6.1) by this Agreement or (iv) as set forth in Section 6.1(a) of the Company Disclosure Schedule, the business of the Company and its Subsidiaries shall be conducted in the ordinary course consistent with past practice and, to the extent consistent with the foregoing, the Company and its Subsidiaries shall use their respective reasonable best efforts to maintain and preserve the Company’s assets and business organization intact, keep available the services of key employees and maintain satisfactory relationships with Government Entities, customers, suppliers, distributors, licensors and others having significant business dealings with them.

(a)    During the period from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, except (i) as may be required by applicable Law, (ii) as may be required or expressly permitted (but for this Section 6.1(a)) by this Agreement, or (iii) as set forth in Section 6.1(a) of the Company Disclosure Schedule, the Company shall not, and shall not permit any of its Subsidiaries to:

(i)    amend the Company Organizational Documents or the Organizational Documents of the Company’s Subsidiaries, or otherwise take any action to exempt any person from any provision of the Company Organizational Documents or the Organizational Documents of the Company’s Subsidiaries;

(ii)    except for transactions among the Company and its wholly-owned Subsidiaries or among the Company’s wholly-owned Subsidiaries, split, combine or reclassify any of its capital stock (other than the return or acquisition of Company Common Stock);

(iii)    make, declare or pay any dividend, or make any other distribution on, or redeem, purchase or otherwise acquire, any shares of its capital stock, or any other securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock (except (A) dividends paid by any direct or indirect wholly owned Subsidiaries of the Company to the Company or to any other wholly owned direct or indirect Subsidiary of the Company, respectively or (B) the acceptance of shares of Company Common Stock as payment for the exercise price of Company Options or for withholding Taxes incurred in connection with the exercise of Company Options or the vesting or settlement of Company RSUs or Company MSUs in accordance with past practice and the terms of the Company Stock Plans as in effect on the date hereof);

(iv)    grant any Company Options, Company RSUs, Company MSUs or other equity or equity-based awards or interests, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock other than such grants to new hires, or retention grants, but such grants made pursuant to this provision shall not represent right(s) to acquire, in the aggregate, more than 200,000 shares of Company Common Stock, subject to the limitations in Schedule 6.1(a)(iv) to the Company Disclosure Schedule;

(v)    issue, sell or otherwise permit to become outstanding any additional shares of its capital stock or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock or any options, warrants, or other rights of any kind to acquire any shares of its capital stock (except (A) as permitted pursuant to Section 6.1(a)(iv) of this Agreement (B) pursuant to the exercise of Company Options or the settlement of Company RSUs or Company MSUs, in each case, that are outstanding on the date hereof, in accordance with their terms as in effect on the date hereof, (C) pursuant to the exercise of rights under the ESPP that are outstanding on the date hereof in accordance with its terms as in effect on the date hereof, or (D) the issuance of shares by a wholly-owned Subsidiary of the Company to the Company or another wholly-owned Subsidiary of the Company), or enter into any agreement, understanding or arrangement with respect to the sale or voting of its capital stock or equity interests;

(vi)    adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(vii)    incur, create, assume, endorse, guarantee or otherwise become liable for or any Indebtedness for borrowed money or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise) in excess of $500,000;

(viii)    communicate in a writing that is intended for broad dissemination to the Company’s employees regarding compensation, benefits or other treatment they will receive in connection with or following the Offer or the Mergers, unless any such communications are consistent with this Agreement or prior directives or documentation provided to the Company by Parent (in which case, the Company shall provide Parent with written prior notice of any such communications);

(ix)    make any loans or advances to any other person in excess of $100,000, except for loans or advances among the Company and any of its wholly owned Subsidiaries;

(x)    (A) sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets to any person other than to (1) the Company or a wholly owned Subsidiary of the Company or (2) solely with respect to Intellectual Property Rights, nonexclusive licenses in the ordinary course of business consistent with past practice, or (B) cancel, release or assign any Indebtedness of any such person owed to it or any claims held by it against any such person, in the case of each of clause (A) and clause (B) other than Permitted Liens or transactions solely among the Company and/or its wholly-owned Subsidiaries that would not result in a material increase in the Tax liability of the Company and its Subsidiaries;

(xi)    knowingly forfeit, abandon, contribute to the public domain, open source body or standards body, or fail to take any action necessary to maintain any Intellectual Property Rights other than decisions regarding prosecution of immaterial Scheduled Intellectual Property Rights made in the ordinary course;

(xii)    other than nonexclusive licenses related to products, developments or sales in the ordinary course of business, consistent with past practice, (A) enter into or terminate any Material Contract, (B) materially modify, amend, waive any right under or renew any Material Contract, (C) enter into or extend the term or scope of any Contract that purports to restrict the Company, or any of its subsidiaries or affiliates or any successor thereto, from engaging or competing in any line of business or in any geographic area, (D) enter into any Material Contract that would be breached by, or require the consent of any third party in order to continue in full force following, consummation of the Transactions, or (E) enter into any Material Contract that would encumber, license or transfer any Intellectual Property Rights;

(xiii)    (A) acquire (whether by merger or consolidation, acquisition of stock or assets or by formation of a joint venture or otherwise) any other person or business or any material assets, deposits or properties of any other person, or (B) make any material investment in other persons either by purchase of stock or securities, contributions to capital, property transfers or purchase of property or assets of any person other than a wholly owned Subsidiary of the Company;

(xiv)    Except as disclosed on Section 6.1(a)(xiv) of the Company Disclosure Schedule, make any capital expenditures in excess of $500,000 in the aggregate during any calendar year, other than those related to operational emergencies, equipment failures or outages;

(xv)    except as required by the existing terms of any Company Benefit Plan or as otherwise disclosed on Section 6.1(a)(xv) of the Company Disclosure Schedule or as required by applicable Law, (A) establish, adopt, negotiate, enter into, amend or terminate, or consent to the establishment, adoption, amendment or termination of, any Company Benefit Plan or any plan, agreement, arrangement, program, policy or Contract that would be a Company Benefit Plan if in effect on the date hereof, (B) increase the compensation (including severance, change-in-control and retention compensation) or benefits payable to any employee, director or independent contractor of the Company or its Subsidiaries, except for annual merit-based pay increases consistent with past practice for non-officer employees, (C) accelerate the vesting or payment of any compensation, (D) hire, engage or terminate (other than for cause) the employment or services of any employee, director or independent contractor, other than in the ordinary course of business consistent with past practice with respect to employees or independent contractors with individual annual aggregate cash compensation less than $200,000 or (E) effect a plant closing or mass layoff that would require the provision of notice (or pay in lieu thereof) under the Worker Adjustment and Retraining Notification Act or any similar state, local or foreign Law;

(xvi)    establish, adopt, negotiate, enter into, amend or terminate, or consent to the establishment, adoption, amendment or termination of, any Collective Bargaining Agreement;

(xvii)    implement or adopt any material change in its financial accounting principles, practices or methods (or change an annual accounting period), other than as may be required by GAAP or applicable Law;

(xviii)    settle or compromise any litigation, claim, suit, action or proceeding (including without limitation any suit, action, claim, proceeding or investigation relating to this Agreement or Mergers and the other Transactions contemplated hereby), except for settlements or compromises that (A) with respect to the payment of monetary damages, involve monetary remedies with a value not in excess of $1,000,000, individually, or $3,000,000, in the aggregate, net of any amount covered by insurance or indemnifications and (B) with respect to any non-monetary terms and conditions therein, do not impose any material restriction on the continuing operations of the Company;

(xix)    make, change or revoke any Tax election, change or adopt any annual Tax accounting period or adopt (other than required by applicable Law) or change any material method of Tax accounting, file any amended Tax Return, enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any analogous or similar provision of state, local or foreign Law), request any Tax ruling from any Taxing Authority, settle or compromise any material Tax liability or any audit, examination or other proceeding relating to a material amount of Taxes, or surrender any claim for a material refund of Taxes;

(xx)    (A) implement or effect or (B) announce, any reduction in force, lay-off, early retirement program, severance program or other similar program concerning the termination of employment of employees of the Company or any of its subsidiaries;

(xxi)    enter into, amend or cancel any insurance policies other (A) than in ordinary course of business (B) or seek a quote or proposal for any directors’ and officers’ liability insurance and/or fiduciary liability insurance to be obtained by the Company pursuant to Section 6.8; or

(xxii)    agree to take, or make any binding commitment to take, any of the foregoing actions that are prohibited pursuant to this Section 6.1(a).

(b)    During the period from the date hereof until the Effective Time, except (A) as may be required by applicable Law, (B) as may be required or expressly permitted (but for this Section 6.1(b)) by this Agreement, or (C) as set forth in Section 6.1(b) of the Parent Disclosure Schedule, Parent and Purchaser shall not:

(i)    amend the Parent Organizational Documents or Organizational Documents of Purchaser;

(ii)    adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or reorganization, other than the Mergers and other than any reorganizations, restructurings, consolidations or reclassifications solely among Parent and its Subsidiaries or among Parent’s Subsidiaries;

(iii)    make, declare or pay any cash dividend, or make any other cash distribution on any shares of its capital stock, or any other securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock (except (A) dividends paid by any direct or indirect wholly owned Subsidiaries of the Parent to the Parent or to any other wholly owned direct or indirect Subsidiary of the Parent, respectively, or (B) the acceptance of shares of Parent Common Stock as payment for the exercise price of Parent stock options or for withholding Taxes incurred in connection with the exercise of Parent stock options or the vesting or settlement of Parent restricted stock units in accordance with past practice and the terms of the Parent Stock Plans as in effect on the date hereof); and

(iv)    agree to take, or make any binding commitment to take, any of the foregoing actions that are prohibited pursuant to this Section 6.1(b).

Section 6.2.    Access.

(a)    For purposes of furthering the Transactions, each Party shall upon reasonable advance notice afford the other and its employees, accountants, consultants, internal and external legal counsel, financial advisors, tax advisors, and agents and other representatives reasonable access during normal business hours, throughout the period prior to the Effective Time, to its and its Subsidiaries’ personnel, properties, contracts, books and records and, during such period, each Party shall, and shall cause its Subsidiaries to, without limitation to the preceding obligations, make available to the other Party all other information concerning its business, properties and personnel as such other Party may reasonably request. Notwithstanding the foregoing, no Party shall be required to provide access to or make available to any person any document or information that, in the reasonable judgment of the disclosing Party, would be detrimental to its business operations, would result in the disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality or is subject to any attorney-client or work-product privilege.

(b)    No investigation by any Party or its representatives shall affect or be deemed to modify or waive the representations and warranties of any other Party set forth in this Agreement.

(c)    The Parties hereto hereby agree that all information provided to them or their respective officers, directors, employees or representatives in connection with this Agreement and the consummation of the Transactions shall be governed in accordance with the confidentiality agreement, dated as of July 26, 2016 (the “Confidentiality Agreement”), between the Company and Parent.

Section 6.3.    No Solicitation.

(a)    The Company shall and shall cause each of its Subsidiaries and its and their respective officers, directors and employees and shall instruct and cause their respective agents, financial advisors, investment bankers, attorneys and accountants (such officers, directors, employees, agents, financial advisors, investment bankers, attorneys and accountants, collectively, “Representatives”): (i) to immediately cease and cause to be terminated any discussions or negotiations with any persons (other than Parent) that are ongoing with respect to a Company Takeover Proposal and (ii) not to, directly or indirectly through intermediaries, (A) solicit, initiate, knowingly encourage (including by way of furnishing non-public information relating to the Company or any of its subsidiaries), or knowingly facilitate any inquiries regarding, or the making or submission of any proposal or offer that constitutes, or could reasonably be expected to lead to, a Company Takeover Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other person any information in connection with or for the purpose of knowingly encouraging or facilitating, a Company Takeover Proposal (other than, solely in response to an unsolicited inquiry, to refer the inquiring person to this Section 6.3 and to limit its conversation or other communication exclusively to such referral, or to otherwise comply with its obligations pursuant to this Section 6.3), (C) engage in any negotiations or discussions with, or provide any information or data to, any person (other than Parent or any of its Affiliates or representatives) relating to any

Company Takeover Proposal, (D) approve, endorse or recommend a Company Takeover Proposal or any letter of intent, memorandum of understanding or other Contract contemplating a Company Takeover Proposal, or (E) resolve to do any of the foregoing.

(b)    The Company shall, and shall cause its Subsidiaries to, promptly request any person that has executed a confidentiality or non-disclosure agreement within the twelve (12) months immediately preceding the date of this Agreement in connection with any actual or potential Company Takeover Proposal that remains in effect as of the date of this Agreement to return or destroy all confidential information in the possession of such person or its Representatives. The Company shall, within twenty-four (24) hours of the date hereof, terminate access by any third party to any data room (virtual or actual) containing any of the Company’s confidential information. The Company shall not release any third party from, or waive, amend or modify any provision of, or grant permission under or fail to enforce, any standstill provision in any agreement to which the Company is a party; provided that, notwithstanding anything to the contrary contained in this Agreement, if the Company Board of Directors determines in good faith, after consultation with its outside legal counsel that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law, the Company may release any third party from, or waive, amend or modify any provision of, or grant any permission under, or fail to enforce, any such standstill provision.

(c)    Notwithstanding anything to the contrary contained in this Agreement, if at any time after the date of this Agreement and prior to the Acceptance Time, the Company or any of its Representatives receives a bona fide, unsolicited written Company Takeover Proposal from any person that did not result from the Company’s breach of Section 6.3 and if the Company Board of Directors determines in good faith, after consultation with its independent financial advisor and outside legal counsel, that such Company Takeover Proposal constitutes or is reasonably likely to lead to a Company Superior Proposal and that the failure to take such action would, or would reasonably be expected to, be inconsistent with the directors’ fiduciary duties under applicable Law, then the Company and its Representatives may, (i) furnish information (including non-public information) with respect to the Company and its Subsidiaries to the person who has made such Company Takeover Proposal if the Company receives from such person an executed confidentiality agreement containing the terms that, taken as a whole, are not less restrictive to the other party than those contained collectively in the Confidentiality Agreement, it being understood and agreed that such confidentiality agreement need not contain a standstill provision or otherwise prohibit the making or amendment of a Company Takeover Proposal (such confidentiality agreement, an “Acceptable Confidentiality Agreement”); provided that the Company shall concurrently with the delivery to such person make available to Parent any non-public information concerning the Company or any of its Subsidiaries that is provided or made available to such person or its Representatives unless such non-public information has been previously provided to Parent and (ii) engage in or otherwise participate in discussions or negotiations with the person making such Company Takeover Proposal and its Representatives regarding such Company Takeover Proposal.

(d)    The Company shall within twenty-four (24) hours after receipt (and in any event prior to furnishing non-public information and/or commencing discussions or negotiations as provided in Section 6.3(c)) notify Parent in writing in the event that the Company or any of its Representatives receives a Company Takeover Proposal, including the identity of the person making the Company Takeover Proposal and the material terms and conditions thereof. The Company shall keep Parent reasonably informed, on a prompt basis (and, in any event within twenty-four (24) hours of any such development), as to the status of discussions or negotiations relating to such Company Takeover Proposal, including with respect to any updates or developments regarding the material terms and conditions of such Company Takeover Proposal. The Company agrees that it and its Subsidiaries will not enter into any agreement with any person subsequent to the date of this Agreement which prohibits the Company from providing any information to Parent in accordance with, or otherwise complying with, this Section 6.3.

(e)    The Company Board of Directors shall not (i) (A) fail to include the Company Recommendation in the Schedule 14D-9 or the Offer Prospectus when disseminated to the Company’s stockholders, (B) change, qualify, withhold, withdraw or modify (or authorize or publicly propose to change, qualify, withhold, withdraw or modify), in any such case in a manner adverse to Parent, the Company Recommendation, (C) publicly make any recommendation in connection with a tender offer, exchange offer or merger (other than the Offer or the Mergers) other than a recommendation against such merger or a temporary “stop, look and listen” communication by the Company’s Board of Directors of the type contemplated by Rule 14d-9(f) under the Exchange Act (it being understood that the Company Board of Directors may take no position with respect to a Company Takeover Proposal that is a tender offer or exchange offer until the close of business on the tenth (10th) Business Day after the commencement of such tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act, without such action being considered a Company Adverse Recommendation Change), or (D) adopt, approve or recommend, or publicly propose to adopt, approve or recommend to stockholders of the Company a Company Takeover Proposal (any action described in this clause (i) being referred to as a “Company Adverse Recommendation Change”), or (ii) authorize, cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement (including an acquisition agreement, merger agreement, joint venture agreement or other agreement) or agreement in principle with respect to any Company Takeover Proposal (other than an Acceptable Confidentiality Agreement) (a “Company Acquisition Agreement”).

(f)    Notwithstanding anything to the contrary contained in this Agreement, prior to the Acceptance Time, but not after, the Company Board of Directors (i) may make a Company Adverse Recommendation Change other than in response to a Company Takeover Proposal if, prior to taking such action, the Company Board of Directors has determined in good faith, after consultation with its independent financial adviser and outside legal counsel, that such action is required to comply with the directors’ fiduciary duties under applicable Law and (ii) may make a Company Adverse Recommendation Change and/or authorize, cause or permit the Company or any of its Subsidiaries to enter into a Company Acquisition Agreement, in either such case in response to a bona fide, unsolicited Company Takeover Proposal that did not result from a breach of Section 6.3, if prior to taking such action, the Company Board of Directors has determined in good faith, after consultation with its independent financial advisor and outside legal counsel, that (i) such Company Takeover Proposal constitutes a Company Superior Proposal and (ii) such action would, or would reasonably be expected to be, required to comply with the directors’ fiduciary duties under applicable Law; provided, however, that, prior to taking such action, (A) the Company has given Parent at least four (4) Business Days’ prior written notice of its intention to take such action, including the terms and conditions of, and the identity of the person making, any such Company Superior Proposal and has contemporaneously provided to Parent a copy of the Company Superior Proposal or any proposed Company Acquisition Agreements (or, in each case, if not provided in writing to the Company, a written summary of the material terms thereof), (B) the Company has negotiated, and has caused its Representatives to negotiate, in good faith with Parent during such four (4) Business Day period, to the extent Parent wishes to negotiate, to make such revisions to the terms of this Agreement as would permit the Company Board of Directors not to effect a Company Adverse Recommendation Change in connection with a Company Superior Proposal or take any action pursuant to Section 8.1, and (C) following the end of the four (4) Business Days’ notice period, the Company Board of Directors shall have determined, after consultation with its independent financial advisor and outside legal counsel, and giving due consideration to the revisions to the terms of this Agreement to which Parent has irrevocably committed in writing, that the Company Superior Proposal would nevertheless continue to constitute a Company Superior Proposal and that such action is required to comply with the directors’ fiduciary duties under applicable Law (it being previously understood and agreed that any change to the financial or other material terms of a proposal that was previously the subject of a notice hereunder shall require a new notice to Parent as provided above), but with respect to any such subsequent notices references herein to a “four (4) Business Day notice period” shall be deemed references to a “two (2) Business Day notice period”.

(g)    Nothing contained in this Section 6.3 shall prohibit the Company or the Company Board of Directors from complying with its disclosure obligations under United States federal or state Law with regard to a Company Takeover Proposal, including taking and disclosing to the stockholders of the Company (i) a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act or (ii) making any “stop, look and listen” communication to the stockholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act if the Company Board of Directors determines in good faith, after consultation with outside legal counsel, that the failure to do so would be inconsistent with the directors’ fiduciary duties under applicable Law or obligations of the Company or the Company Board of Directors under applicable federal securities Law.

Section 6.4.    Employee Matters.

(a)    Effective as of the Effective Time and until December 31, 2017, Parent shall provide, or shall cause the Surviving Company to provide, to employees of the Company or any of its Subsidiaries who are employed as of immediately prior to the Effective Time and who continue to be employed by Parent or the Surviving Company or any of their respective Subsidiaries following the Effective Time (the “Company Employees”), (1) base salaries or wage rates with respect to each Company Employee that are no less than provided to such Company Employee immediately prior to the Effective Time, (2) employee benefits (other than equity-based compensation) and annual cash bonus opportunities that are substantially comparable in the aggregate to (x) employee benefits and annual cash bonus opportunities provided to the Company Employees immediately prior to the Effective Time or (y) at Parent’s election, to similarly situated employees of Parent and its Subsidiaries (other than the Company and its Subsidiaries) and (3) severance benefits that are no less favorable than the severance benefits provided to such Company Employee immediately prior to the Effective Time as set forth on Section 6.4(a)(1) of the Company Disclosure Schedule; it being understood that the Company Employees may commence participation in Parent’s compensation and benefit plans on different dates following the Effective Time with respect to different compensation and benefit plans, in accordance with the terms of the applicable plans. From and after the Effective Time, Parent shall, or shall cause the Surviving Company to, continue to honor the milestone or other bonus plans and agreements listed on Section 6.4(a)(2) of the Company Disclosure Schedule in accordance with the terms thereof.

(b)    Following the Effective Time, Parent shall, or shall cause the Surviving Company to, cause any employee benefit plans sponsored or maintained by Parent or the Surviving Company or any of their Subsidiaries in the United States in which the Company Employees are eligible to participate following the Closing Date, other than any equity-based or qualified or non-qualified defined benefit or deferred compensation plans (collectively, the “Post-Closing Plans”) to recognize the service of each Company Employee with the Company and its Subsidiaries and their respective predecessors prior to the Effective Time for purposes of eligibility to participate and vesting under such Post-Closing Plans, in each case, to the same extent such service was recognized immediately prior to the Effective Time under a comparable Company Benefit Plan in which such Company Employee was eligible to participate immediately prior to the Effective Time; provided that such recognition of service shall not operate to duplicate any benefits of a Company Employee with respect to the same period of service. Under each Post-Closing Plan that provides medical, dental, pharmaceutical or vision insurance benefits, for the plan year in which such Company Employee is first eligible to participate, Parent shall use reasonable best efforts to (A) cause any pre-existing condition limitations or eligibility waiting periods under such plan to be waived with respect to each Company Employee to the extent such limitation would have been waived or satisfied under the Company Benefit Plan in which such Company Employee participated or was eligible to participate in immediately prior to the Effective Time, and (B) credit each Company Employee for an amount equal to any eligible expenses incurred by such Company Employee in the plan year that includes the Effective Time for purposes of any applicable deductible, coinsurance and annual out-of-pocket expense requirements under any such Post-Closing Plan to the extent such expenses would have been credited under the terms of the applicable Company Benefit Plans.

(c)    Unless requested by Parent not later than ten (10) days prior to the Closing Date, the Company shall take (or cause to be taken) all actions necessary or appropriate to terminate, effective no later than the day prior to the Closing Date, any Company Benefit Plan that contains a cash or deferred arrangement intended to qualify under Section 401(k) of the Code (a “Company 401(k) Plan”). The Company shall provide to Parent prior to the Closing Date written evidence of the adoption by the Company Board of Directors of resolutions authorizing the termination of such Company 401(k) Plan (the form and substance of which resolutions shall be subject to the prior review and approval of Parent, which approval shall not be unreasonably withheld, conditioned or delayed). In the event of such 401(k) plan termination, Parent shall take all actions necessary to allow Company employees who meet the age and service eligibility requirements under the 401(k) plan maintained by Parent or its affiliates (the “Parent 401(k) Plan”) to enroll as soon as reasonably practicable following the Closing (and in no event later than sixty (60) days following the Effective Time) under the Parent 401(k) Plan and to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code), in the form of cash only. The Company shall, and shall cause its subsidiaries to, cooperate with Parent in good faith (including by promptly furnishing such information as is requested by Parent) in fulfilling the obligations of Parent under this Section 6.4(c).

(d)    Nothing in this Agreement shall confer upon any Company Employee or other service provider any right to continue in the employ or service of Parent, the Surviving Company or any Affiliate of Parent, or shall interfere with or restrict in any way the rights of Parent, the Surviving Company or any of their Affiliates, which rights are hereby expressly reserved, to discharge or terminate the services of any Company Employee or other service provider at any time for any reason whatsoever, with or without cause. In no event shall the terms of this Agreement be deemed to (i) establish, amend, or modify any Company Benefit Plan, Post-Closing Plan or any “employee benefit plan” as defined in Section 3(3) of ERISA, or any other benefit plan, program, agreement or arrangement maintained or sponsored by Parent, the Surviving Company, the Company or any of their Subsidiaries (including, after the Closing Date, the Company and its Subsidiaries) or Affiliates; or (ii) alter or limit the ability of Parent, the Surviving Company or any of their Subsidiaries (including, after the Closing Date, the Company and its Subsidiaries) or Affiliates to amend, modify or terminate any Company Benefit Plan, Post-Closing Plan or any other compensation or benefit or employment plan, program, agreement or arrangement after the Closing Date. Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 6.4 shall create any third party beneficiary rights in any Company Employee or current or former service provider of the Company or its Affiliates (or any beneficiaries or dependents thereof).

Section 6.5.    Regulatory Approvals; Efforts.

(a)    Prior to the Closing, Parent, Purchaser and the Company shall use their respective reasonable best efforts to consummate the Offer and the other Transactions, including (i) the preparation and filing of all forms, registrations, applications and notices required to be filed under applicable Law to consummate the Offer and the Mergers (including the Registration Statement, the Offer documents, the Schedule 14D-9, and the Offer Prospectus), (ii) the satisfaction of the conditions to consummating the Offer and the Mergers, (iii) taking all reasonable actions necessary to obtain (and cooperating with each other in obtaining) any consent, authorization, Order or approval of, or any exemption by, any Governmental Entity (which actions shall include furnishing all information and documentary material required under the HSR Act) required to be obtained or made by Parent, Purchaser, the Company or any of their respective Subsidiaries in connection with the Offer or the Mergers or the taking of any action contemplated by this Agreement, provided, however, for the avoidance of doubt, that Parent shall make commercially reasonable efforts to enter into any agreements or commitments including proposing, negotiating, committing to and effecting, by consent decree, hold separate orders, or otherwise, the sale, divesture or disposition of such of its assets, properties or businesses or of the assets, properties or businesses to be acquired by it pursuant hereto, to the extent that such agreement, commitment, sale, divesture or disposition would not individually or together with other agreements, commitments, sales, divestures or dispositions involve assets owned by either Parent or the Company or any of their respective Subsidiaries, that generated revenue in excess of $1,000,000 during the past twelve (12) months ended September 30, 2016, and (iv) the execution and delivery of any reasonable additional instruments necessary to consummate the Offer and the Mergers and to fully carry out the purposes of this Agreement. Notwithstanding anything in this Agreement to the contrary, Parent and the Company each agree to file a Notification and Report Form pursuant to the HSR Act within ten (10) Business Days of the date of the Agreement and to make filings required by applicable foreign Antitrust Laws with respect to the Offer and the Mergers as soon as practicable after the date of the Agreement (and Parent may “pull and refile” any such form or filing, if in its reasonable good faith judgment in consultation with and considering in good faith the views of counsel for the Company, such step is consistent with expeditiously obtaining a required approval). Additionally, each of Parent, Purchaser and the Company shall use reasonable best efforts to fulfill all conditions precedent to the Offer and the Mergers and shall not take any action after the date of this Agreement that would reasonably be expected to materially delay the obtaining of, or result in not obtaining, any permission, approval or consent from any such Governmental Entity necessary to be obtained to consummate the Offer and the Mergers, except any actions taken in relation to the rights of the Company under Section 6.3. Parent and the Company may agree to postpone any filings required under this Section 6.5(a) based on input from counsel.

(b)    Parent and the Company shall each keep the other apprised of the status of matters relating to the completion of the Offer and work cooperatively in connection with obtaining all required consents, authorizations, Orders or approvals of, or any exemptions by, any Governmental Entity undertaken pursuant to the provisions of this Section 6.5. In that regard, prior to the Closing, each Party shall promptly consult with the other Parties to this Agreement with respect to and provide any reasonable information and assistance as the other Parties may reasonably request with respect to (and, in the case of correspondence, provide the other Parties (or their counsel) copies of) all material notices, submissions, or filings made by such Party with any Governmental Entity regarding any Antitrust Laws or any other information supplied by such Party to, or correspondence with, a Governmental Entity regarding any Antitrust Laws and in connection with this Agreement and the Offer and the Mergers. Each Party to this Agreement shall promptly inform the other Parties to this Agreement, and if in writing, furnish the other Parties with copies of (or, in the case of oral communications, advise the other Parties orally of) any material communication from or to any Governmental Entity relating to any Antitrust Laws and regarding the Offer and the Mergers, and afford the other Parties a reasonable opportunity to review and discuss in advance, and consider in good faith the views of the other Parties in connection with, any proposed communication with any such Governmental Entity relating to any Antitrust Laws. Notwithstanding the foregoing, the Parties agree that Parent will, in consultation with the Company, devise the strategy for all filings, notifications, submissions and communications in connection with any filing, notice, petition, statement, registration, submission of information, application or similar filing with a Governmental Entity relating to any Antitrust Laws and subject to this Section 6.5. If any Party to this Agreement or any Representative of such Parties receives a request for additional information or documentary material from any Governmental Entity with respect to the Offer and the Mergers, then such Party will use reasonable best efforts to make, or cause to be made, as promptly as practicable and after reasonable consultation with the other Parties to this Agreement, an appropriate response to such request. To the extent permitted by Law, each Party shall furnish the other Parties with copies of all material correspondence, filings and communications (and memoranda setting forth the substance thereof) between it and any such Governmental Entity with respect to this Agreement and the Offer and the Mergers, and furnish the other Parties with such reasonable information and assistance as the other Parties may reasonably request in connection with its preparation of necessary filings or submissions of information to any such Governmental Entity; provided, however, that Parent and the Company may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 6.5 as “Antitrust Counsel Only Material.” Such materials and the information contained therein shall be given only to the outside antitrust counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Parent or the Company, as the case may be) or its legal counsel. Notwithstanding anything to the contrary contained in this Section 6.5, materials relating to any Antitrust Laws provided pursuant to this Section 6.5 may be redacted (i) to remove references concerning the valuation of the Company and the Offer and the Mergers or other confidential information, (ii) as necessary to comply with contractual arrangements, and (iii) as necessary to address reasonable privilege concerns.

(c)    The Company and Parent will each request early termination of the waiting period with respect to the Offer under the HSR Act. The Company and Parent shall use reasonable best efforts to file, as promptly as practicable, but in any event no later than ten (10) Business Days after the date of this Agreement, all notifications required under the HSR Act. In the event that the Parties receive a request for information or documentary material pursuant to the HSR Act (a “Second Request”), the Parties will use their respective reasonable best efforts to respond to such Second Request as promptly as practicable or as otherwise agreed by the Company and Parent, and counsel for both Parties will closely cooperate during the entirety of any such Second Request review process.

Section 6.6.    Takeover Statutes. If any Takeover Law is or may become applicable to the Offer or the Mergers or any of the other transactions contemplated by this Agreement, the Parties and each of their respective Board of Directors shall grant such approvals and take such actions within such Party’s control as are permitted and necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

Section 6.7.    Public Announcements. Unless a Company Adverse Recommendation Change has occurred, the initial press release concerning the Offer shall be a joint press release and, thereafter, so long as this Agreement is in effect, the Company will not disseminate any press release or other announcement concerning the Offer or this Agreement or the Transactions, except as may be required by Law, without the prior consent of Parent and Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed. Notwithstanding the foregoing, without prior consent of the other parties, each party (a) may communicate information that is not confidential information of any other party with financial analysts, investors and media representatives in a manner consistent with its past practice in compliance with applicable Law or by the rules and regulations of Nasdaq, and (b) may disseminate the information included in a press release or other document previously approved for external distribution by the other parties. Each Party agrees to promptly (and in any event within two (2) Business Days) make available to the other Parties copies of any written communications made without prior consultation with the other Parties. Notwithstanding any other provision of this Agreement, (i) no Party will be required to consult with the other Party in connection with any such press release or announcement if the Company Board of Directors has effected any Company Adverse Recommendation Change or shall have resolved to do so and (ii) the requirements of this Section 6.7 shall not apply to any disclosure by the Company or Parent of any information concerning this Agreement or the transactions contemplated hereby in connection with a determination by the Company in accordance with Section 6.3 that an Company Takeover Proposal constitutes, or may constitute, a Company Superior Proposal or any dispute between the parties regarding this Agreement, the Offer or the Mergers or the transactions contemplated by this Agreement.

Section 6.8.    Indemnification and Insurance.

(a)    Parent and Purchaser agree that all rights to exculpation and indemnification (and all rights to advancement of expenses relating thereto) for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including any matters arising in connection with the Transactions), now existing in favor of the Indemnitees as provided in the Company Organizational Documents or in any Contract between such Indemnitee and the Company listed on Section 6.8 of the Company Disclosure Schedule (in each case as in effect on the date of this Agreement) shall survive the Mergers and shall continue in full force and effect. From and after the Effective Time, the Surviving Company shall (and Parent shall cause the Surviving Company to) indemnify, defend and hold harmless, and advance expenses to, Indemnitees with respect to (x) all acts or omissions by them in their capacities as such at any time at or prior to the Effective Time or (y) any costs or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, to the extent such claim, action, suit, proceeding or investigation arises out of or pertains to the Offer, the Mergers, this Agreement and any transactions contemplated hereby, in either case, in each of (x) and (y) to the extent provided in the Company Organizational Documents or in any Contract between such Indemnitee and the Company listed on Section 6.8 of the Company Disclosure Schedule (in each case as in effect on the date of this Agreement), and Parent shall guarantee the payment of such amounts to the maximum extent permitted by applicable Law. For a period of six (6) years after the Effective Time, Parent shall cause the certificate of incorporation, bylaws or other organizational documents of the Surviving Company to contain provisions with respect to indemnification, advancement of expenses and limitation of director, officer and employee liability that are no less favorable to the Indemnitees than those set forth in the Company Organizational Documents and the Contracts listed on Section 6.8 of the Company Disclosure Schedule as of the date of this Agreement, which provisions thereafter shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any Indemnitees.

(b)    From and after the Effective Time, Parent shall obtain (either directly or through one of its Subsidiaries) and fully pay the premium for a six-year “tail” prepaid policy on terms and conditions no less advantageous to the Indemnitees than the existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (“D&O Insurance”) with respect to any claim related to any period of time at or prior to the Effective Time; provided, however, that neither the Surviving Company nor Parent shall be required to pay for such “tail” prepaid policy more than two hundred fifty percent (250%) of the annual premium currently paid by the Company for its D&O Insurance or, if substantially equivalent or greater insurance coverage is unavailable, the best available coverage; provided, however, that Parent and the Surviving Company shall not be required to pay an annual premium for the D&O Insurance in excess of two hundred fifty percent (250%) of the annual premium currently paid by the Company for such insurance; provided, further, that if the annual premiums of such insurance coverage exceed such amount, Parent shall be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount. In the alternative, the Company may purchase fully-prepaid, and the Surviving Company shall maintain, for a period of at least six (6) years from and after the Effective Time, D&O Insurance in place as of the date of this Agreement with the Company’s current insurance carrier or a reputable alternative insurance carrier; provided, however, that the Company shall not be permitted to pay for such “tail” prepaid policy in excess of two hundred fifty percent (250%) of the annual premium currently paid by the Company for such insurance.

(c)    The Indemnitees to whom this Section 6.8 applies shall be express third-party beneficiaries of this Section 6.8. The provisions of this Section 6.8 shall survive the Effective Time.

(d)    Notwithstanding any other provision of this Agreement, this Section 6.8 shall survive the consummation of the Mergers indefinitely and shall be binding, jointly and severally, on all successors and assigns of Parent, the Surviving Company and its subsidiaries, and shall be enforceable by the Indemnitees. In the event that Parent or the Surviving Company or any of its successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or a majority of its properties and assets to any Person, then, and in each such case, Parent shall ensure that proper provision shall be made so that the successors and assigns of Parent or the Surviving Company, as applicable, shall succeed to the obligations set forth in this Section 6.8.

Section 6.9.    Control of Operations. The Parties understand and agree that (a) nothing contained in this Agreement shall give Parent or the Company, directly or indirectly, the right to control or direct the other Party’s operations (or the operations of the other Party’s Subsidiaries) prior to the Effective Time and (b) prior to the Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

Section 6.10.    Section 16 Matters. Prior to the Expiration Date, Parent and the Company shall take all such steps as may be required to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of shares of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.11.    Transaction Litigation. The Company shall, as promptly as practicable under the circumstances, after it has notice of any of the following notify the Parent of actions, suits, claims, governmental investigations or proceedings instituted or threatened against the Company or any of its directors, officers or affiliates, including by any stockholder of the Company (by any stockholder and relating to this Agreement or the transactions contemplated hereby, “Stockholder Litigation”), before any court or Governmental Entity, relating to or involving or otherwise affecting the Company, any of its affiliates, or any of its subsidiaries which, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to this Agreement or relating to this Agreement or the transactions contemplated hereby, or seeking damages or discovery in connection with such transactions. Subject to entry into a customary joint defense agreement, Parent shall have the right to participate in the defense of any such actions, suits, claims, investigations or proceedings, the Company shall consult with Parent regarding the defense of any such actions, suits, claims, investigations or proceedings, and the Company may not settle or compromise any Stockholder Litigation without the prior written consent of Parent, such consent not to be unreasonably withheld, conditioned, delayed or denied.

Section 6.12.    Nasdaq Matters; SEC Matters.

(a)    Parent shall file a notification of listing of additional shares (or such other form as may be required) with Nasdaq with respect to the shares of Parent Common Stock to be issued in connection with the Offer and the First Merger and such other shares of Parent Common Stock to be reserved for issuance in connection with the Offer and the First Merger, and shall use reasonable best efforts to cause the shares of Parent Common Stock to be issued in connection with the Offer and the First Merger and such other shares of Parent Common Stock to be reserved for issuance in connection with the Offer and the First Merger to be approved for listing on Nasdaq, subject to official notice of issuance, prior to the Acceptance Time.

(b)    The Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of Nasdaq to enable the delisting of the Company Common Stock from Nasdaq and the termination of its registration under the Exchange Act, in each case, as promptly as practicable after the Effective Time (such period between the Closing Date and the date of which the Company Common Stock is delisted, the “Delisting Period”), and deregistration of the Company Common Stock under the Exchange Act as promptly as practicable after such delisting. The Company will not cause the Company Common Stock to be delisted from Nasdaq prior to the Effective Time. If the Surviving Company is reasonably likely to be required to file any reports pursuant to the Exchange Act during the Delisting Period, the Company will deliver to Parent at least five (5) business days prior to the Closing a substantially final draft of any such reports reasonably likely to be required to be filed during the Delisting Period.

(c)    The Company shall file prior to the Effective Time all reports, schedules, forms, statements and other documents required to be filed or furnished by it with the SEC prior to such time for the consummation of the Transactions.

Section 6.13.    Additional Agreements. In case at any time after the Effective Time any further action is necessary to carry out the purposes of this Agreement or to vest the Surviving Company with full title to all properties, assets, rights, approvals, immunities and franchises of any of the Parties to the Mergers, the officers of the Surviving Company shall be authorized, in the name and on behalf of the Company, to execute and deliver such deeds, bills of sale, assignment or assurances and take all such other action as may be necessary in connection therewith.

Section 6.14.    Advice of Changes. The Company and Parent shall each promptly advise the other Party of (i) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the Transactions or (ii) upon receiving any communication from any Governmental Entity or third party whose consent or approval is required for consummation of the Transactions that causes such Party to believe that there is a reasonable likelihood that any such consent or approval will not be obtained or that the receipt of any such consent or approval will be materially delayed.

Section 6.15.    Resignations. Prior to the Effective Time, the Company shall cause any director and any officer of the Company or each subsidiary of the Company identified in writing by Parent at least five (5) Business Days prior to the anticipated Effective Time to execute and deliver a letter effectuating his or her resignation as a director or officer (but not as an employee) of such entity effective as of the Effective Time. At the request of Parent, the Company will use reasonable best efforts to cooperate with Parent to effect the replacement of any such directors and officers selected by Parent at the Effective Time.

Section 6.16.    Third Party Consents. The Company shall use reasonable best efforts, and shall cause its Subsidiaries to use reasonable best efforts, to obtain waivers and consents from any and all third parties with respect to each Contract listed on Section 4.19(b) of the Company Disclosure Schedule; provided, that, in connection with obtaining such waivers and consents, the Company shall not agree to any change to such Contracts that would be materially adverse to the interest of the Company, its Subsidiaries or, after the Closing, Parent, without the prior written consent of Parent, which consent shall not be unreasonably withheld, delayed or denied.

Section 6.17.    Certain Tax Matters. Each of the Parties shall use its reasonable best efforts to cause the Offer and the Mergers, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, including by executing and delivering customary tax representation letters to the Company’s and/or Parent’s counsel, as applicable, in form and substance reasonably satisfactory to such counsel, in connection with (i) any tax opinion or description of the U.S. federal income tax consequences of the Offer and the Mergers contained or set forth in the Registration Statement and (ii) the tax opinions referenced in clauses (E)(5)(i) and (E)(5)(ii) of Annex A. Company and Parent shall cause their respective counsels to use reasonable best efforts to issue the tax opinions referenced in clauses (E)(5)(i) and (E)(5)(ii) of Annex A and any opinions related to the tax consequences of the Offer and Mergers for purposes of the Registration Statement. None of the Parties shall (and each of the Parties shall cause their respective Subsidiaries not to) (a) take any action that could reasonably be expected to cause the Offer and the Mergers, taken together, to fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, or to cause their respective counsel to be unable to deliver the tax opinions provided for in the preceding sentence, or (b) fail to take any action that could reasonably be expected to be necessary to cause the Offer and the Mergers, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, or to cause their respective counsel to be able to deliver the tax opinions provided for in the preceding sentence.

Section 6.18.    Agreements Concerning Parent and Purchaser.

(a)    Parent shall cause Purchaser to perform its respective obligations under this Agreement and to consummate the Transactions upon the terms and subject to the conditions set forth in this Agreement.

(b)    During the period from the date of this Agreement through the Effective Time, Purchaser shall not engage in any activity of any nature except for activities related to or in furtherance of the Offer and the Mergers.

ARTICLE VII

CONDITIONS TO THE MERGERS

Section 7.1.    Conditions to Each Party’s Obligation to Effect the Mergers. The respective obligations of each Party to effect the Mergers shall be subject to the fulfillment (or waiver, to the extent permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a)    The consummation of the Offer (as consummation is defined in Section 251(h) of the DGCL).

(b)    No order, injunction, decree or ruling (whether temporary, preliminary or permanent) enacted, promulgated, issued or entered after the date of this Agreement by any court or other tribunal of competent jurisdiction shall be in effect and no Law shall have been adopted or be effective, in each case that restrains, enjoins, prevents, prohibits or makes illegal the consummation of the Mergers.

ARTICLE VIII

TERMINATION

Section 8.1.    Termination or Abandonment. Notwithstanding anything in this Agreement to the contrary, this Agreement may be terminated and the Offer and the Mergers may be abandoned at any time prior to the Acceptance Time:

(a)    by the mutual written consent of the Company and Parent;

(b)    by either the Company or Parent, if the Acceptance Time shall not have occurred on or prior to 11:59 p.m. Eastern time on May 31, 2017, (the “End Date”); provided, however that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any Party whose action or failure to fulfill any obligation under this Agreement proximately caused any of the Offer Conditions to fail to be satisfied, and such action or failure to act constitutes a material breach of this Agreement and; provided further, that no termination may be effected as of the End Date during a thirty (30)-day cure period to which a party is entitled by reason of Section 8.1(d) or (f) below (and, in such event, the term “End Date” shall be deemed to refer instead to 11:59 p.m. Eastern time on the last day of such cure period);

(c)    by either the Company or Parent, if an order by a Governmental Entity of competent jurisdiction shall have been issued permanently restraining, enjoining or otherwise prohibiting the consummation of the Offer and such order shall have become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 8.1(c) shall not be available to a Party if such order (or such order becoming final and nonappealable) was due to the material breach by such Party of any covenant of such Party set forth in this Agreement, or such Party’s failure to fulfill a condition that the Party is obligated to satisfy under this Agreement;

(d)    by the Company (provided that the Company is not then in breach of any representation, warranty, or covenant in this Agreement such that any condition set forth in paragraph (E)(2) or (E)(3) of Annex A would not be satisfied) if: (i) Parent or Purchaser shall have failed to perform in any material respect its covenants and obligations required to be performed by it under this Agreement or (ii) assuming that the date of such determination is the Closing Date, (A) any of the representations and warranties of Parent and Purchaser contained in Section 5.1 (Organization) or Section 5.3 (Corporate Authority Relative to this Agreement; No Violation) shall fail to be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as if made as of such date, or (B) any of the other representations and warranties of Parent and Purchaser contained in ARTICLE IV of this Agreement shall fail to be true and correct (without giving effect to any exception or qualification contained therein relating to materiality or a Parent Material Adverse Effect) as of the date of this Agreement and as of the Closing Date, as if made as of such date (except for those representations and warranties which address matters only as of an earlier date which shall have been true and correct as of such earlier date), except in the case of this clause (B), where the failure of such other representations and warranties to be true and correct, individually or in the aggregate, has not had, or would not be reasonably expected to have, a Parent Material Adverse Effect; and all relevant breaches, failures to perform or inaccuracies referred to in clauses (i) or (ii) of this Section 8.1(d) are not curable or are not cured within thirty (30) days following written notice from the Company to Parent describing each such breach or failure in reasonable detail (it being understood that the Company may not terminate this Agreement pursuant to this Section 8.1(d) if it shall have materially breached this Agreement or if such breach, failure to perform or inaccuracy by Parent is cured within such thirty (30)-day period);

(e)    by the Company, prior to the Acceptance Time, to enter into a Company Acquisition Agreement with respect to a Company Superior Proposal provided that (i) the Company has complied with its obligations contained in Section 6.3 and (ii) immediately prior to or concurrently with (and as a condition to) the termination of this Agreement, the Company pays to Parent the Termination Fee in the manner provided in Section 8.2;

(f)    by Parent (provided that Parent is not then in material breach of any representation, warranty, covenant or other agreement contained herein and such breach results in the failure of any of the Offer Conditions to be satisfied and the Acceptance Time shall not have occurred), (i) if any of the Company’s representations or warranties shall not be true and correct or if the Company shall have breached or failed to perform any of its agreements or obligations under this Agreement, in each case only if such condition or failure would result in a failure of a condition set forth in (E)(2) or (E)(3) of Annex A, and (ii) all relevant breaches, failures to perform or inaccuracies referred to in clause (i) of this Section 8.1(f) are not curable or are not cured within thirty (30) days following written notice from Parent to the Company describing each such breach or failure in reasonable detail (it being understood that Parent may not terminate this Agreement pursuant to this Section 8.1(f) if it shall have materially breached this Agreement or if such breach, failure to perform or inaccuracy by the Company is cured within such thirty (30)-day period); and

(g)    by Parent if, prior to the Acceptance Time, (i) a Company Adverse Recommendation Change shall have occurred or (ii) the Company shall have violated or breached its obligations under Section 6.3.

Section 8.2.    Effect of Termination.

(a)    In the event of termination of this Agreement pursuant to Section 8.1, this Agreement shall terminate and become void and of no effect (except that the Confidentiality Agreement and the provisions of this Section 8.2 and ARTICLE IX, shall survive any termination), and there shall be no other Liability on the part of the Company, on the one hand, or Parent or Purchaser, on the other hand, to the other except as provided in the Confidentiality Agreement, this Section 8.2 and ARTICLE IX, each of which shall remain in full force and effect and survive any termination of this Agreement. Nothing contained in this Section 8.2 shall relieve Parent, Purchaser or the Company from liability for fraud or a Willful and Material Breach of this Agreement.

(b)    (i) If Parent shall have terminated this Agreement pursuant to Section 8.1(g)(i), the Company shall pay or cause to be paid to Parent within two (2) business days of such termination a termination fee of $30,000,000 (the “Termination Fee”); (ii) if the Company terminates this Agreement pursuant to Section 8.1(e), it shall, concurrently with and as a condition to such termination, pay or cause to be paid the Termination Fee to Parent in immediately available funds; and (iii) if (A) this Agreement is terminated pursuant to Section 8.1(b), Section 8.1(f) or Section 8.1(g)(ii), (B) after the date of this Agreement and prior to the time of termination, a Company Takeover Proposal shall have been publicly announced or otherwise communicated to the Company Board of Directors, as applicable, and (C) within twelve (12) months after the date on which this Agreement shall have been so terminated, the Company enters into a definitive agreement with respect to a Company Takeover Proposal or a Company Takeover Proposal is consummated (for purposes of this Section 8.2(b), all references in the definition of Company Takeover Proposal to “fifteen percent (15%) or more” shall be deemed references to “more than fifty percent (50%)”), the Company shall pay or cause to be paid to Parent the Termination Fee upon the earlier of the execution of such definitive agreement or consummation of such Company Takeover Proposal.

(c)    All amounts due hereunder shall be payable by wire transfer in immediately available funds to such account as Parent may designate in writing to the Company. If the Company fails to promptly make any payment required under this Section 8.2 and Parent commences a suit to collect such payment, the Company shall indemnify Parent for its reasonable fees and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with such suit and shall pay interest on the amount of the payment at the prime rate in the Wall Street Journal in effect on the date the payment was payable pursuant to this Section 8.2. In no event shall the Company be required to pay the Termination Fee on more than one occasion.

ARTICLE IX

MISCELLANEOUS

Section 9.1.    No Survival. This ARTICLE IX and the agreements of the Company, Parent and the Purchasers contained in ARTICLE III and Section 6.4 (Employee Matters) and Section 6.8 (Indemnification and

Insurance) shall survive the consummation of the Mergers and the other Transactions contemplated by this Agreement. Except as set forth in Section 8.2 or this Section 9.1, none of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Mergers, except for covenants and agreements which contemplate performance or compliance after the Effective Time or otherwise expressly by their terms survive the Effective Time.

Section 9.2.    Expenses. Except as set forth in Section 8.2, whether or not the Offer and the Mergers are consummated, all costs and expenses incurred in connection with the Offer, the Mergers, this Agreement and the other Transactions shall be paid by the Party incurring or required to incur such expenses.

Section 9.3.    Counterparts; Effectiveness. This Agreement may be executed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered (by electronic delivery or otherwise) to the other Parties. Signatures to this Agreement transmitted by electronic mail in “portable document format” (“.pdf”) form or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

Section 9.4.    Governing Law. This Agreement, and all claims or causes of action (whether at Law, in contract or in tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof, shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

Section 9.5.    Jurisdiction; Specific Enforcement. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed (and, more specifically, that irreparable damage would likewise occur if any of the transactions contemplated by this Agreement were not consummated and the Company’s stockholders did not receive the aggregate consideration payable to them in accordance with the terms and subject to the conditions of this Agreement), or were threatened to be not performed, in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, in addition to any other remedy that may be available to it, including monetary damages, each of the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement (including the obligation of the Parties to consummate the transactions contemplated by this Agreement and the obligation of Parent and Purchaser to pay, and the Company’s stockholders’ right to receive, the aggregate consideration payable to them pursuant to the transactions contemplated by this Agreement, in each case in accordance with the terms and subject to the conditions of this Agreement) exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), in addition to any other rights and remedies to which such Party is entitled at law or in equity, except as may be limited by this Section 9.5. In the event that any action is brought in equity to enforce the provisions of this Agreement, no Party shall allege, and each Party hereby waives the defense or counterclaim, that there is an adequate remedy at law. The Parties further agree that no Party to this Agreement shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.5 and each Party irrevocably waives any objection to the imposition of such relief or any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. In addition, each of the Parties hereto irrevocably agrees that any legal suit, action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other Party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the Parties hereto hereby irrevocably submits with regard to any such suit, action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or the Transactions in any court other than the aforesaid courts. Each of the Parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any suit, action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above named courts, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by applicable Law, any claim that (A) the suit, action or proceeding in such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. To the fullest extent permitted by applicable Law, each of the Parties hereto hereby consents to the service of process in accordance with Section 9.7; provided, however, that nothing herein shall affect the right of any Party to serve legal process in any other manner permitted by Law.

Section 9.6.    WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 9.6.

Section 9.7.    Notices. All notices and other communications hereunder shall be in writing in one of the following formats and shall be deemed given (a) upon actual delivery if personally delivered to the Party to be notified; (b) when sent, when sent by email by the Party to be notified; provided, however, that notice given by email shall not be effective unless (i) such notice specifically states that it is being delivered pursuant to this Section 9.7 and either (ii) (A) a duplicate copy of such email notice is promptly given by one of the other methods described in this Section 9.7 or (B) the receiving Party delivers a written confirmation of receipt for such notice either by email (excluding “out of office” replies) or any other method described in this Section 9.7; or three (3) Business Days after deposit in the mail, if sent by registered or certified mail and (d) when delivered if sent by a courier (with confirmation of delivery); in each case to the Party to be notified at the following address:

To Parent, Purchaser or Merger Sub Two:

MACOM Technology Solutions Holdings, Inc.

100 Chelmsford Street

Lowell, Massachusetts 01851

Attn: Clay Simpson

Email:    clay.simpson@macom.com

Telephone:    (978) 656-2500

with copies to:

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, Massachusetts 02199

Attn:    Marko Zatylny

Telephone: (617) 951-7980

Email:    marko.zatylny@ropesgray.com

To the Company:

Applied Micro Circuits Corporation

4555 Great America Parkway, 6th Floor

Santa Clara, California 95054

Attn: L. William Caraccio

Email:    wcaraccio@apm.com

Telephone:    (408) 542-8632

with copies to:

Pillsbury Winthrop Shaw Pittman LLP

2550 Hanover Street

Palo Alto, CA 94304

Attn: Jorge del Calvo

Telephone: (650) 233-4537

Email: jorge@pillsburylaw.com

or to such other address as any Party shall specify by written notice so given . Any Party to this Agreement may notify any other Party of any changes to the address or any of the other details specified in this paragraph; provided, however, that such notification shall only be effective on the date specified in such notice or five (5) Business Days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

Section 9.8.    Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or delegated by any of the Parties hereto without the prior written consent of the other Parties; provided, however, that, prior to the commencement (as such term is defined for purposes of Rule 14d-2 promulgated under the Exchange Act) of the Offer, Parent may designate, by written notice to the Company, another wholly-owned direct or indirect Subsidiary to be Purchaser in lieu of either entity that is the Purchaser as of the date hereof, in which event all references herein to the Purchaser shall be deemed references to such other Subsidiary, except that all representations and warranties made herein with respect to the Purchaser as of the date of this Agreement shall be deemed representations and warranties made with respect to such other Subsidiary as of the date of such designation; provided, further, that any such assignment or designation shall not, and would not reasonably be expected to, impede or delay the consummation of any Transaction, prevent or impede the Offer and the Mergers, taken together or otherwise materially impede the rights of the stockholders of the Company under this Agreement. Subject to the first sentence of this Section 9.8, this Agreement shall be binding upon and shall inure to the benefit of the Parties hereto and their respective successors and assigns. Any purported assignment not permitted under this Section 9.8 shall be null and void.

Section 9.9.    Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction (a) shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement and (b) shall not, solely by virtue thereof, be invalid or unenforceable in any other jurisdiction. If any provision of this Agreement, or the application thereof to any person or any circumstance, is invalid or unenforceable, a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision.

Section 9.10.    Entire Agreement. This Agreement together with the exhibits hereto, schedules hereto (including the Disclosure Schedules) and the Confidentiality Agreements constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof, and except as provided by Section 9.13, this Agreement is not intended to grant standing to any person other than the Parties hereto.

Section 9.11.    Amendments; Waivers. At any time prior to the Acceptance Time, any provision of this Agreement may be amended or waived, but only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Parent and Purchaser or, in the case of a waiver, by the Party waiving such provision. At any time and from time to time prior to the Acceptance Time, either the Company, on the one hand, or Parent and Purchaser, on the other hand, may, to the extent permissible by applicable Law and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of Parent or Purchaser, in the case of an extension by the Company, or of the Company, in the case of an extension by Parent and Purchaser, as applicable, (b) waive any inaccuracies in the representations and warranties made to such Party contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or conditions for the benefit of any such Party contained herein. Notwithstanding the foregoing, no failure or delay by any Party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 9.12.    Headings. Headings of the Articles and Sections of this Agreement are for convenience of the Parties only and shall be given no substantive or interpretive effect whatsoever. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 9.13.    No Third-Party Beneficiaries. Except as provided in Section 6.8, nothing in this Agreement, expressed or implied, is intended to or shall confer upon any person other than Parent, Purchaser and the Company and their respective successors and permitted assigns any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, except that the Company shall have the right on behalf of its stockholders to pursue damages (including claims for damages based on loss of economic benefits of the transaction to Company’s stockholders) in the event of any fraud or Willful and Material Breach of this Agreement by Parent or Purchaser.

Section 9.14.    Interpretation. When a reference is made in this Agreement to an Article, Section or Annex, such reference shall be to an Article, Section or Annex of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, unless the context otherwise requires. The word “since” when used in this Agreement in reference to a date shall be deemed to be inclusive of such date. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. References in this Agreement to specific laws or to specific provisions of laws shall include all rules and regulations promulgated thereunder, and any statute defined or referred to herein or in any agreement or instrument referred to herein shall mean such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes. Each of the Parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of authorship of any of the provisions of this Agreement. Each Party has or may have set forth information in its respective Disclosure Schedule. The fact that any item of information is disclosed in a Disclosure Schedule to this Agreement shall not be construed to mean that such information is required to be disclosed by this Agreement.

Section 9.15.    Definitions.

(a)    General Definitions. References in this Agreement to “Subsidiaries” of any Party means any corporation, partnership, association, trust or other form of legal entity of which (i) more than fifty percent (50%) of the voting power of the outstanding voting securities are on the date hereof directly or indirectly owned by such Party or (ii) such Party or any Subsidiary of such Party is a general partner on the date hereof. References in this Agreement (except as specifically otherwise defined) to “Affiliates” means, as to any person, any other person which, directly or indirectly, controls, or is controlled by, or is under common control with, such person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise. References in this Agreement (except as specifically otherwise defined) to “person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a Governmental Entity, and any permitted successors and assigns of such person. As used in this Agreement, “knowledge” means (i) with respect to Parent and its Subsidiaries, the constructive or inquiry knowledge of the individuals listed in Section 9.15(a) of the Parent Disclosure Schedule and (ii) with respect to the Company and its Subsidiaries, the actual, present knowledge of the individuals listed on Section 9.15(a) of the Company Disclosure Schedule.

(b)    Certain Specified Definitions. As used in this Agreement:

(i)    “Antitrust Laws” means any antitrust, competition or trade regulation Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, including, but not limited to, the HSR Act.

(ii)    “Business Day” means any day other than a Saturday, Sunday or any other day on which commercial banks in New York, New York are closed.

(iii)    “Company Benefit Plan” means each “employee benefit plan” as defined in Section 3(3) of ERISA (whether or not subject to ERISA) and each other pension, retirement, supplemental retirement, profit-sharing, deferred compensation, stock option, change in control, retention, employment, independent contractor, equity or equity-based compensation, stock purchase, employee stock purchase or ownership, severance pay, vacation or paid time-off, bonus or other incentive, medical, executive medical or physical, retiree medical or welfare benefit, medical reimbursement or services, vision, dental, life insurance, welfare benefit, fringe benefit or other plan, agreement, arrangement, program, policy or Contract (including any related funding mechanism), in each case, whether oral or written, funded or unfunded, or insured or self-insured, that is sponsored, maintained or contributed to by the Company or any of its Subsidiaries, or in respect of which the Company or any of its Subsidiaries has any Liability.

(iv)    “Company Material Adverse Effect” means any event, occurrence, development or state of circumstances, change, fact or condition that (i) prevents, materially impedes or materially delays the consummation of the Offer to a date following the End Date or (ii) is materially adverse to the financial condition, assets, liabilities, business or results of operations of the Company and its subsidiaries, taken as a whole; provided, however, that none of the following shall constitute or be taken into account in determining whether there has been, is or would be a Company Material Adverse Effect: (A) any changes in global, national or regional economic conditions except to the extent that such changes have a disproportionate adverse impact on the Company and its Subsidiaries, taken as a whole, relative to other participants in the Company’s industry; (B) any changes in conditions generally affecting the semiconductor industry except to the extent such changes have a disproportionate adverse impact on the Company and its Subsidiaries, taken as a whole, relative to other participants in the Company’s industry; (C) any decline in the market price or trading volume of the shares of the Company Common Stock on Nasdaq (provided that the exception in this clause (C) shall not prevent or otherwise affect a determination that any change, effect or development underlying such decline has resulted in or contributed to a Company Material Adverse Effect); (D) any failure, in and of itself, by the Company or any of its Subsidiaries to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (provided that the exception in this clause (D) shall not prevent or otherwise affect a determination that any change, effect or development underlying such failure has resulted in or contributed to a Company Material Adverse Effect); (E) changes solely attributable to the public announcement of the Offer, the Mergers or any of the other Transactions contemplated by this Agreement, including the impact thereof on the relationships, contractual or otherwise, of the Company or any Company Subsidiary with its employees or with any other third party; (F) changes or proposed changes in GAAP or in Laws applicable to the Company or any Company Subsidiary or the enforcement or interpretation thereof; (G) any geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage, terrorism or military actions, or any escalation or worsening of any such hostilities, acts of war, sabotage, terrorism or military actions except to the extent such event or development has a disproportionate adverse impact on the Company and its Subsidiaries taken as a whole, relative to other participants in the Company’s industry; and (H) any change resulting from or arising out of a hurricane, earthquake, flood or similar other natural disaster except to the extent such event or development has a disproportionate adverse impact on the Company and its Subsidiaries, taken as a whole, relative to other participants in the Company’s industry.

(v)    “Company MSU” means a restricted stock unit granted under the Company Stock Plans with vesting and settlement subject, in whole or part, to achievement of specified performance criteria.

(vi)    “Company Option” means an option to acquire shares of Company Common Stock granted under the Company Stock Plans.

(vii)    “Company RSU” means a restricted stock unit granted under the Company Stock Plans, other than a Company MSU.

(viii)    “Company Stock Plans” means, collectively, the Company’s (i) 1992 Equity Incentive Plan, (ii) 2000 Equity Incentive Plan and (iii) 2011 Equity Incentive Plan.

(ix)    “Company Superior Proposal” means a bona fide Company Takeover Proposal that would result in any person becoming the beneficial owner, directly or indirectly, of more than 50% of the assets (on a consolidated basis) or more than 50% of the total voting power of the equity securities of the Company that the board of directors of the Company or any committee thereof has determined in its good faith judgment (after taking into account any revisions to the terms of the transaction contemplated by Section 6.3(e) of this Agreement) would, if consummated, result in a transaction more favorable to the Company’s stockholders from a financial point of view than the Offer and the Mergers.

(x)    “Company Takeover Proposal” means any inquiry, proposal or offer from any person (other than Parent and its Subsidiaries) relating to (A) a merger, consolidation, business combination, recapitalization, binding share exchange, liquidation, dissolution, joint venture or other similar transaction involving the Company or any of its Subsidiaries, (B) any acquisition of the beneficial ownership of or the right to acquire beneficial ownership, directly or indirectly, of fifteen percent (15%) or more of the outstanding Company Common Stock or securities of the Company representing more than fifteen percent (15%) of the voting power of the Company, (C) any acquisition (including the acquisition of stock in any Subsidiary of the Company) of assets or businesses of the Company or its Subsidiaries, including pursuant to a joint venture, representing fifteen percent (15%) or more of the consolidated assets, revenues or net income of the Company and its Subsidiaries, or (D) any tender offer or exchange offer or any other similar transaction or series of transactions that if consummated would result in any person directly or indirectly acquiring beneficial ownership or the right to acquire beneficial ownership of fifteen percent (15%) or more of the outstanding Company Common Stock or securities of the Company representing more than fifteen percent (15%) of the voting power of the Company.

(xi)    “Company Technology” means any and all Technology used or proposed to be used in connection with the business of the Company.

(xii)    “Contract” means any contract, note, bond, mortgage, indenture, deed of trust, license, lease, agreement, arrangement, commitment or other instrument or obligation that is legally binding and not terminable on 90 days’ or fewer notice.

(xiii)    “Environmental Law” means any applicable Law relating to the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), human health (as it relates to exposure to Hazardous Materials), or any exposure to or release of, or the management of (including the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production or disposal of any Hazardous Materials), in each case as in effect as of the date of this Agreement.

(xiv)    “ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations thereunder.

(xv)    “ERISA Affiliate” means any person (whether incorporated or unincorporated) that together with the Company or any of its Subsidiaries would be considered a “single employer” within the meaning of Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA.

(xvi)    “ESPP” means the Company’s 2012 Employee Stock Purchase Plan, as amended.

(xvii)    “Governmental Entity” means any federal, state, local or foreign government, any political subdivision thereof, any transnational governmental organization or any court of competent jurisdiction, arbitral, administrative or regulatory agency or commission, arbitrator or mediator, or other governmental authority or instrumentality, domestic or foreign.

(xviii)    “Hazardous Materials” means all substances defined as Hazardous Substances, Oils, Pollutants or Contaminants in the National Oil and Hazardous Substances Pollution Contingency Plan, 40 C.F.R. § 300.5, or defined as such by, or regulated as hazardous under, any Environmental Law, petroleum or natural gas hydrocarbons or any liquid or fraction thereof, asbestos or asbestos-containing material, polychlorinated biphenyls, lead paint, any hazardous waste and any toxic, radioactive, infectious or hazardous substance, material or agent.

(xix)    “Indebtedness” means, with respect to any person, without duplication, as of the date of determination, (A) all obligations of such person for borrowed money, including accrued and unpaid interest, and any prepayment fees or penalties, (B) all obligations of such person evidenced by bonds, debentures, notes or similar instruments, (C) all obligations of such person issued or assumed as the deferred purchase price of property (including any potential future earn-out, purchase price adjustment, release of “holdback” or similar payment, but excluding obligations of such person incurred in the ordinary course of business consistent with past practice), (D) all lease obligations of such person capitalized on the books and records of such person, (E) all Indebtedness of others secured by a Lien on property or assets owned or acquired by such person, whether or not the Indebtedness secured thereby have been assumed, (F) all obligations of such person under interest rate, currency or commodity derivatives or hedging transactions or similar arrangement (valued at the termination value thereof), (G) all letters of credit or performance bonds issued for the account of such person, to the extent drawn upon, and (H) all guarantees and keepwell arrangements of such person of any Indebtedness of any other person other than a wholly owned subsidiary of such person.

(xx)    “Indemnitees” means any current or former director or officer of the Company.

(xxi)    “Intellectual Property Rights” means all proprietary rights of every kind and nature however denominated, throughout the world, including: (A) patents and patent applications (and any patents that issue as a result of those patent applications), including applications and issuances from a Governmental Entity for utility models, and any renewals, reissues, reexaminations, extensions, continuations, continuations-in-part, divisions and substitutions relating to any of the patents and patent applications, as well as all related foreign patent and patent applications that are counterparts to such patents and patent applications (collectively, “Patents”), (B) trademarks, service marks, trade names, trade dress, brand identifiers, brands, logos and trade names, whether registered or unregistered, and the goodwill associated therewith, together with any registrations and applications (including intent to use applications) for registration thereof (collectively, “Trademarks”), (C) copyrights and rights under copyrights, whether registered or unregistered, including moral rights and industrial designs, and any registrations and applications for registration thereof (collectively, “Copyrights”), (D) mask work rights and registrations and applications for registration thereof, (E) trade secrets (including any business plans, designs, database rights, technical data, customer data, financial information, pricing and cost information, bills of material, methods, processes, techniques, formulae, algorithms, technical data, specifications, research and development information, or technology, in each case, to the extent qualifying as a trade secret under applicable Law) (collectively, “Trade Secrets”), (F) rights of privacy and publicity, and moral rights, (G) URL and domain name registrations (collectively, “Domain Names”), (H) other proprietary rights in Technology and intellectual property rights now known or hereafter recognized, and (I) all actions and rights to sue at law or in equity for any past or future infringement or other impairment of any of the foregoing, including the right to receive all proceeds and damages therefrom, and all rights to obtain renewals, continuations, divisions, or other extensions of legal protections pertaining thereto.

(xxii)    “Key Employee” means the persons set forth on Section 9.15(b)(xxii) to the Company Disclosure Schedules.

(xxiii)    “Liability” means any and all debts, liabilities and obligations, whether fixed, contingent or absolute, matured or unmatured, accrued or not accrued, determined or determinable, secured or unsecured, disputed or undisputed, subordinated or unsubordinated, or otherwise.

(xxiv)    “Order” means any formal charge, order, writ, injunction, judgment, decree, ruling, determination, directive, award or settlement, whether civil, criminal or administrative.

(xxv)    “Other Company Award” an award other than Company Options and Company RSUs granted under the Company Stock Plans, including without limitation any performance milestone-based award, whether or not payable in Company Common Stock.

(xxvi)    “Parent Material Adverse Effect” means any event, occurrence, development or state of circumstances, change, fact or condition that (i) prevents, materially impedes or materially delays the consummation of the Offer to a date following the End Date or (ii) is materially adverse to the financial condition, assets, liabilities, business or results of operations of Parent and its Subsidiaries, taken as a whole; provided, however, that none of the following shall constitute or be taken into account in determining whether there has been, is or would be a Parent Material Adverse Effect: (A) any changes in global, national or regional economic conditions except to the extent such changes have a disproportionate adverse impact on Parent and its Subsidiaries, taken as a whole, relative to other participants in Parent’s industry; (B) any changes in conditions generally affecting the semiconductor industry, except in the event that such changes have a disproportionate adverse impact on Parent and its Subsidiaries, taken as a whole, relative to other participants in Parent’s industry; (C) any decline in the market price or trading volume of the shares of the Parent Common Stock on Nasdaq (provided that the exception in this clause (C) shall not prevent or otherwise affect a determination that any change, effect or development underlying such decline has resulted in or contributed to a Parent Material Adverse Effect); (D) any failure, in and of itself, by Parent or any of its Subsidiaries to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (provided that the exception in this clause (D) shall not prevent or otherwise affect a determination that any change, effect or development underlying such failure has resulted in or contributed to a Parent Material Adverse Effect); (E) changes solely attributable to the public announcement of the Offer, the Mergers or any of the other Transactions, including the impact thereof on the relationships, contractual or otherwise, of Parent or any Parent Subsidiary with its employees or with any other third party; (F) changes or proposed changes in GAAP or in Laws applicable to Parent or any Parent Subsidiary or the enforcement or interpretation thereof; (G) any geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage, terrorism or military actions, or any escalation or worsening of any such hostilities, acts of war, sabotage, terrorism or military actions except to the extent such event or development has a disproportionate adverse impact on Parent and its Subsidiaries, taken as a whole, relative to other participants in Parent’s industry; and (H) any change resulting from or arising out of a hurricane, earthquake, flood or similar other natural disaster except to the extent such event or development has a disproportionate adverse impact on Parent and its Subsidiaries, taken as a whole, relative to other participants in Parent’s industry.

(xxvii)    “Parent Stock Plans” means, collectively, Parent’s (i) 2009 Omnibus Stock Plan, (ii) 2012 Omnibus Incentive Plan, and (iii) 2012 Employee Stock Purchase Plan, in each case, as amended, and any applicable award agreements thereunder.

(xxviii)    “Parent Trading Price” means the volume weighted average price per share (calculated to the nearest one-hundredth of one cent) of Parent Common Stock on Nasdaq, for the consecutive period of ten (10) trading days beginning on the thirteenth (13th) trading day immediately preceding the Closing Date and concluding at the close of trading on the third (3rd) trading day immediately preceding the Closing Date, as calculated by Bloomberg Financial LP under the function “VWAP.”

(xxix)    “Permitted Lien” means (A) any Lien for Taxes not yet due or delinquent or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in the applicable financial statements in accordance with GAAP, (B) vendors’, mechanics’, materialmen’s, carriers’, workers’, landlords’, repairmen’s, warehousemen’s, construction and other similar Liens arising or incurred in the ordinary and usual course of business and consistent with past practice or with respect to Liabilities that are not yet due and payable or, if due, are not delinquent or are being contested in good faith by appropriate proceedings and for which adequate reserves (based on good faith estimates of management) have been set aside for the payment thereof, (C) Liens imposed or promulgated by applicable Law or any Governmental Entity with respect to real property, including zoning, building or similar restrictions, (D) pledges or deposits in connection with workers’ compensation, unemployment insurance, and other social security legislation, (E) Liens imposed by securities Laws or (F) Liens relating to intercompany borrowings among a person and its wholly owned subsidiaries, (G) defects, irregularities or imperfections of title which do not materially interfere with, or materially impair the use of, the property or assets subject thereto or (H) Liens that constitute non-exclusive licenses to Intellectual Property Rights granted in the ordinary course of business (excluding compulsory licenses (whether compelled by Contract or Law) and licenses to, or compelled by, the policies of standards bodies).

(xxx)    “Prohibited Country” means any country or geographic region subject to comprehensive economic sanctions administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or the European Union, which currently includes: Cuba, Iran, North Korea, Sudan, Syria, and the Crimea region of Ukraine.

(xxxi)    “Prohibited Person” means any individual or entity included on one or more of the following: the list of sanctioned entities maintained by the United Nations; the Specially Designated Nationals and Blocked Persons List, the Foreign Sanctions Evaders List and the Sectoral Sanctions Identifications List, all administered by OFAC; the U.S. Denied Persons List, the U.S. Entity List, and the U.S. Unverified List, all administered by the U.S. Department of Commerce; the consolidated list of Persons, Groups and Entities Subject to E.U. Financial Sanctions, as implemented by the E.U. Common Foreign & Security Policy; and similar lists of restricted parties maintained by other governmental entities. Any individual or entity owned by—or acting on behalf of—an individual or entity included on one of the foregoing lists also is a “Prohibited Person.”

(xxxii)    “Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment (including ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Materials through or in the air, soil, surface water, groundwater or property.

(xxxiii)    “Significant Subsidiary” has the meaning set forth in Rule 1.02(w) of Regulation S-X under the Exchange Act.

(xxxiv)    “Tax” or “Taxes” means any and all federal, state, local or foreign taxes, imposts, levies, duties, fees or other assessments, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, unclaimed property, escheat, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, and other charges of any kind whatsoever, including any and all interest, penalties, additions to tax or additional amounts imposed by any Governmental Entity with respect thereto.

(xxxv)    “Tax Return” means any return, report, information return, claim for refund, election, estimated tax filing or declaration or similar filing (including any attached schedules, supplements and additional or supporting material) filed or required to be filed with respect to Taxes, including any amendments thereof.

(xxxvi)    “Taxing Authority” means, with respect to any Tax, the Governmental Entity that imposes such Tax, and the agency (if any) charged with the collection, assessment or administration of such Tax.

(xxxvii)    “Technology” means all inventions, works, discoveries, innovations, know-how, information (including ideas, research and development, formulas, algorithms, compositions, processes and techniques, data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, business and marketing plans and proposals, graphics, illustrations, artwork, documentation, and manuals), databases, computer software, firmware, computer hardware, integrated circuits and integrated circuit masks, electronic, electrical, and mechanical equipment, and all other forms of technology, including improvements, modifications, works in process, derivatives, or changes, whether tangible or intangible, embodied in any form, whether or not protectable or protected by patent, copyright, mask work right, trade secret law, or otherwise, and all documents and other materials recording any of the foregoing.

(xxxviii)    “Willful and Material Breach” means a material breach that is a consequence of an act undertaken by the breaching party with the actual knowledge that the taking of such act would, or would be reasonably expected to, cause a breach of this Agreement.

Index of Defined Terms

Section
.pdf	9.3
Acceptable Confidentiality Agreement	6.3(c)
Acceptance Time	1.1(d)
Affiliates	9.15(a)
Agreement	Preamble
Anti-Corruption Laws	4.7(c)
Antitrust Laws	9.15(b)(i)
Appraisal Provisions	3.1(c)
Book-Entry Shares	3.1(a)(i)
Business Day	9.15(b)(ii)
Bylaws	2.5(a)
Cancelled Shares	3.1(a)(ii)
Cash Consideration	1.1(a)
Certificate	3.1(a)(i)
Certificates of Merger	2.3
Charter	2.5(a)
Closing	2.2
Closing Date	2.2
Code	Recitals
Collective Bargaining Agreement	4.14(a)
Company	Preamble
Company 401(k) Plan	6.4(c)
Company Acquisition Agreement	6.3(e)
Company Adverse Recommendation Change	6.3(e)
Company Approvals	4.3(c)
Company Benefit Plan	9.15(b)(iii)
Company Board of Directors	Recitals
Company Common Stock	Recitals
Company Disclosure Schedule	ARTICLE IV
Company Employees	6.4(a)
Company Financial Statements	4.4(b)
Company Information Systems	4.15(e)
Company Leased Real Property	4.16
Company Material Adverse	9.15(b)(iv)
Company Material Contracts	4.19
Company MSU	9.15(b)(v)
Company Option	9.15(b)(vi)
Company Organizational Documents	4.1(b)
Company Permits	4.7(b)
Company Preferred Stock	4.2(a)
Company Process Technology	4.20
Company Real Property Leases	4.16
Company Recommendation	Recitals
Company RSU	9.15(b)(vii)
Company SEC Documents	4.4(a)
Company Stock Plans	9.15(b)(viii)
Company Superior Proposal	9.15(b)(ix)
Company Takeover Proposal	9.15(b)(x)
Company Technology	9.15(b)(xi)

Section
Confidentiality Agreement	6.2(c)
Contract	9.15(b)(xii)
Control	9.15(a)
controlled by	9.15(a)
Copyrights	9.15(b)(xxi)
D&O Insurance	6.8(b)
Delaware Secretary	2.3
Delisting Period	6.12(b)
DGCL	Recitals
Disclosure Schedules	ARTICLE V
Dissenting Shares	3.1(c)
Dissenting Stockholder	3.1(b)
Domain Names	9.15(b)(xxi)
EAR	4.20
EDGAR	ARTICLE IV
Effective Time	2.3
End Date	8.1(b)
Enforceability Exceptions	4.3(b)
Environmental Law	9.15(b)(xiii)
ERISA	9.15(b)(xiv)
ERISA Affiliate	9.15(b)(xv)
ESPP	9.15(b)(xvi)
Exchange Act	1.1(a)
Exchange Agent	3.2(a)
Exchange Agent Agreement	3.2(a)
Exchange Fund	3.2(b)
Exchanged Amounts	3.2(c)
Expiration Date	1.1(c)(i)
Certificate of Merger	2.3
Mergers	Recitals
Surviving Company	2.1
Fractional Share Cash Amount	3.1(e)
GAAP	4.4(b)
Governmental Entity	9.15(b)(xvii)
Hazardous Materials	9.15(b)(xviii)
HSR Act	4.3(c)
Indebtedness	9.15(b)(xix)
Indemnitees	9.15(b)(xx)
Intellectual Property Rights	9.15(b)(xxi)
IRS	4.9(a)
knowledge	9.15(a)
Law	4.7(a)
Laws	4.7(a)
Letter of Transmittal	3.2(c)
Liability	9.15(b)(xxiii)
Lien	4.3(d)
Mergers	Recitals
Minimum Condition	Annex A
Nasdaq	1.1(c)(ii)
OFAC	9.15(b)(xxx)
Offer	Recitals

Section
Offer Conditions	1.1(a)
Offer Documents	1.2(a)(i)
Offer Prospectus	1.2(b)
Option Consideration	Section 3.3(a)
Order	9.15(b)(xxiv)
Organizational Documents	4.1(b)
Parent	Preamble
Parent 401(k) Plan	6.4(c)
Parent Approvals	5.3(b)
Parent Board of Directors	Recitals
Parent Common Stock	5.2
Parent Disclosure Schedule	ARTICLE V
Parent Excess Shares	3.2(g)
Parent Financial Statements	5.4(b)
Parent Material Adverse Effect	9.15(b)(xxvi)
Parent Organizational Documents	5.1(b)
Parent Preferred Stock	5.2
Parent SEC Documents	5.4(a)
Parent Stock Plans	9.15(b)(xxvii)
Parent Trading Price	9.15(b)(xxviii)
Patents	9.15(b)(xxi)
Permitted Lien	9.15(b)(xxix)
person	9.15(a)
Post-Closing Plans	6.4(b)
Prohibited Country	9.15(b)(xxx)
Prohibited Person	9.15(b)(xxxi)
Purchaser	Preamble
Purchaser Common Stock	3.1(a)(iii)
Registration Statement	1.2(b)
Release	9.15(b)(xxxii)
Representatives	6.3(a)
Rollover Options	Section 3.3(b)
Rollover RSU	3.3(d)
Sarbanes-Oxley Act	4.4(a)
Schedule 14D-9	1.3(b)
Schedule TO	1.2(a)(i)
Scheduled Intellectual Property Rights	4.15(a)
SEC	1.1(c)(ii)
Second Request	6.5(c)
Securities Act	1.2(b)
Significant Subsidiary	9.15(b)(xxxiii)
Stock Consideration	1.1(a)
Stockholder Litigation	6.11
Subsidiaries	9.15(a)
Support Agreement	Recitals
Surviving Company	2.1
Takeover Laws	4.23
Tax	9.15(b)(xxxiv)
Taxes	9.15(b)(xxxiv)
Tax Return	9.15(b)(xxxv)
Taxing Authority	9.15(b)(xxxvi)

Section
Technology	9.15(b)(xxxvii)
Termination Fee	8.2(b)
Trade Secrets	9.15(b)(xxi)
Trademarks	9.15(b)(xxi)
Transaction Consideration	1.1(a)
Transactions	Recitals
under common control with	9.15(a)
Unvested Company RSU	Section 3.3(d)
Vested Company RSU	Section 3.3(c)
Vested In-the-Money Company Options	Section 3.3(a)
Willful and Material Breach	9.15(b)(xxxviii)

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

APPLIED MICRO CIRCUITS CORPORATION

By:	/s/ Paramesh Gopi
Name:	Paramesh Gopi
Title:	Chief Executive Officer

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

MACOM TECHNOLOGY SOLUTIONS HOLDINGS, INC.

By:	/s/ John R. Croteau
Name:	John R. Croteau
Title:	President and Chief Executive Officer

MONTANA MERGER SUB I, INC.

By:	/s/ John R. Croteau
Name:	John R. Croteau
Title:	President and Chief Executive Officer

MONTANA MERGER SUB II, LLC

By:	/s/ John R. Croteau
Name:	John R. Croteau
Title:	President and Chief Executive Officer

ANNEX A

Offer Conditions

Notwithstanding any other term of the Offer, but subject to the terms and conditions of this Agreement, Purchaser shall not be required to, and Parent shall not be required to cause Purchaser to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered shares of Company Common Stock promptly after termination or withdrawal of the Offer), pay for any shares of Company Common Stock validly tendered pursuant to the Offer (and not properly withdrawn prior to the Expiration Date and theretofore accepted for payment or paid for) in the event that, at the Expiration Date:

(A) any waiting period (and extensions thereof) applicable to the Offer and the Mergers under the HSR Act shall not have expired or been terminated;

(B) there shall not have been validly tendered and not withdrawn in accordance with the terms of the Offer a number of shares of Company Common Stock (other than shares of Company Common Stock tendered by guaranteed delivery that have not yet been “received,” as such term is defined in Section 251(h) of the DGCL, by the depositary for the Offer) that, together with the shares of Company Common Stock (if any) then owned by Parent, Purchaser and Parent’s other Subsidiaries, represents at least a majority of all then outstanding shares of Company Common Stock (the “Minimum Condition”);

(C) the Registration Statement shall not have been declared effective by the SEC under the Securities Act or a stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC or proceedings for that purpose shall have been initiated or threatened by the SEC (provided that Parent shall not be entitled to invoke this condition if it has not complied in all material respects with Section 1.2);

(D) the shares of Parent Common Stock to be issued in the Offer and the Mergers shall not have been approved for listing on Nasdaq, subject to official notice of issuance (provided that Parent shall not be entitled to invoke this condition if it has not complied in all material respects with Section 6.12(a)); or

(E) any of the following shall have occurred and continue to exist as of the Expiration Date:

(1) an injunction by any court or other tribunal of competent jurisdiction shall have been entered and shall continue to be in effect, or a Law shall have been adopted or be effective, in each case that prohibits or makes illegal the consummation of the Offer or the Mergers;

(2) any of (i) the representations and warranties of the Company contained in Section 4.1(a) (Organization), Section 4.3(a) and Section 4.3(b) (Corporate Authority Relative to this Agreement; No Violation), and Section 4.22 (Finders or Brokers) shall not be true and correct in all material respects as of the date of this Agreement and as of the Expiration Date as if made as of such date, (ii)    the representations and warranties of the Company contained in Section 4.2(a) (Capital Stock and Indebtedness) shall not be true and correct other than in de minimis respects as of the date of this Agreement and as of the Expiration Date, as if made as of such date (except for those representations and warranties which address matters only as of an earlier date which shall have been true and correct as of such earlier date), and (iii) the other representations and warranties of the Company contained in ARTICLE IV of this Agreement shall not be true and correct (without giving effect to any exception or qualification contained therein relating to materiality or a Company Material Adverse Effect) as of the date of this Agreement and as of the Expiration Date, as if made as of such date (except for those representations and warranties which address matters only as of an earlier date which shall have been true and correct as of such earlier date), except in the case of this clause (iii), where the failure of such other representations and warranties to be true and correct, individually or in the aggregate, has not had, or would not be reasonably expected to have, a Company Material Adverse Effect.

(3) the Company shall have failed to perform and comply in all material respects its covenants required by the Agreement required to be performed by it at or prior to the Expiration Date;

(4) the Company shall have failed to deliver to Parent a certificate, dated the Expiration Date and signed by its Chief Executive Officer, certifying to the effect that the conditions set forth in paragraphs (E)(2) and (E)(3) of this Annex A have been satisfied;

(5) (i) Parent shall not have received an opinion of Ropes & Gray LLP, counsel to Parent, in form and substance reasonably satisfactory to Parent, dated as of the date of the expiration of the Offer, to the effect that, on the basis of certain facts, representations and assumptions described or referred to in such opinion, the Offer and the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and (ii) the Company shall not have received an opinion of Pillsbury Winthrop Shaw Pittman LLP, counsel to the Company, in form and substance reasonably satisfactory to the Company, dated as of the date of the expiration of the Offer, to the effect that, on the basis of certain facts, representations and assumptions described or referred to in such opinion, the Offer and the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code; or

(6) the Agreement shall have been terminated in accordance with its terms.

EXHIBIT A

LIMITED LIABILITY COMPANY AGREEMENT

OF

[                    ]

This LIMITED LIABILITY COMPANY AGREEMENT (this “Agreement”) of [                    ] (the “Company”) is entered into as of November [    ], 2016, by MACOM Technology Solutions Holdings, Inc., a Delaware corporation and the sole member of the Company (the “Member”).

The Member, in order to form a limited liability company pursuant to and in accordance with the Delaware Limited Liability Company Act, as amended from time to time (6 Del.C. §18-101, et seq.) (the “Act”), hereby agrees as follows:

1.	Name and Address. The name of the limited liability company is [ ]. The principal office of the Company shall be at any location as approved by Board of Managers (as defined below).

2.	Purpose. The purpose of the Company is, directly or indirectly, through subsidiaries or affiliates, to engage in any lawful act or activity for which limited liability companies may be formed under the Act and to engage in any and all activities necessary, advisable or incidental to the foregoing.

3.	Registered Office. The address of the registered office of the Company in the State of Delaware is c/o Corporation Service Company, 2711 Centerville Road, Suite 400, City of Wilmington, County of New Castle, Delaware 19808.

4.	Registered Agent. The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware is Corporation Service Company, 2711 Centerville Road, Suite 400, City of Wilmington, County of New Castle, Delaware 19808.

5.	Certificate. [ ] is hereby designated as an “authorized person” within the meaning of the Act to execute, deliver and file the certificate of formation of the Company (the “Certificate”). Upon the filing of the Certificate, his powers as an “authorized person” cease, and the Member thereupon becomes the designated “authorized person” and shall continue as the designated “authorized person” within the meaning of the Act. The Member shall execute, deliver and file any amendments or restatements of the Certificate or any certificate of cancellation of the Certificate.

6.	Member. The name and the mailing address of the Member is as follows:

[                    ]

[                    ]

7.	Powers. The Company shall have the power and authority to do any and all acts necessary or convenient to or in furtherance of the purposes described in Section 2 hereof, including all power and authority, statutory or otherwise, possessed by, or which may be conferred upon, limited liability companies under the laws of the State of Delaware. Notwithstanding any other provision of this Agreement, the Member is authorized to execute and deliver any document on behalf of the Company.

8.	Management.

(a)	Board of Managers. The Company will be managed by a Board of Managers (the “Board,” and each member of the Board, a “Manager”). The Board shall initially consist of one (1) Manager and thereafter such number as fixed by the Board from time to time. Each Manager shall serve until a successor is appointed in accordance with the terms hereof or his or her earlier resignation, death or removal. A Manager may resign at any time by delivering written notice to the Company. Such resignation shall be effective upon receipt by the Company unless it is specified to be effective as of some other time or the happening of some other event. The initial Board of Managers shall consist of the following person:

[            ]

(b)	Powers. The business and affairs of the Company will be managed by the Board. The Board has the power to do any and all acts necessary or convenient to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise, possessed by managers of a limited liability company under the laws of the State of Delaware. The Board is hereby authorized, empowered and directed in the name and on behalf of the Company to approve, execute and deliver any and all agreements, certificates or any other documents on behalf of the Company. The Company may have such officers as appointed by the Board from time to time.

(c)	Vacancies. A vacancy on the Board because of resignation, death or removal of a Manager or an increase in the number of Managers may be filled by the remaining members of the Board.

9.	Officers.

(a)	General. The officers of the Company will be appointed by the Board and will be a Chief Executive Officer, President, Chief Financial Officer, a Treasurer and a Secretary. The Board, in its discretion, also may appoint one (1) or more Vice Presidents, Assistant Secretaries, Assistant Treasurers and other officers. Any number of offices may be held by the same person, unless otherwise prohibited by applicable law, the Certificate of Formation of the Company or this Agreement. The officers of the Company need not be members of the Company or Managers. The initial officers of the Company shall be as follows:

Name	Office
[ ]	[ ]

(b)	Election. The officers of the Company will hold their offices for such terms and will exercise such powers and perform such duties as will be determined from time to time by the Board; and each officer of the Company will hold office until such officer’s successor is elected and qualified, or until such officer’s earlier death, resignation or removal. Any officer appointed by the Board may be removed at any time by the Board. Any vacancy occurring in any office of the Company will be filled by the Board. The salaries of all officers of the Company will be fixed by the Board.

(c)	Chief Executive Officer. The Chief Executive Officer will, subject to the control of the Board, have general supervision of the business of the Company and will see that all orders and resolutions of the Board are carried into effect. The Chief Executive Officer will execute all bonds, mortgages, contracts and other instruments of the Company requiring a seal, under the seal of the Company, except where required or permitted by applicable law to be otherwise signed and executed and except that the other officers of the Company may sign and execute documents when so authorized by this Agreement, the Board or the Chief Executive Officer. The Chief Executive Officer will preside at all meetings of the members of the Company and, if the Chief Executive Officer is also a manager, the Board. The Chief Executive Officer will also perform such other duties and may exercise such other powers as may from time to time be assigned to such officer by these Bylaws or by the Board.

(d)	Vice Presidents. At the request of the Chief Executive Officer or, in the Chief Executive Officer’s absence or in the event of the Chief Executive Officer’s inability or refusal to act, the Vice President, or the Vice Presidents if there are more than one (in the order designated by the Board), will perform the duties of the Chief Executive Officer, and when so acting, will have all the powers of and be subject to all the restrictions upon the Chief Executive Officer. Each Vice President will perform such other duties and have such other powers as the Board from time to time may prescribe. If there be no Vice President, the Board will designate the officer of the Company who, in the absence of the Chief Executive Officer or in the event of the inability or refusal of the Chief Executive Officer to act, will perform the duties of the Chief Executive Officer, and when so acting, will have all the powers of and be subject to all the restrictions upon the Chief Executive Officer.

(e)	Secretary. The Secretary will attend all meetings of the Board and all meetings of the members and record all the proceedings thereat in a book or books to be kept for that purpose; the Secretary will also perform like duties for committees of the Board when required. The Secretary will give, or cause to be given, notice of all meetings of the members and special meetings of the Board, and will perform such other duties as may be prescribed by the Board or the Chief Executive Officer. If the Secretary will be unable or will refuse to cause to be given notice of all meetings of the members and special meetings of the Board, and if there be no Assistant Secretary, then either the Board or the Chief Executive Officer may appoint another officer to cause such notice to be given. The Secretary will have custody of the seal of the Company and the Secretary or any Assistant Secretary, if there be one, will have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by the signature of the Secretary or by the signature of any such Assistant Secretary. The Board may give general authority to any other officer to affix the seal of the Company and to attest to the affixing by such officer’s signature. The Secretary will see that all books, reports, statements, certificates and other documents and records required by applicable law to be kept or filed are properly kept or filed, as the case may be.

(f)	Chief Financial Officer. The Chief Financial Officer will have the custody of the corporate funds and securities and will keep full and accurate accounts of receipts and disbursements in books belonging to the Company and will deposit all moneys and other valuable effects in the name and to the credit of the Company in such depositories as may be designated by the Board. The Chief Financial Officer will disburse the funds of the Company as may be ordered by the Board, taking proper vouchers for such disbursements, will render to the Chief Executive Officer and the Board, at its regular meetings, or when the Board so requires, an account of all transactions as Chief Financial Officer and of the financial condition of the Company, and will perform such other duties as may be prescribed by the Board or the Chief Executive Officer. If required by the Board, the Chief Financial Officer will give the Company a bond in such sum and with such surety or sureties as will be satisfactory to the Board for the faithful performance of the duties of the office of the Chief Financial Officer and for the restoration to the Company, in case of the Chief Financial Officer’s death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in the Chief Financial Officer’s possession or under the Chief Financial Officer’s control belonging to the Company.

(g)	Treasurer. The Treasurer, if there be any, will perform such duties and have such powers as from time to time may be assigned to such person by the Board, the Chief Executive Officer, any Vice President, if there be one, or the Chief Financial Officer, and in the absence of the Chief Financial Officer or in the event of the Chief Financial Officer’s inability or refusal to act, will perform the duties of the Chief Financial Officer, and when so acting, will have all the powers of and be subject to all the restrictions upon the Chief Financial Officer. If required by the Board, a Treasurer will give the Company a bond in such sum and with such surety or sureties as will be satisfactory to the Board for the faithful performance of the duties of the office of Treasurer and for the restoration to the Company, in case of the Treasurer’s death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in the Treasurer’s possession or under the Treasurer’s control belonging to the Company.

(h)	Assistant Secretaries. Assistant Secretaries, if there be any, will perform such duties and have such powers as from time to time may be assigned to them by the Board, the Chief Executive Officer, any Vice President, if there be one, or the Secretary, and in the absence of the Secretary or in the event of the Secretary’s inability or refusal to act, will perform the duties of the Secretary, and when so acting, will have all the powers of and be subject to all the restrictions upon the Secretary.

(i)	Assistant Treasurers. Assistant Treasurers, if there be any, will perform such duties and have such powers as from time to time may be assigned to them by the Board, the Chief Executive Officer, the Chief Financial Officer, any Vice President, if there be one, or the Treasurer, and in the absence of the Treasurer or in the event of the Treasurer’s inability or refusal to act, will perform the duties of the Treasurer, and when so acting, will have all the powers of and be subject to all the restrictions upon the Treasurer.

(j)	Other Officers. Such other officers as the Board may appoint will perform such duties and have such powers as from time to time may be assigned to them by the Board. The Board may delegate to any other officer of the Company the power to appoint such other officers and to prescribe their respective duties and powers.

10.	Exculpation. No Member, Manager or officer of the Company shall be liable to the Company or to any Member for any action (or omission to act) taken with respect to the Company so long as such Member, Manager or officer: (a) acted in good faith and in a manner he or she reasonably believed to be in the best interests of the Company; and (b) was neither grossly negligent nor engaged in willful malfeasance.

11.	Indemnification.

(a)	The Company shall, to the maximum extent and in the manner permitted by the Act, indemnify each of its managers and officers against expenses (including attorneys’ fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the Company. For purposes of this Section 11(a), a “manager” or “officer” of the Company includes any person (a) who is or was a manager or officer of the Company, (b) who is or was serving at the request of the Company as a manager or officer of another corporation, partnership, joint venture, trust or other enterprise, or (c) who was a manager or officer of a corporation which was a predecessor corporation of the Company or of another enterprise at the request of such predecessor corporation.

(b)	The Company shall have the power, to the maximum extent and in the manner permitted by the Act, to indemnify each of its employees and agents (other than managers and officers) against expenses (including attorneys’ fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the Company. For purposes of this Section 11(b), an “employee” or “agent” of the Company (other than a manager or officer) includes any person (a) who is or was an employee or agent of the Company, (b) who is or was serving at the request of the Company as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or (c) who was an employee or agent of a corporation which was a predecessor corporation of the Company or of another enterprise at the request of such predecessor corporation.

(c)	The Company may purchase and maintain insurance on behalf of any person who is or was a manager, officer, employee or agent of the Company, or is or was serving at the request of the Company as a manager, director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Company would have the power to indemnify him or her against such liability under the provisions of the Act.

(d)	Expenses incurred in defending any action or proceeding for which indemnification is required pursuant to Section 11(a) or for which indemnification is permitted pursuant to Section 11(b) following authorization thereof by the Board of Managers shall be paid by the Company in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of the indemnified party to repay such amount if it shall ultimately be determined that the indemnified party is not entitled to be indemnified as authorized in this Section 11.

(e)	The indemnification provided by this Section 11 shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any agreement, vote of members or disinterested managers or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office, to the extent that such additional rights to indemnification are authorized in the Certificate of Formation of the Company.

(f)	No indemnification or advance shall be made under this Section 11, except where such indemnification or advance is mandated by law or the order, judgment or decree of any court of competent jurisdiction, in any circumstance where it appears:

i.    That it would be inconsistent with a provision of the Certificate of Formation of the Company, this Agreement, or an agreement in effect at the time of the accrual of the alleged cause of the action asserted in the proceeding in which the expenses were incurred or other amounts were paid, which prohibits or otherwise limits indemnification; or

ii.    That it would be inconsistent with any condition expressly imposed by a court in approving a settlement.

12.	Dissolution. The Company shall dissolve, and its affairs shall be wound up upon the first to occur of (a) the written consent of the Member, or (b) the entry of a decree of judicial dissolution under the Act.

13.	Capital Contributions. The Member and persons hereafter admitted as members of the Company may (but shall not be obligated to) make contributions of cash (or promissory obligations), property or services to the Company as shall be determined by the Board and the member making such contribution at the time of each such admission.

14.	Allocation of Profits and Losses. All of the Company’s profits and losses will be allocated to the Member.

15.	Distributions. Distributions shall be made to the Member at the times and in amounts determined by the Board.

16.	Assignments. The Member may assign in whole or in part its interests in the Company.

17.	New Members. New members may be admitted to the Company on such terms as may be agreed to by the Member.

18.	Amendments. This Agreement may be amended with the written approval of the Member.

19.	Governing Law. This Agreement and all disputes and controversies arising hereunder or relating hereto shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, have duly executed this Agreement as of the date first written above.

[ ],
a Delaware corporation

By:
Name:
Title:

Annex B

SUPPORT AGREEMENT

THIS SUPPORT AGREEMENT (this “Agreement”) dated November 21, 2016, is entered into between MACOM Technology Solutions Holdings, Inc., a Delaware corporation (“Parent”), Montana Merger Sub I, Inc., a Delaware corporation and direct wholly owned subsidiary of Parent (“Purchaser”), and                      (“Stockholder”), with respect to (i) the shares of common stock, par value $0.01 per share (the “Shares”), of Applied Micro Circuits Corporation, a Delaware corporation (the “Company”), (ii) all securities exchangeable, exercisable or convertible into Shares and (iii) any securities issued or exchanged with respect to such Shares, and upon any recapitalization, reclassification, merger, consolidation, spin-off, partial or complete liquidation, stock dividend, split-up or combination of the securities of the Company or upon any other change in the Company’s capital structure, in each case whether now owned or hereafter acquired by the Stockholder (collectively, the “Company Securities”).

W I T N E S S E T H:

WHEREAS, Parent, Purchaser, Montana Merger Sub II, LLC, a Delaware limited liability company (“Merger Sub Two”), and the Company have entered into an Agreement and Plan of Merger and Reorganization dated as of the date hereof (as the same may be amended or supplemented, the “Merger Agreement”) pursuant to which Purchaser will commence an exchange offer (the “Offer”) to acquire all of the Shares and the corporate goodwill associated with such shares, and, following the consummation of the Offer, (i) Purchaser will merge with and into the Company (the “First Merger”) with the result that the Company survives the First Merger and becomes a direct or indirect wholly owned subsidiary of Parent; and (ii) immediately following the First Merger, the Company, as the surviving company of the First Merger, will merge with and into Merger Sub Two, with Merger Sub Two surviving the merger and becoming a direct or indirect wholly owned subsidiary of Parent (the “Second Merger” and together with the First Merger, the “Mergers”);

WHEREAS, as of the date hereof, Stockholder beneficially owns and has the power to dispose of the Company Securities set forth on Schedule I hereto and has the power to vote the Shares set forth thereon;

WHEREAS, Stockholder will benefit from the receipt of significant cash proceeds resulting from the consummation of the Offer, including an amount intended to compensate Stockholder for the value of the corporate goodwill associated with Stockholder’s Shares;

WHEREAS, as a condition and inducement to the willingness of Parent and Purchaser to enter into the Merger Agreement, Stockholder has agreed to execute and deliver this Agreement;

WHEREAS, Parent and Purchaser would incur a significant loss of the corporate goodwill associated with Stockholder’s Shares if Stockholder were to breach this Agreement; and

WHEREAS, capitalized terms used in this Agreement and not defined have the meaning given to such terms in the Merger Agreement.

NOW, THEREFORE, in contemplation of the foregoing and in consideration of the mutual agreements, covenants, representations and warranties contained herein and intending to be legally bound hereby, the parties hereto agree as follows:

1.    Certain Covenants.

1.1    Company Securities Lock-Up.

(a)    Subject to Section 1.3, except as contemplated by the Merger Agreement, Stockholder hereby covenants and agrees that between the date hereof and the Termination Date (as defined below), Stockholder will not (a) directly or indirectly, sell, transfer, assign, pledge, hypothecate, tender, encumber or otherwise dispose of or limit its right to vote in any manner any of the Company Securities, or agree to do any of the foregoing, or (b) take any action which would have the effect of preventing or disabling Stockholder from performing its obligations under this Agreement. Notwithstanding the foregoing, Stockholder may transfer any or all of his, her or its Company Securities as follows: (i) in the case of a Stockholder that is an entity, to any parent entity, subsidiary or affiliate under common control with such Stockholder, or to a partner or member of Stockholder, and (ii) in the case of a Stockholder that is an individual, to Stockholder’s spouse, ancestors, descendants or any trust for any of their benefits or to a charitable organization qualified under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, or qualified as a charitable organization under the equivalent laws of Canada or its provinces; provided, however, that in any such case, prior to and as a condition to the effectiveness of such transfer, (A) each person to which any of such Company Securities or any interest in any of such Company Securities is or may be transferred shall have executed and delivered to Parent and Purchaser a counterpart to this Agreement pursuant to which such person shall be bound by all of the terms and provisions of this Section 1.1 of this Agreement, and (B) this Agreement shall be the legal, valid and binding agreement of such person, enforceable against such person in accordance with its terms. Any attempt by Stockholder to transfer any or all of the Company Securities or any interest therein in violation of this Section 1.1 shall be null and void, regardless of whether the proposed transferee has any actual or constructive knowledge of the transfer restrictions set forth in this Agreement. In furtherance of the foregoing, the Company and its transfer agent are hereby authorized to decline to make any transfer of Company Securities if such transfer would constitute a violation or breach of this Section 1.1.

1.2    Certain Events. This Agreement and the obligations hereunder will attach to the Company Securities and will be binding upon any person to which legal or beneficial ownership of any or all of the Company Securities passes, whether by operation of Law or otherwise, including without limitation, Stockholder’s successors or assigns. This Agreement and the obligations hereunder will also attach to any additional Shares or other Company Securities of the Company issued to or acquired by Stockholder.

1.3    Tender of Company Securities. Stockholder agrees, in exchange for the consideration described in the Merger Agreement, (a) to promptly (and, in any event, not later than ten (10) Business Days) following the commencement of the Offer validly tender (and deliver any certificates evidencing) the Shares owned, or cause such Shares to be validly tendered, as of the date hereof and set forth on Schedule I hereto to Purchaser in the Offer, pursuant to and in accordance with the procedures set forth in the Offer Documents, free and clear of any Liens, and (b) if Stockholder thereafter acquires any additional Shares prior to the Acceptance Time, to promptly (and in any event, not later than two (2) Business Days after Stockholder acquires such additional Shares) validly tender (and deliver any certificates evidencing) such Shares, or cause such Shares to be validly tendered, into the Offer pursuant to and in accordance with the terms of the Offer, free and clear of any Liens. Unless this Agreement has been terminated in accordance with its terms, Stockholder shall not withdraw, and not permit to be withdrawn, any such Shares so tendered unless the Offer is terminated.

1.4    Public Announcement. Stockholder shall consult with Parent before issuing any press releases or otherwise making any public statements with respect to the transactions contemplated herein and shall not issue any such press release or make any such public statement without the approval of Parent, except as may be required by Law, including any filings with the Securities and Exchange Commission (the “SEC”) pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This Section 1.4 shall terminate and be null and void upon the earlier of (i) the Termination Date and (ii) consummation of the Mergers.

1.5    Disclosure. Stockholder hereby authorizes Parent and Purchaser to publish and disclose in any announcement or disclosure required by the SEC, The Nasdaq Global Select Market or any other national securities exchange and in the Offer Documents (including all documents and schedules filed with the SEC in connection with the foregoing), its identity and ownership of the Company Securities and the nature of its commitments, arrangements and understandings under this Agreement. Parent and Purchaser hereby authorize Stockholder to make such disclosure or filings as may be required by the SEC or The Nasdaq Global Select Market or any other national securities exchange.

1.6    Withdrawal Rights. Stockholder agrees that once the Shares are tendered in the Offer, Stockholder shall promptly notify Parent that such Shares have been tendered. Each of Parent and Purchaser agrees that Stockholder may withdraw the Shares from the Offer at any time following (i) the termination of this Agreement in accordance with its terms, (ii) upon the Offer being terminated in accordance with the terms of the Merger Agreement, or (iii) the termination of the Merger Agreement pursuant to its terms, prior to the consummation of the Offer. Stockholder shall not be required, for purposes of this Agreement, to exercise any unexercised Company equity award held by the Stockholder.

2.    Representations and Warranties of Stockholder. Stockholder hereby represents and warrants to Parent and Purchaser, as of the date hereof, that:

2.1    Ownership. Stockholder has good and marketable title to, and is the sole legal and beneficial owner of, the Company Securities set forth on Schedule I hereto, in each case free and clear of all liabilities, claims, liens, options, proxies, charges, participations and encumbrances of any kind or character whatsoever, other than those arising under the securities laws or under the Company’s governance documents or under any registration rights agreement between the Company and Stockholder (collectively, “Liens”). At the time Purchaser purchases the Shares pursuant to the Offer, Stockholder will transfer and convey to Parent or its designee good and marketable title to the Shares included in the Company Securities, free and clear of all Liens created by or arising through Stockholder.

2.2    Authorization. Stockholder has all requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby and has sole voting power and sole power of disposition, with respect to the Company Securities with no restrictions on its voting rights or rights of disposition pertaining thereto. Stockholder has duly executed and delivered this Agreement and this Agreement is a legal, valid and binding agreement of Stockholder, enforceable against Stockholder in accordance with its terms, subject to (a) laws of general application relating to bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other laws affecting enforcement of creditors’ rights generally and (b) rules of law governing specific performance, injunctive relief and other equitable remedies. If Stockholder is married and the Company Securities constitute community property, this Agreement has been duly authorized, executed and delivered by Stockholder’s spouse, and this Agreement is a legal, valid and binding agreement of Stockholder’s spouse, enforceable against Stockholder’s spouse in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other laws affecting enforcement of creditors’ rights generally and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

2.3    No Violation. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (a) require Stockholder to file or register with, or obtain any permit, authorization, consent or approval of, any governmental agency, authority, administrative or regulatory body, court or other tribunal, foreign or domestic, or any other entity other than filings with the SEC pursuant to the Exchange Act, or (b) violate, or cause a breach of or default under, or conflict with any contract, agreement, understanding, or Law binding upon Stockholder, except for such violations, breaches, defaults or conflicts which are not, individually or in the aggregate, reasonably likely to have a material adverse effect on Stockholder’s ability to satisfy its obligations under this Agreement. No proceedings are pending which, if adversely determined, will have an adverse effect on Stockholder’s ability to vote or dispose of any of the Company Securities. The Stockholder has not previously assigned or sold any of the Company Securities set forth on Schedule I hereto to any third party.

2.4    Stockholder Has Adequate Information. Stockholder is a sophisticated seller with respect to the Company Securities and has adequate information concerning the business and financial condition of the Company to make an informed decision regarding the sale of the Company Securities and has independently and without reliance upon either Purchaser or Parent and based on such information as Stockholder has deemed appropriate, made its own analysis and decision to enter into this Agreement. Stockholder acknowledges that neither Purchaser nor Parent has made and neither makes any representation or warranty, whether express or implied, of any kind or character except as expressly set forth in this Agreement. Stockholder acknowledges that the agreements contained herein with respect to the Company Securities by Stockholder are irrevocable (prior to the Termination Date), and that Stockholder shall have no recourse to the Company Securities, Parent or Purchaser, except with respect to breaches of representations, warranties, covenants and agreements expressly set forth in this Agreement.

2.5    No Setoff. There are no legal or equitable defenses or counterclaims that have been asserted by or on behalf of the Company or Stockholder to reduce the amount of the Company Securities or affect the validity or enforceability of the Company Securities.

3.    Representations and Warranties of Parent and Purchaser. Parent and Purchaser hereby represent and warrant to Stockholder, as of the date hereof, that:

3.1    Authorization. Parent and Purchaser have all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. Parent and Purchaser have duly executed and delivered this Agreement and this Agreement is a legal, valid and binding agreement of each of Parent and Purchaser, enforceable against each of Parent and Purchaser in accordance with its terms.

3.2    No Violation. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will violate, or cause a breach of or default under, any contract or agreement, any statute or law, or any judgment, decree, order, regulation or rule of any governmental agency, authority, administrative or regulatory body, court or other tribunal, foreign or domestic, or any other entity or any arbitration award binding upon Parent or Purchaser, except for such violations, breaches or defaults which are not reasonably likely to have a material adverse effect on either Parent’s or Purchaser’s ability to satisfy its obligations under this Agreement.

4.    Survival of Representations and Warranties. The respective representations and warranties of Stockholder, Parent and Purchaser contained herein shall not be deemed waived or otherwise affected by any investigation made by the other party hereto. The representations and warranties contained herein shall not survive the Termination Date, subject to Section 6.1.

5.    Specific Performance. Stockholder acknowledges that Purchaser and Parent will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of Stockholder which are contained in this Agreement. It is accordingly agreed that, in addition to any other remedies which may be available to Purchaser and Parent upon the breach by Stockholder of such covenants and agreements, Purchaser and Parent shall have the right to obtain preliminary and permanent injunctive relief to restrain any breach or threatened breach of such covenants or agreements or otherwise to obtain specific performance of any of such covenants or agreements, without having to post bond.

6.    Miscellaneous.

6.1    Term. This Agreement and all obligations hereunder shall terminate upon the earlier of (a) the day after the Mergers are consummated, (b) the termination of the Merger Agreement pursuant to its terms and, if due in connection therewith, the payment in full of the Termination Fee (as defined in the Merger Agreement) , (c) the mutual written consent of (x) Parent and Purchaser, on the one hand and (y) the Stockholder, on the other, or (d) such date and time as any amendment or change to the Merger Agreement or the Offer is effected without Stockholder’s consent that decreases the amount, or changes the form or (except with respect to extensions of the Offer in accordance with the terms of the Merger Agreement) timing of consideration payable to all stockholders of the Company pursuant to the terms of the Merger Agreement, or that imposes conditions to the Offer in addition to the original conditions to the Offer set forth in Annex A to the Merger Agreement or modifies such conditions in a manner adverse to the Stockholder (the earliest of (a), (b), (c) or (d), the “Termination Date”). Upon termination of this Agreement, all obligations of the parties under this Agreement will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party shall have any claim against another (and no person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of this Agreement shall not relieve any party from liability arising from any willful breach prior to such termination.

6.2    Fiduciary Duties. Notwithstanding anything in this Agreement to the contrary: (a) Stockholder makes no agreement or understanding herein in any capacity other than in Stockholder’s capacity as a record holder and beneficial owner of Company Securities, and (b) nothing herein will be construed to limit or affect any action or inaction by Stockholder or any Representative of Stockholder, as applicable, serving on the Company Board of Directors or as an officer or fiduciary of the Company, acting in such person’s capacity as a director, officer or fiduciary of the Company.

6.3    Expenses. Each of the parties hereto shall pay its own expenses incurred in connection with this Agreement. Each of the parties hereto warrants and covenants to the others that it will bear all claims for brokerage fees attributable to action taken by it.

6.4    Binding Effect. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective representatives and permitted successors and assigns.

6.5    Entire Agreement. This Agreement contains the entire understanding of the parties and supersedes all prior agreements and understandings between the parties with respect to its subject matter. This Agreement may be amended only by a written instrument duly executed by the parties hereto.

6.6    Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

6.7    Assignment. Without limitation of Section 1.1, this Agreement shall be binding upon and inure to the benefit of the parties named herein and their respective successors and permitted assigns. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties; provided, however, that each of Parent and Purchaser may freely assign its rights to another direct or indirect wholly owned subsidiary of Parent or Purchaser without such prior written approval but no such assignment shall relieve Parent or Purchaser of any of its obligations hereunder. Any purported assignment requiring consent without such consent shall be void.

6.8    Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be an original, but each of which together shall constitute one and the same Agreement.

6.9    Notices. Any notice or other communication required or permitted hereunder shall be in writing and shall be deemed given when delivered in person, by overnight courier or by electronic mail (with receipt confirmed by telephone), or two business days after being sent by registered or certified mail (postage prepaid, return receipt requested), as follows:

(a)    If to Parent or Purchaser, to:

MACOM Technology Solutions Holdings, Inc.

100 Chelmsford Street

Lowell, Massachusetts 01851

Attn: Clay Simpson

Email: clay.simpson@macom.com

Telephone:    (978) 656-2500

with a copy to:

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, Massachusetts 02199

Attn: Marko Zatylny

Email: marko.zatylny@ropesgray.com

Telephone:    (617) 951-7000

(b)    If to Stockholder, to the addresses indicated on Schedule I hereto.

Any party may by notice given in accordance with this Section 6.9 to the other parties to designate updated information for notices hereunder.

6.10    Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the Laws of the State of Delaware, without regard to any principles of conflicts of Laws that would result in the application of the Laws of any other jurisdiction.

6.11    Enforceability. The invalidity or unenforceability of any provision or provisions of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect. Upon a determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible and, absent agreement among the parties, a court is authorized to so modify this Agreement.

6.12    Further Assurances. From time to time, at Parent’s request and without further consideration, Stockholder (in its capacity as such) shall execute and deliver to Parent such documents and take such action as Parent may reasonably request in order to consummate more effectively the transactions contemplated hereby.

6.13    Remedies Not Exclusive. All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity will be cumulative and not alternative, and the exercise of any thereof by either party will not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

[The rest of this page has intentionally been left blank]

IN WITNESS WHEREOF, Parent, Purchaser and Stockholder have caused this Agreement to be duly executed as of the day and year first above written.

MACOM Technology Solutions Holdings, Inc.

By:
Name:
Title:

Montana Merger Sub I, Inc.

By:
Name:
Title:

STOCKHOLDER:

Name:

SCHEDULE I

TO SUPPORT AGREEMENT

1.	Company Securities held by Stockholder:

Stockholder	Shares	Options to Purchase Shares	Restricted Stock Units (including Company MSUs)	Other

2.	Address to which notices or other communications are to be sent in accordance with Section 6.9 of this Agreement:

Stockholder:

Email:

with a copy to:

Email:

and with a copy to:

Email:

Annex C

November 20, 2016

Board of Directors

Applied Micro Circuits Corporation

4555 Great America Parkway, Suite 601

Santa Clara, California 95054

Members of the Board:

We understand that Applied Micro Circuits Corporation (the “Company”), MACOM Technology Solutions Holdings, Inc. (the “Parent”), Montana Merger Sub I, Inc., a direct wholly owned subsidiary of the Parent (“Buyer”), and Montana Merger Sub II, LLC, a direct wholly owned subsidiary of the Parent (“Merger Sub Two”), propose to enter into an Agreement and Plan of Merger and Reorganization, substantially in the form of the draft dated November 20, 2016 (the “Merger Agreement”), which provides, among other things, for (i) the commencement by Buyer of an exchange offer (the “Offer”) for all outstanding shares of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) for $3.25 per share in cash and 0.1089 shares of common stock, par value $0.001 per share, of the Parent (the “Parent Common Stock”), subject to adjustment in certain circumstances, and (ii) the subsequent merger (the “Merger”) of Buyer with and into the Company, with the Company surviving the Merger, immediately followed by the merger of the Company with and into Merger Sub Two, with Merger Sub Two surviving the merger (together with the Merger, the “Mergers”). Pursuant to the Merger, the Company will become a wholly owned subsidiary of the Parent, and each outstanding share of the Company Common Stock, other than shares held in treasury, held by the Parent, Buyer or any other direct or indirect wholly-owned subsidiary of the Parent, or as to which appraisal rights have been perfected, will be converted into the right to receive $3.25 per share in cash (the “Cash Consideration”) and 0.1089 shares of the Parent Common Stock, subject to adjustment in certain circumstances (together with the Cash Consideration, the “Consideration”). The terms and conditions of the Offer and the Mergers are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Consideration to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to the holders of shares of the Company Common Stock.

For purposes of the opinion set forth herein, we have:

1)	Reviewed certain publicly available financial statements and other business and financial information of the Company and the Parent, respectively;

2)	Reviewed certain internal financial statements and other financial and operating data concerning the Company and the Parent, respectively;

3)	Reviewed certain financial projections prepared by the management of the Company;

4)	Reviewed information relating to certain strategic, financial and operational benefits anticipated from the Mergers, prepared by the management of the Company;

5)	Discussed the past and current operations and financial condition and the prospects of the Company, including information relating to certain strategic, financial and operational benefits anticipated from the Mergers, with senior executives of the Company;

6)	Discussed the past and current operations and financial condition and the prospects of the Parent, including information relating to certain strategic, financial and operational benefits anticipated from the Mergers, with senior executives of Parent;

7)	Reviewed the reported prices and trading activity for the Company Common Stock and the Parent Common Stock;

8)	Compared the financial performance of the Company and the Parent and the prices and trading activity of the Company Common Stock and the Parent Common Stock with that of certain other publicly-traded companies comparable with the Company and Parent, respectively, and their securities;

9)	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

10)	Participated in certain discussions and negotiations among representatives of the Company and the Parent and their financial and legal advisors;

11)	Reviewed the Merger Agreement and certain related documents; and

12)	Performed such other analyses and reviewed such other information and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company and the Parent, and formed a substantial basis for this opinion. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the Mergers, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company and the Parent. At your direction, our analysis relating to the business and financial prospects for the Parent for purposes of this opinion have been made on the basis of Thompson consensus forecasts as of November 18, 2016 (the “Street Forecasts”) only. We have been advised by the Company, and have assumed, with the Company’s consent, that the Street Forecasts are a reasonable basis upon which to evaluate the business and financial prospects of the Parent. We express no view as to the Street Forecasts or the assumptions on which they were based, including the selection of the analyst forecasts from which the Street Forecasts were derived. In addition, we have assumed that the Offer and the Mergers will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, that the Offer and the Mergers will be treated as a tax-free reorganization, pursuant to the Internal Revenue Code of 1986, as amended, and that the definitive Merger Agreement will not differ in any material respect from the draft thereof furnished to us. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Mergers, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Mergers. We are not legal, tax, or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Parent and the Company and their legal, tax, or regulatory advisors with respect to legal, tax, or regulatory matters. We have relied upon, without independent verification, the assessment by the managements of the Company and the Parent of: (i) the strategic, financial and other benefits expected to result from the Mergers; (ii) the timing and risks associated with the integration of the Company and the Parent; (iii) their ability to retain key employees of the Company and the Parent, respectively, and (iv) the validity of, and risks associated with, the Company and the Parent’s existing and future technologies, intellectual property, products, services and business models. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company‘s officers, directors or employees, or any class of such persons, relative to the Consideration to be received by the holders of shares of the Company Common Stock in the transaction. We have not made any independent valuation or appraisal of the assets or liabilities of the Company or the Parent, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services, substantial portions of which are contingent upon the rendering of this financial opinion and the closing of the Mergers. In the two years prior to the date hereof, Morgan Stanley and its affiliates have provided financing services to MACOM and have received fees in connection with such services. In addition, Morgan Stanley or an affiliate thereof currently is a lender to MACOM. Morgan Stanley may also seek to provide financial advisory and financing services to the Parent and the Company and their respective affiliates in the future and would expect to receive fees for the rendering of these services. In addition, Mark Edelstone, one of the senior members of the Morgan Stanley team on this engagement, was a member of the MACOM board of directors starting in March 2013 until his resignation in September 2014.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Parent, the Company, or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Company and may not be used for any other purpose or disclosed without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with this transaction if such inclusion is required by applicable law. In addition, this opinion does not in any manner address the prices at which the Parent Common Stock will trade following consummation of the Mergers or at any time and Morgan Stanley expresses no opinion or recommendation as to how the shareholders of the Company should act or vote in connection with any of the transactions contemplated by the Merger Agreement, including, without limitation, as to whether such holders should tender their shares into the Offer. This opinion does not address the relative merits of the transactions contemplated by the Merger Agreement as compared to other business or financial strategies that might be available to the Company, nor does it address the underlying business decision of the Company to enter into the Merger Agreement or proceed with any other transaction contemplated by the Merger Agreement.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to the holders of shares of the Company Common Stock.

Very truly yours,

MORGAN STANLEY & CO. LLC

By:	/s/ Wally Cheng
Wally Cheng
Managing Director

Annex D

Needham & Company, LLC 445 Park Avenue, New York, NY 10022-4406 (212) 371-8300

November 20, 2016

Board of Directors

Applied Micro Circuits Corporation

4555 Great America Parkway, Suite 601

Santa Clara, CA 95054

Gentlemen:

We understand that MACOM Technology Solutions Holdings, Inc. (“Parent”), Applied Micro Circuits Corporation (the “Company”), and Montana Merger Sub I, Inc. (“Purchaser”) and Montana Merger Sub II, LLC (“Merger Sub Two”), both wholly owned subsidiaries of Parent, propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”) that provides for Purchaser to commence an exchange offer (the “Offer”) for all of the outstanding shares of common stock, par value $0.01 per share, of the Company (“Company Common Stock”), pursuant to which Purchaser will exchange $3.25 in cash (the “Cash Consideration”) and 0.1089 of a share of common stock, par value $0.001 per share (“Parent Common Stock”), of Parent (the “Stock Consideration”; together with the Cash Consideration, the “Consideration”) for each share of Company Common Stock accepted. We also understand that, pursuant to the Merger Agreement, following consummation of the Offer, Purchaser will merge with and into the Company (the “First Merger”) and each outstanding share of Company Common Stock, other than shares held by the Company in treasury, and shares held by Parent or any direct or indirect wholly owned subsidiary of Parent, and other than Dissenting Shares (as defined in the Merger Agreement), will be converted into the right to receive the Consideration. Immediately following the First Merger, the Company, as the surviving company of the First Merger, shall merge with and into Merger Sub Two, with Merger Sub Two surviving the Merger (the “Second Merger” and, together with the First Merger, the “Mergers”). The terms and conditions of the Offer and the Mergers (collectively, the “Transaction”) will be set forth more fully in the Merger Agreement.

You have asked us to advise you as to the fairness, from a financial point of view, to the holders of Company Common Stock (other than Parent or any of its affiliates and other than holders of Dissenting Shares) of the Consideration to be paid to such holders pursuant to the Merger Agreement.

For purposes of this opinion we have, among other things: (i) reviewed a draft of the Merger Agreement dated November 20, 2016; (ii) reviewed certain publicly available information concerning the Company and Parent, and certain other relevant financial and operating data of the Company and Parent furnished to us by the Company; (iii) reviewed the historical stock prices and trading volumes of the Company Common Stock and Parent Common Stock; (iv) held discussions with members of management of the Company concerning the current operations of and future business prospects for the Company and joint prospects for the combined companies, including the potential cost savings and other synergies that may be achieved by the combined companies; (v) reviewed certain financial forecasts with respect to the Company prepared by the management of the Company and held discussions with members of management of the Company concerning those forecasts;

Boston Office: One Federal Street, Boston, MA 02110 (617) 457-0910

California Offices: 3000 Sand Hill Road, Building 3, Menlo Park, CA 94025 (650) 854-9111

535 Mission Street, San Francisco, CA 94105 (415) 262-4860

Chicago Office: 180 North LaSalle, Suite 3700, Chicago, IL 60601 (312) 981-0412

Board of Directors

Applied Micro Circuits Corporation

November 20, 2016

Needham & Company, LLC

(vi) reviewed certain research analyst projections with respect to the Company and Parent and held discussions with members of the management of the Company concerning those projections; (vii) compared certain publicly available financial data of companies whose securities are traded in the public markets and that we deemed generally relevant to similar data for the Company and Parent; (viii) reviewed the financial terms of certain business combinations that we deemed generally relevant; and (ix) reviewed such other financial studies and analyses and considered such other matters as we have deemed appropriate.

In connection with our review and in arriving at our opinion, we have assumed and relied on the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by us for purposes of this opinion and have neither attempted to verify independently nor assumed responsibility for verifying any of such information. We have assumed the accuracy of the representations and warranties contained in the Merger Agreement and all agreements related thereto. In addition, we have assumed, with your consent, that the Transaction will be consummated upon the terms and subject to the conditions set forth in the draft Merger Agreement dated November 20, 2016, without waiver, modification or amendment of any material term, condition or agreement thereof and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, Parent or the contemplated benefits of the Transaction. With respect to the financial forecasts for the Company provided to us by the management of the Company, we have assumed, with your consent and based upon discussions with management of the Company, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of the Company, at the time of preparation, of the future operating and financial performance of the Company and the combined companies. We have relied, without independent verification, upon the estimates of management of the Company of the potential cost savings and other synergies, including the amount and timing thereof, that may be achieved as a result of the proposed Transaction. With respect to the research analyst projections for the Company and Parent, we have assumed, with your consent and based upon discussions with the management of the Company, that such projections represent reasonable estimates of the future financial performance of the Company and Parent. We express no opinion with respect to any of such forecasts (including such cost savings and other synergies), estimates or projections or the assumptions on which they were based.

We have not assumed any responsibility for or made or obtained any independent evaluation, appraisal or physical inspection of the assets or liabilities of the Company, Parent or any of their respective subsidiaries nor have we evaluated the solvency or fair value of the Company, Parent or any of their respective subsidiaries under any state or federal laws relating to bankruptcy, insolvency or similar matters. Further, our opinion is based on economic, monetary and market conditions as they exist and can be evaluated as of the date hereof and we assume no responsibility to update or revise our opinion based upon circumstances and events occurring after the date hereof. Our opinion as expressed herein is limited to the fairness, from a financial point of view, to the holders of Company Common Stock (other than Parent or any of its affiliates and other than holders of Dissenting Shares) of the Consideration to be paid to such holders pursuant to the Merger Agreement and we express no opinion as to the fairness of the Transaction to, or any consideration paid in connection therewith to, the holders of any other class of securities, creditors or other constituencies of the Company, or as to the Company’s underlying business decision to engage in the Transaction or the relative merits of the Transaction as compared to other business strategies that might be available to the Company. We were not authorized to and did not solicit any indications of interest from any third party with respect to the purchase of all or any part of the Company or any alternative transaction and we have not been requested to and did not participate in the structuring or negotiation of the terms of the Transaction. In addition, we express no opinion with respect to the

Board of Directors

Applied Micro Circuits Corporation

November 20, 2016

Needham & Company, LLC

amount or nature or any other aspect of any compensation payable to or to be received by any officers, directors or employees of any party to the Transaction, or any class of such persons, relative to the Consideration to be paid to the holders of Company Common Stock pursuant to the Merger Agreement or with respect to the fairness of any such compensation. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender shares of Company Common Stock in connection with the Offer or how such stockholder should vote or act on any matter relating to the Transaction.

We are not expressing any opinion as to the value of Parent Common Stock if and when issued pursuant to the Transaction or the prices at which Parent Common Stock or Company Common Stock will actually trade at any time.

We have been engaged by the Company as financial advisor to render this opinion and will receive fees for our services that are not contingent on the consummation of the Offer or the Mergers. In addition, the Company has agreed to indemnify us for certain liabilities arising out of the rendering of this opinion and to reimburse us for certain of our out-of-pocket expenses. We have not in the past two years provided investment banking or financial advisory services to the Company unrelated to our current engagement with respect to the proposed Transaction for which we have received compensation. We have not in the past two years provided investment banking or financial advisory services to Parent or Purchaser for which we have received compensation. We may in the future provide investment banking and financial advisory services to the Company, Parent and their respective affiliates unrelated to the Transaction, for which services we would expect to receive compensation. In the ordinary course of our business, we may actively trade the equity securities of the Company and Parent for our own account or for the accounts of customers or affiliates and, accordingly, may at any time hold a long or short position in such securities.

This letter and the opinion expressed herein are provided at the request and for the information of the Board of Directors of the Company and may not be disclosed publicly, quoted or referred to or used for any other purpose without our prior written consent, except that this letter may be disclosed in connection with any proxy, information or solicitation/ recommendation statement used in connection with the Transaction provided that this letter is quoted in full in such proxy, information or solicitation/recommendation statement. This opinion has been approved by a fairness committee of Needham & Company, LLC.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be paid to the holders of Company Common Stock (other than Parent or any of its affiliates and other than holders of Dissenting Shares) pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Needham & Company, LLC

NEEDHAM & COMPANY, LLC

ANNEX E

Directors and Executive Officers of MACOM and the Purchaser

The name, age, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of MACOM Technology Solutions Holdings, Inc. (“MACOM”) and Montana Merger Sub I, Inc. (the “Purchaser”) are set forth below. The current business address of each director and officer is c/o MACOM Technology Solutions Holdings, Inc., 100 Chelmsford Street, Lowell, Massachusetts 01851.

During the past five years, none of the directors and officers of MACOM or the Purchaser listed below has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Each such person listed below is a citizen of the United States of America, except that Robert Dennehy is a citizen of Ireland.

Peter Chung, age 49, has served as a director of MACOM since December 2010. Mr. Chung is a Managing Director and the Chief Executive Officer of Summit Partners, L.P., which he joined in August 1994. Mr. Chung currently serves as a director and the chairman of the compensation committee of A10 Networks, Inc., a provider of application networking technologies, and as a director and the chairman of the nominating and corporate governance committee of Acacia Communications, Inc., a provider of high-speed coherent optical interconnect products. Mr. Chung has also served as a director of numerous other public companies, including, most recently, Ubiquiti Networks, Inc. (“Ubiquiti”), a developer of networking technology for service providers and enterprises, from March 2010 to October 2013, NightHawk Radiology Holdings, Inc. (“NightHawk”), a provider of teleradiology services, from March 2004 to December 2010, SeaBright Holdings, Inc., a provider of multi-jurisdictional workers’ compensation insurance and general liability insurance, from October 2003 to May 2010, and Sirenza Microdevices, Inc. (“Sirenza”), a supplier of radio frequency semiconductors and related components for the commercial communications, consumer and aerospace, defense and homeland security equipment markets, from October 1999 to April 2006. Mr. Chung also serves as a director of several privately-held companies. Mr. Chung received an A.B. from Harvard University and an M.B.A. from Stanford University.

Gil Van Lunsen, age 74, has served as a director of MACOM since August 2010. Prior to his retirement in June 2000, Mr. Van Lunsen was a Managing Partner of KPMG LLP and led the firm’s Tulsa, Oklahoma office. During his 33-year career, Mr. Van Lunsen held various positions of increasing responsibility with KPMG LLP and was elected partner in 1977. Mr. Van Lunsen is currently a member of the board of directors and the audit committee chairman at Array Biopharma Inc., a biopharmaceutical company. He served as a director and the chairman of the audit committee of ONEOK Partners, L.P., a natural gas gathering, processing, storage and transportation provider and its predecessor entities from 2005 until his retirement in 2015. Previously, Mr. Van Lunsen served as a director of Sirenza and was chairman of its audit committee from October 2003 through its sale to RF Micro Devices, Inc. (“RFMD”) in November 2007. Mr. Van Lunsen received a B.S./B.A. in accounting from the University of Denver.

Charles Bland, age 68, has served as a director of MACOM since June 2016, and previously served as a director of MACOM from December 2010 to February 2016. Mr. Bland served as MACOM’s Chief Executive Officer from February 2011 to December 2012, and was employed by MACOM in a transitional capacity following his retirement from service as Chief Executive Officer of MACOM through May 2013. Mr. Bland previously served as MACOM’s Chief Operating Officer from June 2010 to February 2011. From April 2007 through December 2010, Mr. Bland served as a director and as the chairman of the audit committee of NightHawk. During 2009, Mr. Bland served as the Chief Financial Officer of American Gaming Systems, a privately-held designer, manufacturer and operator of gaming machines. Mr. Bland served as the Chief Financial Officer of Sirenza, from

E-1

July 2005 through its sale to RFMD in November 2007, and also as its Chief Operating Officer from May 2003 until July 2005. Mr. Bland received his B.S. in Accounting and Finance from The Ohio State University and his M.B.A. from the Sloan School, Massachusetts Institute of Technology.

Susan Ocampo, age 58, has served as a director of MACOM since June 2016, and previously served as a director of MACOM from December 2010 to February 2016. She has also served as Vice President, Secretary and Treasurer of GaAs Labs, LLC (“GaAs Labs”), a private investment fund targeting the communications semiconductor market, since co-founding it in February 2008. Previously, Mrs. Ocampo co-founded Sirenza in 1984. Mrs. Ocampo served as Sirenza’s Treasurer from November 1999 through its sale to RFMD in November 2007. Mrs. Ocampo holds a B.A. from Maryknoll College.

Stephen G. Daly, age 51, has served as a director of MACOM since March 2015. From January 2004 through March 2013, Mr. Daly served as the President of Hittite Microwave Corporation (“Hittite”), a provider of analog and mixed signal integrated circuits, modules and subsystems for commercial and military RF, microwave and millimeterwave applications. Mr. Daly also served as Hittite’s Chief Executive Officer from December 2004 through March 2013. He served as a member of Hittite’s board of directors from January 2004 through May 2013, and as its chairman from December 2005 through March 2013. From 1996 to 2004 he was employed in other application engineering, marketing and sales roles at Hittite. Mr. Daly also serves as a director of a privately-held company. Mr. Daly received a B.S. in Electrical Engineering from Northeastern University.

John Ocampo, age 57, has served as a director and as the chairman of the board of directors of MACOM since its inception in March 2009. Mr. Ocampo has also served as President of GaAs Labs since co-founding it in February 2008. Previously, Mr. Ocampo co-founded Sirenza in 1984, served as a director of Sirenza from its inception in 1984 through its sale to RFMD in November 2007, and served in a number of senior executive roles throughout that period, most recently as its Chairman from December 1998 through November 2007. Mr. Ocampo also served as a director of RFMD from November 2007 to November 2008. From October 2010 to October 2013, Mr. Ocampo served as a director of Ubiquiti. Mr. Ocampo also serves as a director of various privately-held companies. Mr. Ocampo holds a B.S.E.E. from Santa Clara University.

John Croteau, age 55, has served as the Chief Executive Officer and as a director of MACOM since December 2012, and as President of MACOM since October 2012. Since November 2016, Mr. Croteau has also served as the Chief Executive Officer and President and as the sole director of Purchaser. Mr. Croteau joined MACOM from NXP Semiconductors N.V. (“NXP”), a provider of mixed signal solutions and standard products, where he served as the Senior Vice President and General Manager of its High-Performance RF business from May 2008 to October 2012. For three of those years, Mr. Croteau also managed NXP’s Power & Lighting Solutions business. Prior to joining NXP, Mr. Croteau held numerous product management positions at Analog Devices, Inc. (“ADI”), a high-performance semiconductor company, including General Manager for ADI’s Convergent Platforms and Services Group as well as product line director for the Integrated Audio Group. Mr. Croteau holds a B.S. in Engineering Science and Mechanics from Penn State University.

Robert McMullan has served as the Senior Vice President and Chief Financial Officer of MACOM since January 2014. Since November 2016, Mr. McMullan has also served as the Senior Vice President, Chief Financial Officer and Treasurer of the Purchaser. Prior to joining MACOM, Mr. McMullan served as founder and Chief Executive Officer of Sands Point Associates, LLC, a mergers and acquisitions advisory, fund raising and operations consultancy, since January 2011. From December 2010 to August 2011, he served as Chief Executive Officer of FA Holding, Inc., holding company of First Allied Securities, Inc., a full-service independent broker/dealer. From May 2010 to November 2010, Mr. McMullan served as Chief Financial Officer and Chief Operating Officer of Partsearch Technologies, Inc., an ecommerce electronics replacement parts company. From June 2005 to September 2009, Mr. McMullan was Chief Executive Officer of Control Point Solutions, Inc. (which was acquired by HCL Technologies, Ltd. in September 2008), a provider of voice, data and wireless telecommunications expense management services. Prior to joining Control Point Solutions, Inc., Mr. McMullan served as Chief Financial Officer of various public companies, including Conexant Systems, Inc.,

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GlobespanVirata, Inc. and The BISYS Group, Inc. Mr. McMullan holds a B.A. in Business Administration from St. Michael’s College.

Dr. Alex Behfar has served as Senior Vice President and Chief Scientist, Photonics of MACOM, since January 2016. Previously, he served as Senior Vice President and General Manager, Photonic Solutions of MACOM, from December 2014 to January 2016. Prior to joining MACOM, in 2000 he founded BinOptics Corporation (“BinOptics”), a provider of indium phosphide lasers for data centers, mobile backhaul, silicon photonics and access networks, and served as the Chairman and Chief Executive Officer of BinOptics from its inception through MACOM’s December 2014 acquisition of BinOptics. He holds an M.S. and a Ph.D. in Electrical Engineering from Cornell University and a B.Sc. in Electrical and Electronic Engineering from King’s College, University of London.

Robert Dennehy has served as Senior Vice President, Operations of MACOM, since October 2013, and prior to that had served as Vice President, Operations of MACOM, since March 2011. He previously served as Managing Director of MACOM’s Cork, Ireland subsidiary from 2006 to March 2011. Prior to that Mr. Dennehy served in product management and other roles of increasing responsibility with MACOM. Mr. Dennehy holds an Associate’s degree in Electronic Engineering and a Diploma in Business Administration from Henley Business School, London.

Donghyun Thomas Hwang has served as Senior Vice President, Global Sales of MACOM, since January 2015. From January 2002 through August 2014, Mr. Hwang held various sales positions at Hittite, including Vice President of Worldwide Sales from January 2010 to October 2013, Vice President of Asia-Pacific Sales from November 2013 to July 2014 and, following the acquisition of Hittite by ADI, Director of Asia-Pacific Sales from July 2014 to August 2014. Mr. Hwang received a B.S. in Electrical Engineering and an M.S. in Electrical Engineering from Lehigh University.

John (“Jack”) Kennedy has served as Senior Vice President and General Manager, Aerospace & Defense Solutions of MACOM, since October 2016. He previously served as Senior Vice President and General Manager, Aerospace & Defense of MACOM, from October 2014 to October 2016, as Vice President, North America Sales of MACOM, from March 2014 to October 2014, as Vice President, Global Sales of MACOM, from May 2011 to March 2014, as Director, Global Distribution of MACOM, from November 2010 to May 2011 and as Regional Sales Manager of MACOM from May 2010 through November 2010. Mr. Kennedy holds a Bachelor of Science degree from Boston University.

Michael Murphy has served as Senior Vice President and General Manager, RF & Microwave of MACOM, since October 2016. He previously served as Senior Vice President, Engineering of MACOM, from October 2013 to October 2016 and as Vice President, Engineering of MACOM, from November 2009 to October 2013. From July 2006 to November 2009, he served as Vice President of Engineering of the Networks Division of TriQuint Semiconductor, Inc., a supplier of RF components for wireless communications. Mr. Murphy holds a B.S.E.E. and an M.S.E.E from the University of Massachusetts and a Master’s Degree in Business Administration from Boston University.

Preetinder Virk has served as Senior Vice President and General Manager, Networks of MACOM since January 2017. He previously served as Senior Vice President and General Manager, Carrier Networks of MACOM, from October 2014 to January 2017, and prior to that had served as Senior Vice President, Strategy of MACOM, since December 2013. From May 2012 to December 2013, Mr. Virk served as Senior Vice President and General Manager, Communications Processing, for Mindspeed Technologies, Inc. (“Mindspeed”). From April 2009 to February 2012, Mr. Virk served as Director, Global Network Segment Marketing, for Freescale Semiconductor, Inc., a provider of embedded processing solutions for the automotive, consumer, industrial and networking markets. From October 2007 to April 2009, Mr. Virk served as Mindspeed’s Senior Vice President and General Manager, Enterprise and Consumer Premise. Mr. Virk earned a Master’s Degree in Business Administration and a Master’s Degree in Electrical Engineering from Worcester Polytechnic Institute. He also is a graduate of Thapar Institute of Engineering in India.

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